As filed with the Securities and Exchange Commission on December 22, 2010

Registration No. 333-171032

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cooper-Standard Automotive Inc.

and the Guarantor Registrants Listed in the Table Below

(Exact name of registrant as specified in its charter)

Ohio	3714	34-0549970
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

39550 Orchard Hill Place Drive Novi, MI 48375 (248) 596-5900	Timothy W. Hefferon, Esq. Vice President, General Counsel and Secretary Cooper-Standard Automotive Inc. 39550 Orchard Hill Place Drive Novi, MI 48375 (248) 596-5900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Daniel J. Bursky, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

Approximate date of commencement of proposed exchange offer: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transactions:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d01(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANT GUARANTORS

Exact Name of Registrant Guarantor as Specified in its Charter(1)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Cooper-Standard Holdings Inc.	Delaware	3714	20-1945088
Cooper-Standard Automotive FHS Inc.	Delaware	3714	21-02317
Cooper-Standard Automotive Fluid Systems Mexico Holdings LLC	Delaware	3714	51-0380442
Cooper-Standard Automotive NC L.L.C.	North Carolina	3714	34-1972839
Cooper-Standard Automotive OH, LLC	Ohio	3714	34-1972845
CSA Services Inc.	Ohio	7363	34-1969510
NISCO Holding Company	Delaware	3714	34-1611697
North American Rubber, Incorporated	Texas	3052	35-1609926
StanTech, Inc.	Delaware	3641	31-1384014
Sterling Investments Company	Delaware	7389	34-1821393
Westborn Service Center, Inc.	Michigan	4225	38-1897448

(1)	The address for each of the additional registrant guarantors is c/o Cooper-Standard Holdings Inc., 39550 Orchard Hill Place Drive, Novi, Michigan 48375.

The information in this prospectus is not complete and may be changed. We may not sell these securities or consummate the exchange offer until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or exchange these securities and it is not soliciting an offer to acquire or exchange these securities in any jurisdiction where the offer, sale or exchange is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 22, 2010

Prospectus

Cooper-Standard Automotive Inc.

Exchange Offer for

$450,000,000 8 1/2% Senior Notes due 2018

We are offering to exchange up to $450,000,000 of our new 8 1/2% senior notes due 2018, which we refer to as the exchange notes, for up to $450,000,000 of our outstanding 8 1/2% senior notes due 2018, which we refer to as the outstanding senior notes. The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws, are not subject to transfer restrictions and are not entitled to certain registration rights relating to the outstanding notes. The exchange notes will represent the same debt as the outstanding notes and we will issue the exchange notes under the same indenture as the outstanding notes.

There is no existing public market for the outstanding notes or the exchange notes offered hereby. We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

The exchange offer will expire at 12:00 midnight, New York City time on                     , 2011, unless we extend it.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must acknowledge that they will deliver this prospectus in any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the exchange notes received in exchange for outstanding notes that were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

You should consider carefully the “Risk Factors” beginning on page 21 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010

You should rely only on the information contained in this prospectus and any applicable prospectus supplement or amendment. We have not authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but our business, financial condition or results of operations may have changed since that date.

i

Basis of Presentation

In this prospectus, “Cooper-Standard,” the “Company,” “we,” “us” and “our” all refer to Cooper-Standard Automotive Inc., its subsidiaries on a consolidated basis and Cooper-Standard Holdings Inc., its direct parent, unless the context requires otherwise. References to the “Issuer” refer solely to Cooper-Standard Automotive Inc. and not to any of its subsidiaries. References to “Parent” refer solely to Cooper-Standard Holdings Inc. and not any of its subsidiaries. References to “our common stock” refer to shares of common stock, par value $0.001 per share, of Parent. References to “our 7% preferred stock” refer to shares of the 7% Cumulative Participating Convertible Preferred Stock, par value $0.001 per share, of Parent.

In this prospectus, we present the consolidated financial statements and other financial information of Cooper-Standard Holdings Inc., including “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Cooper-Standard Holdings Inc., which will guarantee the exchange notes, has no material assets other than the stock of its subsidiaries and conducts substantially all of its operations through its subsidiaries, which include Cooper-Standard Automotive Inc. Therefore, although Cooper-Standard Holdings Inc. is not the issuer of the exchange notes, its revenue and results of operations substantially reflect the revenues and results of operations of its subsidiaries, which include Cooper-Standard Automotive Inc.

In accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 852, “Reorganizations,” we adopted “fresh-start” accounting upon our emergence from bankruptcy and became a new entity for financial reporting purposes as of June 1, 2010. Accordingly, the consolidated financial statements for the reporting entity subsequent to emergence from bankruptcy, or the Successor, are not comparable to the consolidated financial statements for the reporting entity prior to emergence from bankruptcy, or the Predecessor. For a discussion of “fresh-start” accounting, see note 3 to our unaudited financial statements as of September 30, 2010.

Unless otherwise stated, references to “pro forma” data in this prospectus give effect to the Pro Forma Adjustments, as further described under “Unaudited Pro Forma Condensed Consolidated Financial Information,” as if they occurred on January 1, 2009.

FORWARD-LOOKING STATEMENTS

In addition to historical information, certain statements contained in this prospectus are forward-looking statements within the meaning of federal securities laws, and we intend that such forward-looking statements be subject to the safe-harbor created thereby. These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends, the impact of “fresh-start” accounting, the impact of our bankruptcy on our future performance and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” or future or conditional verbs, such as “will,” “should,” “could,” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, no assurances can be made that these expectations, beliefs and projections will be achieved. Forward-looking statements are not guarantees of future performance and are subject to significant risks and uncertainties that may cause actual results or achievements to be materially different from the future results or achievements expressed or implied by the forward-looking statements.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are described in “Risk Factors.” Such risks and uncertainties and other important factors include, but are not limited to:

•	our dependence on the automotive industry and the possibility of further material contractions in automotive sales and production;

•	our ability to generate sufficient cash to service our indebtedness and meet dividend obligations on our 7% preferred stock;

•	disruptions in the financial markets and the availability of and cost of credit;

•	viability of our supply base;

•	escalating pricing pressures;

•	our ability to meet a significant increase in demand;

•	availability and cost of raw materials;

•	our ability to compete in the highly competitive automotive parts industry;

•	our significant non-U.S. operations;

•	our dependence on certain major customers;

•	labor conditions;

•	our ability to meet our customers’ needs for new and improved products in a timely manner;

•	our ability to attract and retain key personnel;

•	our legal rights to our intellectual property portfolio;

•	our underfunded pension plans;

•	environmental and other regulation;

•	the possibility that our acquisition strategy will not be successful;

•	the lack of comparability of our financial condition and results of operations following our emergence from bankruptcy to those reflected in our historical financial statements;

•	whether our future financial statements will contain disclosure about our ability to continue as a going concern;

•	the possibility of future impairment charges to our goodwill and long-lived assets; and

•	uncertainty as to the effect of our emergence from bankruptcy on our operations going forward.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and other reports we file with the Securities and Exchange Commission, or the SEC, and are expressly qualified in their entirety by the cautionary statements included herein and therein. We undertake no obligation to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND MORE INFORMATION

We and the guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete.

We file periodic and annual reports and other information with the SEC. We are not required to send annual reports to security holders pursuant to the SEC’s proxy rules. You may read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

You may also request copies of these documents, at no cost to you, by contacting us at the following address: Cooper-Standard Automotive Inc., 39550 Orchard Hill Place Drive, Novi, Michigan 48375, Attn: General Counsel, (248) 596-5900. To obtain timely delivery, holders of outstanding notes must request the information no later than five business days before                     , 2011, the date they must make their investment decision.

Cooper-Standard Automotive Inc. was incorporated as an Ohio corporation in 1936 and is a wholly-owned subsidiary of Cooper-Standard Holdings Inc., a Delaware corporation. Our principal executive offices are located at 39550 Orchard Hill Place Drive, Novi, Michigan 48375 and our telephone number at that address is (248) 596-5900. You may find additional information about us and our subsidiaries on our website at www.cooperstandard.com. The information contained on, or that can be accessed through, our website is not incorporated by reference in, and is not a part of, this prospectus.

We have agreed that, even if we are not required under the Exchange Act to furnish reports to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us on such annual reports and other reports if we were subject to Sections 13 or 15(d) of the Exchange Act. See “Description of Exchange Notes.”

PROSPECTUS SUMMARY

This summary highlights information about us that is contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read the entire prospectus carefully before participating in the exchange offer, including the section entitled “Risk Factors” and our consolidated financial statements and related notes.

Our Business

We are a leading manufacturer of body sealing, anti-vibration, or AVS, and fluid handling components, systems, subsystems and modules. Our products are primarily for use in passenger vehicles and light trucks that are manufactured by global automotive original equipment manufacturers, or OEMs, and replacement markets. We believe that we are the largest global producer of body sealing systems, the second largest global producer of the types of fluid handling products that we manufacture and one of the largest North American producers in the AVS business.

We design and manufacture our products in each major automotive region of the world in close proximity to our customers through a disciplined and consistent approach to engineering and production. We operate in 66 manufacturing locations and nine design, engineering and administrative locations around the world, including Australia, Belgium, Brazil, Canada, China, Czech Republic, France, Germany, India, Italy, Japan, Korea, Mexico, the Netherlands, Poland, Spain, the United Kingdom and the United States. For the year ended December 31, 2009, we generated approximately 47% of our sales in North America, 40% in Europe, 6% in South America and 7% in Asia/Pacific.

For the year ended December 31, 2009, approximately 80% of our sales were direct to OEMs, including Ford Motor Company, or Ford, “GM,” defined herein as General Motors Corporation combined with General Motors Company, and “Chrysler,” defined herein as Chrysler LLC combined with Chrysler Group LLC, or, collectively, the Detroit 3, Fiat, Volkswagen/Audi Group, Renault/Nissan, PSA Peugeot Citroën, Daimler, BMW, Toyota, Volvo, Jaguar/Land Rover and Honda. The remaining 20% of our sales for the year ended December 31, 2009 were primarily to Tier I and Tier II automotive suppliers and non-automotive customers. In 2009, our products were found in 17 of the 20 top-selling vehicle models in North America and in 19 of the 20 top-selling vehicle models in Europe.

The following chart illustrates our balance and diversity by providing a breakdown of our $1.9 billion in sales for the year ended December 31, 2009 by geography and customer.

We conduct substantially all of our activities through our subsidiaries and sell our product lines through two reportable segments—North America and International. The International segment covers Europe, South America and Asia. For the year ended December 31, 2009, the five months ended May 31, 2010 and the four months ended September 30, 2010, we had sales of $1.9 billion, $1.0 billion and $0.8 billion and a net loss of $(356.1) million and net income of $636.3 million and $25.7 million, respectively. See “Business” for a more detailed description of our business. On a pro forma basis, for the year ended December 31, 2009 and on a combined pro forma basis for the nine months ended September 30, 2010, we had sales of $1.9 billion and $1.8 billion and a net loss of $(332.4) million and net income of $44.7 million, respectively. See “Business” for a more detailed description of our business.

Products

We supply a diverse range of products on a global basis to a broad group of customers across a wide range of vehicles. Our principal product lines are body and chassis products and fluid handling products. For the years ended December 31, 2008 and 2009, and the nine months ended September 30, 2010, body and chassis products accounted for 66%, 65% and 66%, respectively, of our sales, and fluid handling products accounted for 34%, 35% and 34%, respectively, of our sales. The top ten vehicle platforms we supply accounted for approximately 28% of our sales in 2008, 32% of our sales in 2009 and 34% of our sales in the nine months ended September 30, 2010. Our principal product lines are described below.

Product Lines	Solutions	Products & Modules	Market Position*
Body & Chassis:
Body Sealing	Protect vehicle interiors from weather, dust and noise intrusion	Extruded rubber and thermoplastic sealing, weather strip assemblies and encapsulated glass products	#1 globally
Anti-Vibration	Control and isolate noise and vibration in the vehicle to improve ride and handling	Engine and body mounts, dampers, isolators, springs, stamped or cast metal products and rubber products	#3 North America
Fluid Handling	Control, sense, measure and deliver fluids and vapors throughout the vehicle	Pumps, tubes and hoses, connectors and valves (individually and in systems and subsystems)	#2 globally

*	Market positions are management’s estimates, which are based on reports prepared by industry consultants commissioned by us in 2008. See “Market and Industry Data.”

Our Industry

The automotive industry is one of the world’s largest and most competitive. Consumer demand for new vehicles largely determines sales and production volumes of global OEMs, and component suppliers rely on high levels of vehicle sales and production to be successful.

The automotive supplier industry is generally characterized by high barriers to entry, significant start-up costs and long-standing customer relationships. The key criteria by which OEMs judge automotive suppliers include price, quality, service, performance, design and engineering capabilities, innovation, timely delivery and, more recently, financial stability. Over the last decade, those suppliers that have been able to achieve manufacturing scale, reduce structural costs, diversify their customer bases and establish a global manufacturing footprint have been successful.

The table below outlines vehicle production forecasts for years 2010 through 2014:

	2010	2011	2012	2013	2014
	(vehicle units in millions)
Europe	18.0	18.3	19.3	20.8	21.7
North America	11.8	12.2	13.3	14.4	15.2
Asia	33.4	34.9	38.1	41.1	43.0

Source:	IHS Automotive (formerly CSM Worldwide) September 2010 Forecast

Among the leading drivers of new vehicle demand is the availability of consumer credit to finance purchases. Beginning in late 2008, turmoil in the global credit markets and the recession in the United States and global economies led to a severe contraction in the availability of consumer credit. As a result, global vehicle sales volumes plummeted, led by severe declines in the mature North American and European markets. During 2009, North American light vehicle industry production declined by approximately 32% from 2008 levels to 8.6 million units, while European light vehicle industry production declined by approximately 20% from 2008 levels to 16.3 million units. The decline was less pronounced in Asia, where volumes were down only 1% from 2008 levels to 26.6 million units. This resilience was largely attributable to the continued expansion of the Chinese and Indian markets, both of which are expected to continue to increase as a share of the global automotive market in the coming years.

The severe decline in vehicle sales and production in 2009 led to major restructuring activity in the industry, particularly in North America. GM and Chrysler reorganized through chapter 11 bankruptcy proceedings and the Detroit 3 undertook other strategic actions, including the divestiture or discontinuance of non-core businesses and brands and the acceleration or broadening of operational and financial restructuring activities. A number of significant automotive suppliers, including us, restructured through chapter 11 bankruptcy proceedings or through other means.

Several significant trends and developments are now contributing to improvement in the automotive supplier industry. These include improved retail vehicle sales and production in North America in the fourth quarter of 2009 and first quarter of 2010, a more positive credit environment, the continued growth of new markets in Asia, particularly China, and increased emphasis on “green” and other innovative technologies.

Our Competitive Strengths

Innovative and high quality products

We believe we have distinguished ourselves in the automotive industry through our engineering and technological capabilities, as evidenced by our development of innovative solutions, including our ESP Thermoplastic Glassruns (body sealing), ride stabilizing hydromounts (AVS) and proprietary plastics-to-aluminum overmolding process (fluid handling). In addition, we believe we have a reputation for outstanding quality within the automotive industry, a factor that has been important to maintaining and expanding our successful relationships with our customers. We have earned numerous awards, including, among others, the DaimlerChrysler Global Supplier Award, GM Supplier of the Year, Ford’s Silver World Excellence Award and Toyota’s Cost Excellence Performance Award.

Operational excellence

We have a proven track record and disciplined approach to operational excellence, which has generated significant cost savings of approximately 4% of sales annually since 2004. We believe we have the ability to generate similar savings in the future due to the flexible nature of our manufacturing capabilities, our highly efficient operations and our ability to leverage economies of scale from the high volumes of products we produce for the world’s top-selling vehicle platforms. We have created a culture of continuous improvement and lean manufacturing in all aspects of our operations. Over the life cycle of each platform, we focus on streamlining manufacturing, increasing automation and reducing material and other costs in an effort to generate additional operational savings. We budget and track operational savings at the facility level, which management regularly reports and reviews.

Strong customer relations and program management

We believe that our customer relationships, program management capabilities, global presence, comprehensive product line, excellence in manufacturing, product innovation and quality assurance combine to provide us with significant competitive advantages. We have proven our ability to expand globally with customers, increase scale in a consolidating industry and be first-to-market with design and engineering innovations.

We have a high level of dedication to customer service, and for each major product launch we dedicate a team of sales representatives, engineers, quality specialists and senior management, who work together to ensure that the product launch is completed on time and consistent with rigorous quality standards. These characteristics have allowed us to remain a leading supplier to Ford and GM while steadily growing our business with European and Asian OEMs. Our capabilities are evidenced by our success in being awarded significant content on our customers’ top-selling platforms, including the Ford F-Series and GM’s GMT900 platform, which includes the Yukon, Tahoe, Sierra and Silverado vehicle models.

Global manufacturing footprint

We have established a global manufacturing footprint that allows us to serve our customers worldwide. Our global manufacturing operations are supported by 66 manufacturing locations and nine design, engineering and administrative locations around the world, including Australia, Belgium, Brazil, Canada, China, Czech Republic, France, Germany, India, Italy, Japan, Korea, Mexico, the Netherlands, Poland, Spain, the United Kingdom and the United States. Since 2004, we have increased our sales outside North America from 30% to 53%, largely reflecting our strategic focus on gaining exposure to high growth Asian markets and from key acquisitions in Europe. As part of our strategy, we operate several successful international joint ventures, which has allowed us to enter into new geographic markets, to acquire new customers and to develop new technologies. Our joint venture partners provide knowledge and insight into local markets and access to local suppliers of raw materials and components. We believe our global manufacturing footprint and proximity to customers provides us with a competitive advantage by allowing us to efficiently transport parts to local customers at a significantly lower cost as many of the parts are difficult to transport across long distances.

Incumbent position across diverse customer base

In 2009, our products were found in 17 of the 20 top-selling vehicle models in North America and in 19 of the 20 top-selling vehicle models in Europe. As the incumbent supplier to platforms, we have typically participated in the design of their successor platforms, and therefore, we believe we have been afforded a competitive advantage to win the upgrade and the ultimate replacement business. In addition, we believe that our presence on our largest customers’ highest-volume and most important platforms is a competitive advantage that allows us to further increase our market share, cross-sell our other product lines, fully leverage our lean initiatives, spread our fixed costs over higher volumes and increase our return on capital.

Experienced management team

Our senior management team has extensive experience in the automotive industry and collectively has over 130 years of experience in the industry. Our management team is focused on guiding us through the challenges facing the automotive industry and the changing economic environment through ongoing and continued cost reduction and restructuring initiatives and is intent on continuing to implement our business strategies. For more information on our executive officers, see “Management—Directors and Executive Officers.”

Conservative capital structure

Upon the date of our emergence from bankruptcy, May 27, 2010, or the emergence date, we significantly improved our leverage as compared to historical levels. As part of our plan of reorganization, we extinguished $1,126.7 million of prepetition debt, issued $450 million of 8 1/2% senior notes due 2018, or our senior notes, and entered into a $125 million senior secured asset-based revolving credit facility, or our senior ABL facility. At the emergence date, we had $479.3 million of outstanding indebtedness, consisting of our senior notes and $29.3 million in other debt of certain of our foreign subsidiaries. Our senior ABL facility is subject to borrowing base limitations, and we had approximately $34.3 million of letters of credit outstanding but not drawn under our senior ABL facility on the emergence date. For the year ended December 31, 2009, the five months ended May 31, 2010 and the four months ended September 30, 2010, we had a net loss of $(356.1) million and net income of $636.3 million and $25.7 million, respectively. On a pro forma basis, for the year ended December 31, 2009 and on a combined pro forma basis for the nine months ended September 30, 2010, we had a net loss of $(332.4) million and net income of $44.7 million, respectively. We believe our emergence date capital structure is a conservative and stable structure.

Our Business Strategy

Continue optimization of our business and cost structure

We seek to optimize our business and cost structure so that we are appropriately configured in the rapidly changing environment in the automotive industry, with an emphasis on reducing our overall cost structure and making our manufacturing operations more efficient. Our primary areas of focus are:

•

Identifying and implementing lean manufacturing initiatives. Our lean manufacturing initiatives focus on optimizing manufacturing by eliminating waste, controlling cost and enhancing productivity. Lean manufacturing initiatives have been implemented at each of our manufacturing and design facilities and continue to be an important element in our disciplined approach to operational excellence.

•

Relocating operations to lower-cost countries. We are supplementing our Western European operations with Central and Eastern European facilities where there are lower operating costs and to more closely match our customers’ footprints for more efficient transport of parts. In addition, we have expanded our operations in China, India and Mexico.

•

Consolidating facilities to reduce our cost structure. Our optimization efforts are designed to streamline our global operations and include taking advantage of opportunities to reduce our overall cost structure by consolidating and closing facilities. For example, in the second half of 2009, we closed two manufacturing facilities, one located in Ohio and another located in Germany, and in March 2010, we announced the closure of our manufacturing facility in Spain. We will continue to take a disciplined approach to evaluating opportunities that would improve our efficiency, profitability and cost structure.

•

Maintaining flexibility in all areas of our operations. Our operational capital needs are generally lower than many in our industry and a major portion of our manufacturing machinery is movable from job-to-job, providing us flexibility in adapting to market changes and serving customers worldwide.

Further developing technologies

We will draw on our technical expertise to provide customers with innovative solutions. Our engineers combine product design with a broad understanding of material options for enhanced vehicle performance. We believe our reputation for successful innovation in product design and material usage is the reason our customers consult us early in the development and design process of their next generation vehicles.

Recent innovations that highlight our ability to combine materials and product design expertise can be found in the following products:

•	Safe Seal™. Safe Seal™ is a body sealing product featuring sensors built into the seal capable of reversing power windows, doors and partitions to prevent injury.

•

Our new generation Hydro Body Mount. Our new generation Hydro Body Mount features patented Inertia-track design, combining plastic, metal and rubber to provide superior damping in the driver compartment for improved ride.

•

Direct Injection Fuel Rail. Direct Injection Fuel Rails draw upon our innovative welding processes and understanding of metal dynamics to create high pressure capability for highly advanced direct injection engines, improving fuel economy and performance.

•	Stratlink. Utilizing our internal material engineering capabilities, we have developed a rubber compound that performs equally with externally sourced compounds, which will significantly reduce cost.

•

PlastiCool. PlastiCool is a low cost, low weight, high temperature alternative to metal and rubber hose currently used in transmission cooling that offers a more robust joint design, improving quality and potentially reducing warranty costs. Additionally, because the material is smaller than current alternatives, it allows for greater design flexibility.

Continued emphasis on fuel efficient, global and high volume vehicles

We believe that by focusing on fuel efficient, global and high volume vehicles, we will be able to solidify and expand our global leadership position.

•

Fuel efficient. With the recent shift in customer preferences toward light weight, fuel efficient vehicles, we intend to target small car, hybrid and alternative powertrains and increase the content we provide to these platforms. We believe that furthering our position in the small car and hybrid market and alternative powertrains will allow us to increase market share, create greater economies of scale and provide more opportunities to partner with customers.

•

Global. Our global presence makes us one of the select few manufacturers of products in our product line areas who can take advantage of the many business opportunities that are becoming available worldwide as a result of the OEMs’ expanding emphasis on global platforms. Examples of successful global platforms we supply are the redesigned Ford Fiesta and GM’s Buick LaCrosse.

China, India and South America will continue to be regions of emphasis as their light vehicle market is projected to grow substantially as their economies continue to develop. In China, we are developing a substantial manufacturing and marketing presence to serve local OEMs, and we intend to follow our customers as they target other high growth developing markets.

•

High volume. While smaller cars and crossover vehicles have grown in popularity, certain large car and truck platforms continue to be in demand and remain important to our business. For example, the Ford F-150 and GM’s GMT 900 platform (the Silverado, Sierra, Tahoe and Yukon nameplates) continue to be popular models for which we supply a broad range of our product offerings, including body sealing systems, anti-vibration systems and fuel, brake, emissions and thermal management components.

Through our extensive product portfolio, innovative solutions and broad global capabilities, we expect to continue winning new business across all major regions and automakers.

Developing systems solutions and other value-added products

We believe that significant opportunities exist to grow by providing complete subsystems, modules and assemblies. As a leader in design, engineering and technical capabilities, we are able to focus on improving products, developing new technologies and implementing more efficient processes in each of our product lines. Our body sealing products are visible to vehicle passengers and can enhance the vehicle’s aesthetic appeal, in addition to creating a barrier to wind, precipitation, dust and noise. Our AVS products are an important contributor to vehicle quality, significantly improving ride and handling. Our fluid handling modules and subsystems are designed to increase functionality and decrease costs to the OEM, which can be the deciding factor in winning new business.

Selectively pursuing complementary acquisitions and alliances

We intend to continue to selectively pursue complementary acquisitions and joint ventures to enhance our customer base, geographic penetration, scale and technology. Consolidation is an industry trend and is encouraged by the OEMs’ desire for fewer supplier relationships. We believe we have a strong platform for growth through acquisitions based on our past integration successes, experienced management team, global presence and operational excellence. In addition, we believe joint ventures allow us to penetrate new markets with less relative risk and capital investment. We currently operate through several successful joint ventures, including those with Nishikawa Rubber Company, Zhejiang Saiyang Seal Products Co., Ltd., Guyoung Technology Co. Ltd., Hubei Jingda Precision Steel Tube Industry Co., Ltd., Shanghai Automotive Industry Corporation and Toyoda Gosei Co., Ltd.

Developing business in non-automotive markets

While the automotive industry will continue to be our core business, we supply other industries with products using our expertise and material compounding capabilities. For example, we supply parts to customers in the technical rubber business and develop and produce synthetic rubber products for a variety of industry applications, including aircraft flooring, commercial flooring, insulating sheets for power stations, non-slip step coverings, rubber for appliances and construction applications. In our technical rubber business we fabricate products from a wide variety of elastomer compounds and can custom fit many applications.

Risk Factors

Investing in our equity securities involves substantial risk, and our ability to successfully operate our business is subject to numerous risks. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, the specific factors set forth under “Risk Factors” in deciding whether to invest in our equity securities. Among these important risks are the following:

•

Because of our new post-bankruptcy capital structure and implementation of “fresh-start” accounting, our financial condition or results of operations will not be comparable to the financial condition or results of operations reflected in our historical financial statements.

•

We may not be able to generate sufficient cash to service all of our indebtedness and meet the dividend obligations of our preferred stock, and we may be forced to take other actions to satisfy our obligations under our indebtedness and preferred stock, which may not be successful. Because our ability to make scheduled payments on our debt and meet the dividend obligations of our preferred stock depends on our financial condition and operating performance, we are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control.

•

The financial condition of our customers, particularly the Detroit 3, may adversely affect our results of operations and financial condition. Chrysler, Ford and GM have engaged in unprecedented restructuring, which included Chrysler and GM reorganizing under bankruptcy laws, and while portions of Chrysler and GM have successfully emerged from bankruptcy proceedings, it is still uncertain what portion of their respective sales will return and whether they can be viable at a lower level of sales.

•

A prolonged or further material contraction in automotive sales and production volumes could materially adversely affect our liquidity, the viability of our supply base and the financial conditions of our customers. Our customers have been severely affected by the turmoil in the global credit markets and the economic recession. Our supply base has also been adversely affected by the current industry environment. Our financial condition, operating results and cash flows could be further affected by a material contraction in the automotive industry, which would impact our ability to meet our obligations.

•

Disruptions in the financial markets are adversely impacting the availability and cost of credit to us, which could continue to negatively affect our business. In addition, if our customers and suppliers are not able to obtain required capital, their businesses would be negatively impacted, which could negatively impact our business, whether through loss of sales or an inability to meet our commitments.

•

We could be materially adversely affected if we are unable to continue to compete successfully in the highly competitive automotive parts industry. We face numerous competitors in each of the product lines we produce and increased competition from suppliers producing in lower-cost countries.

•

We are subject to other risks associated with our non-U.S. operations, including: exchange controls and currency restrictions; currency fluctuations and devaluations; changes in local economic conditions; changes in laws and regulations, including the imposition of embargos; exposure to possible expropriation or other government actions; and unsettled political conditions and possible terrorist attacks. These and other factors may have a material adverse effect on out international operations or on our business, results of operations and financial condition.

Our Reorganization

On August 3, 2009, we along with Parent and our U.S. subsidiaries, or the debtors, filed voluntary petitions for chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware. On August 4, 2009, our Canadian subsidiary, Cooper-Standard Automotive Canada Limited, or CSA Canada, sought relief under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice in Toronto, Ontario, Canada. The debtors and CSA Canada emerged from their respective insolvency proceedings on May 27, 2010, with approximately $480 million of funded debt, representing a reduction of over $650 million from prepetition levels.

As part of our emergence from chapter 11, we raised $450 million through the issuance of our senior notes and entered into our $125 million senior ABL facility with certain agent and lending banks. In addition, we raised $355 million through the issuance of (i) $100 million of our 7% cumulative participating convertible preferred stock, or our 7% preferred stock, to certain creditors pursuant to a commitment agreement that provided for the backstop of our rights offering, or the Backstop Parties, and (ii) $255 million of our common stock to the Backstop Parties and holders of our prepetition 8 3/8% senior subordinated notes due 2014, or our prepetition senior subordinated notes, pursuant to our rights offering. The Backstop Parties also received warrants to purchase 7% of our common stock (assuming the conversion of our 7% preferred stock) for their commitment to backstop the rights offering.

In connection with our emergence from chapter 11, amounts outstanding under our $175 million debtor-in- possession financing facility and $639.6 million of claims under our prepetition credit facility were paid in full in cash. Holders of our prepetition 7% senior notes due 2012, or our prepetition senior notes, were also paid in full in cash, except that the Backstop Parties received a distribution of our common stock in lieu of the cash payment for certain of their prepetition senior note claims. Holders of our prepetition senior subordinated notes were issued 8% of our outstanding common stock and warrants to purchase, in the aggregate, 3% of our outstanding common stock (in each case, assuming the conversion of our 7% preferred stock). In addition, our obligations under both our prepetition senior notes and our prepetition senior subordinated notes were cancelled. See “Description of Certain Other Indebtedness and Preferred Stock” for a more detailed description of our senior ABL facility and 7% preferred stock and “Our Reorganization” for a more detailed description of our reorganization.

Accounting Impact of Emergence from Chapter 11

In accordance with the provisions of FASB ASC 852, “Reorganizations,” we adopted “fresh-start” accounting upon our emergence from bankruptcy and became a new entity for financial reporting purposes as of June 1, 2010. Accordingly, the consolidated financial statements for the Successor are not comparable to the consolidated financial statements for the Predecessor. For a discussion of “fresh-start” accounting, see note 3 to our unaudited interim financial statements as of September 30, 2010.

Market and Industry Data

Market data and other statistical information, including market share, ranking and similar information, used throughout this prospectus is based on data available from third party market research firms, other third party sources and our good faith estimates based on internal surveys and market intelligence. For a more detailed description of the market and industry data used in this prospectus, including a discussion of the risks and uncertainties inherent in such data, see “Risk Factors,” “Forward-Looking Statements” and “Market and Industry Data.”

Trademarks and Tradenames

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, Stratlink™, Safe Seal™, PosiBond™, and PosiLock™, our name, logo and website name and address are our service marks or trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

Company Structure

The diagram below represents a condensed version of our corporate and capital structure as of September 30, 2010.

(1)	The guarantors of the exchange notes offered hereby guarantee our senior ABL facility on a senior secured basis.
(2)	None of our non-U.S. subsidiaries guarantee the exchange notes offered hereby. Certain of our Canadian subsidiaries guarantee on a senior secured basis the obligations of Cooper-Standard Automotive Canada under our senior ABL facility.

The Exchange Offer

On May 11, 2010, CSA Escrow Corporation, formerly our indirect wholly-owned subsidiary, completed a private offering of $450.0 million aggregate principal amount of 8½% senior notes due 2018, or the outstanding notes. On May 27, 2010, CSA Escrow Corporation merged with and into the Issuer, with the Issuer continuing as the surviving corporation and assuming all the obligations of CSA Escrow Corporation under the outstanding notes and the indenture governing the outstanding notes. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, among other things, to file the registration statement of which this prospectus forms a part and to complete an exchange offer for the outstanding notes. The following is a summary of the exchange offer.

Exchange Notes	$450.0 million aggregate principal amount of 8½% senior notes due 2018, or the exchange notes.

We refer to the exchange notes and the outstanding notes collectively as the “notes.”

The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the outstanding notes do not apply to the exchange notes.

The Exchange Offer	We are offering exchange notes in exchange for a like principal amount of our outstanding notes. You may tender your outstanding notes for exchange notes by following the procedures described under the heading “The Exchange Offer.”

Tenders; Expiration Date; Withdrawal	The exchange offer will expire at 12:00 midnight, New York City time, on , 2011, unless we extend it. You may withdraw any outstanding notes that you tender for exchange at any time prior to the expiration of this exchange offer. See “The Exchange Offer—Terms of the Exchange Offer” for a more complete description of the tender and withdrawal period.

Condition to the Exchange Offer	The exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or any interpretations of the staff of the SEC.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered in the exchange.

Procedures for Tendering Outstanding Notes	To participate in this exchange offer, you must properly complete and duly execute a letter of transmittal, which accompanies this prospectus, and transmit it, along with all other documents required by such letter of transmittal, to the exchange agent on or before the expiration date at the address provided on the cover page of the letter of transmittal.

In the alternative, you can tender your outstanding notes by book-entry delivery following the procedures described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you.

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected pursuant to the guaranteed delivery procedures described in this prospectus. See “The Exchange Offer—How to Tender Outstanding Notes for Exchange.”

U.S. Federal Tax Considerations	Your exchange of outstanding notes for exchange notes to be issued in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes. See “U.S. Federal Tax Considerations” for a summary of U.S. federal tax consequences associated with the exchange of outstanding notes for the exchange notes and the ownership and disposition of those exchange notes.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent	U.S. Bank National Association, the trustee under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the heading “The Exchange Offer—The Exchange Agent.”

Consequences of Failure to Exchange Your Outstanding Notes	Outstanding notes not exchanged in the exchange offer will continue to be subject to the restrictions on transfer that are described in the legend on the outstanding notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not currently intend to register the outstanding notes under the Securities Act. If your outstanding notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your outstanding notes.

Resales of the Exchange Notes	Based on interpretations of the staff of the SEC, we believe that you may offer for sale, resell or otherwise transfer the exchange notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if:

•	you are not a broker-dealer tendering notes acquired directly from us;

•	you acquire the exchange notes issued in the exchange offer in the ordinary course of your business;

•

you are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

•	you are not an “affiliate” of our company, as that term is defined in Rule 405 of the Securities Act.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for, or indemnify you against, any liability you incur.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will deliver this prospectus when it resells or transfers any exchange notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers.

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. A more detailed description of the terms and conditions of the exchange notes is set forth in “Description of Exchange Notes.”

Issuer	Cooper-Standard Automotive Inc., as successor to CSA Escrow Corporation.

Notes Offered	$450,000,000 aggregate principal amount of 8½% senior notes due 2018.

Maturity Date	May 1, 2018.

Interest Payment Dates	Interest on the exchange notes will be payable in cash on May 1 and November 1 of each year.

Guarantees	The exchange notes are guaranteed, jointly and severally, by Parent and all of our wholly-owned domestic restricted subsidiaries. See “Description of Exchange Notes—Guarantees.” Our subsidiaries that do not guarantee the notes represented approximately 62% and 56%, respectively, of our sales and Adjusted EBITDA for the four months ended September 30, 2010.

Ranking	The exchange notes and the guarantees constitute senior debt of the Issuer and the guarantors. They rank:

•

equally in right of payment with all of the Issuer’s and the guarantors’ existing and future senior debt including, with respect to the Issuer and the guarantors party to our senior ABL facility, amounts outstanding under our senior ABL facility;

•	senior in right of payment to all of the Issuer’s and the guarantors’ existing and future subordinated debt;

•

effectively subordinated in right of payment to all of the Issuer’s and the guarantors’ existing and future secured indebtedness and secured obligations (including our senior ABL facility) to the extent of the value of the collateral securing such indebtedness and obligations; and

•

structurally subordinated to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries (other than indebtedness and liabilities owed to us or one of our guarantor subsidiaries).

As of September 30, 2010, our non-guarantor subsidiaries had $27.0 of outstanding debt, all of which is secured. As of September 30, 2010, we had no borrowings outstanding and $88.7 million of availability under our senior ABL facility, subject to borrowing base limitations and after giving effect to $36.3 million of issued (but undrawn) letters of credit.

Optional Redemption	At any time (which may be more than once) before May 1, 2013, we may redeem up to 35% of the aggregate principal amount of the exchange notes issued with the net proceeds that we raise in one or more equity offerings, as long as:

•	we pay 108.50% of the face amount of the exchange notes, plus accrued and unpaid interest to the date of redemption;

•	we redeem the exchange notes within 90 days of completing the equity offering and

•	at least 50% of the aggregate principal amount of exchange notes originally issued remains outstanding afterwards.

In addition, prior to May 1, 2014 we may redeem the exchange notes at our option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount thereof plus the applicable make-whole premium as of, and accrued and unpaid interest thereon, if any, up to, but not including, the applicable redemption date.

On or after May 1, 2014 we may redeem all or a part of the exchange notes, at the redemption prices (expressed as percentages of principal amount) set forth under “Description of Exchange Notes—Optional Redemption” plus accrued and unpaid interest thereon, if any, up to, but not including, the applicable redemption date. For a further discussion, see “Description of Exchange Notes—Optional Redemption.”

Change of Control	If a change of control occurs, we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of their face amount, plus accrued and unpaid interest thereon. For more details, see “Description of Exchange Notes—Change of Control.”

Asset Sale Proceeds	If we or our restricted subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such asset sales in our business within a period of time, pre-pay senior debt or make an offer to purchase a principal amount of the exchange notes equal to the excess net cash proceeds. The purchase price of the exchange notes will be 100% of their principal amount, plus accrued and unpaid interest. See “Description of Exchange Notes—Certain Covenants—Limitation on Sale of Assets and Subsidiary Stock.”

Certain Covenants	The indenture governing the exchange notes, among other things, limits the Issuer’s ability and the ability of its restricted subsidiaries to:

•	pay dividends or distributions, repurchase equity, pre-pay subordinated debt or make certain investments;

•	incur additional debt or issue certain disqualified stock and preferred stock;

•	incur liens on assets;

•	merge or consolidate with another company or sell all or substantially all assets;

•	enter into transactions with affiliates; and

•	allow to exist certain restrictions on the ability of the subsidiary guarantors to pay dividends or make other payments to us.

These covenants are subject to important exceptions and qualifications, and certain of these covenants will not be applicable during any period of time when the exchange notes have an investment grade rating, as described under “Description of Exchange Notes—Certain Covenants.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should carefully consider before participating in the exchange offer.

Summary Historical and Pro Forma Financial Data

The following tables set forth our summary consolidated historical financial data and unaudited pro forma condensed consolidated financial information for the periods ended and as of the dates set forth below. The summary consolidated historical financial data as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements and the notes thereto, which are included elsewhere in this prospectus. Ernst & Young LLP’s report on the consolidated financial statements for the year ended December 31, 2009, which appears elsewhere herein, includes an explanatory paragraph which describes an uncertainty about Cooper-Standard Holding, Inc.’s ability to continue as a going concern. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein. The financial information as of December 31, 2007 was derived from our 2007 audited consolidated financial statements, which are not included in this prospectus. The summary historical financial data as of September 30, 2010 and for the nine months ended September 30, 2009, the five months ended May 31, 2010 and the four months ended September 30, 2010 have been derived from our unaudited consolidated financial statements and the notes thereto, which are included elsewhere in this prospectus.

We have prepared the unaudited summary consolidated financial data as of and for the nine months ended September 30, 2009, the five months ended May 31, 2010 and the four months ended September 30, 2010 on a basis consistent with our audited consolidated financial statements for the year ended December 31, 2009, and this information includes all adjustments (consisting of only normal recurring adjustments unless otherwise disclosed therein) that management considers necessary for a fair presentation of our financial position and results of operations for the periods indicated. Historical results are not necessarily indicative of future performance. Operating results for the five months ended May 31, 2010 and the four months ended September 30, 2010 are not necessarily indicative of results that may be expected for the full fiscal year.

The summary unaudited pro forma condensed consolidated financial data set forth below has been derived by applying the pro forma adjustments described under “Unaudited Pro Forma Condensed Consolidated Financial Information” to our historical consolidated statement of operations for the year ended December 31, 2009 and the combined historical five months ended May 31, 2010 and four months ended September 30, 2010, respectively. The summary unaudited pro forma condensed consolidated statement of operations data has been prepared to give effect to the Pro Forma Adjustments, as further described under “Unaudited Pro Forma Condensed Consolidated Financial Information,” as if they had occurred on January 1, 2009.

The summary unaudited pro forma condensed consolidated financial data presented for the year ended December 31, 2009 are based on the historical consolidated financial statements and the summary unaudited pro forma condensed consolidated financial data presented for the nine months ended September 30, 2010 was derived from the unaudited consolidated financial statements and each has been prepared to give effect to the following:

•

the effectiveness of the debtors’ Second Amended Joint Chapter 11 Plan, or our plan of reorganization, including the issuance of our senior notes and the rights offering, collectively referred to as Reorganization Adjustments in “Unaudited Pro Forma Condensed Consolidated Financial Information”; and

•

the adjustments required under “fresh-start” accounting for the entities that emerged from the bankruptcy cases, classified as Fresh-Start Adjustments in “Unaudited Pro Forma Condensed Consolidated Financial Information.”

We adopted “fresh-start” accounting upon our emergence from Chapter 11 bankruptcy proceedings and became a new entity for financial reporting purposes as of June 1, 2010. Accordingly, the consolidated financial statements for the reporting entity subsequent to emergence from Chapter 11 bankruptcy proceedings, or the Successor, are not comparable to the consolidated financial statements for the reporting entity prior to emergence from Chapter 11 bankruptcy proceedings, or the Predecessor. For a discussion of “fresh-start” accounting, see note 3 to our unaudited interim financial statements as of September 30, 2010.

The following summary historical and unaudited pro forma condensed consolidated financial data is qualified by reference to, and should be read in conjunction with, our historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus and the information under “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma condensed consolidated financial information set forth below is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have actually been reported had the transactions and other matters reflected in the Pro Forma Adjustments occurred on January 1, 2009, nor is it indicative of our future results of operations or financial position. In addition, our historical financial statements will not be comparable to our financial statements following our emergence from bankruptcy due to the effects of the consummation of our plan of reorganization as well as adjustments for “fresh-start” accounting. In addition, the amount of new stockholders’ equity in the unaudited pro forma condensed consolidated balance sheet is not an estimate of the market value of our common stock or 7% preferred stock as of the emergence date or at any other time. We make no representations as to the market value, if any, of our common stock and 7% preferred stock.

	Historical						Pro Forma
	Predecessor					Successor
	Year Ended December 31,			Nine Months Ended September 30, 2009	Five Months Ended May 31, 2010	Four Months Ended September 30, 2010	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
	2007	2008	2009
	(in millions)
Statement of operations:
Sales	$2,511.2	$2,594.6	$1,945.3	$1,367.6	$1,009.1	$801.3	$1,945.3	$1,810.4
Cost of products sold	2,114.1	2,260.1	1,679.0	1,192.5	832.2	665.4	1,691.9	1,492.3

Gross profit	397.1	334.5	266.3	175.1	176.9	135.9	253.4	318.1
Selling, administration & engineering expenses	222.1	231.7	199.5	146.2	92.1	91.6	199.7	187.3
Amortization of intangibles	31.9	31.0	15.0	14.8	0.3	5.1	15.1	11.4
Impairment charges	146.4	33.4	363.5	362.7	—	—	363.5	—
Restructuring	26.4	38.3	32.4	32.9	5.9	1.2	32.4	7.1

Operating profit (loss)	(29.7)	0.1	(344.1)	(381.5)	78.6	38.0	(357.3)	112.3
Interest expense, net of interest income	(89.5)	(92.9)	(64.3)	(53.6)	(44.5)	(14.2)	(45.4)	(33.4)
Equity earnings (losses)	2.2	0.9	4.0	1.7	3.6	2.5	3.2	5.8
Reorganization items, net	—	—	(17.4)	(5.6)	660.0	—	—	—
Other income (expense)	(0.5)	(1.4)	9.9	13.7	(21.2)	5.0	12.3	(16.2)

Income (loss) before income taxes	(117.5)	(93.3)	(411.9)	(425.3)	676.5	31.3	(387.2)	68.5
Provision for income tax expense (benefit)	32.9	29.3	(55.7)	(31.3)	39.9	5.4	(54.7)	23.3

Consolidated net income (loss)	(150.4)	(122.6)	(356.2)	(394.0)	636.6	25.9	(332.5)	45.2
Add: Net loss (income) attributable to noncontrolling interests(1)	(0.6)	1.1	0.1	0.5	(0.3)	(0.2)	0.1	(0.5)

Net income (loss) attributable to Cooper-Standard Holdings Inc.	$(151.0)	$(121.5)	$(356.1)	$(393.5)	$636.3	$25.7	$(332.4)	$44.7

Balance sheet data (at end of period):
Cash and cash equivalents	$40.9	$111.5	$380.3	$253.7		$232.3
Net working capital(2)	249.8	154.5	240.8	286.9		230.9
Total assets	2,162.3	1,818.3	1,737.4	1,651.2		1,862.5
Total non-current liabilities	1,351.6	1,346.9	263.9	275.1		771.9
Total debt(3)	1,140.2	1,144.1	204.3	154.0		477.0
Liabilities subject to compromise	—	—	1,261.9	1,262.3		—
Preferred stock	—	—	—	—		129.9
Equity (deficit)	276.8	19.7	(306.5)	(341.4)		544.8

	Historical						Pro Forma
	Predecessor					Successor
	Year Ended December 31,			Nine Months Ended September 30, 2009	Five Months Ended May 31, 2010	Four Months Ended September 30, 2010	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
	2007	2008	2009
	(in millions)
Statement of cash flows data:
Net cash provided (used) by:
Operating activities	$185.4	$136.5	$130.0	$30.2	$(75.4)	$80.3
Investment activities	(260.0)	(73.9)	(45.5)	(25.2)	(19.1)	(23.4)
Financing activities	55.0	14.1	166.1	118.9	(112.6)	0.3
Capital expenditures	107.3	92.1	46.1	25.5	22.9	23.5
Other financial data (unaudited):
EBITDA(4)	$107.5	$140.8	$(233.6)	$(283.1)	$756.4	$82.3
Adjusted EBITDA(4)	285.7	210.2	176.5	105.7	120.0	94.8
Ratio of earnings to fixed charges	—	—	—	—	14.9x	2.7x	—	2.6x

(1)	Certain prior period amounts have been reclassified from other income to net loss (income) attributable to noncontrolling interests due to recent accounting pronouncements.
(2)	Net working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding debt payable within one year).
(3)	Includes $175.0 million and $0.0 million of borrowings under our debtor-in-possession credit agreement, dated December 18, 2009, or our DIP credit agreement, $0.8 million and $0.4 million in capital leases and $28.5 million and $26.6 million of other third party debt as of December 31, 2009 and September 30, 2010, respectively.
(4)	In evaluating our business, management considers EBITDA and Adjusted EBITDA as key indicators of our operating performance. In addition, our management uses EBITDA and Adjusted EBITDA:

•	because similar measures are utilized in the calculation of the financial covenants and ratios contained in our financing arrangements;

•	in developing our internal budgets and forecasts;

•	as a significant factor in evaluating our management for compensation purposes, see “Management—Compensation Discussion and Analysis”;

•	in evaluating potential acquisitions;

•	in comparing our current operating results with corresponding historical periods and with the operational performance of other companies in our industry; and

•

in presentations to the members of our board of directors to enable our board of directors to have the same measurement basis of operating performance as is used by management in their assessments of performance and in forecasting and budgeting for our company.

In addition, we believe EBITDA and Adjusted EBITDA and similar measures are widely used by investors, securities analysts and other interested parties in evaluating our performance. We define Adjusted EBITDA as net income (loss) plus provision for income tax expense (benefit), interest expense, net of interest income, depreciation and amortization, or EBITDA, as adjusted for items that management does not consider to be reflective of our core operating performance. These adjustments include restructuring costs, impairment charges, non-cash fair value adjustments, acquisition related costs, professional fees and expenses associated with our reorganization, non-cash stock based compensation and non-cash gains and losses from certain foreign currency transactions and translation.

We calculate EBITDA and Adjusted EBITDA by adjusting net income (loss) to eliminate the impact of a number of items we do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. However, EBITDA and Adjusted EBITDA are not financial measurements recognized under U.S. GAAP, and when analyzing our operating performance, investors should use EBITDA and Adjusted EBITDA in addition to, and not as an alternative for, net income (loss), operating income, or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and they should not be considered in isolation or as substitutes for analysis of our results of operations as reported under U.S. GAAP. These limitations include:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect interest expense or cash requirements necessary to service interest or principal payments under our senior notes and senior ABL facility;

•	they do not reflect certain tax payments that may represent a reduction in cash available to us;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•

other companies, including companies in our industry, may calculate these measures differently and, as the number of differences in the way companies calculate these measures increases, the degree of their usefulness as a comparative measure correspondingly decreases.

In addition, in evaluating Adjusted EBITDA, it should be noted that in the future we may incur expenses similar to the adjustments in the below presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), which is the most directly comparable financial measure presented in accordance with U.S. GAAP:

	Historical
	Predecessor					Successor
	Year Ended December 31,			Nine Months Ended September 30,	Five Months Ended May 31,	Four Months Ended September 30,
	2007	2008	2009	2009	2010	2010
	(in millions)
Net income (loss) attributable to Cooper-Standard Holdings Inc.	$(151.0)	$(121.5)	$(356.1)	$(393.5)	$636.3	$25.8
Plus:
Provision for income tax expense (benefit)	32.9	29.3	(55.7)	(31.3)	39.9	5.4
Interest expense, net of interest income	89.6	92.9	64.3	53.6	44.5	14.2
Depreciation and amortization	136.0	140.1	113.9	88.1	35.7	36.9

EBITDA	$107.5	$140.8	$(233.6)	$(283.1)	$756.4	$82.3
Restructuring	26.4	30.6	32.4	32.9	5.9	1.2
Foreign exchange losses (gains)	(0.1)	0.1	(4.2)	(10.8)	17.2	(0.1)
Net gain on bond repurchase(a)	—	(1.7)	(9.1)	(9.1)	—	—
Inventory write-up(b)	2.5	—	—	—	—	8.1
Impairment(c)	146.4	36.0	363.5	362.7	—	—
Reorganization costs(d)	—	—	25.1	5.6	(660.0)	—
Transition and integration costs(e)	1.5	0.5	—	—	—	—
Stock compensation expense(f)	1.5	1.2	1.4	—	0.2	3.6
Other	—	2.7	1.0	7.5	0.3	(0.3)

Adjusted EBITDA	$285.7	$210.2	$176.5	$105.7	$120.0	$94.8

(a)	Net gain on purchases of our prepetition senior subordinated notes.
(b)	Write-ups of inventory to fair value.
(c)	For the year ended December 31, 2007, impairment included charges related to goodwill of $142.9 million and certain intangibles of $3.5 million. For the year ended December 31, 2008, impairment included charges related to goodwill of $23.1 million, certain intangibles of $3.9 million, fixed assets of $6.4 million and our investment in Guyoung Technology Co. Ltd., or Guyoung, of $2.7 million. For the year ended December 31, 2009, impairment included charges related to goodwill of $157.2 million, certain intangibles of $202.4 million and fixed assets of $3.9 million.
(d)	Reorganization and bankruptcy-related expenses, including the effect of the Fresh-Start Adjustments and professional fees incurred before filing for bankruptcy in 2009.
(e)	Transition and integration costs related to the acquisition of nine Metzeler Automotive Profile Systems sealing systems operations in Germany, Italy, Poland, Belarus and Belgium and a joint venture interest in China, or, collectively, MAPS, and the El Jarudo fuel rail manufacturing business of Automotive Components Holdings, LLC, or El Jarudo, in 2007 and a MAPS related acquisition of a joint venture interest in India, or MAP India, in 2008.
(f)	Compensation expense related to stock options and stock units issued to management.

RISK FACTORS

Before investing in the securities offered hereby, you should carefully consider the following risks and all of the other information contained in this prospectus. The risks described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may adversely affect us and your investment. If any of the risks or uncertainties occur, our business, financial condition or results of operations could be materially adversely affected.

Risks Related to Our Business

We are highly dependent on the automotive industry. A prolonged or further material contraction in automotive sales and production volumes could materially adversely affect our liquidity, the viability of our supply base and the financial conditions of our customers, all of which could have a material adverse affect on our business, results of operations and financial condition.

The great majority of our customers are OEMs and their suppliers. In 2009, the automotive industry was severely affected by the turmoil in the global credit markets and the economic recession. These conditions had a dramatic impact on consumer vehicle demand in 2009. During 2009, North American light vehicle industry production declined by approximately 32% from 2008 levels to 8.6 million units. European light vehicle industry production declined by approximately 20% from 2008 levels to 16.3 million units.

Automotive sales and production are highly cyclical and depend, among other things, on general economic conditions and consumer spending and preferences (which can be affected by a number of issues, including fuel costs, employment levels and the availability of consumer financing). As the volume of automotive production fluctuates, the demand for our products also fluctuates. Declines in automotive sales and production in the second half of 2008 and into 2009 lead to our focused efforts, which are ongoing, to restructure our business and take other actions in order to reduce costs. There is no assurance that our actions to date will be sustainable over the long term or will be sufficient if there is further decline. In addition, if lower levels of sales and production are forecasted, non-cash impairment charges could result as the value of certain long-lived assets is reduced. As a result, our financial condition and results of operations could be materially adversely affected by further declines in vehicle production. Production levels in Europe and North America, most notably, affect us given our concentration of sales in those regions, which accounted for 40% and 47%, respectively, of our 2009 sales.

Our supply base has also been adversely affected by the current industry environment. Lower global automotive production, turmoil in the credit markets and extreme volatility over the past several years in raw material, energy and commodity costs have resulted in financial distress within our supply base and an increase in the risk of supply disruption. In addition, several automotive suppliers have filed for bankruptcy protection or have ceased operations. While we have developed and implemented strategies to mitigate these factors, these strategies have offset only a portion of the adverse impact. The continuation or worsening of these industry conditions could adversely affect our financial condition, operating results and cash flows, thereby making it more difficult for us to make payments under our indebtedness and our 7% preferred stock.

In addition, if our suppliers were to reduce normal trade credit terms, our liquidity could be adversely impacted. Likewise, our liquidity could be adversely impacted if our customers were to extend their normal payment terms, whether or not permitted under our contracts. If either of these situations occurs, we may need to rely on other sources of funding to bridge the additional gap between the time we pay our suppliers and the time we receive corresponding payments from our customers.

As a result of the above factors, further material contraction in automotive sales and production could have a material adverse effect on our results of operations and liquidity. In addition, our suppliers would also be subject to many of the same consequences, which could adversely impact their results of operations and liquidity. If a supplier’s viability was to become impaired, it could impact the supplier’s ability to perform as we expect and consequently our ability to meet our own commitments.

The financial conditions of our customers, particularly the Detroit 3, may adversely affect our results of operations and financial condition.

Significantly lower global production levels, tightened liquidity and increased costs of capital have combined to cause severe financial distress among many of our customers and have forced those companies to implement various forms of restructuring actions. In some cases, these actions have involved significant capacity reductions, the discontinuation of entire vehicle brands or even reorganization under bankruptcy laws. Discontinuation of a brand can result in not only a loss of sales associated with any systems or components we supplied but also customer disputes regarding capital we expended to support production of such systems or components for the discontinued brand, and such disputes could potentially be resolved adversely to us.

In North America, Chrysler, Ford and GM have been engaged in unprecedented restructuring, which included, in the case of Chrysler and GM, reorganization under bankruptcy laws and subsequent asset sales. While portions of Chrysler and GM have successfully emerged from bankruptcy proceedings in the United States, it is still uncertain what portion of their respective sales will return and whether they can be viable at a lower level of sales.

Disruptions in the financial markets are adversely impacting the availability and cost of credit, which could continue to negatively affect our business.

Disruptions in the financial markets, including the bankruptcy, insolvency or restructuring of certain financial institutions, and the general lack of liquidity continue to adversely impact the availability and cost of incremental credit for many companies, including us, and may adversely affect the availability of credit already arranged. These disruptions are also adversely affecting the U.S. and world economy, further negatively impacting consumer spending patterns in the automotive industry. In addition, as our customers and suppliers respond to rapidly changing consumer preferences, they may require access to additional capital. If required capital is not obtained or its cost is prohibitively high, their businesses would be negatively impacted, which could result in further restructuring or even reorganization under bankruptcy laws. Any such negative impact, in turn, could negatively affect our business, either through loss of sales to any of our customers so affected or through inability to meet our commitments (or inability to meet them without excess expense) because of our suppliers’ inability to perform.

We could be adversely affected by any shortage of supplies.

In the event of a rapid increase in production demands, either we or our customers or other suppliers may experience supply shortages of raw materials or components. This could be caused by a number of factors, including a lack of production line capacity or manpower or working capital constraints. In order to manage and reduce the cost of purchased goods and services, we and others within our industry have been rationalizing and consolidating our supply base. In addition, due to the turbulence in the automotive industry, several suppliers have initiated bankruptcy proceedings or ceased operations. As a result, there is greater dependence on fewer sources of supply for certain components and materials, which could increase the possibility of a supply shortage of any particular component. If any of our customers experience a material supply shortage, either directly or as a result of a supply shortage at another supplier, that customer may halt or limit the purchase of our products. Similarly, if we or one of our own suppliers experience a supply shortage, we may become unable to produce the affected products if we cannot procure the components from another source. Such production interruptions could impede a ramp-up in vehicle production and could have a material adverse effect on our business, results of operations and financial condition.

Escalating pricing pressures from our customers may adversely affect our business.

Pricing pressure in the automotive supply industry has been substantial and is likely to continue. Virtually all vehicle manufacturers seek price reductions in both the initial bidding process and during the term of the contract. Price reductions have impacted our sales and profit margins and are expected to do so in the future. If we are not able to offset continued price reductions through improved operating efficiencies and reduced expenditures, those price reductions may have a material adverse effect on our results of operations.

We may be at risk of not being able to meet significant increases in demand.

If demand increases significantly from what has been a historical low for production over the last two years, we may have difficulty meeting such demand, particularly if such increases in demand occur rapidly. This difficulty may include not having sufficient manpower or relying on suppliers who may not be able to respond quickly to a changed environment when demand significantly increases. Our inability to meet significant increases in demand could require us to delay delivery dates and could result in customers cancelling their orders, requesting discounts or ceasing to do business with us. In addition, as demand and volumes increase, we will need to purchase more inventory, which will increase our working capital needs. If our working capital needs exceed our cash flows from operations, we will be required to use our cash balances and available borrowings, as well as potential sources of additional capital, which may not be available on satisfactory terms and in adequate amounts, if at all, to satisfy those needs.

Increasing costs for, or reduced availability of, manufactured components and raw materials may adversely affect our profitability.

The principal raw materials we purchase include fabricated metal-based components, synthetic rubber, carbon black and natural rubber. Raw materials comprise the largest component of our costs, representing approximately 45% of our total costs in 2009. A significant increase in the price of these items could materially increase our operating costs and materially and adversely affect our profit margins because it is generally difficult to pass through these increased costs to our customers. Raw material costs remain volatile and could have an adverse impact on our profitability in the foreseeable future.

Because we purchase various types of raw materials and manufactured components, we may be materially and adversely affected by the failure of our suppliers of those materials to perform as expected. This non-performance may consist of delivery delays or failures caused by production issues or delivery of non-conforming products. The risk of non-performance may also result from the insolvency or bankruptcy of one or more of our suppliers. Our suppliers’ ability to supply products to us is also subject to a number of risks to such suppliers, including availability of raw materials, such as steel and natural rubber, destruction of their facilities or work stoppages. In addition, our failure to promptly pay, or order sufficient quantities of inventory from, our suppliers may increase the cost of products we purchase or may lead to suppliers refusing to sell products to us at all. Our efforts to protect against and to minimize these risks may not always be effective.

We consider the production capacities and financial condition of suppliers in our selection process and expect that they will meet our delivery requirements. However, there can be no assurance that strong demand, capacity limitations, shortages of raw materials or other problems will not result in any shortages or delays in the supply of components to us.

We could be materially adversely affected if we are unable to continue to compete successfully in the highly competitive automotive parts industry.

The automotive parts industry is highly competitive. We face numerous competitors in each of the product lines we serve. In general, there are three or more significant competitors and numerous smaller competitors for most of the products we offer. We also face increased competition for certain of our products from suppliers producing in lower-cost countries such as Korea and China, especially for certain lower-technology noise, vibration and harshness control products that have physical characteristics that make long-distance shipping more feasible and economical. We may not be able to continue to compete favorably, and increased competition in our markets may have a material adverse effect on our business.

We are subject to other risks associated with our non-U.S. operations.

We have significant manufacturing operations outside the United States, including joint ventures and other alliances. Our operations are located in 18 countries, and we exort to several other countries. In 2009, approximately 73% of our sales were attributable to products manufactured outside the United States. Risks are inherent in international operations, including:

•	exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	changes in local economic conditions;

•	changes in laws and regulations, including the imposition of embargos;

•	exposure to possible expropriation or other government actions; and

•	unsettled political conditions and possible terrorist attacks.

These and other factors may have a material adverse effect on our international operations or on our business, results of operations and financial condition. For example, we are faced with potential difficulties in staffing and managing local operations, and we have to design local solutions to manage credit risks of local customers and distributors. Also, the cost and complexity of streamlining operations in certain European countries is greater than would be the case in the United States, due primarily to labor laws in those countries that can make reducing employment levels more time-consuming and expensive than in the United States. Our flexibility in our foreign operations can also be somewhat limited by agreements we have entered into with our foreign joint venture partners.

Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business, and failure to do so could harm our business, results of operations and financial condition.

Our sales outside the United States expose us to currency risks. During times of a strengthening U.S. dollar, at a constant level of business, our reported international sales and earnings will be reduced because the local currency will translate into fewer U.S. dollars. In addition to currency translation risks, we incur a currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from the currency in which it receives revenues. Given the volatility of exchange rates, we may not be able to manage our currency transaction and translation risks effectively, or volatility in currency exchange rates may have a material adverse effect on our financial condition or results of operations.

Our lean manufacturing and other cost savings plans may not be effective.

Our operations strategy includes cutting costs by reducing production errors, inventory levels, operator motion, overproduction and waiting while fostering the increased flow of material, information and communication. The cost savings that we anticipate from these initiatives may not be achieved on schedule or at the level anticipated by management. If we are unable to realize these anticipated savings, our operating results and financial condition may be materially adversely affected. Moreover, the implementation of cost saving plans and facilities integration may disrupt our operations and performance.

Our business could be materially adversely affected if we lost any of our largest customers.

In 2009, sales to our three largest customers, Ford, GM and Fiat, on a worldwide basis represented approximately 58% of our sales. Although business with each customer is typically split among numerous contracts, if we lost a major customer or that customer significantly reduced its purchases of our products, there could be a material adverse affect on our business, results of operations and financial condition.

We may incur material losses and costs as a result of product liability and warranty and recall claims that may be brought against us.

We may be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend against these claims. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of that product if the defect or the alleged defect relates to automotive safety. Our costs associated with providing product warranties could be material. Product liability, warranty and recall costs may have a material adverse effect on our business, results of operations and financial condition.

Work stoppages or similar difficulties could disrupt our operations.

As of September 30, 2010, approximately 32% of our employees were represented by unions, approximately 13% of which were located in the United States. It is possible that our workforce will become more unionized in the future. A work stoppage at one or more of our plants may have a material adverse effect on our business. Unionization activities could also increase our costs, which could have a material adverse effect on our profitability. We may be subject to work stoppages and may be affected by other labor disputes. Additionally, a work stoppage at one or more of our customers or our customers’ suppliers could materially adversely affect our operations if an alternative source of supply were not readily available. Work stoppages by employees of our customers also could result in reduced demand for our products and could have a material adverse effect on our business.

Our success depends in part on our development of improved products, and our efforts may fail to meet the needs of customers on a timely or cost-effective basis.

Our continued success depends on our ability to maintain advanced technological capabilities, machinery and knowledge necessary to adapt to changing market demands as well as to develop and commercialize innovative products. We may be unable to develop new products as successfully as in the past or to keep pace with technological developments by our competitors and the industry generally. In addition, we may develop specific technologies and capabilities in anticipation of customers’ demands for new innovations and technologies. If such demand does not materialize, we may be unable to recover the costs incurred in such programs. If we are unable to recover these costs or if any such programs do not progress as expected, our business, financial condition and results of operations could be materially adversely affected.

Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of our key employees. The severe down-turn in the automotive industry may add additional pressure on our ability to retain key employees. In addition, our future success will depend on, among other factors, our ability to attract and retain other qualified personnel. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

Our intellectual property portfolio is subject to legal challenges and considerable uncertainty.

We have developed and actively pursue the development of proprietary technology in the automotive industry and rely on intellectual property laws and a number of patents in many jurisdictions to protect such technology. There can be no assurances that the protections we have available for our proprietary technology in the United States and other countries will be available to us in many places we sell our products. Therefore, we may be unable to prevent third parties from using our intellectual property without authorization. If we had to litigate to protect these rights, any proceedings could be costly, and we may not prevail. We also face increasing exposure to the claims of others for infringement of intellectual property rights. We may have material intellectual property claims asserted against us in the future and could incur significant costs or losses related to such claims. In addition, any infringement or misappropriation of our technology that we cannot control could have a material negative impact on our business and results of operations.

Our pension plans are currently underfunded and we may have to make cash payments to the plans, reducing the cash available for our business.

We sponsor various pension plans worldwide that are underfunded and will require cash payments. Additionally, if the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, our required contributions may be higher than we expect. If our cash flow from operations is insufficient to fund our worldwide pension liability, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness or sell assets.

As of December 31, 2009, our $270.8 million projected benefit obligation, or PBO, for U.S. pension benefit obligations exceeded the fair value of the relevant plans’ assets, which totaled $186.6 million, by $84.2 million. Additionally, the international employees’ plans’ PBO exceeded plan assets by approximately $77.6 million as of December 31, 2009. The PBO for other postretirement benefits, or OPEB, was $69.4 million as of December 31, 2009. Our estimated funding requirement for pensions and OPEB during 2010 is approximately $18.4 million. Net periodic pension costs for U.S. and international plans, including pension benefits and OPEB, were $18.9 million and $14.4 million for the years ended December 31, 2008 and 2009, respectively. For more information, see notes 11 and 12 to our audited consolidated financial statements.

We are subject to a broad range of environmental, health and safety laws and regulations, which could adversely affect our business and results of operations.

We are subject to a broad range of federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries, including those governing: emissions to air; discharges to water; noise and odor emissions; the generation, handling, storage, transportation, treatment and disposal of waste materials; the cleanup of contaminated properties; and human health and safety. We may incur substantial costs associated with hazardous substance contamination or exposure, including cleanup costs, fines and civil or criminal sanctions, third party property or natural resource damage, personal injury claims or costs to upgrade or replace existing equipment as a result of violations of or liabilities under environmental laws or the failure to maintain or comply with environmental permits required at our locations. In addition, many of our current and former facilities are located on properties with long histories of industrial or commercial operations and some of these properties have been subject to certain environmental investigations and remediation activities. We maintain environmental reserves for certain of these sites, which we believe are adequate. Because some environmental laws (such as the Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws) can impose liability retroactively and regardless of fault on potentially responsible parties for the entire cost of cleanup at currently or formerly owned and operated facilities, as well as sites at which such parties disposed or arranged for disposal of hazardous waste, we could become liable for investigating or remediating contamination at our current or former properties or other properties (including offsite waste disposal locations). We may not always be in complete compliance with all applicable requirements of environmental law or regulation, and we may receive notices of violation or become subject to enforcement actions or incur material costs or liabilities in connection with such requirements. In addition, new environmental requirements or changes to interpretations of existing requirements, or in their enforcement, could have a material adverse effect on our business, results of operations and financial condition. For example, while we are not large emitters of greenhouse gases, laws, regulations and certain regional initiatives under consideration by the U.S. Congress, the U.S. Environmental Protection Agency and various states, and in effect in certain foreign jurisdictions, could result in increased operating costs to control and monitor such emissions. We have made and will continue to make expenditures to comply with environmental requirements. While our costs to defend and settle claims arising under environmental laws in the past have not been material, such costs may be material in the future.

If our acquisition strategy is not successful, we may not achieve our growth and profit objectives.

We may selectively pursue complementary acquisitions in the future as part of our growth strategy. While we will evaluate business opportunities on a regular basis, we may not be successful in identifying any attractive acquisitions. We may not have, or be able to raise on acceptable terms, sufficient financial resources to make acquisitions. Our ability to make investments may also be limited by the terms of our existing or future financing arrangements. In addition, any acquisitions we make will be subject to all of the risks inherent in an acquisition strategy, including integrating financial and operational reporting systems, establishing satisfactory budgetary and other financial controls, funding increased capital needs and overhead expenses, obtaining management personnel required for expanded operations and funding cash flow shortages that may occur if anticipated sales are not realized or are delayed, whether by general economic or market conditions or unforeseen internal difficulties.

Because of our adoption of “fresh-start” accounting and the effects of the transactions contemplated by our plan of reorganization, financial information subsequent to May 31, 2010, will not be comparable to financial information prior to May 31, 2010.

Upon our emergence from Chapter 11 bankruptcy proceedings, we adopted “fresh-start” accounting in accordance with the provisions of ASC 852, pursuant to which our reorganization value was allocated to our assets in conformity with the procedures specified by ASC 805, “Business Combinations.” The excess of reorganization value over the fair value of tangible and identifiable intangible assets was recorded as goodwill, which is subject to periodic evaluation for impairment. Liabilities, other than deferred taxes, were recorded at the present value of amounts expected to be paid. In addition, under “fresh-start” accounting, common stock, retained deficit and accumulated other comprehensive loss were eliminated. Our consolidated financial statements also reflect all of the transactions contemplated by our plan of reorganization. Accordingly, our consolidated financial statements subsequent to May 31, 2010, will not be comparable in many respects to our consolidated financial statements prior to May 31, 2010. The lack of comparable historical financial information may discourage investors from purchasing our capital stock.

Our historical financial statements state that uncertainties related to our emergence from bankruptcy raise substantial doubt about our ability to continue as a going concern.

The financial statements included in this prospectus state that uncertainties related to our emergence from bankruptcy raise substantial doubt about our ability to continue as a going concern. Although we believe that as of our emergence from bankruptcy the basis for the uncertainties relating to our ability to continue as a going concern no longer exist, we cannot assure you that a similar disclosure will not be included in our future financial statements.

Regardless of the foregoing, our historical financial statements have been prepared in accordance with U.S. GAAP applicable to a going concern, which assumes that we will be able to meet our obligations and continue our operations over a reasonable length of time. Realization values may be substantially different from carrying values as shown, and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should we be unable to continue as a going concern.

Our emergence from bankruptcy will reduce or eliminate our U.S. net operating losses and other tax attributes and limit our ability to offset future U.S. taxable income with tax losses and credits incurred prior to our emergence from bankruptcy.

The discharge of a debt obligation by a taxpayer in a bankruptcy proceeding for an amount less than its adjusted issue price (as defined for tax purposes) generally creates cancellation of indebtedness income, or COD income, that is excludable from a taxpayer’s taxable income. However certain tax attributes otherwise available and of value to a debtor will be reduced to the extent of the excludable COD income. Additionally, Internal Revenue Code Sections 382 and 383 provide an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future U.S. taxable income in the event of a change in ownership. As a result of our emergence from bankruptcy we have had significant excludable COD income that will reduce or eliminate our U.S. net operating losses and other tax attributes and we have had an ownership change and a resulting limitation under Internal Revenue Code Sections 382 and 383.

Impairment charges relating to our goodwill and long-lived assets could adversely affect our results of operations.

We regularly monitor our goodwill and long-lived assets for impairment indicators. In conducting our goodwill impairment testing, we compare the fair value of each of our reporting units to the related net book value. In conducting our impairment analysis of long-lived assets, we compare the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or long-lived assets. In the event that we determine that our goodwill or long-lived assets are impaired, we may be required to record a significant charge to earnings, which could adversely affect our results of operations.

We cannot be certain that our emergence from bankruptcy will not adversely affect our operations going forward.

Although we emerged from bankruptcy on May 27, 2010, we cannot assure you that having been subject to bankruptcy protection will not adversely affect our operations going forward, including our ability to negotiate favorable terms from suppliers, hedging counterparties and others and to attract and retain customers. The failure to obtain such favorable terms and retain customers could materially adversely affect our financial performance.

Risks Relating to the Exchange Notes, Our Indebtedness and 7% Preferred Stock

We have a substantial amount of indebtedness and preferred stock outstanding, which could have a material adverse effect on our financial condition and our ability to obtain financing in the future and to react to changes in our business.

We have a substantial amount of debt outstanding that requires significant principal and interest payments and preferred stock outstanding that requires significant preferred dividend payments. As of September 30, 2010, we have approximately $477.0 million of debt outstanding, including $450.0 million in principal amount outstanding under the notes and $27.0 million of other debt of certain of our non-guarantor foreign subsidiaries and shares of 7% preferred stock outstanding with an aggregate stated value of $105.2 million. We are permitted by the terms of the notes and our senior ABL facility to incur substantial additional indebtedness, subject to the restrictions therein.

Our significant amount of debt and preferred stock could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations under the notes, our senior ABL facility and 7% preferred stock;

•

increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, since a portion of our borrowings, in particular, those under our senior ABL facility, are at variable rates of interest;

•

require us to dedicate a substantial portion of our cash flow from operations to principal and interest payments on our debt and, if we so elect, cash dividend payments on our 7% preferred stock, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	place us at a disadvantage compared to competitors that may have proportionately less debt;

•	limit our ability to refinance our debt or preferred stock on terms that are commercially reasonable or at all;

•	limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and

•	increase our cost of borrowing.

Despite our indebtedness and preferred stock levels, we and our subsidiaries may still incur significant additional indebtedness and issue more preferred stock, which could increase the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness, and issue substantial additional preferred stock in the future. The terms of the indenture governing the notes and our senior ABL facility restrict, but will not completely prohibit, us from doing so. As of September 30, 2010, we have $88.7 million of availability under our senior ABL facility, subject to borrowing base limitations and after giving effect to $36.3 million of issued (but undrawn) letters of credit, all of which would be effectively senior to the notes to the extent of the value of the collateral securing our senior ABL facility. Our senior ABL facility also provides for an uncommitted $25.0 million incremental loan facility. In addition, the indenture governing the notes allows us to issue additional notes under certain circumstances, which will also be guaranteed by the guarantors. The indenture also allows us to incur additional debt, which may be secured, and allows our foreign subsidiaries to incur additional debt, which would be structurally senior to the notes, and also allows us to issue certain additional preferred stock. In addition, the indenture does not prevent us from incurring other liabilities that do not constitute indebtedness. This may have the effect of reducing the amount of proceeds paid to you. If new debt or other liabilities are added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The indenture governing the notes and the credit agreement governing our senior ABL facility impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The indenture governing the notes and the credit agreement governing our senior ABL facility impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

•	incur additional indebtedness or issue certain disqualified stock and preferred stock;

•	pay dividends or certain other distributions on our capital stock or repurchase our capital stock;

•	make certain investments or other restricted payments;

•	place restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

•	engage in transactions with affiliates;

•	sell certain assets or merge with or into other companies;

•	guarantee indebtedness; and

•	create liens.

There are limitations on our ability to incur the full $125.0 million of commitments under our senior ABL facility. Borrowings under our senior ABL facility are limited by a specified borrowing base consisting of a percentage of eligible accounts receivable and eligible inventory, less customary reserves imposed by the agent under our senior ABL facility. In addition, under our senior ABL facility, a monthly fixed charge maintenance covenant would become applicable if excess availability under our senior ABL facility is at any time less than a specified percentage (or amount) of the total revolving loan commitments. If the covenant trigger were to occur, Cooper-Standard Holdings Inc. would be required to satisfy and maintain, on a consolidated basis, on the last day of each month a fixed charge coverage ratio of at least 1.1 to 1.0. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio. A breach of any of these covenants could result in a default under our senior ABL facility.

Moreover, our senior ABL facility provides the lenders considerable discretion to impose reserves, which could materially reduce the amount of borrowings that would otherwise be available to us. There can be no assurance that the lenders under our senior ABL facility will not impose such reserves during the term of our senior ABL facility and further, were they to do so, the resulting impact of this action could materially and adversely impair our ability to make interest payments on the notes. Also, when (and for as long as) the availability under our senior ABL facility is less than a specified amount for a certain period of time, the agent under our senior ABL facility would exercise cash dominion.

As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

You should read the discussions under the headings “Description of Certain Other Indebtedness and Preferred Stock—Senior ABL Facility” and “Description of Exchange Notes—Certain Covenants” for further information about these covenants.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and meet the dividend obligations of our 7% preferred stock, and we may be forced to take other actions to satisfy our obligations under our indebtedness and 7% preferred stock, which may not be successful.

Our ability to make scheduled payments on our debt and meet the dividend obligations of our 7% preferred stock or to refinance these obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes, and to pay the stated value, liquidation preference, if any, and dividend obligations on our 7% preferred stock. For a description of our obligations to pay dividends on our 7% preferred stock, see “Description of Certain Other Indebtedness and Preferred Stock.”

If our cash flows and capital resources are insufficient to fund our debt service obligations and our dividend obligations on our 7% preferred stock, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes, or our 7% preferred stock. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or our dividend obligations on our 7% preferred stock. If our operating results and available cash are insufficient to meet our debt service obligations or our dividend obligations on our 7% preferred stock, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service, dividend and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service and dividend obligations then due. Additionally, the indenture governing the notes limits the use of the proceeds from any disposition; as a result, we may not be allowed, under the indenture, to use proceeds from such dispositions to satisfy all current debt service and dividend obligations.

If we default under our senior ABL facility, we may not be able to service our debt obligations.

In the event of a default under our senior ABL facility, the lenders could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable. If such acceleration occurs, thereby permitting an acceleration of amounts outstanding under the notes, we may not be able to repay the amounts due under our senior ABL facility or the notes. Events of default under our senior ABL facility include breach of covenants, default under certain other indebtedness, failure to satisfy certain judgments and certain insolvency events. This could have serious consequences to the holders of the notes and to our financial condition and results of operations, and could cause us to become bankrupt or insolvent. See “Description of Certain Other Indebtedness and Preferred Stock—Senior ABL Facility—Covenants; events of default.”

Our 7% preferred stock is redeemable at our option prior to the maturity of the notes, which, if we elect to redeem, could make it more difficult for us to repay the notes at maturity.

From and after the sixth anniversary of the effective date, we may redeem at our option shares of our 7% preferred stock, at any time in whole or in part, for cash. To the extent we elect to redeem the shares of our 7% preferred stock prior to the maturity of the notes, we will have less cash for the repayment of the notes upon maturity, which could make it more difficult for us to repay the principal and accrued and unpaid interest when the notes mature.

The notes are unsecured obligations and accordingly our assets may be insufficient to pay amounts due on the notes.

The notes are unsecured obligations. We and our subsidiaries may incur other debt, which may be substantial in amount, and which may in certain circumstances be secured. The notes are effectively subordinated to all of our existing and future secured debt and that of the guarantors to the extent of the assets securing such debt, including under our senior ABL facility. See “Description of Exchange Notes—Certain Definitions—Permitted Liens.” As of September 30, 2010, the notes are effectively subordinated to $27.0 million in other debt of certain of our non-guarantor foreign subsidiaries.

Because the notes are unsecured obligations, your right of repayment may be compromised in the following situations:

•	we enter into bankruptcy, liquidation, reorganization or other winding-up;

•	there is a default in payment under any of our secured debt, including under our senior ABL facility; or

•	there is an acceleration of any of our secured debt.

If any of these events occurs, the secured lenders could foreclose on our assets in which they have been granted a security interest, in each case to your exclusion, even if an event of default exists under the indenture relating to the notes at such time. As a result, upon the occurrence of any of these events, there may not be sufficient funds to pay amounts due on the notes.

Furthermore, the notes will be structurally subordinated to any obligations of our subsidiaries that do not guarantee the notes.

We may not be able to repurchase the notes upon a change of control or pursuant to an asset sale offer.

Upon a change of control, as defined under the indenture governing the notes, the holders of notes will have the right to require us to offer to purchase all of the notes then outstanding at a price equal to 101% of their principal amount plus accrued and unpaid interest. In order to obtain sufficient funds to pay the purchase price of the notes then outstanding, we expect that we would have to refinance the notes. We cannot assure you that we would be able to refinance the notes on reasonable terms, if at all. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture. Such an event of default may cause the acceleration of our other debt. Our other debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indenture.

In addition, in certain circumstances specified in the indenture governing the notes, we will be required to commence an asset sale offer, as defined in the indenture, pursuant to which we will be obligated to purchase the notes at a price equal to 100% of their principal amount plus accrued and unpaid interest. Our other debt may contain restrictions that would limit or prohibit us from completing any such asset sale offer. Our failure to purchase any such notes when required under the indenture would be an event of default under the indenture.

Not all of our subsidiaries guarantee the notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the notes.

Not all of our subsidiaries are required to guarantee the notes. In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, your claims in respect of the notes will be structurally subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables, and any claims of third party holders of preferred equity interests, if any, in our non-guarantor subsidiaries. As of September 30, 2010, our non-guarantor subsidiaries had $877.4 million of assets and $393.5 million of liabilities including $27.0 million of outstanding debt, all of which is secured.

There are circumstances other than repayment or discharge of the notes under which the guarantees will be released automatically, without your consent or the consent of the trustee.

The guarantee of a subsidiary guarantor will be released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture. The indenture also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture but not under our senior ABL facility. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of Exchange Notes.”

U.S. federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require note holders to return payments received from the guarantors.

Certain of our subsidiaries guarantee the obligations under the notes. The issuance of the guarantees by the guarantors may be subject to review under federal and state laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, the unpaid creditors of a guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce a guarantor’s guarantee or may subordinate the notes or such guarantee to the applicable guarantor’s existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if it found that when the applicable guarantor entered into its guarantee, or, in some states, when payments became due under such guarantee, the applicable guarantor received less than reasonably equivalent value or fair consideration in exchange for its issuance of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction, or was about to engage in a business or transaction, for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration in exchange for such guarantee if such guarantor did not substantially benefit directly or indirectly from the issuance of such guarantee. The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor, as applicable, would be considered insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent and unliquidated liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

A court might also void a guarantee, without regard to the above factors, if the court found that the applicable subsidiary guarantor entered into its guarantee with the actual intent to hinder, delay or defraud its creditors. In addition, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to such guarantor or to a fund for the benefit of such guarantor’s overall creditor body, and accordingly the court might direct you to repay any amounts that you had already received from such guarantor.

To the extent a court voids any of the guarantees as fraudulent transfers or holds any of the guarantees unenforceable or voidable for any other reason, holders of notes would cease to have any direct claim against the applicable guarantor. If a court were to take this action, the applicable guarantor’s assets would be applied first to satisfy the applicable guarantor’s direct liabilities, if any, and might not be applied to the payment of the guarantee. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any.

Each guarantee contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under applicable fraudulent transfer laws or may reduce the guarantor’s obligation to an amount that effectively makes the guarantee worthless. In a recent Florida bankruptcy case, such a provision was found to be ineffective to protect the guarantee.

The market price for the notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices and liquidity of these securities. We cannot assure you that the market, if any, for the notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the notes.

The Backstop Parties nominated a majority of the board of directors and their interests in the Company may conflict with your interests.

In accordance with our plan of reorganization and the Equity Commitment Agreement, our board of directors is comprised of seven directors, one of whom is our chief executive officer and two who are independent directors from our pre-emergence board of directors selected by us. Each of Barclays Capital Inc., and the group of parties comprised of Capital Research and Management Company, Lord, Abbett & Co. LLC, TCW Asset Management Company and TD Asset Management Inc. nominated one independent member of our board of directors in reasonable consultation with (but without the need for the approval of) our chief executive officer and an executive search firm, Korn/Ferry International, mutually acceptable to such parties and us. With respect to the independent members nominated as described above, such nominations were made in consultation with the creditors’ committee appointed in the chapter 11 cases, solely to determine whether such nominee had a prior relationship with any Backstop Party that would reasonably be expected to influence the exercise of his or her business judgment. Oak Hill Advisors, L.P. nominated one member of our board of directors and Silver Point Capital, L.P. nominated one member. Barclays Capital Inc. was also an initial purchaser of the outstanding notes.

The Backstop Parties will have the right to nominate members to our board of directors until the earlier of (i) termination of the applicable Nomination Agreement (as defined below) at the election of the applicable Backstop Party by written notice to us, (ii) immediately prior to the annual meeting of stockholders held during the calendar year 2013, and (iii) if the applicable Backstop Party together with its affiliates ceases to beneficially own at least 7.5% of our outstanding equity (on an as converted basis).

As long as the Backstop Parties (whether or not acting in a coordinated manner) and any other substantial stockholder own, directly or indirectly, a substantial portion of our outstanding shares, they will be able to exert significant influence over us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business;

•	direction and policies, including the appointment and removal of officers;

•	the determination of incentive compensation, which may affect our ability to retain key employees;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our financing decisions and our capital raising activities;

•	the payment of dividends;

•	conduct in regulatory and legal proceedings; and

•	amendments to our articles of association.

The concentration of ownership of our outstanding equity in the Backstop Parties may make some transactions more difficult or impossible without the support of the Backstop Parties or more likely with the support of the Backstop Parties. The interests of any of the Backstop Parties, any other substantial stockholder or any of their respective affiliates could conflict with or differ from our interests or the interests of holders of the notes. For example, the concentration of ownership held by the Backstop Parties could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. A Backstop Party, substantial stockholder or affiliate thereof may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

The notes have a non-investment grade rating. There can be no assurances that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant.

Risks Related to the Exchange Offer and Holding the Exchange Notes

There is no public market for the exchange notes and an active trading market may not develop for the exchange notes.

The exchange notes are a new issue of securities and there is no existing trading market for the exchange notes. Accordingly, we cannot assure you that a liquid market will develop for the exchange notes, that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell the exchange notes will be favorable.

The exchange notes are not listed for trading on any exchange and we do not intend to seek to have them listed. The liquidity of any market for the exchange notes and the prices at which the exchange notes will trade, if a trading market develops, will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the condition of the overall economy and the automotive industry;

•	our ability to complete the offer to exchange the outstanding notes for the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

You may have difficulty selling the outstanding notes that you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your outstanding notes described in the legend on your outstanding notes. The restrictions on transfer of your outstanding notes arise because we issued the outstanding notes under exemptions from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreement, we do not intend to register the outstanding notes under the Securities Act. The tender of outstanding notes under the exchange offer will reduce the principal amount of the currently outstanding notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding notes that you continue to hold following completion of the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes.”

You must comply with the exchange offer procedures in order to receive new, freely tradable exchange notes.

Delivery of exchange notes in exchange for outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, as depositary, including an agent’s message (as defined herein). We are not required to notify you of defects or irregularities in tenders of outstanding notes for exchange. Outstanding notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. See “The Exchange Offer—How to Tender Outstanding Notes for Exchange” and “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes.”

Certain persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our ratio of earnings to fixed charges for the periods indicated.

For purposes of this table, earnings consist of pre-tax income (loss) from continuing operations before adjustments for minority interest in consolidated subsidiary, plus fixed charges. Fixed charges consist of interest on all debt, amortization of debt expenses incurred on issuance and an estimate of the interest within rental expense.

	Historical								Pro Forma
	Predecessor(1)							Successor(1)
	Year Ended December 31,					Nine Months Ended September 30,	Five Months Ended May 31,	Four Months Ended September 30,	Year Ended December 31,	Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010	2010	2009	2010
Ratio of earnings to fixed charges(2)	1.1x	—	—	—	—	—	14.9x	2.7x	—	2.6x

(1)	We adopted “fresh-start” accounting upon our emergence from bankruptcy and became a new entity for financial reporting purposes as of June 1, 2010. Accordingly, the consolidated financial statements for the Successor are not comparable to the consolidated financial statements for the Predecessor. For a discussion of “fresh-start” accounting, see note 3 to our unaudited interim financial statements as of September 30, 2010.
(2)	Earnings were insufficient to cover fixed charges by $15.0 million, $119.7 million, $94.2 million and $415.9 million for the years ended December 31, 2006, 2007, 2008 and 2009, respectively and $427.0 million for the nine months ended September 30, 2009. On a pro forma basis, earnings were insufficient to cover fixed charges by $390.4 million for the year ended December 31, 2009.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010. This table should be read with our consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

As of September 30, 2010
(unaudited)
(in millions)
Debt, including current maturities:
Current maturities of long term debt	$19.2
8 1/2% senior notes due 2018	450.0
Other long term debt(1)	7.8

Total debt, including current maturities	477.0
7% preferred stock	129.9
Noncontrolling interest	2.4
Total equity	542.4

Total capitalization	$1,151.7

(1)	Includes foreign subsidiary debt and capitalized lease obligations.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer and we have agreed to pay the expenses of the exchange offer. In exchange for each of the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any increase in our outstanding indebtedness or any change in our capitalization.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Our unaudited pro forma condensed consolidated statement of operations is presented for the year ended December 31, 2009 and for the nine months ended September 30, 2010 and apply our accounting policies to the periods presented. As used herein, Predecessor refers to Cooper-Standard Holdings Inc. and all of our consolidated subsidiaries prior to the emergence date and Successor refers to Cooper-Standard Holdings Inc. and all of our consolidated subsidiaries on and after the emergence date. We prepared the December 31, 2009 unaudited pro forma condensed consolidated financial information by applying adjustments to our historical audited consolidated financial statements included elsewhere in this prospectus. We prepared our September 30, 2010 unaudited pro forma condensed consolidated financial information by applying adjustments to our historical unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed financial information gives effect to our plan of reorganization and “fresh-start” accounting as if the emergence date had occurred on January 1, 2009 for the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009 and the nine months ended September 30, 2010. The unaudited pro forma condensed consolidated financial information should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and related notes as of and for the year ended December 31, 2009 and our unaudited consolidated financial statements and related notes as of September 30, 2010, for the five months ended May 31, 2010 and the four months ended September 30, 2010, which are included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The unaudited pro forma condensed consolidated financial information is not necessarily indicative of what our financial position or results of operations would have been if the effectiveness of our plan of reorganization had actually occurred on January 1, 2009, and is not necessarily indicative of our future financial position or results of operations. In addition, our historical financial statements will not be comparable to our financial statements following our emergence from bankruptcy due to the effects of the consummation of our plan of reorganization as well as adjustments for “fresh-start” accounting.

The following unaudited pro forma condensed consolidated financial information adjusts historical information for the effects of:

•	our plan of reorganization, which includes the Reorganization Adjustments; and

•

the estimated adjustments required under “fresh-start” accounting for the entities that emerged from the bankruptcy cases (classified as Fresh-Start Adjustments in the unaudited pro forma condensed consolidated financial information).

Reorganization Adjustments

The unaudited pro forma condensed consolidated financial information gives effect to the following Reorganization Adjustments, our plan of reorganization and the implementation of the transactions contemplated by our plan of reorganization. These adjustments give effect to the terms of our plan of reorganization and certain underlying assumptions, which include, but are not limited to, the below.

•	The issuance of the outstanding notes, which resulted in cash proceeds of $450.0 million.

•

The issuance of 17.5 million shares of our common stock, including 8.6 million shares offered to holders of our prepetition senior subordinated notes in connection with the rights offering, 2.6 million shares to the Backstop Parties pursuant to the commitment agreement, dated March 19, 2010, or the equity commitment agreement, and 6.3 million shares to certain holders of our prepetition senior notes and prepetition senior subordinated notes. We also issued shares of our 7% preferred stock convertible into 4.3 million shares of our common stock pursuant to the equity commitment agreement. We received cash proceeds of $355 million in connection with the rights offering and equity commitment agreement and also received the full and complete satisfaction, settlement and release of allowed prepetition senior note claims and allowed prepetition senior subordinated note claims for such shares. In addition, we also issued warrants to purchase 2.4 million shares of our common stock.

•

The repayment of $124.6 million of liabilities under our DIP credit agreement. On the emergence date, each holder of an allowed DIP claim received, in full and complete satisfaction, settlement and release of and in exchange for such allowed claim against the debtors, an amount in cash equal to the allowed amount of such claim.

•

The repayment of the $634.7 million outstanding under the credit agreement entered into in connection with the 2004 acquisition, or, including subsequent amendments thereto, our prepetition credit agreement.

•	The repayment of the $104.1 million outstanding of our prepetition senior notes in cash.

•	A decrease in interest expense, including the amortization of debt issuance costs, resulting from a lower level of debt.

Fresh-Start Adjustments

The unaudited pro forma condensed consolidated financial information also gives effect to the following Fresh-Start Adjustments relating to the preliminary application of “fresh-start” accounting pursuant to U.S. GAAP. Under “fresh-start” accounting, reorganization value represents the fair value of the entity before considering debt and approximates the amount a willing buyer would pay for the assets of the entity immediately after the reorganization. The Pro Forma Adjustments are based on an assumed reorganization value of $1,025 million for (i) differences in assumed working capital as of the emergence date and actual working capital as reported at the balance sheet date and (ii) the inclusion of a deferred tax liability at nominal value.

As such, the following unaudited pro forma condensed consolidated financial information is not intended to represent our actual post-emergence financial condition and statement of operations, and any differences could be material.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2010

(dollars in millions except per share data)

	Historical		Reorganization and Fresh-Start Pro Forma Adjustments		Pro Forma
	Predecessor	Successor			Nine Months Ended September 30, 2010
	Five Months Ended May 31, 2010	Four Months Ended September 30, 2010
Sales	$1,009.1	$801.3	$—		$1,810.4
Cost of products sold	832.2	665.4	(5.3	)(a)	1,492.3

Gross profit	176.9	135.9	5.3		318.1
Selling, administration & engineering expenses	92.1	91.6	3.6	(b)	187.3
Amortization of intangibles	0.3	5.1	6.0	(c)	11.4
Restructuring	5.9	1.2	—		7.1

Operating profit	78.6	38.0	(4.3)		112.3
Interest expense, net of interest income	(44.5)	(14.2)	25.3	(d)	(33.4)
Equity earnings	3.6	2.5	(0.3	)(e)	5.8
Reorganization items and fresh-start adjustments, net	660.0	—	(660.0	)(f)	—
Other expense	(21.2)	5.0	—		(16.2)

Income before income taxes	676.5	31.3	(639.3)		68.5
Provision for income tax benefit	39.9	5.4	(22.0	)(g)	23.3

Net income (loss)	636.6	25.9	(617.3)		45.2
Less: Net income attributed to noncontrolling interest	(0.3)	(0.2)	—		(0.5)

Net income attributable to Cooper-Standard Holdings Inc.	$636.3	$25.7	$(617.3)		$44.7

Basic net income per share attributable to common stockholders of Cooper-Standard Holdings Inc.					$1.76 (h)

Diluted net income per share attributable to common stockholders of Cooper-Standard Holdings Inc.					$1.69 (h)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2009

(dollars in millions except per share data)

	Historical	Reorganization and Fresh-Start Pro Forma Adjustments		Pro Forma
Sales	$1,945.3	$—		$1,945.3
Cost of products sold	1,679.0	12.9	(a)	1,691.9

Gross profit	266.3	(12.9)		253.4
Selling, administration & engineering expenses	199.5	0.2	(b)	199.7
Amortization of intangibles	15.0	0.1	(c)	15.1
Impairment charges	363.5	—	(i)	363.5
Restructuring	32.4	—		32.4

Operating loss	(344.1)	(13.2)		(357.3)
Interest expense, net of interest income	(64.3)	18.9	(d)	(45.4)
Equity earnings	4.0	(0.8	)(e)	3.2
Reorganization items, net	(17.4)	17.4	(f)	—
Other income	9.9	2.4	(j)	12.3

Loss before income taxes	(411.9)	24.7		(387.2)
Provision for income tax benefit	(55.7)	1.0	(g)	(54.7)

Net loss	(356.2)	23.7		(332.5)
Less: Net loss attributed to noncontrolling interest	0.1	—		0.1

Net loss attributable to Cooper-Standard Holdings Inc.	$(356.1)	$23.7		$(332.4)

Basic net loss per share attributable to common stockholders of Cooper-Standard Holdings Inc.				$(19.41	)(h)

Diluted net loss per share attributable to common stockholders of Cooper-Standard Holdings Inc.				$(19.41	)(h)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in millions except per share and share data)

1. Basis of Presentation

The unaudited pro forma condensed consolidated statements of operations of the Successor are presented for the year ended December 31, 2009 and the nine months ended September 30, 2010 and apply the Predecessor’s accounting policies to the periods presented. We prepared the following unaudited pro forma condensed consolidated financial information by applying adjustments to our historical consolidated financial statements. These adjustments give effect to our plan of reorganization and “fresh-start” accounting guidance pursuant to U.S. GAAP, reflecting the Successor’s post-emergence balance sheet as if the emergence date had occurred on January 1, 2009 for the periods presented for the unaudited pro forma condensed consolidated statements of operations.

2. Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Reorganization and fresh-start pro forma adjustments

(a) Reflects the following adjustments to cost of products sold:

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Adjust inventory to fair value	$7.6	$(8.1	)(1)
Adjust depreciation expense based on preliminary application of “fresh-start” accounting	7.4	3.1
Eliminate net hedging losses pursuant to settlement of hedges upon emergence date	(1.6)	—
Amortization of fair value of unfavorable leases	(0.5)	(0.3)

	$12.9	$(5.3)

(1)	Adjustment reflects the reversal of inventory fair value adjustment recorded in the month of June 2010.

(b) Reflects adjustments to selling, administration and engineering expenses for the following items:

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Eliminate bankruptcy related professional fees incurred in 2009 before bankruptcy filing	$(7.7)	$(0.4)
Eliminate stock compensation expense related to Predecessor equity	(1.4)	(0.2)
Record stock compensation expense related to Successor equity	9.9	4.4
Amortization of fair value of unfavorable leases	(0.6)	(0.2)

	$0.2	$3.6

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in millions except per share and share data)

(c) Reflects adjustments to increase the amortization of intangibles based on an application of fresh-start accounting, which results in total pro forma amortization of intangibles for the periods presented as follows:

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Customer contracts and relationships	$13.5	$10.2
Technology	1.5	1.1
Other	0.1	0.1

	$15.1	$11.4

(d) Adjustments reflect the elimination of interest expense and amortization of debt issuance costs on prepetition and debtor-in-possession indebtedness and the addition of the interest expense and amortization of debt issuance costs on the outstanding notes and our senior ABL facility:

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Eliminate Predecessor interest expense and amortization of debt issuance costs	$(64.3)	$(44.5)
Add new interest on the following debt:
Interest on the outstanding notes and our senior ABL facility (including letter of credit charges)	40.5	16.7
Amortization of debt issuance costs	3.0	1.2
Interest on other debt	1.9	1.3

Net reduction in interest expense	$(18.9)	$(25.3)

A 0.125% increase or decrease in the effective interest rate used above would increase or decrease the pro forma interest expense by $0.6 million and $0.5 million for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively.

(e) Reflects amortization for the fair value adjustment on the equity investment related to joint ventures.

(f) Reflects the elimination of reorganization items incurred after filing for bankruptcy in 2009.

(g) Reflects the change in estimated total income tax provision through Reorganization and Pro Forma Adjustments using expected country specific effective income tax rates. No income tax provision adjustment was made on the portion of the pre-tax adjustments attributable to operations with anticipated valuation allowances.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in millions except per share and share data)

(h) The information used to compute, and the calculation of, basic and diluted earnings per share, after giving effect to our new equity capital structure, is set forth below:

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Income (loss) attributable to common stockholders of Cooper-Standard Holdings, Inc.	$(332.4)	44.7
Less dividends declared or accumulated on 7% preferred stock	(7.0)	(5.8)
Less undistributed earnings allocated to participating securities	—	(7.7)

Income (loss) available to common stockholders of Cooper-Standard Holdings Inc.	$(339.4)	$31.2

Average shares outstanding-basic	17,489,693	17,749,738
Effect of dilutive securities:
Options	—	11,014
Common restricted stock	—	220,439
Preferred restricted stock	—	52,890
Warrants	—	437,680

Average shares outstanding-diluted	17,489,693	18,471,761

In 2009, basic and diluted average shares outstanding were the same because the effect of potential shares of common stock was antidilutive. In addition, in 2009, no undistributed loss was allocated to participating securities based on the contractual obligations of the securities. For 2010, diluted net income per share attributable to Cooper-Standard Holdings Inc. was computed using the treasury stock method as the two class method was anti-dilutive.

(i) Although fresh-start accounting will result in an adjustment to the historical cost basis of our assets, no adjustments have been made to the goodwill impairment charge of $157.2 million, the impairment charge of $202.4 million related to certain intangible assets and the impairment charge of $3.9 million related to certain fixed assets.

(j) Reflects the elimination of losses on interest rate swaps recorded in 2009 to reflect the settlement of these instruments upon our emergence from bankruptcy.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data, consisting of statement of operations, balance sheet, statement of cash flows and other financial data, for each of the periods indicated. The following selected consolidated financial data has been derived from our audited consolidated financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009, which are included elsewhere in this prospectus, and from our audited consolidated financial statements as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005 and 2006, which are not included in this prospectus, all of which have been audited by Ernst & Young LLP, independent registered public accountants. Ernst & Young LLP’s report on the consolidated financial statements for the year ended December 31, 2009, which appears elsewhere herein, includes an explanatory paragraph which describes an uncertainty about our ability to continue as a going concern. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. The following selected consolidated financial data as of September 30, 2009 and 2010 and for the nine months ended September 30, 2009, the five months ended May 31, 2010 and the four months ended September 30, 2010 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

We adopted “fresh-start” accounting upon our emergence from bankruptcy and became a new entity for financial reporting purposes as of June 1, 2010. Accordingly, the consolidated financial statements for the Successor are not comparable to the consolidated financial statements for the Predecessor. For a discussion of “fresh-start” accounting, see note 3 to our unaudited interim financial statements as of September 30, 2010.

We have prepared the unaudited selected consolidated financial data as of and for the nine months ended September 30, 2009, the five months ended May 31, 2010 and the four months ended September 30, 2010 on a basis consistent with our audited consolidated financial statements for the year ended December 31, 2009, and this information includes all adjustments (consisting of only normal recurring adjustments unless otherwise disclosed therein) that management considers necessary for a fair presentation of our financial position and results of operations for the periods indicated. Historical results are not necessarily indicative of future performance. Operating results for the four months ended September 30, 2010 are not necessarily indicative of results that may be expected for the full fiscal year.

The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the notes to those statements included elsewhere in this prospectus and the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Predecessor	Successor
Year Ended December 31,	Nine Months Ended September 30,	Five Months Ended May 31,	Four Months Ended September 30,
2005	2006	2007	2008	2009	2009	2010	2010
Statement of operations:
Sales	$1,827.4	$2,164.3	$2,511.2	$2,594.6	$1,945.3	$1,367.6	$1,009.1	$801.3
Cost of products sold	1,550.2	1,832.1	2,114.1	2,260.1	1,679.0	1,192.5	832.2	665.4

Gross profit	277.2	332.2	397.1	334.5	266.3	175.1	176.9	135.9
Selling, administration & engineering expenses	169.7	199.8	222.1	231.7	199.5	146.2	92.1	91.6
Amortization of intangibles	28.2	31.0	31.9	31.0	15.0	14.8	0.3	5.1
Impairment charges	—	13.2	146.4	33.4	363.5	362.7	—	—
Restructuring	3.0	23.9	26.4	38.3	32.4	32.9	5.9	1.2

Operating profit (loss)	76.3	64.3	(29.7)	0.1	(344.1)	(381.5)	78.6	38.0
Interest expense, net of interest income	(66.6)	(87.2)	(89.5)	(92.9)	(64.3)	(53.6)	(44.5)	(14.2)
Equity earnings (losses)	2.8	0.2	2.2	0.9	4.0	1.7	3.6	2.5
Reorganization items, net	—	—	—	—	(17.4)	(5.6)	660.0	—
Other income (expense)	(0.1)	7.9	(0.5)	(1.4)	9.9	13.7	(21.2)	5.0

Income (loss) before income taxes	12.4	(14.8)	(117.5)	(93.3)	(411.9)	(425.3)	676.5	31.3
Provision for income taxes (benefit)	2.4	(7.3)	32.9	29.3	(55.7)	(31.3)	39.9	5.4

Consolidated net income (loss)	10.0	(7.5)	(150.4)	(122.6)	(356.2)	(394.0)	636.6	25.9
Add: Net loss (income) attributable to noncontrolling interests(1)	(1.2)	(0.9)	(0.6)	1.1	0.1	0.5	(0.3)	(0.2)

Net income (loss) attributable to Cooper-Standard Holdings Inc.	$8.8	$(8.4)	$(151.0)	$(121.5)	$(356.1)	$(393.5)	$636.3	$25.7

Balance sheet data (at end of period):
Cash and cash equivalents	$62.2	$56.3	$40.9	$111.5	$380.3	$253.7	$232.3
Net working capital(2)	162.9	212.1	249.8	154.5	240.8	286.9	230.9
Total assets	1,734.2	1,911.4	2,162.3	1,818.3	1,737.4	1,651.2	1,862.5
Total non-current liabilities	1,112.8	1,256.1	1,351.6	1,346.9	263.9	275.1	771.9
Total debt(3)	902.5	1,055.5	1,140.2	1,144.1	204.3	154.0	477.0
Liabilities subject to compromise	—	—	—	—	1,261.9	1,262.3	—
Preferred Stock	—	—	—	—	—	—	129.9
Equity (deficit)	$317.3	$324.0	$276.8	$19.7	$(306.5)	$(341.4)	$544.8
Statement of cash flows data:
Net cash provided (used) by:
Operating activities	$113.0	$135.9	$185.4	$136.5	$130.0	$30.2	$(75.4)	$80.3
Investment activities	(133.0)	(281.8)	(260.0)	(73.9)	(45.5)	(25.2)	(19.1)	(23.4)
Financing activities	(7.2)	147.6	55.0	14.1	166.1	118.9	(112.6)	0.3
Capital expenditures	$54.5	$82.9	$107.3	$92.1	$46.1	$25.5	$22.9	$23.5
Other financial data (unaudited):
Ratio of earnings to fixed charges	1.1	x	—	—	—	—	—	14.9	x	2.7	x

(1)	Due to the implementation of ASC Topic 810, “Consolidation,” certain prior period amounts have been reclassified to conform to the current period financial statement presentation.
(2)	Net working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding debt payable within one year).
(3)	Includes $175.0 million and $0.0 of borrowings under our DIP credit agreement, $0.8 million and $0.4 million in capital leases and $28.5 million and $26.6 million of other third-party debt as of December 31, 2009 and September 30, 2010, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Our historical results may not indicate, and should not be relied upon as an indication of, our future performance. Our forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. See “Forward-Looking Statements” for a discussion of risks associated with reliance on forward-looking statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Basis of Presentation

The financial information of the Company included in this prospectus represents our consolidated financial position as of December 31, 2008 and 2009, and September 30, 2010, and our consolidated results of operations and cash flows for the years ended December 31, 2007, 2008 and 2009, and for the five month period ended May 31, 2010 and the three-month and four-month periods ended September 30, 2010, and reflects the application of purchase accounting. On June 1, 2010, we adopted “fresh-start” accounting and became a new entity for financial reporting purposes. See, “—Our Reorganization.”

Company Overview

We design, manufacture and sell body sealing, fluid handling components, systems, subsystems and modules and Anti-Vibration Systems, or AVS, for use in passenger vehicles and light trucks manufactured by global automotive original equipment manufacturers, or OEMs. In 2009, approximately 80% of our sales consisted of original equipment sold directly to OEMs for installation on new vehicles. The remaining 20% of our sales were primarily to Tier I and Tier II suppliers and non-automotive customers. Accordingly, sales of our products are directly affected by the annual vehicle production of OEMs and, in particular, the production levels of the vehicles for which we provide specific parts. Most of our products are custom designed and engineered for a specific vehicle platform. Our sales and product development personnel frequently work directly with the OEMs’ engineering departments in the design and development of our various products.

Although each OEM may emphasize different requirements as the primary criteria for judging its suppliers, we believe success as an automotive supplier generally requires outstanding performance with respect to price, quality, service, performance, design and engineering capabilities, innovation and timely delivery. Importantly, we believe our continued commitment to investment in our design and engineering capability, including enhanced computerized software design capabilities, is important to our future success, and many of our present initiatives are designed to enhance these capabilities. In addition, in order to remain competitive we must also consistently achieve and sustain cost savings. In an effort to continuously reduce our cost structure, we seek to identify and implement “lean” initiatives, which focus on optimizing manufacturing by eliminating waste, controlling cost and enhancing productivity, and we evaluate opportunities to consolidate facilities and to relocate certain operations to lower cost countries. We believe we will continue to be successful in our efforts to improve our design and engineering capability and manufacturing processes while achieving cost savings, including through our lean initiatives.

Our OEM sales are principally generated from purchase orders issued by OEMs and as a result we have no order backlog. Once selected by an OEM to supply products for a particular platform, we typically supply those products for the life of the platform, which is normally six to eight years, although there is no guarantee that this will occur. In addition, when we are the incumbent supplier to a given platform, we believe we have a competitive advantage in winning the redesign or replacement platform.

We provide parts to virtually every major global OEM for use on a multitude of different platforms. However, we generate a significant portion of our sales from Ford Motor Company, or Ford, “GM,” defined herein as General Motors Corporation combined with General Motors Company, and “Chrysler,” defined herein as Chrysler LLC combined with Chrysler Group LLC, or, collectively, the Detroit 3. For the year ended December 31, 2009, our sales of product on platforms produced by Ford, GM and Chrysler comprised approximately 34.8%, 15.5% and 5.5% of our sales, respectively, or 55.8% in the aggregate of our sales. Consequently, any significant reduction of our sales to, or the loss of any one of, the Detroit 3 or any significant reduction in the market shares of the Detroit 3 could have a material adverse effect on our financial results.

In the year ended December 31, 2009, approximately 47% of sales were generated in North America while approximately 53% of our sales were generated outside of North America. Because of our significant international operations, we are subject to the risks associated with doing business in other countries. Historically, our operations in Canada and Western Europe have not presented materially different risks or problems from those we have encountered in the United States, although the cost and complexity of streamlining operations in certain European countries is greater than would be the case in the United States. This is due primarily to labor laws in those countries that can make reducing employment levels more time-consuming and expensive than in the United States. We believe the risks of conducting business in less developed markets, including Brazil, China, Czech Republic, India, Korea, Mexico and Poland are sometimes greater than in the U.S., Canadian and Western European markets. This is due to the potential for currency volatility, high interest, inflation rates and the general political and economic instability that are associated with these markets.

Our Reorganization

On August 3, 2009, we along with Parent and our U.S. subsidiaries, or the debtors, filed voluntary petitions for chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware, or the Bankruptcy Court. On August 4, 2009, our Canadian subsidiary, Cooper-Standard Automotive Canada Limited, or CSA Canada, sought relief under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice in Toronto, Ontario, Canada, or the Canadian Court. The debtors and CSA Canada emerged from their respective insolvency proceedings on May 27, 2010, or the effective date, with approximately $480 million of funded debt, representing a reduction of over $650 million from prepetition levels.

As part of our emergence from chapter 11, we raised $450 million through the issuance of our 8 1/2% senior notes due 2018, or our senior notes, and entered into our $125 million senior ABL facility with certain agent and lending banks. In addition, we raised $355 million through the issuance of (i) $100 million of our 7% cumulative participating convertible preferred stock, or our 7% preferred stock, to certain creditors pursuant to a commitment agreement that provided for the backstop of our rights offering, or the Backstop Parties, and (ii) $255 million of our common stock to the Backstop Parties and holders of our prepetition 8 3/8% senior subordinated notes due 2014, or our prepetition senior subordinated notes, pursuant to our rights offering. The Backstop Parties also received warrants to purchase 7% of our common stock (assuming the conversion of our 7% preferred stock) for their commitment to backstop the rights offering.

In connection with our emergence from chapter 11, amounts outstanding under our $175 million debtor-in-possession financing facility and $639.6 million of claims under our prepetition credit facility were paid in full in cash. Holders of our prepetition 7% senior notes due 2012, or our prepetition senior notes, were also paid in full in cash, except that the Backstop Parties received a distribution of our common stock in lieu of the cash payment for certain of their prepetition senior note claims. Holders of our prepetition senior subordinated notes were issued 8% of our outstanding common stock and warrants to purchase, in the aggregate, 3% of our outstanding common stock (in each case, assuming the conversion of our 7% preferred stock). In addition, our obligations under both our prepetition senior notes and our prepetition senior subordinated notes were cancelled. See “—Liquidity and Capital Resources—After Emergence from Bankruptcy Proceedings” and “Description of Certain Other Indebtedness and Preferred Stock” for a more detailed description of our senior ABL facility and 7% preferred stock and “Our Reorganization” for a more detailed description of our reorganization.

In connection with our emergence from bankruptcy, we implemented “fresh-start” accounting. As required by “fresh-start” accounting, assets and liabilities were recorded at fair value, based on values determined in connection with the implementation of our plan of reorganization. Accordingly, the consolidated financial statements for the reporting entity subsequent to emergence from bankruptcy, or the Successor, are not comparable to the consolidated financial statements for the reporting entity prior to emergence from bankruptcy, or the Predecessor. For a discussion of “fresh-start” accounting, see note 3 to our unaudited interim financial statements as of September 30, 2010.

Business Environment and Outlook

Our business is directly affected by the automotive build rates in North America and Europe. It is also becoming increasingly impacted by build rates in Brazil and Asia Pacific. New vehicle demand is driven by macro-economic and other factors, such as interest rates, manufacturer and dealer sales incentives, fuel prices, consumer confidence, employment levels, income growth trends, government incentives such as “cash for clunkers” and tax incentives. The severe global financial crisis that started in the second half of 2008 reduced vehicle demand overall with the low point occurring in 2009 with 8.6 million units in North America and 16.3 million units in Europe. IHS Automotive’s (formerly CSM Worldwide) September 2010 expected annualized light vehicle production volumes for 2010 are 11.8 million units in North America, while Europe’s volumes are expected to be 18.0 million units.

According to IHS Automotive, actual North American light vehicle production volumes for the three months ended September 30, 2010 were 3.0 million compared to 2.4 million for the three months ended September 30, 2009, an increase of approximately 25.3%, and European light vehicle production volumes for the three months ended September 30, 2010 were 4.0 million compared to 4.1 million for the three months ended September 30, 2009, a decrease of approximately 2.7%. According to IHS Automotive, actual North American light vehicle production volumes for the nine months ended September 30, 2010 were 8.9 million compared to 5.8 million for the nine months ended September 30, 2009, an increase of approximately 53.4%, and European light vehicle production volumes for the nine months ended September 30, 2010 were 13.7 million compared to 11.8 million for the nine months ended September 30, 2009, an increase of approximately 16.3%. According to IHS Automotive, North America and Europe light vehicle production volumes in the fourth quarter of 2010 is estimated at 2.8 million and 4.3 million units, respectively, which is a 0.1 million unit increase for North America and a 0.2 million unit decrease for Europe.

Competition in the automotive supplier industry is intense and has increased in recent years as OEMs have demonstrated a preference for stronger relationships with fewer suppliers. There are typically three or more significant competitors and numerous smaller competitors for most of the products we produce. Globalization and the importance to service customers around the world will continue to shape the success of suppliers going forward.

OEMs have shifted some research and development, design and testing responsibility to suppliers, while at the same time shortening new product cycle times. To remain competitive, suppliers must have state-of-the-art engineering and design capabilities and must be able to continuously improve their engineering, design and manufacturing processes to effectively service the customer. Suppliers are increasingly expected to collaborate on, or assume the product design and development of, key automotive components and to provide innovative solutions to meet evolving technologies aimed at improved emissions and fuel economy.

Pricing pressure has continued as competition for market share has reduced the overall profitability of the industry and resulted in continued pressure on suppliers for price concessions. Consolidations and market share shifts among vehicle manufacturers continues to put additional pressures on the supply chain. These pricing and market pressures, along with the reduced production volumes, will continue to drive our focus on reducing our overall cost structure through lean initiatives, capital redeployment, restructuring and other cost management processes.

Results of Operations for the Three and Nine Month Periods Ended September 30, 2010

Results of Operations

(in thousands, except per share data)

		Predecessor	Successor
		Three Months Ended September 30, 2009	Three Months Ended September 30, 2010
Sales		$517,842	$585,650
Cost of products sold		435,775	483,559

Gross profit		82,067	102,091
Selling, administration & engineering expenses		52,658	68,584
Amortization of intangibles		194	3,842
Restructuring		4,378	818

Operating profit		24,837	28,847
Interest expense, net of interest income		(11,914)	(10,664)
Equity earnings		1,228	1,815
Reorganization items, net		(5,642)	—
Other income, net		5,930	5,454

Income before income taxes		14,439	25,452
Provision for income tax expense		3,773	4,443

Consolidated net income		10,666	21,009
Add: Net (income) loss attributed to noncontrolling interests		181	(176)

Net income attributable to Cooper-Standard Holdings Inc.		$10,847	$20,833

Net income available to Cooper-Standard Holdings Inc. common stockholders		N/A	$15,116

Basic net income per share attributable to Cooper-Standard Holdings Inc.		N/A	$0.86

Diluted net income per share attributable to Cooper-Standard Holdings Inc.		N/A	$0.83

	Predecessor		Successor
	Nine Months Ended September 30, 2009	Five Months Ended May 31, 2010	Four Months Ended September 30, 2010
Sales	$1,367,656	$1,009,128	$801,292
Cost of products sold	1,192,470	832,201	665,434

Gross profit	175,186	176,927	135,858
Selling, administration & engineering expenses	146,233	92,166	91,629
Amortization of intangibles	14,783	319	5,106
Impairment charges	362,699	—	—
Restructuring	32,871	5,893	1,200

Operating profit (loss)	(381,400)	78,549	37,923
Interest expense, net of interest income	(53,632)	(44,505)	(14,195)
Equity earnings	1,701	3,613	2,549
Reorganization items and fresh-start accounting adjustments, net	(5,642)	660,048	—
Other income (expense), net	13,679	(21,156)	5,024

Income (loss) before income taxes	(425,294)	676,549	31,301
Provision (benefit) for income tax expense	(31,339)	39,940	5,352

Consolidated net income (loss)	(393,955)	636,609	25,949
Add: Net (income) loss attributed to noncontrolling interests	496	(322)	(186)

Net income (loss) attributable to Cooper-Standard Holdings Inc.	$(393,459)	$636,287	$25,763

Net income available to Cooper-Standard Holdings Inc. common stockholders	N/A	N/A	$18,328

Basic net income per share attributable to Cooper-Standard Holdings Inc.	N/A	N/A	$1.05

Diluted net income per share attributable to Cooper-Standard Holdings Inc.	N/A	N/A	$1.00

Three months ended September 30, 2010 compared with three months ended September 30, 2009

Sales. Our sales increased to $585.7 million in the third quarter of 2010 from $517.8 million in the third quarter of 2009, an increase of $67.9 million, or 13.1%. The improvement is a result of a significant increase in volumes primarily in North America and Asia Pacific partially offset by a decline in certain regions of Europe. The increased volume was partially offset by foreign currency exchange, which had a net unfavorable impact on sales of $10.5 million.

Gross profit. Gross profit increased $20.0 million from $82.1 million in the third quarter of 2009 to $102.1 million in the third quarter of 2010. As a percentage of sales, gross profit increased to 17.4% of sales in the third quarter of 2010 as compared to 15.8% of sales in the third quarter of 2009. The improved gross profit and gross profit margin is a result of the increase in volumes in most of the regions and our lean savings, partially offset by the restoration of certain employee pay and benefits and slightly higher raw material costs.

Selling, administration and engineering. Selling, administration and engineering expenses increased $15.9 million to $68.6 million in the third quarter of 2010 compared to $52.7 million in the third quarter of 2009, primarily due to the restoration of certain employee pay and benefits.

Restructuring. Restructuring charges decreased $3.6 million to $0.8 million in the third quarter of 2010 compared to $4.4 million in the third quarter of 2009, primarily due to timing of restructuring initiatives in 2010.

Interest expense, net. Interest expense of $10.7 million for the three months ended September 30, 2010 is primarily interest on our senior notes. Interest expense of $11.9 million for the three months ended September 30, 2009 includes interest on some of our prepetition debt obligations and debtor-in-possession financing, which were no longer outstanding upon our emergence from bankruptcy. During 2009, we ceased recording interest expense on certain prepetition debt obligations.

Other income. Other income of $5.5 million in the third quarter of 2010 compared to $5.9 million in the same period in 2009 was primarily attributable to foreign currency gains.

Provision for income tax expense (benefit). For the three months ended September 30, 2010, we recorded income tax provision of $4.4 million on earnings before income taxes of $25.5 million. This compares to an income tax provision of $3.8 million on income before income taxes of $14.4 million for the same period of 2009. Income tax rate for the three months ended September 30, 2010 differs from statutory rates due to the impact of deferred taxes recorded on income taxes on foreign earnings, the inability to record a tax benefit for pre-tax losses in the United States and certain foreign jurisdictions to the extent not offset by other categories of income, tax credits, income tax incentives, withholding taxes and other permanent items. Further, our current and future provision for income taxes will be significantly impacted by the recognition of valuation allowances in certain countries, particularly the United States. We intend to maintain these allowances until it is more likely than not that the deferred tax assets will be realized. Accordingly, income taxes are impacted by the U.S. valuation allowance and the mix of earnings among jurisdictions.

Four months ended September 30, 2010, five months ended May 31, 2010 and nine months ended September 30, 2009

Due to our adoption of fresh-start reporting on May 31, 2010, the Condensed Consolidated Statements of Operations included in our unaudited interim financial statements as of September 30, 2010 include the year-to-date results of operations for the five months ended May 31, 2010 of the Predecessor and the four months ended September 30, 2010 of the Successor.

For the period ended May 31, 2010, we recognized a gain of approximately $660.0 million for reorganization items as a result of the bankruptcy proceedings and the effects of fresh-start accounting. This gain reflects the cancellation of our prepetition equity, debt and certain of our other obligations, partially offset by the recognition of certain of our new equity and debt obligations, as well as professional fees incurred as a direct result of the bankruptcy proceedings.

In addition, we recognized charges of approximately $9.9 million in the four months ended September 30, 2010 as a result of the bankruptcy proceedings and the adoption of fresh-start accounting. The majority of these charges related to the inventory fair value adjustment of approximately $8.1 million, which was recognized in cost of sales in the four months ended September 30, 2010 as the inventory was sold.

Sales. Sales for the four months ended September 30, 2010 were $801.3 million. Sales were favorably impacted by a significant increase in volume, partially offset by unfavorable foreign exchange of $18.0 million. Sales were $1,009.1 million for the five months ended May 31, 2010. Sales were favorably impacted by a significant increase in volume and favorable foreign exchange of $52.5 million. Sales for the nine months ended September 30, 2009 were $1,367.7 million.

Gross profit. Gross profit for the four months ended September 30, 2010 and the five months ended May 31, 2010 were $135.9 million and $176.9 million, respectively. Gross profit as a percentage of sales was 17.0% for the four months ended September 30, 2010 and 17.5% for the five months ended May 31, 2010. Gross profit and gross profit margin for these two periods were favorably impacted by a significant increase in volumes in most regions and our lean savings, partially offset by the restoration of certain employee pay and benefits and slightly higher raw material costs. The four months ended September 30, 2010 was also impacted by the liquidation of the fair value adjustment to inventory of $8.1 million, which was recognized in cost of sales as the inventory was sold. Gross profit and gross profit as a percentage of sales for the nine months ended September 30, 2009 were $175.2 million and 12.8%, respectively.

Selling, administration and engineering. Selling, administration and engineering expenses for the four months ended September 30, 2010 were $91.6 million and $92.2 million for the five months ended May 31, 2010. Both periods were primarily impacted by the restoration of certain employee pay and benefits. Selling, administration and engineering expenses were $146.2 million for the nine months ended September 30, 2009.

Impairment charges. In the second quarter of 2009, we recorded a goodwill impairment charge of $157.2 million. In addition, impairment charges of $202.5 million related to certain intangible assets and impairment charges of $3.0 million related to certain fixed assets were recorded. During the second quarter of 2009, several events occurred that indicated potential impairment of our goodwill. Such events included: a) the chapter 11 bankruptcy of two of our main customers, Chrysler LLC and General Motors, and unplanned plant shut-downs; b) continued product volume risk and negative product mix changes; c) our commencement of negotiations with our sponsors, senior secured lenders, and bondholders to recapitalize our long term debt and equity; d) our recognition as the second quarter progressed that there was an increasing likelihood that we would breach our financial covenants under our prepetition credit agreement; and e) our decision to defer our June 15, 2009 interest payment on our prepetition notes pending the outcome of our quarterly financial results, an analysis of whether we would meet our financial covenants for the past quarter and negotiations with our various constituencies. As a result of the combination of the above factors, we significantly reduced our second quarter projections.

Restructuring. Restructuring charges were $1.2 million for the four months ended September 30, 2010, $5.9 million for the five months ended May 31, 2010, primarily representing the continuation of previously announced actions, and $32.9 million for the nine months ended September 30, 2009. The nine months ended September 30, 2009 was affected by the final phase of the discontinuation of our global product line operating divisions that was initiated in the first quarter of 2009. Restructuring charges of $21.3 million of this phase were recognized for the nine months ended September 30, 2009.

Interest expense, net. Interest expense for the four months ended September 30, 2010 consisted primarily of interest on our senior notes. Interest expense for the five months ended May 31, 2010 includes $28.0 million of interest from the period August 3, 2009 through May 27, 2010 and interest on the DIP facility. The interest on the prepetition debt obligations was recorded when our plan of reorganization was approved by the claimholders. Interest expense for the nine months ended September 30, 2009 includes interest on all of our prepetition debt obligations and debtor-in-possession financing.

Reorganization items and fresh-start accounting adjustments, net. In the five months ended May 31, 2010, we recognized a gain of $520.1 million for reorganization items as a result of the bankruptcy proceedings. This gain reflects the cancellation of our prepetition equity, debt and certain of our other obligations, partially offset by the recognition of certain of our new equity and debt obligations, as well as professional fees incurred as a direct result of the bankruptcy proceedings. In addition, we recognized a gain of $139.9 million related to the valuation of our net assets upon emergence from Chapter 11 bankruptcy proceedings pursuant to the provisions of fresh-start accounting.

Other income (expense). Other income for the four months ended September 30, 2010 was $5.0 million, which consisted primarily of foreign currency gains. Other expense of $21.2 million for the five months ended May 31, 2010, consisted primarily of foreign currency losses. For the nine months ended September 30, 2009, other income consisted of a gain of $9.1 million on the repurchase of debt, $7.8 million of foreign currency gains and $3.3 million of losses on interest rate swaps and sale of receivables.

Provision for income tax expense (benefit). For the five months ended May 31, 2010 and the four months ended September 30, 2010, we recorded income tax provisions of $39.9 million and $5.4 million on earnings before income taxes of $676.6 million and $31.3 million, respectively. This compares to an income tax benefit of $(31.3) million on losses before income taxes of $(425.3) million for the nine months ended September 30, 2009. Income tax expense for the five months ended May 31, 2010 and the four months ended September 30, 2010 differ from statutory rates due to the impact of deferred taxes recorded on fresh-start adjustments, income taxes on foreign earnings, the inability to record a tax benefit for pre-tax losses in the United States and certain foreign jurisdictions to the extent not offset by other categories of income, tax credits, income tax incentives, withholding taxes and other permanent items. Further, our current and future provision for income taxes will be significantly impacted by the recognition of valuation allowances in certain countries, particularly the United States. We intend to maintain these allowances until it is more likely than not that the deferred tax assets will be realized. Accordingly, income taxes are impacted by the U.S. valuation allowance and the mix of earnings among jurisdictions.

Results of Operations for the Year Ended December 31, 2009

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands)
Sales	$2,511,153	$2,594,577	$1,945,259
Cost of products sold	2,114,039	2,260,063	1,678,953

Gross profit	397,114	334,514	266,306
Selling, administration & engineering expenses	222,134	231,709	199,552
Amortization of intangibles	31,850	30,996	14,976
Impairment charges	146,366	33,369	363,496
Restructuring	26,386	38,300	32,411

Operating profit (loss)	(29,622)	140	(344,129)
Interest expense, net of interest income	(89,577)	(92,894)	(64,333)
Equity earnings	2,207	897	4,036
Reorganization items, net	—	—	(17,367)
Other income (expense), net	(468)	(1,368)	9,919

Loss before income taxes	(117,460)	(93,225)	(411,874)
Provision (benefit) for income tax expense	32,946	29,295	(55,686)

Consolidated net loss	(150,406)	(122,520)	(356,188)
Add: Net (income) loss attributed to noncontrolling interests	(587)	1,069	126

Net loss attributable to Cooper-Standard Holdings Inc.	$(150,993)	$(121,451)	$(356,062)

Year ended December 31, 2009 compared to year ended December 31, 2008

Sales. Our sales decreased from $2,594.6 million in 2008 to $1,945.3 million in 2009, a decrease of $649.3 million, or 25.0%. The decrease resulted primarily from lower unit sales volume in both our North America (primarily the United States and Canada) and International (primarily Europe) segments. In addition, foreign currency exchange had a net unfavorable impact on sales of $110.8 million due to the relative strength of the dollar against other currencies (most notably the euro). Customer price concessions also contributed to our decrease in sales.

Gross profit. Gross profit decreased $68.2 million from $334.5 million in 2008 to $266.3 million in 2009. As a percentage of sales, gross profit increased to 13.7% of sales in 2009 as compared to 12.9% of sales in 2008. The decrease in gross profit resulted primarily from reduced North America and Europe volume and unfavorable product mix. The increase in gross profit margin is primarily the result of the favorable impact of management actions and various cost saving initiatives, partially offset by the lower volume.

Selling, administration and engineering. Selling, administration and engineering expenses decreased $32.2 million to $199.6 million for the year ended December 31, 2009 compared to $231.7 million for the year ended December 31, 2008. This decrease is due primarily to the favorable impact of various cost saving initiatives and management actions.

Operating profit (loss). Operating loss in 2009 was $344.1 million compared to an operating profit of $0.1 million in 2008. This decrease is primarily due to the impairment charges of $363.5 million in 2009 compared to $33.4 million in 2008, reduced volumes and unfavorable foreign exchange, partially offset by the favorable impact of management actions and various cost saving initiatives.

Impairment charges. In 2009, we recorded a goodwill impairment charge of $157.2 million and impairment charges of $202.4 million related to certain intangible assets and $3.8 million related to certain fixed assets within our North America and International segments. During the second quarter of 2009, several events occurred that indicated potential impairment of our goodwill, other intangible assets and certain fixed assets. Such events included: (a) the chapter 11 bankruptcy of both Chrysler and GM and unplanned plant shut-downs by both Chrysler and GM; (b) continued product volume risk and negative product mix changes; (c) the commencement of negotiations with our pre-reorganization affiliate shareholders, senior secured lenders and bondholders to recapitalize our long term debt and equity; (d) our recognition as the second quarter progressed that there was an increasing likelihood that we would breach our financial covenants under the prepetition credit agreement; (e) our decision to defer the June 15, 2009 interest payment on our prepetition senior notes and our prepetition senior subordinated notes pending the outcome of our quarterly financial results; (f) an analysis of whether we would meet our financial covenants for the past quarter; and (g) negotiations with our various constituencies. As a result of the combination of the above factors, we significantly reduced our second quarter projections.

In 2008, we recorded a goodwill impairment charge of $23.1 million in our International segment. This charge resulted from the weakening global economy, the global decline in vehicle production volumes and changes in product mix. Also, in 2008 we recorded intangible impairment charges of $3.9 million related to certain technology in our North America segment. Based on a discounted cash flow analysis it was determined that the historical cost of these intangible assets exceeded their fair value and impairment charges were recorded. Also, in 2008 we recorded fixed asset impairment charges of $6.4 million in our North America and International segments.

Interest expense, net. The decrease in interest expense of $28.6 million in 2009 resulted primarily from the cessation of recording interest expense on our debt obligations that are in default, decreased interest rates and decreased term loan balances.

Other income (expense). Other income was $9.9 million in 2009 as a result of foreign currency gains of $4.5 million and gains on debt repurchases of $9.1 million, partially offset by the loss on the sale of receivables of

$1.2 million and losses on interest rate swaps of $2.4 million. Other expense of $1.4 million in 2008 was primarily a result of foreign currency losses of $0.9 million and a loss on the sale of receivables of $2.2 million, partially offset by gains on debt repurchases of $1.7 million.

Provision for income tax expense (benefit). Income taxes in 2008 included an expense of $29.3 million for an effective tax rate of 31.4% as compared to an income tax benefit of $55.7 million for an effective tax benefit rate of 13.5% in 2009. The effective tax benefit rate in 2009 differs from the statutory tax rate primarily as a result of the nondeductible nature of the goodwill impairment charge, the valuation allowances recorded on tax losses and credits generated in the United States and certain foreign jurisdictions, the benefit related to the settlement of a bi-lateral advanced pricing agreement, the distribution of income between the United States and foreign sources and other non-recurring discrete items.

Year ended December 31, 2008 compared to year ended December 31, 2007

Sales. Our sales increased from $2,511.2 million in 2007 to $2,594.6 million in 2008, an increase of $83.4 million, or 3.3%. The increase resulted primarily from the full twelve months impact of the acquisitions of nine Metzeler Automotive Profile Systems sealing systems operations in Germany, Italy, Poland, Belarus and Belgium and a joint venture interest in China, or collectively, MAPS, and a related acquisition of a joint venture interest in India, or MAP India, and the El Jarudo fuel rail manufacturing business of Automotive Components Holdings, LLC, or El Jarudo, and favorable foreign exchange rates of $70.6 million, partially offset by lower volume. In our North America segment, our sales decreased by $282.0 million primarily due to lower unit sales volume, partially offset by $6.0 million of favorable foreign currency translation. In our International segment, sales increased by $365.4 million primarily due to a combination of factors including the acquisition of MAPS and MAP India, a $64.6 million favorable impact from foreign currency translation and higher unit sales volumes, partially offset by customer price concessions.

Gross profit. Gross profit decreased $62.6 million from $397.1 million in 2007 to $334.5 million in 2008. As a percentage of sales, gross profit decreased to 12.9% of sales in 2008 as compared to 15.8% of sales in 2007. This decrease resulted primarily from reduced North America volume and unfavorable product mix.

Operating profit (loss). Operating profit in 2008 was $0.1 million compared to an operating loss reported in 2007 of $29.6 million. This increase is primarily due to the impairment charges of $146.4 million in 2007 compared to $33.4 million in 2008, partially offset by reduced volumes, increased material costs and unfavorable foreign exchange.

Impairment charges. In 2008, we recorded a goodwill impairment charge of $23.1 million in our International segment. This charge resulted from the weakening global economy, the global decline in vehicle production volumes and changes in product mix. Also, in 2008 we recorded intangible impairment charges of $3.9 million related to certain technology in our North America segment. Based on a discounted cash flow analysis it was determined that the historical cost of these intangible assets exceeded their fair value and impairment charges were recorded. Also, in 2008 we recorded fixed asset impairment charges of $6.4 million in our North America and International segments.

In 2007 we recorded a goodwill impairment charge of $142.9 million and a $3.5 million charge related to the impairment of certain intangible assets within our North America segment. These charges resulted from projected declines in anticipated production volumes and a change in the production mix for certain key platforms in North America since our 2004 acquisition as well as the impact of increases in material costs and customer price concessions in North America.

Interest expense, net. Interest expense increased by $3.3 million in 2008 primarily due to increased indebtedness resulting from the acquisition of MAPS and increased short-term borrowings.

Other expense. Other expense of $1.4 million in 2008 was primarily a result of foreign currency losses of $0.9 million and a loss on the sale of receivables of $2.2 million, partially offset by gains on debt repurchases of $1.7 million. Other expense of $0.5 million in 2007 was primarily a result of foreign currency losses.

Provision for income tax expense (benefit). Income taxes in 2007 included an expense of $32.9 million for an effective tax rate of 28.0% as compared to income tax expense of $29.3 million for an effective tax rate of 31.4% in 2008. The effective tax rate in 2008 differs from the statutory tax rate primarily as a result of the nondeductible nature of the goodwill impairment charge, the valuation allowances recorded on tax losses and credits generated in the United States and certain foreign jurisdictions, the write-off of deferred tax assets in the United Kingdom, the distribution of income between the United States and foreign sources and other non-recurring discrete items. The effective tax rate in 2007 differs from the statutory tax rate primarily as a result of the nondeductible nature of the goodwill impairment charge, the valuation allowances recorded on tax losses and credits generated in the United States, the tax rate changes enacted during 2007 in the Czech Republic, Canada, Germany, Spain and the United Kingdom resulting in additional expense related to the impact of deferred taxes recorded in those jurisdictions, the distribution of income between the United States and foreign sources and other non-recurring discrete items.

Segment Operating Results

Through March 31, 2009, we reported our operating results in three business segments: Body & Chassis Systems, Fluid Systems and Asia Pacific. The Body & Chassis segment consisted mainly of body sealing products and components that protect vehicle interiors from weather, dust, and noise intrusion as well as systems and components that control and isolate noise vibration in a vehicle to improve ride and handling. The Fluid Systems segment consisted primarily of subsystems and components that direct, control, measure, and transport fluids and vapors throughout a vehicle. The Asia Pacific segment consisted of both Body & Chassis Systems and Fluid Systems operations in that region with the exception of our interest in a joint venture in China which was acquired as part of the MAPS acquisition, and the MAP India joint venture. These joint ventures were included in the Body & Chassis Systems segment, which was in line with the internal management structure at the time.

On March 26, 2009, we announced the implementation of a plan involving the discontinuation of its global Body & Chassis Systems and Fluid Systems segments and the establishment of a new operating structure organized on the basis of geographic regions. Under the plan, our operating structure as well as our reporting segments changed. As a result, we revised our segment disclosures beginning with the second quarter of 2009 from three reportable segments to the following two reportable segments, North America and International (comprising all of our operations outside of North America). Prior periods have been recast to conform to the current period presentation.

We evaluate segment performance based on segment profit before tax. The following table details information on our business segments:

		Predecessor	Successor
		Three Months Ended September 30, 2009	Three Months Ended September 30, 2010
		(in thousands)
Sales
North America		$251,700	$316,585
International		266,142	269,065

		$517,842	$585,650

Segment profit (loss)
North America		$20,036	$29,122
International		(5,597)	(3,670)

		$14,439	$25,452

	Predecessor		Successor
	Nine Months Ended September 30, 2009	Five Months Ended May 31, 2010	Four Months Ended September 30, 2010
Sales
North America	$632,234	$508,738	$432,981
International	735,422	500,390	368,311

	$1,367,656	$1,009,128	$801,292

Segment profit (loss)
North America	$(259,702)	$590,121	$37,255
International	(165,592)	86,428	(5,954)

	$(425,294)	$676,549	$31,301

Three months ended September 30, 2010 compared with three months ended September 30, 2009

North America. Sales increased $64.9 million, or 25.8%, primarily due to stronger sales production volume and favorable foreign exchange of $4.1 million. Segment profit for the third quarter of 2010 increased by $9.1 million compared to the third quarter of 2009. Segment profit also increased due to volume and the favorable impact of our lean savings, partially offset by the restoration of certain employee pay and benefits and slightly higher raw material costs.

International. Sales increased $2.9 million, or 1.1%, primarily due to an increase in sales volume offset by unfavorable foreign exchange of $14.6 million. Segment loss for the third quarter of 2010 improved by $1.9 million compared to the third quarter of 2009. Segment loss also improved due to the increase in volumes and the favorable impact of our lean savings. Segment loss was negatively impacted by the restoration of certain employee pay and benefits and slightly higher raw material costs.

Four months ended September 30, 2010, five months ended May 31, 2010 and nine months ended September 30, 2009

North America. Sales for the four months ended September 30, 2010 were $433.0 million. Sales were favorably impacted by a significant increase in volume and favorable foreign exchange of $6.3 million. Sales for the five months ended May 31, 2010 were $508.7 million. Sales were favorably impacted by a significant increase in volume and favorable foreign exchange of $19.3 million. Sales for the nine months ended September 30, 2009 were $632.2 million. Segment profit for the four months ended September 30, 2010 was $37.3 million, which was favorably impacted by the improved volumes and our lean savings, partially offset by the restoration of certain employee pay and benefits and slightly higher raw material costs. Segment profit for the five months ended May 31, 2010 was $590.1 million. As a result of the reorganization and fresh-start accounting adjustments, a gain of $565.1 million was recognized in the North America segment. Segment profit also increased due to improved volumes and the favorable impact of our lean savings, partially offset by the restoration of certain employee pay and benefits, slightly higher raw material costs and recognition of interest on certain prepetition debt obligations for the period of August 3, 2009 through May 27, 2010, which was recorded when our plan of reorganization was approved by the claimholders. Segment loss for the nine months ended September 30, 2009 was $259.7 million, which included impairment charges of $242.2 million for goodwill, intangibles and fixed assets.

International. Sales for the four months ended September 30, 2010 were $368.3 million. Sales were favorably impacted by a significant increase in volume partially offset by unfavorable foreign exchange of $24.3 million. Sales for the five months ended May 31, 2010 were $500.4 million. Sales were favorably impacted by a significant increase in volume and favorable foreign exchange of $33.2 million. Sales for the nine months ended September 30, 2009 were $735.4 million. Segment loss for the four months ended September 30, 2010 was $6.0 million, which was negatively impacted by higher raw material costs, restoration of certain employee pay and benefits and unfavorable foreign exchange partially offset by the improved volumes and our lean savings. Segment profit for the five months ended May 31, 2010 was $86.4 million. As a result of the reorganization and fresh-start accounting adjustments, a gain of $94.9 million was recognized in the International segment. Segment profit also increased due to improved volumes and the favorable impact of our lean savings, partially offset by the restoration of certain employee pay and benefits and slightly higher raw material costs. Segment loss for the nine months ended September 30, 2009 was $165.6 million, which included impairment charges of $120.5 million for goodwill, intangibles and fixed assets.

Segment Results of Operations for the Year Ended December 31, 2009

During 2007, we began reporting our operating results in the following three business segments: Body & Chassis Systems, Fluid Systems and Asia Pacific. The Body & Chassis Systems segment consisted mainly of body sealing products and components that protect vehicle interiors from weather, dust and noise intrusion as well as systems and components that control and isolate noise vibration in a vehicle to improve ride and handling. The Fluid Systems segment consisted primarily of subsystems and components that direct, control, measure and transport fluids and vapors throughout a vehicle. The Asia Pacific segment consisted of both Body & Chassis Systems and Fluid Systems operations in that region with the exception of our interest in a joint venture in China, which was acquired as part of the MAPS acquisition, and the MAP India joint venture. These joint ventures were included in the Body & Chassis Systems segment, which was in line with the internal management structure at the time. We continued to report our operating results in three business segments for all of 2008 and the first quarter of 2009.

On March 26, 2009, we announced the implementation of a plan involving the discontinuation of our Body & Chassis Systems and Fluid Systems segments and the establishment of a new operating structure organized on the basis of geographic regions. Under the plan, our operating structure as well as our reporting segments changed. As a result, we revised our segment disclosure beginning with the second quarter of 2009 from three reportable segments to the following two reportable segments, North America and International (comprising all of our operations outside of North America). Prior periods presented in this prospectus have been recast to conform to the current period presentation.

The following table presents sales and segment loss for each of our reportable segments for the years ended December 31, 2007, 2008 and 2009:

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands)
Sales
North America	$1,526,458	$1,244,423	$910,306
International	984,695	1,350,154	1,034,953

	$2,511,153	$2,594,577	$1,945,259

Segment loss
North America	$(86,723)	$(36,662)	$(246,015)
International	(30,737)	(56,563)	(165,859)

	$(117,460)	$(93,225)	$(411,874)

Year ended December 31, 2009 compared to year ended December 31, 2008

North America. Sales decreased $334.1 million, or 26.8%, primarily due to lower sales volume of $302.4 million and unfavorable foreign exchange of $23.4 million. Segment loss increased by $209.4 million primarily due to the increased impairment charges of goodwill, intangibles and fixed assets of $234.9 million, lower sales volume and unfavorable foreign exchange, partially offset by the favorable impact of management actions and various cost saving initiatives.

International. Sales decreased $315.2 million, or 23.3%, primarily due to lower sales volume of $225.6 million and unfavorable foreign exchange $87.4 million. Segment loss increased by $109.3 million primarily due to the increased impairment charges of goodwill, intangibles and fixed assets of $95.2 million, lower sales volume and unfavorable foreign exchange, partially offset by the favorable impact of management actions and various cost saving initiatives.

Year ended December 31, 2008 compared to year ended December 31, 2007

North America. Sales decreased $282.0 million, or 18.5%, primarily due to lower sales volume, partially offset by favorable foreign exchange of $6.0 million. Segment loss decreased by $50.1 million as the result of a decrease of $138.5 million in impairment charges, offset by lower sales volumes and higher raw material costs in 2008.

International. Sales increased $365.5 million, or 37.1%, primarily due to the MAPS and MAP India acquisitions, favorable foreign exchange of $64.6 million, partially offset by lower sales volume. Segment loss increased by $25.8 million as the result of lower sales volume, unfavorable foreign exchange, impairment charges of $25.5 million and higher raw material costs, partially offset by the acquisitions.

Off-Balance Sheet Arrangements

As a part of our working capital management, we sell certain foreign receivables through third party financial institutions without recourse. The amount sold varies each month based on the amount of our underlying receivables and cash flow needs.

As of December 31, 2009 and September 30, 2010, we had $39.7 million and $39.0 million, respectively of receivables outstanding under receivables transfer agreements entered into by various foreign locations. For the four months ended September 30, 2010 and five months ended May 31, 2010, total accounts receivables factored was $31.5 million and $40.6 million, respectively. We incurred losses on the sale of the receivables of $0.9 million in 2009, $0.0 million for the three months ended September 30, 2010, $0.4 million for the five months ended May 31, 2010 and $0.3 million for the four months ended September 30, 2010, which are recorded in other income (expense) in our consolidated statements of operations. We are continuing to service receivables for one of the locations. These are permitted transactions under our credit agreement. We are also pursuing similar arrangements in various locations.

In addition, during the second quarter of 2009, we elected to participate in the Auto Supplier Support Program sponsored by the U.S. Treasury Department. The Auto Supplier Support Program is designed to provide eligible suppliers with access to government-backed protection on those Chrysler and GM U.S. dollar receivables that are accepted into the program. In applying for the program, we selected the program option that provides government-backed protection on collection of the receivables and expedited payment terms, for which a charge of 3% of the accepted receivables is applicable. We have been designated by both Chrysler and GM as an eligible supplier. During the year ended December 31, 2009, we received payments of $8.9 million and incurred charges of $0.3 million which was recorded in other income (expense) in our consolidated statements of operations.

As of December 31, 2009 and September 30, 2010, we had no other material off-balance sheet arrangements.

At December 31, 2008, we had $43.5 million of receivables outstanding under receivable transfer agreements entered into by various foreign locations. We incurred losses on the sale of the receivables for the year ended December 31, 2008 of $2.2 million, which was recorded in other income (expense) in our consolidated statements of operations.

Liquidity and Capital Resources—Prior to Emergence from Bankruptcy Proceedings

Short and long-term liquidity considerations and risks

During the pendency of the chapter 11 cases and the Canadian proceedings, our primary sources of liquidity were cash flows from operations and borrowings made under our DIP credit agreement. In addition to the cash requirements necessary to fund ongoing operations, we incurred significant professional fees and other costs in connection with the chapter 11 cases and the Canadian proceedings.

Cash flows

The following table summarizes our operating, investing and financing activities for the years ended December 31, 2007, 2008 and 2009, the nine months ended September 30, 2009, the five months ended May 31, 2010 and the four months ended September 30, 2010.

	Predecessor					Successor
	For the Year Ended December 31,			For the Nine Months Ended September 30,	For the Five Months Ended May 31,	For the Four Months Ended September 30,
	2007	2008	2009	2009	2010	2010
	(in millions)
Net cash provided (used) by:
Operating activities	$185.4	$136.5	$130.0	$30.2	$(75.4)	$80.3
Investing activities	(260.0)	(73.9)	(45.5)	(25.2)	(19.1)	(23.4)
Financing activities	$55.0	$14.1	$166.1	$118.9	$(112.6)	$0.3

Operating activities

Cash flows provided by operations were $80.3 million for the four months ended September 30, 2010, which includes $17.0 million of cash provided by changes in operating assets and liabilities. Cash flows used in operations were $75.4 million for the five months ended May 31, 2010, which were a result of an increase in our working capital requirements due to the significant increase in volumes and $37.2 million of interest payments on our prepetition debt obligations and DIP facility. Cash flows provided by operations were $30.2 million for the nine months ended September 30, 2009, which included $28.8 million of changes in operating assets and liabilities.

Cash flow provided by operations was $130.0 million in 2009, which included $25.9 million of changes in operating assets and liabilities. Cash flow provided by operations was $136.5 million in 2008, which included $59.3 million of changes in operating assets and liabilities. Cash flow provided by operations was $185.4 million in 2007.

Investing activities

Cash used in investing activities was $23.4 million for the four months ended September 30, 2010, which consisted primarily of $23.5 million of capital spending. Cash used in investing activities was $19.1 million for the five months ended May 31, 2010, which consisted of $22.9 million of capital spending offset by proceeds from the sale of assets and other of $3.9 million. Cash used in investing activities was $25.2 million for the nine months ended September 30, 2009, which was primarily capital spending. We anticipate that we will spend approximately $50.0 million to $60.0 million on capital expenditures for the Successor period in 2010.

Cash used in investing activities was $45.5 million in 2009, which primarily consisted of $46.1 million of capital spending. This compared to $73.9 million in 2008, which primarily consisted of $92.1 million of capital spending, partially offset by gross proceeds of $8.6 million from a sale-leaseback transaction and $4.8 million of proceeds from the sale of fixed assets. Cash used in investing activities was $260.0 million in 2007.

We anticipate that we will spend approximately $75.0 million to $85.0 million on capital expenditures in 2010.

Financing activities

Net cash provided by financing activities totaled $0.3 million for the four months ended September 30, 2010, which consisted primarily of an increase in short term debt, partially offset by dividends paid and payments on long-term debt. Net cash used in financing activities totaled $112.6 million for the five months ended May 31, 2010, which primarily resulted from activities related to our emergence from bankruptcy. Payments for settlement on our prepetition debt, DIP facility, debt issuance costs and backstop fees totaled $914.6 million. These payments were offset by cash proceeds from the rights offering conducted pursuant to our plan of reorganization of $355.0 million and our senior notes offering of $450.0 million. Net cash provided by financing activities totaled $118.9 million for the nine months ended September 30, 2009, which consisted primarily of $108.0 million of debtor-in-possession financing, net of debt issuance cost and increased short term debt partially offset by normal debt payments and repurchase of bonds.

Net cash provided by financing activities totaled $166.1 million in 2009, which consisted primarily of debtor-in-possession financing net of debt issuance costs of $154.4 million, a net increase of short-term debt, partially offset by normal debt payments and repurchases of $10.0 million aggregate principal amount of our outstanding prepetition senior notes and our prepetition senior subordinated notes for $0.7 million. Net cash provided by financing activities totaled $14.1 million in 2008, which consisted primarily of a net increase of short-term debt, partially offset by normal debt payments and repurchases of $7.2 million aggregate principal amount of our outstanding prepetition senior notes and prepetition senior subordinated notes for $5.3 million. Net cash provided by financing activities was $55.0 million in 2007.

Financing

Prepetition debt obligations. As of August 3, 2009, the date of the filing of the chapter 11 cases by the debtors, we had approximately $1.2 billion of outstanding indebtedness on a consolidated basis, of which $86.4 million consisted of draws on a senior secured revolving credit facility, $527.0 million consisted of five senior secured term loan facilities, $513.4 million consisted of our prepetition senior notes and our prepetition senior subordinated notes and $50.8 million consisted of debt on account of other credit facilities, capital leases for affiliates, swaps, and other miscellaneous obligations. As a result of the filing of the chapter 11 cases, the loan commitments of the lenders under the prepetition credit agreement were terminated (including the availability under the revolving credit facility, including with respect to standby letters of credit) and all principal and accrued and unpaid interest outstanding under the prepetition credit agreement, our prepetition senior notes and our prepetition senior subordinated notes accelerated and became due and payable, subject to an automatic stay of any action to collect, assert or recover a claim against us as a result of the commencement of the chapter 11 proceedings and applicable bankruptcy law. Effective August 3, 2009, we ceased recording interest expense on outstanding prepetition debt instruments classified as liabilities subject to compromise.

Prepetition senior credit agreement. In connection with Cooper-Standard Holdings Inc.’s acquisition of the automotive segment of Cooper Tire & Rubber Company in 2004, or the 2004 acquisition, Parent, the Issuer and CSA Canada entered into a credit agreement with various lending institutions, Deutsche Bank Trust Company Americas, as administrative agent, Lehman Commercial Paper Inc., as syndication agent, and Goldman Sachs Credit Partners, L.P., UBS Securities LLC and The Bank of Nova Scotia, as co-documentation agents, or, with subsequent amendments thereto, the prepetition credit agreement, which provided for revolving credit facilities and term loan facilities. Our revolving credit facilities provided for loans in a total principal amount of up to $125.0 million with a maturity of December 2010. The term loan facilities included a Term Loan A facility of the Canadian dollar equivalent of $51.3 million with a maturity of December 2010, a Term Loan B facility of $115.0 million with a maturity of December 2011 and a Term Loan C facility of $185.0 million with a maturity of December 2011. These term loans were used to fund the 2004 acquisition. To finance, in part, the acquisition of fifteen fluid handling systems operations in North America, Europe and China from ITT Industries, Inc. and the MAPS acquisition, we also established and borrowed under two new term loan tranches, with an aggregate of $190 million borrowed in U.S. dollars and €64.725 million borrowed in euros. As of August 3, 2009, the date of the commencement of the chapter 11 proceedings, approximately $613.4 million of principal and accrued and unpaid interest was outstanding under the prepetition credit agreement, of which $86.4 million consisted of draws on the revolving credit facilities and $527.0 million consisted of five term loan facilities.

As a result of the filing of the chapter 11 cases, the loan commitments of the lenders under the prepetition credit agreement were terminated and all principal and accrued and unpaid interest outstanding under the prepetition credit agreement accelerated and became due and payable, subject to an automatic stay under applicable bankruptcy law.

Upon our emergence from bankruptcy, the prepetition credit agreement was cancelled and terminated, including all agreements relating thereto, except to the extent to allow the debtors, reorganized debtors or the administrative agent, as applicable, to make distributions pursuant to our plan of reorganization on account of claims related to such prepetition credit agreement and to perform certain other administrative duties thereunder.

Prepetition senior notes and prepetition senior subordinated notes. In connection with the 2004 acquisition, the Issuer issued $200 million aggregate principal amount of our prepetition senior notes, and $350 million aggregate principal amount of our prepetition senior subordinated notes. As a result of the filing of the chapter 11 cases, all principal and accrued and unpaid interest outstanding under our prepetition senior notes and our prepetition senior subordinated notes accelerated and became due and payable, subject to an automatic stay under applicable bankruptcy law.

Upon our emergence from bankruptcy, our prepetition senior notes and our prepetition senior subordinated notes were cancelled and the indentures governing such obligations were terminated, except to the extent to allow the debtors, reorganized debtors or the relevant trustee, as applicable, to make distributions pursuant to our plan of reorganization on account of claims related to such notes and perform certain other administrative duties or exercise certain protective rights thereunder.

DIP financing. In connection with the commencement of the chapter 11 cases and the Canadian proceedings, we and certain of our subsidiaries entered into a Debtor-In-Possession Credit Agreement, dated August 5, 2009, or our initial DIP credit agreement, with various lenders party thereto. On December 2, 2009, Metzeler Automotive Profile Systems GmbH, a German limited liability company, became an additional borrower under our initial DIP credit agreement. Under our initial DIP credit agreement, we borrowed an aggregate of $175 million principal amount of superpriority senior secured term loans in order to finance our operating, working capital and other general corporate needs (including the payment of fees and expenses in accordance with the orders of the Bankruptcy Court and the Canadian Court authorizing such borrowings).

In order to refinance our initial DIP credit agreement on terms more favorable to us, we and certain of our subsidiaries entered into our DIP credit agreement on December 18, 2009 with various lenders party thereto, which provided for superpriority senior secured term loans in an aggregate principal amount of up to $175 million, subject to certain conditions, and an uncommitted $25 million incremental facility.

Following the entry of a final order by the Bankruptcy Court approving our DIP credit agreement, on December 29, 2009, we borrowed $175 million under our DIP credit agreement. All of the proceeds of the borrowings under our DIP credit agreement, together with our cash on hand, were used to repay all borrowings and amounts outstanding under our initial DIP credit agreement, and to pay related fees and expenses. We prepaid $25 million of the borrowings under our DIP credit agreement on each of January 29, 2010, March 26, 2010 and April 20, 2010. In addition, we repaid $0.2 million on March 31, 2010. The remaining balance was repaid upon our emergence from bankruptcy, at which time our DIP credit agreement was cancelled and terminated, including all agreements related thereto.

Liquidity and Capital Resources—After Emergence from Bankruptcy Proceedings

As part of our plan of reorganization, we issued $450 million of our senior notes and entered into our $125 million senior ABL facility. Proceeds from our senior notes offering, together with proceeds of the rights offering and cash on hand, was used to pay claims under the prepetition credit agreement, our DIP credit agreement and the portion of the prepetition senior notes payable in cash, in full, together with related fees and expenses. Upon our emergence from bankruptcy, we had $479.3 million of outstanding indebtedness, consisting of $450 million of our senior notes and $29.3 million in other debt of certain of our foreign subsidiaries. We intend to fund our ongoing capital and working capital requirements through a combination of cash flows from operations and borrowings under our senior ABL facility. We anticipate that funds generated by operations and funds available under our senior ABL facility will be sufficient to meet working capital requirements for the next 12 months. For a description of our senior ABL facility, see “Description of Certain Other Indebtedness and Preferred Stock.”

Based on our current and anticipated levels of operations and the condition in our markets and industry, we believe that our cash on hand, cash flow from operations and availability under our senior ABL facility will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants, including borrowing base limitations, under our senior ABL facility, depends on our future operating performance and cash flow and many factors outside of our control, including the costs of raw materials, the state of the overall automotive industry and financial and economic conditions and other factors, including those described under “Risk Factors” herein. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital and there can be no assurance that any such capital will be available to us on acceptable terms, if at all.

Senior ABL facility

On the date of our emergence from bankruptcy, Parent, the Issuer, or the U.S. Borrower, CSA Canada, or the Canadian Borrower and, together with the U.S. Borrower, the Borrowers, and certain subsidiaries of the U.S. Borrower entered into a senior secured asset-based revolving credit facility, or our senior ABL facility, with certain lenders, Bank of America, N.A., as agent, or the Agent, for such lenders, Deutsche Bank Trust Company Americas, as syndication agent, and Banc of America Securities LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Barclays Capital, as joint lead arrangers and bookrunners. A summary of our senior ABL facility is set forth below. Also see “Description of Certain Other Indebtedness and Preferred Stock—Senior ABL Facility” for more information on our senior ABL facility. This description and the description in “Description of Certain Other Indebtedness and Preferred Stock—Senior ABL facility” are qualified in their entirety by reference to the credit agreement governing our senior ABL facility, which is included as an exhibit to the registration statement of which this prospectus is a part.

General. Our senior ABL facility provides for an aggregate revolving loan availability of up to $125 million, subject to borrowing base availability, including a $45 million letter of credit sub-facility and a $20 million swing line sub-facility. Our senior ABL facility also provides for an uncommitted $25 million incremental loan facility, for a potential total senior ABL facility of $150 million (if requested by the Borrowers and the lenders agree to fund such increase). No consent of any lender (other than those participating in the increase) is required to effect any such increase.

Maturity. Any borrowings under our senior ABL facility will mature, and the commitments of the lenders under our senior ABL facility will terminate, on May 27, 2014.

Borrowing base. Loan (and letter of credit) availability under our senior ABL facility is subject to a borrowing base, which at any time is limited to the lesser of: (A) the maximum facility amount (subject to certain adjustments) and (B) (i) up to 85% of eligible accounts receivable; plus (ii) up to the lesser of 70% of eligible inventory or 85% of the appraised net orderly liquidation value of eligible inventory; minus reserves established by the Agent. The accounts receivable portion of the borrowing base is subject to certain formulaic limitations (including concentration limits). The inventory portion of the borrowing base is limited to eligible inventory, as determined by an independent appraisal. The borrowing base is also subject to certain reserves, which are established by the Agent (which may include changes to the advance rates indicated above). Loan availability under our senior ABL facility is apportioned, as follows: $100 million to the U.S. Borrower and $25 million to the Canadian Borrower.

Guarantees; security. The obligations of the U.S. Borrower under our senior ABL facility and cash management arrangements and interest rate, foreign currency or commodity swaps entered into by us, in each case with the lenders and their affiliates, or, collectively, additional ABL secured obligations, are guaranteed on a senior secured basis by us and all of our U.S. subsidiaries (other than CS Automotive LLC), and the obligations of the Canadian Borrower under our senior ABL facility and additional ABL secured obligations of the Canadian Borrower and its Canadian subsidiaries are guaranteed on a senior secured basis by us, all of the Canadian subsidiaries of the Canadian Borrower and all of our U.S. subsidiaries. The U.S. Borrower guarantees the additional ABL secured obligations of its subsidiaries and the Canadian Borrower guarantees the additional ABL secured obligations of its Canadian subsidiaries. The obligations under our senior ABL facility and related guarantees are secured by a first priority lien on all of each Borrower’s and each guarantor’s existing and future personal property consisting of accounts receivable, payment intangibles, inventory, documents, instruments, chattel paper and investment property, certain money, deposit accounts and securities accounts and certain related assets and proceeds of the foregoing.

Interest. Borrowings under our senior ABL facility bear interest at a rate equal to, at the Borrowers’ option:

•	in the case of borrowings by the U.S. Borrower, LIBOR or the base rate plus, in each case, an applicable margin; or

•	in the case of borrowings by the Canadian Borrower, BA rate, Canadian prime rate or Canadian base rate plus, in each case, an applicable margin.

The initial applicable margin is 3.5% with respect to the LIBOR or BA-based borrowings and 2.5% with respect to base rate, Canadian prime rate and Canadian base rate borrowings. The applicable margin is subject, in each case, to quarterly performance pricing adjustments commencing six months after the closing date.

Covenants; events of default. Our senior ABL facility includes affirmative and negative covenants that will impose substantial restrictions on our financial and business operations, including its ability to incur and secure debt, make investments, sell assets, pay dividends or make acquisitions. Our senior ABL facility also includes a requirement to maintain a monthly fixed charge coverage ratio of no less than 1.1 to 1.0 when availability under our senior ABL facility is less than specified levels. Our senior ABL facility also contains various events of default that are customary for comparable facilities.

Our current revenue forecast for 2010 is determined from specific platform volume projections consistent with a North American and European light vehicle production estimate of 11.8 million units and 18.0 million units, respectively. Adverse changes to the vehicle production levels could have a negative impact on our future sales, liquidity, results of operations and ability to comply with our debt covenants under our senior ABL facility or any future financing arrangements we enter into. We took significant actions during the second half of 2008 and first quarter of 2009 to reduce our cost base and improve profitability. While we believe the vehicle production and other assumptions within our forecast are reasonable, we have also considered the possibility of even weaker demand. In addition to the potential impact of changes on our sales, our current operating performance and future compliance with the covenants under our senior ABL facility or any future financing arrangements we enter into are dependent upon a number of other external and internal factors, such as changes in raw material costs, changes in foreign currency rates, our ability to execute our cost savings initiatives, our ability to implement and achieve the savings expected by the changes in our operating structure and other factors beyond our control.

Senior notes due 2018

On May 11, 2010, CSA Escrow Corporation, or the escrow issuer, an indirect wholly-owned non-debtor subsidiary of the Issuer closed an offering of $450 million aggregate principal amount of our senior notes. Our senior notes were issued in a private placement exempt from registration under the Securities Act of 1933, as amended. A summary of our senior notes is set forth below. This description is qualified in its entirety by reference to the indenture governing our senior notes, which is included as an exhibit to the registration statement of which this prospectus is a part.

General. Our senior notes were issued pursuant to an indenture dated May 11, 2010 by and between the escrow issuer and the trustee thereunder. Upon satisfaction of the escrow release conditions, the escrow issuer was merged with and into the Issuer, with the Issuer as the surviving entity, and upon the consummation of the merger, CSA U.S. assumed all of the obligations of the escrow issuer under our senior notes and the indenture and the guarantees by the guarantors became effective, or the assumption. For purposes of this description, references to the “issuer” prior to the assumption refer to the escrow issuer and after the assumption refer to the Issuer.

Guarantees. Our senior notes are guaranteed, jointly and severally, on a senior unsecured basis, by Parent and all of the Issuer’s wholly-owned domestic restricted subsidiaries, together with the escrow issuer, the obligors. If the Issuer or any of its domestic restricted subsidiaries acquires or creates another wholly-owned domestic restricted subsidiary that guarantees certain debt of the Issuer or a guarantor, such newly acquired or created subsidiary will also guarantee our senior notes.

Ranking. Our senior notes and guarantees constitute senior debt of the obligors. They (1) rank equally in right of payment with all of the obligors’ existing and future senior debt, (2) rank senior in right of payment to all of the obligors’ existing and future subordinated debt, (3) are effectively subordinated in right of payment to all of the obligors’ existing and future secured indebtedness and secured obligations to the extent of the value of the collateral securing such indebtedness and obligations and (4) are structurally subordinated to all existing and future indebtedness and other liabilities of the issuer’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to the issuer or one of its guarantor subsidiaries).

Optional redemption. The issuer has the right to redeem our senior notes at the redemption prices set forth below:

•

on and after May 1, 2014, all or a portion of our senior notes may be redeemed at a redemption price of 104.250% of the principal amount thereof if redeemed during the twelve-month period beginning on May 1, 2014, 102.125% of the principal amount thereof if redeemed during the twelve-month period beginning on May 1, 2015, and 100% of the principal amount thereof if redeemed on or after May 1, 2016, plus any accrued an unpaid interest to the redemption date;

•

prior to May 1, 2013, up to 35% of our senior notes issued under the indenture may be redeemed with the proceeds from certain equity offerings at a redemption price of 108.50% of the principal amount thereof, plus any accrued and unpaid interest to the redemption date; and

•	prior to May 1, 2014, all or a portion of our senior notes may be redeemed at a price equal to 100% of the principal amount thereof plus a make-whole premium.

Change of control. If a change of control occurs, unless the Issuer has exercised its right to redeem all of our outstanding senior notes through an optional redemption, each noteholder shall have the right to require that the Issuer repurchase such noteholder’s senior notes at a purchase price in cash equal to 101% of the principal amount on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of the noteholders of record on the relevant record date to receive interest due on the relevant interest payment date.

Covenants. The indenture limits, among other things, the ability of the Issuer and its restricted subsidiaries to pay dividends or distributions, repurchase equity, prepay subordinated debt or make certain investments, incur additional debt or issue certain disqualified stock and preferred stock, incur liens, merge or consolidate with another company or sell all or substantially all of its assets, enter into transactions with affiliates and allow to exist certain restrictions on the ability of the subsidiary guarantors to pay dividends or make other payments to the Issuer, in each case, subject to exclusions and other customary exceptions. In addition, certain of these covenants will not be applicable during any period of time when our senior notes have an investment grade rating. The indenture also contains customary events of default.

EBITDA and Adjusted EBITDA

In evaluating our business, management considers EBITDA and Adjusted EBITDA as key indicators of our operating performance. Our management also uses EBITDA and Adjusted EBITDA:

•	because similar measures are utilized in the calculation of the financial covenants and ratios contained in our financing arrangements;

•	in developing our internal budgets and forecasts;

•	as a significant factor in evaluating our management for compensation purposes, see “Management— Compensation Discussion and Analysis”;

•	in evaluating potential acquisitions;

•	in comparing our current operating results with corresponding historical periods and with the operational performance of other companies in our industry; and

•

in presentations to the members of our board of directors to enable our board to have the same measurement basis of operating performance as is used by management in their assessments of performance and in forecasting and budgeting for our company.

In addition, we believe EBITDA and Adjusted EBITDA and similar measures are widely used by investors, securities analysts and other interested parties in evaluating our performance. We define Adjusted EBITDA as net income (loss) plus provision for income tax expense (benefit), interest expense, net of interest income, depreciation and amortization or EBITDA, as adjusted for items that management does not consider to be reflective of our core operating performance. These adjustments include restructuring costs, impairment charges, non-cash fair value adjustments, acquisition related costs, professional fees and expenses associated with our reorganization, non-cash stock based compensation and non-cash gains and losses from certain foreign currency transactions and translation.

We calculate EBITDA and Adjusted EBITDA by adjusting net income (loss) to eliminate the impact of a number of items we do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. However, EBITDA and Adjusted EBITDA are not financial measurements recognized under U.S. generally accepted accounting principles, or U.S. GAAP, and when analyzing our operating performance, investors should use EBITDA and Adjusted EBITDA in addition to, and not as an alternative for, net income (loss), operating income, or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and they should not be considered in isolation or as substitutes for analysis of our results of operations as reported under U.S. GAAP. These limitations include:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect interest expense or cash requirements necessary to service interest or principal payments under our senior notes and senior ABL facility;

•	they do not reflect certain tax payments that may represent a reduction in cash available to us;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•

other companies, including companies in our industry, may calculate these measures differently and, as the number of differences in the way companies calculate these measures increases, the degree of their usefulness as a comparative measure correspondingly decreases.

In addition, in evaluating Adjusted EBITDA, it should be noted that in the future we may incur expenses similar to the adjustments in the below presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), which is the most directly comparable financial measure presented in accordance with U.S. GAAP:

	Historical
	Predecessor					Successor
	Year Ended December 31,			Nine Months Ended September 30,	Five Months Ended May 31,	Four Months Ended September 30,
	2007	2008	2009	2009	2010	2010
	(in millions)
Net income (loss) attributable to Cooper-Standard Holdings Inc.	$(151.0)	$(121.5)	$(356.1)	$(393.5)	$636.3	$25.8
Plus:
Provision for income tax expense (benefit)	32.9	29.3	(55.7)	(31.3)	39.9	5.4
Interest expense, net of interest income	89.6	92.9	64.3	53.6	44.5	14.2
Depreciation and amortization	136.0	140.1	113.9	88.1	35.7	36.9

EBITDA	$107.5	$140.8	$(233.6)	$(283.1)	$756.4	$82.3
Restructuring	26.4	30.6	32.4	32.9	5.9	1.2
Foreign exchange losses (gains)	(0.1)	0.1	(4.2)	(10.8)	17.2	(0.1)
Net gain on bond repurchase(a)	—	(1.7)	(9.1)	(9.1)	—	—
Inventory write-up(b)	2.5	—	—	—	—	8.1
Impairment(c)	146.4	36.0	363.5	362.7	—	—
Reorganization costs(d)	—	—	25.1	5.6	(660.0)	—
Transition and integration costs(e)	1.5	0.5	—	—	—	—
Stock compensation expense(f)	1.5	1.2	1.4	—	0.2	3.6
Other	—	2.7	1.0	7.5	0.3	(0.3)

Adjusted EBITDA	$285.7	$210.2	$176.5	$105.7	$120.0	$94.8

(a)	Net gain on purchases of our prepetition senior subordinated notes.
(b)	Write-ups of inventory to fair value.
(c)	For the year ended December 31, 2007, impairment included charges related to goodwill of $142.9 million and certain intangibles of $3.5 million. For the year ended December 31, 2008, impairment included charges related to goodwill of $23.1 million, certain intangibles of $3.9 million, fixed assets of $6.4 million and our investment in Guyoung of $2.7 million. For the year ended December 31, 2009, impairment included charges related to goodwill of $157.2 million, certain intangibles of $202.4 million and fixed assets of $3.9 million.
(d)	Reorganization and bankruptcy-related expenses, including the effect of the Fresh-Start Adjustments and professional fees incurred before our bankruptcy filing in 2009.
(e)	Transition and integration costs related to the acquisition of MAPS and El Jarudo in 2007 and MAP India in 2008.
(f)	Compensation expense related to stock options and stock units issued to management.

Working Capital

Historically, we have not generally experienced difficulties in collecting our accounts receivable, but the dynamics associated with the recent economic downturn have impacted both the amount of our receivables and the stressed ability for our customers to pay within normal terms. Certain government sponsored programs may ease these constraints, but pressure on accounts receivable will continue until vehicle sales and production volumes stabilize. As of September 30, 2010, we had net cash of $232.3 million.

Contractual Obligations

Our contractual cash obligations consist of legal commitments requiring us to make fixed or determinable cash payments, regardless of the contractual requirements of the vendor to provide future goods or services. Except as disclosed, the below tables do not include information on our recurring purchase of materials for use in production, as our raw materials purchase contracts typically do not meet this definition because they do not require fixed or minimum quantities.

In addition to our contractual obligations and commitments set forth in the table below, we have employment arrangements with certain key executives that provide for continuity of management. These arrangements include payments of multiples of annual salary, certain incentives and continuation of benefits upon the occurrence of specified events in a manner that is believed to be consistent with comparable companies.

We also have minimum funding requirements with respect to our pension obligations. We expect to make cash contributions of approximately $14.8 million to our domestic and foreign pension plan asset portfolios in 2010. Our minimum funding requirements after 2010 will depend on several factors, including the investment performance of our retirement plans and prevailing interest rates. Our funding obligations may also be affected by changes in applicable legal requirements. We also have payments due with respect to our postretirement benefit obligations. We do not prefund our postretirement benefit obligations. Rather, payments are made as costs are incurred by covered retirees. We expect other postretirement benefit net payments to be approximately $3.6 million in 2010.

In addition, excluded from the contractual obligation table are open purchase orders at September 30, 2010 for raw materials and supplies used in the normal course of business, supply contracts with customers, distribution agreements, joint venture agreements and other contracts without express funding requirements.

The following table summarizes the total amounts due as of September 30, 2010, under all debt agreements, commitments and other contractual obligations.

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 Years
	(dollars in millions)
Debt obligations	$450.0	$—	$—	$—	$450.0
Interest on debt obligations(1)	305.1	37.3	76.5	76.5	114.8
Operating lease obligations	65.1	12.7	19.1	13.3	20.0
Other obligations(2)	46.9	39.8	5.4	0.9	0.8

Total	$867.1	$89.8	$101.0	$90.7	$585.6

(1)	Interest on debt obligations only includes the interest on our senior notes. The actual amounts of interest expense will ultimately depend on the amount of borrowings and letters of credit outstanding under our senior ABL facility and the interest rates in effect thereunder during each period.
(2)	Noncancellable purchase order commitments for capital expenditures, other borrowings and capital lease obligations.

Raw Materials and Manufactured Components

The principal raw materials for our business include fabricated metal-based components, oil based components, synthetic rubber, carbon black and natural rubber. We manage the procurement of our raw materials to assure supply and to obtain the most favorable pricing. For natural rubber, procurement is managed by buying in advance of production requirements and by buying in the spot market. For other principal materials, procurement arrangements include short-term supply agreements that may contain formula-based pricing based on commodity indices. These arrangements provide quantities needed to satisfy normal manufacturing demands. We believe we have adequate sources for the supply of raw materials and components for our products with suppliers located around the world. We often use offshore suppliers for machined components, metal stampings, castings and other labor-intensive, economically freighted products.

Extreme fluctuations in material pricing have occurred in recent years adding challenges in forecasting. The inability to recover higher than anticipated prices from our customers may impact profitability.

Seasonal Trends

Sales to automotive customers are lowest during the months prior to model changeovers and during assembly plant shutdowns. These typically result in lower sales volumes during July, August and December. However, economic conditions can change normal seasonality trends causing lower demand throughout the year. The impact of model changeovers and plant shutdowns is considerably less in years of lower demand overall.

Restructuring

We continually evaluate alternatives in an effort to align our business with the changing needs of our customers and lower our operating cost. This may include the realignment of our existing manufacturing capacity, facility closures or similar actions. See the notes to our unaudited interim financial statements as of September 30, 2010 for discussion of restructuring activities during the nine months ended September 30, 2010.

We implemented several restructuring initiatives in prior years in connection with the closure of facilities in North America, Europe and Asia. We initiated all of these initiatives prior to December 31, 2007 and continued to execute the closures through the end of 2009. The majority of the costs associated with the closures were incurred shortly after the original implementation. However, we continue to incur costs related principally to the liquidation of the respective facilities. The following table summarizes the 2008 and 2009 activity related to these initiatives:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
	(in thousands)
Balance at January 1, 2008	$8,723	$4,752	$—	$13,475
Expense incurred	2,209	4,780	4,687	11,676
Cash payments	(8,822)	(8,792)	165	(17,449)
Utilization of reserve	—	—	(4,852)	(4,852)

Balance at December 31, 2008	$2,110	$740	$—	$2,850
Expense incurred	(517)	3,298	1,089	3,870
Cash payments	(1,593)	(3,800)	—	(5,393)
Utilization of reserve	—	—	(1,089)	(1,089)

Balance at December 31, 2009	$—	$238	$—	$238

2008 initiatives

In July 2008, we implemented a restructuring action and announced the closure of two manufacturing facilities, one located in Australia and the other in Germany. Both closures are a result of changes in market demands and volume reductions and were substantially completed in 2009. The estimated total cost of this initiative is approximately $21.1 million. The following table summarizes the activity for this initiative during the years ended December 31, 2008 and December 31, 2009:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
	(in thousands)
Balance at January 1, 2008	$—	$—	$—	$—
Expense incurred	14,455	149	3,282	17,886
Cash payments	(995)	(149)	—	(1,144)
Utilization of reserve	—	—	(3,282)	(3,282)

Balance at December 31, 2008	$13,460	$—	$—	$13,460
Expense incurred	562	2,557	118	3,237
Cash payments	(12,579)	(2,322)	—	(14,901)
Utilization of reserve	—	—	(118)	(118)

Balance at December 31, 2009	$1,443	$235	$—	$1,678

As a result of this initiative, a pension plan curtailment gain of $0.8 million was recognized as a reduction to restructuring expense during the fourth quarter of 2009.

In 2008, we initiated the closing of a European facility and the idling of a Canadian facility. During the year ended December 31, 2009, we recorded other exit costs of $0.5 million and asset impairments of $0.1 million in connection with this initiative.

Reorganization-Product Line Operating Group Discontinuation Initiative. During 2008, we commenced the initial phase of a reorganization ultimately involving the discontinuation of our global product line operating divisions, formerly called the Body & Chassis Systems division (which included the body sealing and AVS product lines) and the Fluid Systems division, and the establishment of a new operating structure organized on the basis of geographic regions. The estimated cost of this initial phase is approximately $7.8 million. The following table summarizes the activity for this initiative during the years ended December 31, 2008 and December 31, 2009:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
	(in thousands)
Balance at January 1, 2008	$—	$—	$—	$—
Expense incurred	7,670	—	—	7,670
Cash payments	(3,741)	—	—	(3,741)
Utilization of reserve	—	—	—	—

Balance at December 31, 2008	$3,929	$—	$—	$3,929
Expense incurred	134	—	—	134
Cash payments	(3,405)	—	—	(3,405)

Balance at December 31, 2009	$658	$—	$—	$658

2009 initiatives

In the first quarter of 2009, we initiated the final phase of the reorganization of our operating structure, formally discontinuing our product line operating divisions and putting into place the new operating divisions based on geographic regions. The estimated total cost of this initiative is $18.7 million. The following table summarizes the activity for this initiative during the year ended December 31, 2009:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
	(in thousands)
Balance at January 1, 2009	$—	$—	$—	$—
Expense incurred	18,570	86	—	18,656
Cash payments	(11,457)	(86)	—	(11,543)

Balance at December 31, 2009	$7,113	$—	$—	$7,113

As a result of this initiative, a curtailment gain related to other postretirement benefits of $3.4 million was recognized as a reduction to restructuring expense during the fourth quarter of 2009.

We also initiated several other initiatives during 2009. These initiatives relate to the reorganization or closure of operating facilities in South America, Europe and Asia Pacific. The estimated total cost associated with these actions amount to $19.3 million. The following table summarizes the activity for these initiatives during the year ended December 31, 2009:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
	(in thousands)
Balance at January 1, 2009	$—	$—	$—	$—
Expense incurred	9,864	368	—	10,232
Cash payments	(5,649)	(312)	—	(5,961)
Utilization of reserve	—	—	—	—

Balance at December 31, 2009	$4,215	$56	$—	$4,271

We expect the reorganization of our operating structure and the other 2009 initiatives to be substantially completed by the end of 2010.

Critical Accounting Policies and Estimates

Our accounting policies are more fully described in note 2 to our audited annual financial statements. Application of these accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or estimation than other accounting policies.

Adoption of fresh-start accounting

Fresh-start accounting results in a new basis of accounting and reflects the allocation of our estimated fair value to our underlying assets and liabilities. Our estimates of fair value are inherently subject to significant uncertainties and contingencies beyond our reasonable control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially.

Our reorganization value was allocated to our assets in conformity with the procedures specified by ASC 805, “Business Combinations.” The excess of reorganization value over the fair value of tangible and identifiable intangible assets was recorded as goodwill. Liabilities existing as of the effective date, other than deferred taxes, were recorded at the present value of amounts expected to be paid using appropriate risk adjusted interest rates. Deferred taxes were determined in conformity with applicable income tax accounting standards. Predecessor accumulated depreciation, accumulated amortization, retained deficit, common stock and accumulated other comprehensive loss were eliminated.

For further information on fresh-start accounting, see note 3 to our unaudited interim financial statements as of September 30, 2010.

Reorganization

As a result of filing for chapter 11 bankruptcy, we adopted ASC 852 on August 3, 2009. ASC 852, is applicable to companies in chapter 11 of the Bankruptcy Code and generally does not change the manner in which financial statements are prepared. However, among other disclosures, it does require that the financial statements for periods subsequent to the filing of the chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the statements of operations. The balance sheet must distinguish prepetition liabilities subject to compromise from both those prepetition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, reorganization items must be disclosed separately in the statement of cash flows. We have segregated those items as outlined above for all reporting periods subsequent to such date.

Pre-production costs related to long-term supply arrangements

Costs for molds, dies and other tools owned by us to produce products under long-term supply arrangements are recorded at cost in property, plant and equipment and amortized over the lesser of three years or the term of the related supply agreement. The amount capitalized was $10.9 million and $9.3 million at December 31, 2008 and 2009, respectively. Costs incurred during the engineering and design phase of customer-owned tooling projects are expensed as incurred unless a contractual arrangement for reimbursement by the customer exists. Reimbursable tooling costs included in other assets was $3.8 million and $2.6 million at December 31, 2008 and 2009, respectively. Development costs for tools owned by the customer that meet the requirements of ASC Topic 340, “Other Assets and Deferred Costs,” are recorded in accounts receivable in the accompanying combined balance sheets if considered a receivable in the next twelve months. At December 31, 2008 and 2009, $77.8 million and $65.4 million, respectively, were included in accounts receivable for customer-owned tooling of which $32.8 million and $40.5 million, respectively, was not yet invoiced to the customer.

Goodwill

Goodwill is not amortized but is tested annually for impairment. We evaluate each reporting unit’s fair value versus its carrying value annually or more frequently if events or changes in circumstances indicate that the carrying value may exceed the fair value of the reporting unit. Estimated fair values are based on the cash flows projected in the reporting units’ strategic plans and long-range planning forecasts discounted at a risk-adjusted rate of return. We assess the reasonableness of these estimated fair values using market based multiples of comparable companies. If the carrying value exceeds the fair value, an impairment loss is measured and recognized. Goodwill fair value measurements are classified within Level 3 of the fair value hierarchy, which are generally determined using unobservable inputs.

During the second quarter of 2009, several events occurred that indicated potential impairment of our goodwill. Such events included: (a) the chapter 11 bankruptcy of both Chrysler and GM and unplanned plant shut-downs by both GM and Chrysler; (b) continued product volume risk and negative product mix changes; (c) the commencement of negotiations with our pre-reorganization affiliate shareholders, senior secured lenders, and bondholders to recapitalize our long term debt and equity; (d) our recognition as the second quarter progressed that there was an increasing likelihood that we would breach our financial covenants under the prepetition credit agreement; and (e) our decision to defer the June 15, 2009 interest payment on our prepetition senior notes and our prepetition senior subordinated notes pending the outcome of our quarterly financial results, an analysis of whether we would meet our financial covenants for the past quarter and negotiations with our various constituencies. As a result of the combination of the above factors, we significantly reduced our second quarter projections.

Other significant assumptions used in the discounted cash flow model include discount rate, terminal value growth rate, future capital expenditures and changes in future working capital requirements. These assumptions were not modified significantly as part of the interim goodwill impairment assessment. The significant decrease in the financial projections resulted in an enterprise value significantly lower than the amount computed in connection with the prior year annual impairment assessment. This significant decrease in enterprise value results in the carrying value of assets at all of our reporting units being greater than the related reporting units’ fair value. As a result, we recorded goodwill impairment charges of $93.6 million in our North America reporting unit, $39.6 million in our Europe reporting unit, $22.6 million in our South America reporting unit and $1.4 million in our Asia Pacific reporting unit during the second quarter of 2009. Changes in the factors noted above could impact the valuation of our remaining goodwill and other intangibles.

While we believe our estimates of fair value are reasonable based upon current information and assumptions about future results, changes in our businesses, the markets for our products, the economic environment and numerous other factors could significantly alter our fair value estimates and result in future impairment of recorded goodwill in the North American reporting unit. An adjustment to the financial projections or other assumptions used to value the North American reporting unit would have had a direct impact on the amount of goodwill impairment recognized during the second quarter and the amount of goodwill remaining on the December 31, 2009 balance sheet.

Long-lived assets

We monitor our long-lived assets for impairment indicators on an ongoing basis in accordance with ASC Topic 360, “Property, Plant, and Equipment.” If impairment indicators exist, we perform the required analysis by comparing the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived assets. Fair value is estimated based upon either discounted cash flow analyses or estimated salvage values. Cash flows are estimated using internal budgets based on recent sales data, independent automotive production volume estimates and customer commitments, as well as assumptions related to discount rates. Change in economic or operating conditions impacting these estimates and assumptions could result in the impairment of long-lived assets.

As a result of our testing performed in accordance with ASC 360 we recorded asset and definite lived intangible asset impairment charges of $3.8 million and $202.4 million, respectively. Of the $3.8 million of asset impairment charges, $1.1 million was recorded in our North America segment and $2.7 million was recorded in our International segment. Of the $202.4 million of definite lived intangible asset impairment charges, $148.1 million was recorded in our North America segment and $54.3 million was recorded in our International segment.

Restructuring-related reserves

Specific accruals have been recorded in connection with restructuring our businesses, as well as the integration of acquired businesses. These accruals include estimates principally related to employee separation costs, the closure and/or consolidation of facilities, contractual obligations and the valuation of certain assets. Actual amounts recognized could differ from the original estimates. Restructuring-related reserves are reviewed on a quarterly basis and changes to plans are appropriately recognized when identified. Changes to plans associated with the restructuring of existing businesses are generally recognized as employee separation and plant phaseout costs in the period the change occurs. For additional discussion, please refer to note 6 to our audited annual financial statements.

Revenue recognition and sales commitments

We generally enter into agreements with our customers to produce products at the beginning of a vehicle’s life. Although such agreements do not generally provide for minimum quantities, once we enter into such agreements, fulfillment of our customers’ purchasing requirements can be our obligation for an extended period or the entire production life of the vehicle. These agreements generally may be terminated by our customer at any time. Historically, terminations of these agreements have been minimal. In certain limited instances, we may be committed under existing agreements to supply products to our customers at selling prices which are not sufficient to cover the direct cost to produce such products. In such situations, we recognize losses as they are incurred.

We receive blanket purchase orders from many of our customers on an annual basis. Generally, such purchase orders and related documents set forth the annual terms, including pricing, related to a particular vehicle model. Such purchase orders generally do not specify quantities. We recognize revenue based on the pricing terms included in our annual purchase orders as our products are shipped to our customers. As part of certain agreements, we are asked to provide our customers with annual cost reductions. We accrue for such amounts as a reduction of revenue as our products are shipped to our customers. In addition, we generally have ongoing adjustments to our pricing arrangements with our customers based on the related content and cost of our products. Such pricing accruals are adjusted as they are settled with our customers.

Amounts billed to customers related to shipping and handling are included in sales in our consolidated statements of operations. Shipping and handling costs are included in cost of sales in our consolidated statements of operations.

Income taxes

In determining the provision for income taxes for financial statement purposes, we make estimates and judgments which affect our evaluation of the carrying value of our deferred tax assets as well as our calculation of certain tax liabilities. In accordance with ASC Topic 740, “Accounting for Income Taxes,” we evaluate the carrying value of our deferred tax assets on a quarterly basis. In completing this evaluation, we consider all available positive and negative evidence. Such evidence includes historical operating results, the existence of cumulative losses in the most recent fiscal years, expectations for future pretax operating income, the time period over which our temporary differences will reverse and the implementation of feasible and prudent tax planning strategies. Deferred tax assets are reduced by a valuation allowance if, based on the weight of this evidence, it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized in future periods.

During 2009, due to our recent operating performance in the United States and current industry conditions, we continued to assess, based upon all available evidence, that it was more likely than not that we would not realize our U.S. deferred tax assets. During 2009, our U.S. valuation allowance increased by $33.1 million, primarily related to operating losses incurred in the United States during 2009, offset by reductions in tax attributes resulting from the settlement of the U.S. and Canadian Advanced Pricing Agreement.

At December 31, 2009, deferred tax assets for net operating loss and tax credit carry-forwards of $193.8 million were reduced by a valuation allowance of $146.7 million. These deferred tax assets relate principally to net operating loss carry-forwards in the U.S and our subsidiaries in Australia, Brazil, China, France, Germany, Italy and Spain. They also relate to Special Economic Zone Credits in Poland, U.S foreign tax credits, research and development tax credits, state net operating losses and state tax credits. Some of these can be utilized indefinitely, while others expire from 2010 through 2029. We intend to maintain these allowances until it is more likely than not that the deferred tax assets will be realized. Effective January 1, 2009, with the adoption of ASC Topic 805 the benefit of the reversal of the valuation allowances on pre-acquisition contingencies will be included as a component of income tax expense. Adjustments in post-acquisition valuation allowances will be offset to future tax provision.

In addition, the calculation of our tax benefits and liabilities includes uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize tax benefits and liabilities based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these liabilities based on changing facts and circumstances; however, due to the complexity of some of these uncertainties and the impact of any tax audits, the ultimate resolutions may be materially different from our estimated liabilities. For further information related to income taxes, see note 13 to our audited annual financial statements.

Pensions and postretirement benefits other than pensions

Included in our results of operations are significant pension and postretirement benefit costs, which are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates and expected returns on plan assets. These assumptions are updated at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in pension and postretirement benefit costs may occur in the future due to changes in these assumptions. Our net pension and postretirement benefit costs were approximately $14.9 million and $(0.5) million, respectively, during 2009.

To develop the discount rate for each plan, the expected cash flows underlying the plan’s benefit obligations were discounted using the December 31, 2009 Citigroup Pension Discount Curve to determine a single equivalent rate. To develop our expected return on plan assets, we considered historical long-term asset return experience, the expected investment portfolio mix of plan assets and an estimate of long-term investment returns. To develop our expected portfolio mix of plan assets, we considered the duration of the plan liabilities and gave more weight to equity positions, including both public and private equity investments, than to fixed-income securities. Holding all other assumptions constant, a 1% increase or decrease in the discount rate would have decreased or increased the fiscal 2010 net pension expense by approximately $3.1 million and $2.7 million, respectively. Likewise, a 1% increase or decrease in the expected return on plan assets would have decreased or increased the fiscal 2010 net pension cost by approximately $2.3 million. Decreasing or increasing the discount rate by 1% would have increased or decreased the projected benefit obligations by approximately $54.4 million and $44.6 million, respectively. Aggregate pension net periodic benefit cost is forecasted to be approximately $12.5 million in 2010.

The rate of increase in medical costs assumed for the next five years was held constant with prior years to reflect both actual experience and projected expectations. The health care cost trend rate assumption has a significant effect on the amounts reported. Only certain employees hired are eligible to participate in our subsidized postretirement plan. A 1% change in the assumed health care cost trend rate would have increased or decreased the fiscal 2010 service and interest cost components by $0.3 million and $0.2 million, respectively, and the projected benefit obligations would have increased or decreased by $2.6 million and $2.2 million, respectively. Aggregate other postretirement net periodic benefit cost is forecasted to be approximately $2.3 million in 2010.

The general funding policy is to contribute amounts deductible for U.S. federal income tax purposes or amounts required by local statute.

Derivative financial instruments

We utilize derivative financial instruments to reduce foreign currency exchange, interest rate and commodity price risks. We have established policies and procedures for risk assessment including the assessment of counterparty credit risk and the approval, reporting and monitoring of derivative financial instrument activities. On the date the derivative is established, we designate the derivative as either a fair value hedge, a cash flow hedge or a net investment hedge in accordance with our established policy. We do not enter into financial instruments for trading or speculative purposes.

By using derivative instruments to hedge exposures to changes in commodity prices and interest rates, we are exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and we do not possess credit risk. To mitigate credit risk, it is our policy to execute such instruments with creditworthy banks and not enter into derivatives for speculative purposes.

Use of estimates

The preparation of our consolidated financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. During 2009, there were no material changes in the methods or policies used to establish estimates and assumptions. Generally, matters subject to estimation and judgment include amounts related to accounts receivable realization, inventory obsolescence, asset impairments, useful lives of intangible and fixed assets, unsettled pricing discussions with customers and suppliers, restructuring accruals, deferred tax asset valuation allowances and income taxes, pension and other post retirement benefit plan assumptions, accruals related to litigation, warranty and environmental remediation costs and self-insurance accruals. Actual results may differ from estimates provided.

Fair value measurements

We measure certain assets and liabilities at fair value on a non-recurring basis using unobservable inputs (Level 3 input based on the U.S. GAAP fair value hierarchy). For further information on these fair value measurements, see “—Goodwill,” “—Long-lived assets,” “—Restructuring-related reserves,” and “—Derivative financial instruments” above.

Recent Accounting Pronouncements

See note 1 to our unaudited interim financial statements as of September 30, 2010 and note 2 to our audited annual financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to fluctuations in interest rates, currency exchange rates and commodity prices. Prior to filing for bankruptcy we had entered into derivative financial instruments to monitor our exposure to these risks, but as a result of the bankruptcy filing all but one of these instruments were dedesignated. We actively monitor our exposure to risk from changes in foreign currency exchange rates and interest rates through the use of derivative financial instruments in accordance with management’s guidelines. We do not enter into derivative instruments for trading purposes. See “Critical Accounting Policies and Estimates—Derivative financial instruments” and note 21 to our audited annual financial statements.

As of September 30, 2010, we had $6.0 million of variable rate debt. A 1% increase in the average interest rate would increase future interest expense by approximately $0.1 million per year.

At September 30, 2010 we had one interest rate swap contract outstanding with $6.8 million of notional amount pertaining to EURO denominated debt fixed at 4.14%.

Other Considerations

As a result of our emergence from bankruptcy on May 27, 2010, Barclays Bank Plc and Barclays Capital Inc. (collectively, “Barclays”) received or purchased shares of our common stock and preferred stock and warrants to purchase shares of our common stock in an aggregate amount that resulted in Barclays obtaining beneficial ownership of greater than 10% of our common stock. Barclays subsequently reduced its holdings in our securities and, as a result, as of October 8, 2010, is no longer the beneficial owner of greater than 10% of our common stock. See “Principal Stockholders.”

Ernst & Young LLP, our registered independent public accountants, informed our audit committee that it had and continues to have extensive borrowing and other business relationships with Barclays and that such relationships during the period within which Barclays’ beneficial ownership exceeded 10% of our common stock were not permitted under the auditor independence rules. In addition, the extent of the relationships makes it impractical for Ernst & Young to exit such relationships in a short period of time.

Ernst & Young considered whether the relationships noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditors and have concluded that there has been no impairment of Ernst & Young’s objectivity and ability to exercise impartial judgment. After taking into consideration the facts and circumstances of the above matter and Ernst & Young’s determination, our audit committee also concluded that Ernst & Young’s objectivity and ability to exercise impartial judgment has not been impaired.

OUR REORGANIZATION

On August 3, 2009, the debtors filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code, or the Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware, or the Bankruptcy Court. On August 4, 2009, CSA Canada commenced proceedings seeking relief from its creditors under Canada’s Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice (Commercial List) in Toronto, Canada, or the Canadian Court. Our subsidiaries and operations outside the United States and Canada were not included in the chapter 11 cases or the Canadian proceedings (other than CSA Canada) and continued to operate in the ordinary course of business.

On March 26, 2010, we filed our plan of reorganization and the corresponding first amended disclosure statement for our plan of reorganization with the Bankruptcy Court. On May 12, 2010, the Bankruptcy Court entered an order confirming our plan of reorganization. The Canadian Court sanctioned CSA Canada’s plan of compromise or arrangement on April 16, 2010.

On May 27, 2010, or the effective date, we consummated the reorganization contemplated by our plan of reorganization and emerged from chapter 11.

Following the effective date, our capital structure consisted of the following:

•

Senior ABL facility. A senior secured asset-based revolving credit facility in the aggregate principal amount of $125 million, which contains an uncommitted $25 million “accordion” facility that will be available at our request if the lenders at the time consent.

•	8½% senior notes due 2018. $450 million of senior unsecured notes that bear interest at 8½% per annum and mature on May 1, 2018.

•

Common stock, 7% preferred stock and warrants. Equity securities comprised of (i) 17,489,693 shares of our common stock, (ii) 1,000,000 shares of our 7% preferred stock, which are initially convertible into 4,290,788 shares of our common stock, and (iii) 2,419,753 warrants to purchase up to an aggregate of 2,419,753 shares of our common stock.

In addition, on the effective date, we issued to certain officers and key employees (i) 757,896 shares of our common stock as restricted stock, plus an additional 104,075 shares of our common stock as restricted stock that may be reduced subject to realized dilution on the warrants, (ii) 41,666 shares of 7% preferred stock as restricted 7% preferred stock and (iii) 702,509 options to purchase shares of common stock, plus an additional 78,057 options to purchase shares of our common stock that may be reduced subject to realized dilution on the warrants. On the day after the effective date, we issued to certain of our directors and Oak Hill Advisors L.P. and its affiliates, 26,448 shares of our common stock as restricted stock and 58,386 options to purchase shares of our common stock. We also reserved up to 780,566 shares of our common stock for future issuance to our management.

On the effective date, our prepetition equity, debt and certain other obligations were cancelled, terminated and repaid, as applicable, as follows:

•	Our prepetition common stock was cancelled, and no distributions were made to former shareholders.

•	All outstanding obligations under our prepetition senior notes and prepetition senior subordinated notes were cancelled and the indentures governing these obligations were terminated.

•	Our prepetition credit agreement and our DIP credit agreement were paid in full.

MARKET AND INDUSTRY DATA

Some market data and other statistical information used throughout this prospectus is based on data available from IHS Automotive and J.D. Power-LMC, each independent market research firms. Other data is based on our good faith estimates, which are derived from our review of internal surveys, as well as third party sources. Although we believe all of these third party sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. To the extent that we have been unable to obtain information from third party sources, we have expressed our belief on the basis of our own internal analyses and estimates of our and our competitors’ products and capabilities. Certain market share, ranking and similar information set forth in this prospectus is based on management’s estimates, which are primarily based on reports prepared by industry consultants commissioned by us. Market share information is subject to change, however, and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey of market share. While we are not aware of any misstatements regarding any market share, ranking and similar information presented herein, the global automotive industry involves risks and uncertainties and industry data is subject to change based on various factors. See “Forward-Looking Statements” and “Risk Factors.” In addition, customer preferences can and do change and the definition of the relevant market is a matter of judgment and analysis. As a result, you should be aware that market share, ranking and other similar information set forth in this prospectus, and estimates and beliefs based on such data, may not be reliable.

INDUSTRY OVERVIEW

The automotive industry is one of the world’s largest and most competitive. Consumer demand for new vehicles largely determines sales and production volumes of global OEMs, and component suppliers rely on high levels of vehicle sales and production to be successful.

The automotive supplier industry is generally characterized by high barriers to entry, significant start-up costs and long-standing customer relationships. The key criteria by which OEMs judge automotive suppliers include price, quality, service, performance, design and engineering capabilities, innovation, timely delivery and, more recently, financial stability. Over the last decade, those suppliers that have been able to achieve manufacturing scale, reduce structural costs, diversify their customer bases and establish a global manufacturing footprint have been successful.

The table below outlines vehicle production forecasts for years 2010 through 2014:

	2010	2011	2012	2013	2014
	(vehicle units in millions)
Europe	18.0	18.3	19.3	20.8	21.8
North America	11.8	12.2	13.3	14.4	15.2
Asia	33.4	34.9	38.1	41.1	43.0

Source: IHS Automotive September 2010 Forecast

Among the leading drivers of new vehicle demand is the availability of consumer credit to finance purchases. Beginning in late 2008, turmoil in the global credit markets and the recession in the United States and global economies led to a severe contraction in the availability of consumer credit. As a result, global vehicle sales volumes plummeted, led by severe declines in the mature North American and European markets. During 2009, North American light vehicle industry production declined by approximately 32% from 2008 levels to 8.6 million units, while European light vehicle industry production declined by approximately 20% from 2008 levels to 16.3 million units. The decline was less pronounced in Asia, where volumes were down only 1% from 2008 levels to 26.6 million units. This resilience was largely attributable to the continued expansion of the Chinese and Indian markets, both of which are expected to continue to increase as a share of the global automotive market in the coming years.

The severe decline in vehicle sales and production in 2009 led to major restructuring activity in the industry, particularly in North America. GM and Chrysler reorganized through chapter 11 bankruptcy proceedings and the Detroit 3 undertook other strategic actions, including the divestiture or discontinuance of non-core businesses and brands and the acceleration or broadening of operational and financial restructuring activities. A number of significant automotive suppliers, including us, restructured through chapter 11 bankruptcy proceedings or through other means.

Several significant trends and developments are now contributing to improvement in the automotive supplier industry. These include improved retail vehicle sales and production in North America in the fourth quarter of 2009 and first quarter of 2010, a more positive credit environment, the continued growth of new markets in Asia, particularly China, and increased emphasis on “green” and other innovative technologies.

Positive North American Sales Trends

U.S. light vehicle sales declined significantly in 2008 and through the first two fiscal quarters of 2009. In 2000, 17.4 million light vehicles were sold in the U.S. In 2004, that number remained at a similar level at 16.9 million units, and in 2007, declined only slightly to 16.1 million units. However, as a result of the unprecedented global economic crisis, these levels declined precipitously with a 5.7 million unit decline, the largest drop off in any two year period in U.S. automotive history, bringing sales to post-World War II levels with 10.4 million units sold in

2009. Based on monthly seasonally adjusted annual rate, or SAAR, it appears that sales bottomed in September 2009. Since then, monthly SAAR has continued to climb, reversing the trend from the second half of 2008. OEMs have reported positive sales numbers in each of the first two months of 2010, which further supports a turnaround.

In addition to a rebounding economy and greater availability of credit boosting light vehicle sales, the industry is also expected to be buoyed by pent-up demand as consumer confidence regains momentum, the return of leasing options and a pipeline of new products with a focus on fuel efficiency, safety and the latest electronics. Furthermore, in 2009, for the first time since 1945, more vehicles were scrapped than vehicles were sold and over 4.0 million vehicles have been shed from the total U.S. fleet, creating additional demand for replacement vehicles.

Global Light Vehicle Production Projected to Increase

In the face of declining sales figures, automotive OEMs slashed production and idled plants in 2009, resulting in an over 43.0% drop in production as compared to 2007 in North America and an approximate 25.0% drop in Europe. With sales projections rebounding, OEMs need to replenish inventory, and this in turn bodes well for the supplier base. Over the next four years, light vehicle production is expected to increase at a 14.3% compound annual growth rate in North America, 9.4% in the Asia/Pacific region, and 5.1% in Europe. While the production levels reached in 2013 are expected to be lower than pre-crisis levels in North America and Europe, OEMs and suppliers that restructured their cost base to achieve profitability in lower-volume environments are poised to reap significant rewards. Additionally, the global nature of the light vehicle rebound means that OEMs and suppliers with global operations are well positioned to maximize the coming opportunity.

Consumer Preferences Shifting to Small Cars

In 1985, light trucks accounted for only 28% of total U.S. sales volume. However, due to rising gas prices and increased awareness of environmental issues, consumer sentiment has shifted in recent years in favor of cars, specifically smaller B and C segment vehicles. While demand for Ford F-150 and GMT 900 trucks remains strong, as of January 2010 light trucks accounted for only 48% of total sales volume, an inversion of the pre-crisis forecasts.

Electrification/Efficiency

Consumer appeal, stemming from the high prices of conventional fuel and greater awareness of environmental issues, and government regulation are increasing the demand for hybrid electric, or HEVs, and electric vehicles, or EVs. These vehicles offer improved gas mileage and reduced carbon emissions, and may ultimately provide a vehicle alternative that eliminates the need for conventional gasoline engines. Industry experts project that by 2020, almost half of U.S. vehicles will require some form of battery technology to meet new Corporate Average Fuel Economy regulatory standards. The U.S. Government recently announced new national standards to cut emissions and increase gas mileage, mandating that U.S. passenger vehicles and light trucks must average 35.5 miles per gallon by 2016. In addition, governments continue to implement economic incentives related to fuel efficiency. For example, in February 2009, the U.S. government enacted the American Recovery and Reinvestment Act which, among other things, provides for a tax credit of between $2,500 and $7,500 for the purchase of plug-in electric vehicles depending on the battery capacity, and the Department of Energy announced a $300 million grant program to provide funding for cost-shared projects that expand the use of alternate fueled vehicles and advanced technology vehicles, including the installation of after-market equipment necessary to support them.

Similar industry dynamics are creating a demand for new battery technology applications in the heavy-duty transportation market, particularly in buses, trucks and other industrial vehicles. The higher fuel consumption rate of these large vehicles makes the potential fuel cost savings derived from the use of batteries even greater.

Several government authorities and corporations are evaluating battery technologies for their large fleets of heavy-duty vehicles. For example, the City of London has announced plans to convert its fleet of buses to HEVs, with a goal that by 2012 all new buses entering the fleet will be HEVs.

Industry Sub Sector Overview

Body & chassis systems

Body sealing. Body sealing products protect the interior of a vehicle from weather and road noise or secure glass within the auto framework. Sealing products are generally manufactured with EPDM and thermoplastic elastomers and are found primarily on and around the door, windows, hood and trunk of the automobile. The size of the global body sealing system market is greater than $6 billion. The market is highly competitive and has become more consolidated as suppliers have grown in scale and expanded globally. Trends benefiting sealing suppliers include continued migration toward use of plastic components in weather-sealing applications, as well as increasing penetration of modular sealing systems. Key competitors in this market include Hutchinson (a subsidiary of Total SA), Henniges, SaarGummi and Toyoda Gosei Co. Ltd. Management believes that we are the largest supplier globally of automotive body sealing products.

Anti-Vibration. Anti-Vibration Systems, including engine and body mounts, dampers, isolators and springs, are designed to control and isolate noise and vibration and improve ride and handling. The global AVS market is approximately $8 billion and continues to expand due to consumer demand for quieter and smoother-riding vehicles. Within the AVS market, firms compete on design, engineering, product quality and price. Despite increasing globalization of manufacturing, barriers to entry remain significant as OEMs require significant engineering and technical expertise for AVS products. Key competitors in this market are Contitech, Paulstra (a subsidiary of Total SA) and Trelleborg.

Fluid systems. Automotive fluid products include systems, subsystems and components that direct, control and transport fluids and vapors throughout an automobile. Because of the numerous areas and broad applications within the vehicle that require fluid systems, this market remains fragmented. The aggregate global fluids markets in which we compete are estimated by management to represent annual sales of approximately $7 billion. The primary trend in the overall fluid systems market is the movement toward systems integration as OEMs increasingly desire suppliers that have the engineering and technical capabilities to design and manufacture complete modules and systems. Other factors contributing to growth in demand for fluid handling products include increasing emissions standards, diesel engine adaptation and automotive HVAC penetration. Key competitors in this market include Hutchinson, TI Automotive and Martinrea. Management believes that we are the second largest supplier globally of automotive fluid handling products.

BUSINESS

Our Business

We are a leading manufacturer of body sealing, AVS and fluid handling components, systems, subsystems and modules. Our products are primarily for use in passenger vehicles and light trucks that are manufactured by global automotive original equipment manufacturers and replacement markets.

We design and manufacture our products in each major automotive region of the world in close proximity to our customers through a disciplined and consistent approach to engineering and production. We operate in 66 manufacturing locations and nine design, engineering and administrative locations around the world, including Australia, Belgium, Brazil, Canada, China, Czech Republic, France, Germany, India, Italy, Japan, Korea, Mexico, the Netherlands, Poland, Spain, the United Kingdom and the United States. For the year ended December 31, 2009, we generated approximately 47% of our sales in North America, 40% in Europe, 6% in South America and 7% in Asia/Pacific.

For the year ended December 31, 2009, approximately 80% of our sales were direct to OEMs, including Ford, GM and Chrysler, Fiat, Volkswagen/Audi Group, Renault/Nissan, PSA Peugeot Citroën, Daimler, BMW, Toyota, Volvo, Jaguar/Land Rover and Honda. The remaining 20% of our sales for the year ended December 31, 2009 were primarily to Tier I and Tier II automotive suppliers and non-automotive customers. As of December 31, 2009, our products were found in 17 of the 20 top-selling vehicle models in North America and in 19 of the 20 top-selling vehicle models in Europe.

The following chart illustrates our balance and diversity by providing a breakdown of our $1.9 billion in sales for the year ended December 31, 2009 by geography and customer.

We conduct substantially all of our activities through our subsidiaries and sell our product lines through two reportable segments—North America and International. The International segment covers Europe, South America and Asia. For the year ended December 31, 2009, the five months ended May 31, 2010 and the four months ended September 30, 2010, we had sales of $1.9 billion, $1.0 billion and $0.8 billion and a net loss of $(356.1) million and net income of $636.3 million and $25.7 million, respectively. On a pro forma basis, for the year ended December 31, 2009 and on a combined pro forma basis for the nine months ended September 30, 2010, we had sales of $1.9 billion and $1.8 billion and a net loss of $(332.4) million and net income of $44.7 million, respectively. See “Business” for a more detailed description of our business.

Our Competitive Strengths

Innovative and high quality products

We believe we have distinguished ourselves in the automotive industry through our engineering and technological capabilities, as evidenced by our development of innovative solutions, including our ESP Thermoplastic Glassruns (body sealing), ride stabilizing hydromounts (AVS) and proprietary plastics-to-aluminum overmolding process (fluid handling). In addition, we believe we have a reputation for outstanding quality within the automotive industry, a factor that has been important to maintaining and expanding our successful relationships with our customers. We have earned numerous awards, including, among others, the DaimlerChrysler Global Supplier Award, GM Supplier of the Year, Ford’s Silver World Excellence Award and Toyota’s Cost Excellence Performance Award.

Operational excellence

We have a proven track record and disciplined approach to operational excellence, which has generated significant cost savings of approximately 4% of sales annually since 2004. We believe we have the ability to generate similar savings in the future due to the flexible nature of our manufacturing capabilities, our highly efficient operations and our ability to leverage economies of scale from the high volumes of products we produce for the world’s top-selling vehicle platforms. We have created a culture of continuous improvement and lean manufacturing in all aspects of our operations. Over the life cycle of each platform, we focus on streamlining manufacturing, increasing automation and reducing material and other costs in an effort to generate additional operational savings. We budget and track operational savings at the facility level, which management regularly reports and reviews.

Strong customer relations and program management

We believe that our customer relationships, program management capabilities, global presence, comprehensive product line, excellence in manufacturing, product innovation and quality assurance combine to provide us with significant competitive advantages. We have proven our ability to expand globally with customers, increase scale in a consolidating industry and be first-to-market with design and engineering innovations.

We have a high level of dedication to customer service, and for each major product launch we dedicate a team of sales representatives, engineers, quality specialists and senior management, who work together to ensure that the product launch is completed on time and consistent with rigorous quality standards. These characteristics have allowed us to remain a leading supplier to Ford and GM while steadily growing our business with European and Asian OEMs. Our capabilities are evidenced by our success in being awarded significant content on our customers’ top-selling platforms, including the Ford F-Series and GM’s GMT900 platform, which includes the Yukon, Tahoe, Sierra and Silverado vehicle models.

Global manufacturing footprint

We have established a global manufacturing footprint that allows us to serve our customers worldwide. Our global manufacturing operations are supported by 66 manufacturing locations and nine design, engineering and administrative locations around the world, including Australia, Belgium, Brazil, Canada, China, Czech Republic, France, Germany, India, Italy, Japan, Korea, Mexico, the Netherlands, Poland, Spain, the United Kingdom and the United States. Since 2004, we have increased our sales outside North America from 30% to 53%, largely reflecting our strategic focus on gaining exposure to high growth Asian markets and from key acquisitions in Europe. As part of our strategy, we operate several successful international joint ventures, which has allowed us to enter into new geographic markets, to acquire new customers and to develop new technologies. Our joint venture partners provide knowledge and insight into local markets and access to local suppliers of raw materials and components. We believe our global manufacturing footprint and proximity to customers provides us with a competitive advantage by allowing us to efficiently transport parts to local customers at a significantly lower cost as many of the parts are difficult to transport across long distances.

Incumbent position across diverse customer base

In 2009, our products were found in 17 of the 20 top-selling vehicle models in North America and in 19 of the 20 top-selling vehicle models in Europe. As the incumbent supplier to platforms, we have typically participated in the design of their successor platforms, and therefore, we believe we have been afforded a competitive advantage to win the upgrade and the ultimate replacement business. In addition, we believe that our presence on our largest customers’ highest-volume and most important platforms is a competitive advantage that allows us to further increase our market share, cross-sell our other product lines, fully leverage our lean initiatives, spread our fixed costs over higher volumes and increase our return on capital.

Experienced management team

Our senior management team has extensive experience in the automotive industry and collectively has over 130 years of experience in the industry. Our management team is focused on guiding us through the challenges facing the automotive industry and the changing economic environment through ongoing and continued cost reduction and restructuring initiatives and is intent on continuing to implement our business strategies. For more information on our executive officers, see “Management—Directors and Executive Officers.”

Conservative capital structure

Upon the emergence date, we significantly improved our leverage as compared to historical levels. As part of our plan of reorganization, we extinguished $1,126.7 million of prepetition debt, issued $450 million of our senior notes, and entered into our $125 million senior ABL facility. At the emergence date, we had $479.3 million of outstanding indebtedness, consisting of our senior notes and $29.3 million in other debt of certain of our foreign subsidiaries. Our senior ABL facility is subject to borrowing base limitations, and we had approximately $34.3 million of letters of credit outstanding but not drawn under our senior ABL facility on the emergence date. For the year ended December 31, 2009, the five months ended May 31, 2010 and the four months ended September 30, 2010, we had a net loss of $(356.1) million and net income of $636.3 million and $25.7 million, respectively. On a pro forma basis, for the year ended December 31, 2009 and on a combined pro forma basis for the nine months ended September 30, 2010, we had a net loss of $(332.4) million and net income of $44.7 million, respectively. We believe our emergence date capital structure is a conservative and stable structure.

Our Business Strategy

Continue optimization of our business and cost structure

We seek to optimize our business and cost structure so that we are appropriately configured in the rapidly changing environment in the automotive industry, with an emphasis on reducing our overall cost structure and making our manufacturing operations more efficient. Our primary areas of focus are:

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Identifying and implementing lean manufacturing initiatives. Our lean manufacturing initiatives focus on optimizing manufacturing by eliminating waste, controlling cost and enhancing productivity. Lean manufacturing initiatives have been implemented at each of our manufacturing and design facilities and continue to be an important element in our disciplined approach to operational excellence.

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Relocating operations to lower-cost countries. We are supplementing our Western European operations with Central and Eastern European facilities where there are lower operating costs and to more closely match our customers’ footprints for more efficient transport of parts. In addition, we have expanded our operations in China, India and Mexico.

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Consolidating facilities to reduce our cost structure. Our optimization efforts are designed to streamline our global operations and include taking advantage of opportunities to reduce our overall cost structure by consolidating and closing facilities. For example, in the second half of 2009, we closed two manufacturing facilities, one located in Ohio and another located in Germany, and in March 2010, we announced the closure of our manufacturing facility in Spain. We will continue to take a disciplined approach to evaluating opportunities that would improve our efficiency, profitability and cost structure.

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Maintaining flexibility in all areas of our operations. Our operational capital needs are generally lower than many in our industry and a major portion of our manufacturing machinery is movable from job-to-job, providing us flexibility in adapting to market changes and serving customers worldwide.

Further developing technologies

We will draw on our technical expertise to provide customers with innovative solutions. Our engineers combine product design with a broad understanding of material options for enhanced vehicle performance. We believe our reputation for successful innovation in product design and material usage is the reason our customers consult us early in the development and design process of their next generation vehicles.

Recent innovations that highlight our ability to combine materials and product design expertise can be found in the following products:

•	Safe Seal™. Safe Seal™ is a body sealing product featuring sensors built into the seal capable of reversing power windows, doors and partitions to prevent injury.

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Our new generation Hydro Body Mount. Our new generation Hydro Body Mount features patented Inertia-track design, combining plastic, metal and rubber to provide superior damping in the driver compartment for improved ride.

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Direct Injection Fuel Rail. Direct Injection Fuel Rails draw upon our innovative welding processes and understanding of metal dynamics to create high pressure capability for highly advanced direct injection engines, improving fuel economy and performance.

•	Stratlink. Utilizing our internal material engineering capabilities, we have developed a rubber compound that performs equally with externally sourced compounds, which will significantly reduce cost.

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PlastiCool. PlastiCool is a low cost, low weight, high temperature alternative to metal and rubber hose currently used in transmission cooling that offers a more robust joint design, improving quality and potentially reducing warranty costs. Additionally, because the material is smaller than current alternatives, it allows for greater design flexibility.

Continued emphasis on fuel efficient, global and high volume vehicles

We believe that by focusing on fuel efficient, global and high volume vehicles, we will be able to solidify and expand our global leadership position.

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Fuel efficient. With the recent shift in customer preferences toward light weight, fuel efficient vehicles, we intend to target small car, hybrid and alternative powertrains and increase the content we provide to these platforms. We believe that furthering our position in the small car and hybrid market and alternative powertrains will allow us to increase market share, create greater economies of scale and provide more opportunities to partner with customers.

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Global. Our global presence makes us one of the select few manufacturers of products in our product line areas who can take advantage of the many business opportunities that are becoming available worldwide as a result of the OEMs’ expanding emphasis on global platforms. Examples of successful global platforms we supply are the redesigned Ford Fiesta and GM’s Buick LaCrosse.

China, India and South America will continue to be regions of emphasis as their light vehicle market is projected to grow substantially as their economies continue to develop. In China, we are developing a substantial manufacturing and marketing presence to serve local OEMs, and we intend to follow our customers as they target other high growth developing markets.

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High volume. While smaller cars and crossover vehicles have grown in popularity, certain large car and truck platforms continue to be in demand and remain important to our business. For example, the Ford F-150 and GM’s GMT 900 platform (the Silverado, Sierra, Tahoe and Yukon nameplates) continue to be popular models for which we supply a broad range of our product offerings, including body sealing systems, anti-vibration systems and fuel, brake, emissions and thermal management components.

Through our extensive product portfolio, innovative solutions and broad global capabilities, we expect to continue winning new business across all major regions and automakers.

Developing systems solutions and other value-added products

We believe that significant opportunities exist to grow by providing complete subsystems, modules and assemblies. As a leader in design, engineering and technical capabilities, we are able to focus on improving products, developing new technologies and implementing more efficient processes in each of our product lines. Our body sealing products are visible to vehicle passengers and can enhance the vehicle’s aesthetic appeal, in addition to creating a barrier to wind, precipitation, dust and noise. Our AVS products are an important contributor to vehicle quality, significantly improving ride and handling. Our fluid handling modules and subsystems are designed to increase functionality and decrease costs to the OEM, which can be the deciding factor in winning new business.

Selectively pursuing complementary acquisitions and alliances

We intend to continue to selectively pursue complementary acquisitions and joint ventures to enhance our customer base, geographic penetration, scale and technology. Consolidation is an industry trend and is encouraged by the OEMs’ desire for fewer supplier relationships. We believe we have a strong platform for growth through acquisitions based on our past integration successes, experienced management team, global presence and operational excellence. In addition, we believe joint ventures allow us to penetrate new markets with less relative risk and capital investment. We currently operate through several successful joint ventures, including those with Nishikawa Rubber Company, Zhejiang Saiyang Seal Products Co., Ltd., Guyoung Technology Co. Ltd., Hubei Jingda Precision Steel Tube Industry Co., Ltd., or Jingda, Shanghai Automotive Industry Corporation, or SAIC, and Toyoda Gosei Co., Ltd., or Toyoda Gosei.

Developing business in non-automotive markets

While the automotive industry will continue to be our core business, we supply other industries with products using our expertise and material compounding capabilities. For example, we supply parts to customers in the technical rubber business and develop and produce synthetic rubber products for a variety of industry applications, including aircraft flooring, commercial flooring, insulating sheets for power stations, non-slip step coverings, rubber for appliances and construction applications. In our technical rubber business we fabricate products from a wide variety of elastomer compounds and can custom fit many applications.

Corporate History and Business Developments

Cooper-Standard Holdings Inc. was formed and capitalized in 2004 as a Delaware corporation and began operating on December 23, 2004, when it acquired the automotive segment of Cooper Tire & Rubber Company, or the 2004 acquisition. Cooper-Standard Holdings Inc. operates the business primarily through its principal operating subsidiary, Cooper-Standard Automotive Inc.

In February 2006, we acquired fifteen fluid handling systems operations in North America, Europe and China, or, collectively, FHS, from ITT Industries, Inc. In August 2007, we acquired MAPS from Automotive Sealing Systems S.A. We completed a related acquisition of MAP India in December 2007. In addition to the FHS and MAPS acquisitions, we acquired a hose manufacturing operation in Mexico from the Gates Corporation and a fuel rail operation in Mexico from Automotive Component Holdings, LLC, in 2005 and 2007, respectively. For additional information on our acquisitions, see note 5 to our audited annual financial statements.

From the time of the 2004 acquisition until March 2009, we operated our businesses through global operating divisions organized on a product-line basis. In March 2009, in response to a severe decline in worldwide automotive production that began in the second half of 2008, we announced the implementation of a comprehensive plan involving the discontinuation of our global product line operating divisions, formerly called the Body & Chassis Systems division and the Fluid Systems division, and the establishment of an operating structure organized on the basis of geographic regions. We now operate from two divisions, North America and International (covering Europe, South America and Asia). The new operating structure has allowed us to maintain our full portfolio of global products and provide unified customer contact points, while better managing our operating costs and resources. This plan resulted in a reduction in our worldwide salaried workforce by approximately 20%.

As part of the plan, our reporting segments changed to reflect the new operating structure. Segment information concerning sales to external customers, intersegment sales, segment profit, depreciation and amortization expense, capital expenditures and segment total assets for the last three fiscal years and the three and nine month periods ended September 30, 2010, respectively, is set forth in note 20 to our audited annual financial statements and note 16 to our unaudited consolidated financial statements, respectively, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results of Operations for the Year Ended December 31, 2009 ” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Operating Results.”

In addition to the measures associated with the reorganization of our operating units, we have implemented a number of restructuring initiatives in recent years, including the closure of facilities in North America, Europe and Asia. For information on these restructuring initiatives, see note 6 to our audited annual financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restructuring.”

Products

We supply a diverse range of products on a global basis to a broad group of customers across a wide range of vehicles. Our principal product lines are body and chassis products and fluid handling products. For the years ended December 31, 2008 and 2009, and the nine months ended September 30, 2010, body and chassis products accounted for 66%, 65% and 66%, respectively, of our sales, and fluid handling products accounted for 34%, 35% and 34%, respectively, of our sales. The top ten vehicle platforms we supply accounted for approximately 28% of our sales in 2008, 32% of our sales in 2009 and 34% of our sales for the nine months ended September 30, 2010. Our principal product lines are described below.

Product Lines	Solutions	Products & Modules	Market Position*
Body & Chassis:
Body Sealing	Protect vehicle interiors from weather, dust and noise intrusion	Extruded rubber and thermoplastic sealing, weather strip assemblies and encapsulated glass products	#1 globally

Anti-Vibration	Control and isolate noise and vibration in the vehicle to improve ride and handling	Engine and body mounts, dampers, isolators, springs, stamped or cast metal products and rubber products	#3 North America

Fluid Handling	Control, sense, measure and deliver fluids and vapors throughout the vehicle	Pumps, tubes and hoses, connectors and valves (individually and in systems and subsystems)	#2 globally

*	Market positions are management’s estimates, which are based on reports prepared by industry consultants commissioned by us in 2008. See “Market and Industry Data.”

Body & chassis products

We are a leading global supplier of automotive body sealing and AVS products. Body sealing products protect vehicle interiors from weather, dust and noise intrusion. AVS products isolate and reduce noise and vibration to improve ride and handling. Body sealing and AVS products lead to a better driving experience for all occupants. For the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2010, we generated approximately 66%, 65% and 66%, respectively, of total corporate revenue from the sale of body and chassis products (before corporate eliminations).

Body sealing

Based on third party analysis, we are the leading global supplier of body sealing products to the automotive industry. We are known throughout the industry to be a leader in providing innovative design and manufacturing solutions for complex automotive designs.

Our body sealing products are comprised of ethylene propylene diene M-class rubber, or EPDM-synthetic rubber, and thermoplastic elastomers, or TPE. The typical production process involves mixing of rubber compounds, extrusion (supported with metal and woven wire carriers or unsupported), cutting, notching, forming, injection molding and assembly.

Below is a description of our primary sealing products:

Product Category	Description
Dynamic seals

Designed and used for areas of the vehicle in which a gap exists between the vehicle body and movable closures. The seals function to isolate cockpit occupants and engine components from exterior climate conditions such as wind noise and water, providing the occupants with an improved vehicle experience.

Door seals: Sectional seal design that fits the door structure and body cabin to seal rain dust, and noise from the occupants of vehicles.

Body seals: Secondary seal used to provide further noise and aesthetic coverage of welt flanges on the vehicle body.

Hood seals: Located on body flanges in the engine compartment protecting against water and dust penetration while also reducing engine and road noise in the vehicle cabin during high speed travel.

Trunk lid and lift gate seals: Located on body flanges in the truck or lift gate compartment offering protection against water and dust penetration.

Lower door seals/rocker seals: Offers protection in the “rocker” area against water and dust penetration. Reduces loud road noise entering the cabin during high speed driving.

Sunroof seals: Creates a narrow sealing space and minimize resistance for the sunroof.

Static seals

Designed for stationary areas of the vehicle body. The seals function to isolate cockpit occupants and engine components from exterior climate conditions such as wind noise and water for improved vehicle experience.

Belt line seal: Provides protection against water, dust and noise for driver and passenger door moveable glass.

Glass run assembly: Enables the movable door glass and door to form one surface, improving glass movement and sealing the vehicle cabin from the exterior environment.

Quarter window trim/glass encapsulation: Integral pillar moldings and decorative plastic or metal corner trims seal fixed quarter side glass windows.

Appliqués: Also referred to as greenhouse moldings, these seals act as an aesthetic covering for A, B and C pillars.

Convertible seals	Sealing materials that combine compressibility with superior design for use on a convertible vehicle soft top weather sealing application.

Chassis

Based on third party analysis, we are one of the leading suppliers of AVS products in North America. We are known in North America for utilizing our advanced development and testing of AVS products and subsystems to provide innovative solutions.

Our AVS products include components manufactured with various types of rubber–natural rubber, butyl or EPDM in combination with stamped steel, aluminum or cast iron sub-components. Additionally, we supply brackets that are manufactured from stamped steel, aluminum or cast iron as individual final products. The typical production process for a rubber and metal product involves mixing of rubber compounds, metal preparation (cleaning and primer application), injection molding of the rubber and metals, final assembly and testing as required based on specific products.

Below is a description of our primary chassis products:

Product Category	Description
Body/cradle mounts

Enable isolation of the interior cabin from the vehicle body reducing noise, vibration and harshness.

Hydro body mounts: A body mount filled with fluid providing spring rate and damping performance that varies according to frequency and displacement of vibration. Conventional (non-hydro) mounts provide fixed response. Hydromounts can provide a more comfortable ride in a vehicle during idling or traveling.

Powertrain mounts

Secures and isolates vehicle powertrain noise, vibration, and harshness from the uni-body or frame.

Transmission mounts: Enables mounting of transmission to vehicle body while reducing vibration and harshness from the powertrain.

Torque strut: Controls the fore and aft movement of transverse mounted engines within their compartment while isolating engine noise and vibration from the vehicle body.

Hydro engine mounts: This technology applies the same principles as the above mentioned hydro body mounts specific for an engine application.

Suspension

Allows flexibility in suspension components and eliminates AVS from entering the interior cabin.

Hydrobushing: Similar benefits to hydromounts; however, these are designed to be installed in a link or control versus a bracket attached to a vehicle.

Mass damper: Developed to counteract a specific resonance at a specific frequency to eliminate undesirable vibration.

Fluid handling products

We are one of the leading global integrators of fluid subsystems and components that control, sense and deliver fluids and vapors in motor vehicles. We believe we are the second largest global provider of fluid handling system products manufactured in our industry. We offer an extensive product portfolio and are positioned to serve our diverse customer base around the world. Utilizing our core competencies in thermal management, emissions management and fuel delivery systems, we create the highest value for our global customers by engineering unique solutions that anticipate and exceed their needs through Design For Six Sigma, seamless launches, lean enterprise principles and key strategic alliances. For the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2010, we generated approximately 34%, 35% and 34% of total corporate revenue from the sale of fluid handling products (before corporate eliminations).

We support the green technology trend as our customers expand towards hybrids and alternative powertrains required to meet future fuel efficiency demands. We provide thermal management solutions that enhance hybrid and electric vehicle powertrain cooling systems and offer bio-fuel compatible materials for alternative fuel vehicles. Our products support improved fuel economy initiatives with light weight, high performance plastic and aluminum materials that reduce weight and offer an improved value equation. We specialize in complete fuel system integration encompassing products from the fuel rail to the fuel tank lines. We support reduced emissions through the control of flow and temperature of exhaust gas.

Our fluid handling products are principally found in four major vehicle systems: thermal management; fuel and brake; emissions management; and power management. Below is a description of our primary fluid handling products:

Product Category	Description
Thermal Management	Direct, control and transport oil, coolant, water and other fluids throughout the vehicle

	Engine oil cooling subsystems with over molded connections	Transmission oil cooling subsystems

	Engine oil cooler tube and hose assemblies	Transmission oil cooler tube and hose assemblies

	Engine oil cooling quick connects	Engine oil level indicator tube assemblies

	Electro/mechanical water valves and pumps	Integrated thermostats and plastic housings

	Coolant subsystems	Bypass valves

	Radiator and heater hoses	Auxiliary oil coolers

Fuel & Brake	Direct, control and transport fuel, brake fluid and vapors throughout the vehicle

	Fuel supply and return lines	Flexible brake lines

	Fuel/Vapor quick connects	Vacuum brake hoses

Fuel/Vapor lines

Emissions Management	Direct, control and transmit emission vapors and fluids throughout the vehicle

	Fully integrated exhaust gas recirculation modules	Exhaust gas recirculation valves

	EGR coolers and bypass coolers	DPF lines

	Exhaust gas recirculation tube assemblies	Secondary air tubes

Power Management	Direct, control and transmit power management fluids throughout the vehicle

	High pressure roof lines	Power steering pressure and return lines

	Hydraulic clutch lines	Air bag tubes

Supplies and Raw Materials

Raw material prices have fluctuated greatly in recent years. We have implemented strategies with both our suppliers and our customers to help manage spikes in raw material prices. These actions include material substitutions, use of hedging and leveraging our global buy. Global optimization also includes using benchmarks and selective sourcing from low cost regions. We have also made process improvements to ensure the most efficient use of materials through scrap reduction, as well as standardization of material specification to maximize leverage over a higher volume purchase.

The primary raw materials for our business include fabricated metal-based components, synthetic rubber, carbon black and natural rubber.

Patents and Trademarks

We believe one of our competitive advantages is our application of technological innovation to customer challenges. We hold over 500 patents in key product technologies, such as Daylight Opening Modules, Engineered Stretched Plastics, Low Fuel Permeation Nylon Tubing and Quick Connect Fluid Couplings, as well as core process methods, such as molding, joining and coating. Our patents are grouped into two major categories, products, which relate to specific product invention claims for products which can be produced, and processes, which relate to specific manufacturing processes that are used for producing products. The vast majority of our patents fall within the products category. We consider these patents to be of value and seek to protect our rights throughout the world against infringement. While in the aggregate these patents are important to our business, we do not believe that the loss or termination of any one of them would materially affect us. We continue to seek patent protection for our new products. Additionally, we develop significant technologies that we treat as trade secrets and choose not to disclose to the public through the patent process, but they nonetheless provide significant competitive advantage and contribute to our global leadership position in various markets.

We also have technology sharing and licensing agreements with various third parties, including with Nishikawa Rubber Company, one of our joint venture partners in body sealing products. We have mutual agreements with Nishikawa Rubber Company for sales, marketing and engineering services on certain body sealing products we sell and have maintained a relationship for more than 20 years. Under those agreements, each party pays for services provided by the other and royalties on certain products for which the other party provides design or development services.

We own or have licensed several trademarks that are registered in many countries, enabling us to protect and market our products worldwide. Key trademarks include StanPro® (aftermarket trim seals), Safe Seal™ (obstacle detection sensors) and Stratlink™ (proprietary TPV polymer).

Seasonality

Historically, sales to automotive customers are lowest during the months prior to model changeovers and during assembly plant shutdowns. However, economic conditions and consumer demand may change the traditional seasonality of the industry as lower production may prevail without the impact of seasonality. Historically, model changeover periods have typically resulted in lower sales volumes during July, August and December. During these periods of lower sales volumes, profit performance is lower but working capital improves due to continuing collection of accounts receivable.

Competition

We believe that the principal competitive factors in our industry are price, quality, service, performance, design and engineering capabilities, innovation and timely delivery. We believe that our capabilities in these core competencies are integral to our position as a market leader in each of our product lines. Our body and chassis products compete with Toyoda Gosei, Trelleborg, Tokai, Vibracoustic, Paulstra, Hutchinson, Henniges, Meteor, SaarGummi and Standard Profil, among others. Our fluid handling products compete with TI Automotive, Martinrea, Hutchinson, Conti-Tech and Pierburg Gustav Wahler, along with numerous smaller companies in this competitive market.

Customers

We are a leading supplier to the Detroit 3 in each of our product categories and are increasing our presence with European and Asian OEMs. During the year ended December 31, 2009, approximately 34.8%, 15.5%, 8.1%, 7.4% and 5.5% of our sales were of product on platforms produced by Ford, GM, Fiat, Volkswagen/Audi and

Chrysler, respectively. Our other major customers include OEMs such as Renault/Nissan, PSA Peugeot Citroën, BMW, Daimler and various Indian and Chinese OEMs. We also sell products to Visteon/ACH, Toyota, Porsche and, through NISCO, Honda. Our business with any given customer is typically split among several contracts for different parts on a number of platforms.

Backlog

Our OEM sales are generally based upon purchase orders issued by the OEMs and as such we do not have a backlog of orders at any point in time. Once selected to supply products for a particular platform, we typically supply those products for the platform life, which is normally six to eight years, although there is no guarantee that this will occur. In addition, when we are the incumbent supplier to a given platform, we believe we have an advantage in winning the redesign or replacement platform.

Research and Development

We operate nine design, engineering and administration facilities throughout the world and employ approximately 500 research and development personnel, some of whom reside at our customers’ facilities. We utilize Design for Six Sigma and other methodologies that emphasize manufacturability and quality. We are aggressively pursuing innovations that assist in resource conservation with particular attention to developing materials that are lighter weight and can be recycled. Our development teams are also working closely with our customers to design and deliver thermal management solutions for cooling electric motors and batteries for new hybrids. We also devote considerable research and development resources into AVS, resulting in high value, state-of-the-art solutions for our customers. These activities are applied not only in our AVS product lines, but also in body sealing (noise transmission isolation and abatement via vehicle windows and doors), fuel delivery systems (isolation of fuel injectors on fuel rails) and thermal management (noise and vibration free coolant pumps and valves). We spend significantly each year to maintain and enhance our technical centers, enabling us to quickly and effectively respond to customer demands. We spent $77.2 million, $81.9 million and $62.9 million in 2007, 2008 and 2009, respectively, on research and development.

Joint Ventures and Strategic Alliances

Joint ventures represent an important part of our business, both operationally and strategically. We have used joint ventures to enter into new geographic markets such as China, Korea and India to acquire new customers and to develop new technologies. In entering new geographic markets, teaming with a local partner can reduce capital investment by leveraging pre-existing infrastructure. In addition, local partners in these markets can provide knowledge and insight into local practices and access to local suppliers of raw materials and components. In North America, joint ventures have proven valuable in establishing new relationships with North American manufacturers. For example, we have business with Honda through our NISCO joint venture. In 2005, we acquired a 20% equity interest in and expanded our technical alliance with Guyoung, a Korean supplier of metal stampings, which built a manufacturing facility in Alabama that services Hyundai. In 2006, we finalized two joint venture agreements with Jingda, one of the largest tube manufacturers in China, to expand our presence in that country. As part of the acquisition of the MAPS business in 2007, we acquired a 47.5% equity interest in Shanghai SAIC-Metzeler Sealing Systems Co. Ltd., a joint venture with SAIC, which also owns a 47.5% equity interest, and Shanghai Qinpu Zhaotun Collective Asset Management Company, which owns the remaining 5% equity interest. This joint venture business is the leading manufacturer of automotive sealing products in China. Also, in 2007, we acquired a 74% equity interest in MAP India, a joint venture with Toyoda Gosei Co., Ltd., which owns the remaining 26% equity interest. MAP India is a leading manufacturer of automotive sealing products in India.

Geographic Information

In 2009, we generated approximately 47% of sales in North America, 40% in Europe, 6% in South America and 7% in Asia/Pacific. Approximately 27%, 14%, 11% and 9% of our sales were generated from our United States, German, Mexican and Canadian operations, respectively.

In 2008, we generated approximately 48% of sales in North America, 42% in Europe, 5% in South America and 5% in Asia/Pacific. Approximately 26%, 17%, 12% and 10% of our sales were generated from our United States, German, Canadian and Mexican operations, respectively.

In 2007, we generated approximately 61% of sales in North America, 31% in Europe, 5% in South America and 3% in Asia/Pacific. Approximately 34%, 15%, 13% and 12% of our sales were generated from our United States, Canadian, German and Mexican operations, respectively.

Employees

We maintain good relations with both our union and non-union employees and, in the past ten years, have not experienced any major work stoppages. We renegotiated some of our domestic and international union agreements in 2009 and have several contracts set to expire in the next twelve months. As of September 30, 2010, approximately 32% of our employees were represented by unions and approximately 13% of our employees were union represented employees located in the United States.

As of September 30, 2010, we had approximately 19,300 full-time and temporary employees.

Environmental

We are subject to a broad range of federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries, including those governing: emissions to air; discharges to water; noise and odor emissions; the generation, handling, storage, transportation, treatment and disposal of waste materials; the cleanup of contaminated properties; and human health and safety. We may incur substantial costs associated with hazardous substance contamination or exposure, including cleanup costs, fines and civil or criminal sanctions, third party property or natural resource damage, personal injury claims or costs to upgrade or replace existing equipment as a result of violations of or liabilities under environmental laws or the failure to maintain or comply with environmental permits required at our locations. In addition, many of our current and former facilities are located on properties with long histories of industrial or commercial operations and some of these properties have been subject to certain environmental investigations and remediation activities. We maintain environmental reserves for certain of these sites, which we believe are adequate. Because some environmental laws (such as the Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws) can impose liability retroactively and regardless of fault on potentially responsible parties for the entire cost of cleanup at currently or formerly owned and operated facilities, as well as sites at which such parties disposed or arranged for disposal of hazardous waste, we could become liable for investigating or remediating contamination at our current or former properties or other properties (including offsite waste disposal locations). We may not always be in complete compliance with all applicable requirements of environmental law or regulation, and we may receive notices of violation or become subject to enforcement actions or incur material costs or liabilities in connection with such requirements. In addition, new environmental requirements or changes to interpretations of existing requirements, or in their enforcement, could have a material adverse effect on our businesses, results of operations, and financial condition. For example, while we are not large emitters of greenhouse gases, laws, regulations and certain regional initiatives under consideration by the U.S. Congress, the U.S. Environmental Protection Agency, and various states, and in effect in certain foreign jurisdictions, could result in increased operating costs to control and monitor such emissions. We have made and will continue to make expenditures to comply with environmental requirements. While our costs to defend and settle claims arising under environmental laws in the past have not been material, such costs may be material in the future.

Properties

As of September 30, 2010, our operations were conducted through 75 facilities in 18 countries, of which 66 are manufacturing facilities and nine are used for multiple purposes, including design, engineering and administration. Our corporate headquarters is located in Novi, Michigan. Our manufacturing facilities are located in North America, Europe, Asia, South America and Australia. We believe that substantially all of our properties are in good condition and that we have sufficient capacity to meet our current and projected manufacturing and design needs. Our principal owned and leased properties, and the number of facilities in each location with more than one facility are set forth below.

Location	Principal Products	Owned/Leased
North America
United States
Auburn, Indiana	Anti-Vibration Systems	Owned
Auburn Hills, Michigan(a)	Design, engineering and administration	Leased
Bowling Green, Ohio(2)	Body Sealing and Fluid Handling	Owned
Bremen, Indiana(b)	Body Sealing	Owned
East Tawas, Michigan	Fluid Handling	Owned
Fairview, Michigan	Fluid Handling	Owned
Farmington Hills, Michigan(a)	Design, engineering and administration	Leased
Gaylord, Michigan	Body Sealing	Owned
Goldsboro, North Carolina(2)	Body Sealing	Owned
Leonard, Michigan	Fluid Handling	Owned
Mt. Sterling, Kentucky	Fluid Handling	Owned
New Lexington, Ohio	Fluid Handling	Owned
Novi, Michigan(a)	Design, engineering and administration	Leased
Oscoda, Michigan	Fluid Handling	Owned
Spartanburg, South Carolina	Body Sealing	Owned
Surgoinsville, Tennessee	Fluid Handling	Leased
Topeka, Indiana(b)	Body Sealing	Owned
Canada
Georgetown, Ontario	Body Sealing	Owned
Glencoe, Ontario	Fluid Handling	Owned
Mitchell, Ontario	Anti-Vibration Systems	Owned
Stratford, Ontario(3)	Body Sealing	Owned
Mexico
Aguacalientes	Body Sealing	Leased
Atlacomulco	Fluid Handling	Owned
Guaymas	Fluid Handling	Leased
Juarez	Fluid Handling	Owned
Saltillo	Fluid Handling	Leased
Torreon(2)(c)	Fluid Handling	Owned

South America
Brazil
Camaçari	Fluid Handling	Leased
Sao Paulo(a)	Sales & Administration	Leased
Varginha	Body Sealing and Fluid Handling	Owned
Europe
Belgium
Gent	Body Sealing	Leased
Czech Republic
Zdar	Fluid Handling	Owned

Location	Principal Products	Owned/Leased
France
Argenteuil(a)	Design, engineering and administration	Leased
Baclair	Body Sealing	Leased
Creutzwald	Fluid Handling	Owned
Lillebonne	Body Sealing	Owned
Vitré	Body Sealing	Owned
Germany
Grünberg	Fluid Handling	Leased
Hockenheim	Fluid Handling	Owned
Lindau	Body Sealing	Owned
Mannheim	Body Sealing	Owned
Schelklingen	Fluid Handling	Owned
Italy
Battipaglia	Body Sealing	Owned
Ciriè	Body Sealing	Owned
Netherlands
Amsterdam(a)	Administration	Leased
Poland
Bielsko-Biala	Body Sealing	Owned
Dzierzoniow(2)	Body Sealing	Owned
Myslenice	Body Sealing	Leased
Piotrkow	Body Sealing	Owned
Spain
Getafe(d)	Fluid Handling	Owned
United Kingdom
Coventry(a)	Design, engineering and administration	Leased
Asia Pacific
Australia
Adelaide	Fluid Handling	Owned
China
Changchun(b)	Fluid Handling	Leased
Chongqing	Fluid Handling	Owned
Huai-an(b)	Body Sealing	Leased
Jingzhou(b)	Fluid Handling	Owned
Kunshan	Anti-Vibration, Body Sealing and Fluid Handling	Owned
Panyu(b)	Body Sealing	Leased
Shanghai(b)	Body Sealing	Owned
Wuhu	Body Sealing	Owned
India
Chennai	Fluid Handling	Leased
Dharuhera(b)	Body Sealing	Leased
Ghaziabad(b)	Body Sealing	Leased
Gurgaon(b)	Body Sealing	Leased
Pune	Fluid Handling	Leased
Japan
Hiroshima(a)	Design, engineering and administration	Leased
Nagoya(a)	Design, engineering and administration	Leased
Korea
Cheong-Ju	Body Sealing	Owned
Seo-Cheon Gun	Body Sealing & Fluid Handling	Owned

(a)	Denotes non-manufacturing locations, including design, engineering or administrative locations.
(b)	Denotes joint venture facility.
(c)	One of the facilities at this location is scheduled to be closed in 2010.
(d)	Denotes location to be closed in 2010.

Legal Proceedings

We are periodically involved in claims, litigation and various legal matters that arise in the ordinary course of business. In addition, we conduct and monitor environmental investigations and remedial actions at certain locations. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably for us. A reserve estimate is established for each matter and updated as additional information becomes available. We do not believe that the ultimate resolution of any of these matters will have a material adverse effect on our business, financial condition or results of operations.

On August 3, 2009, we filed a voluntary petition for relief in the Bankruptcy Court to reorganize under chapter 11 of the Bankruptcy Code. We continued to operate our businesses and owned and managed our properties as a debtor-in-possession under the jurisdiction of the Bankruptcy Court in accordance with the applicable provisions of the Bankruptcy Code until we emerged from protection under chapter 11 of the Bankruptcy Code on May 27, 2010. See “Our Reorganization.”

MANAGEMENT

Directors and Executive Officers

Information regarding our directors and executive officers as of the date of this prospectus is set forth below.

Name	Age	Position
James S. McElya	63	Chairman, Director and Chief Executive Officer
Edward A. Hasler(1)	61	President
Allen J. Campbell	53	Vice President and Chief Financial Officer
Keith D. Stephenson	50	Chief Operating Officer
Michael C. Verwilst	57	Vice President, Mergers & Acquisitions
Timothy W. Hefferon	57	Vice President, General Counsel and Secretary
Kimberly Dickens	49	Vice President, Human Resources
Helen T. Yantz	50	Vice President and Corporate Controller
Glenn R. August	49	Director
Orlando A. Bustos	47	Director
Larry Jutte	54	Director
David J. Mastrocola	49	Director
Stephen A. Van Oss	56	Director
Kenneth L. Way	71	Director

(1)	On December 9, 2010, Mr. Hasler notified the Company that he would be retiring from his position as President of the Company effective July 1, 2011.

James S. McElya is the Chairman of our board of directors and our Chief Executive Officer, a position he has held since March 2009 and previously held from September 2006 to July 2008. He served as executive Chairman from July 2008 to March 2009. Mr. McElya served as President and Chief Executive Officer from the date of the 2004 acquisition to September 2006. He has been a member of our board of directors since the 2004 acquisition. He was President, Cooper-Standard Automotive and a corporate Vice President of Cooper Tire & Rubber Company from June 2000 until the 2004 acquisition. Mr. McElya has over 33 years of automotive experience. He was previously President of Siebe Automotive Worldwide, a division of Invensys, PLC and spent 22 years with Handy & Harman in various executive management positions, including President, Handy & Harman Automotive, and Corporate Vice President of the parent company. Mr. McElya is the current Chairman of the board of directors of the Motor & Equipment Manufacturers Association and is a past Chairman and current member of the board of directors of the Original Equipment Supplier Association. He is a member of the board of directors of the National Alliance for Accessible Golf.

Edward A. Hasler is our President. Mr. Hasler served as President and Chief Executive Officer from July 2008 to March 2009 and as Vice Chairman and President, North America from March 2009 until May 2010. He served as President and Chief Operating Officer from September 2006 to July 2008. Mr. Hasler was President, Global Sealing Systems from the date of the 2004 acquisition to September 2006. He was the President of the Global Sealing Systems Division and a corporate Vice President of Cooper Tire & Rubber Company from 2003 until the 2004 acquisition. Mr. Hasler was employed from 2000 to 2001 in Germany as Managing Director, Europe for GDX Corporation. Prior to joining GDX, Mr. Hasler had been with Cooper Tire for nearly 15 years. At Cooper Tire, Mr. Hasler held several senior posts including Vice President, Operations; and Vice President, Controller. He has both an MBA and a BS in Business Administration.

Allen J. Campbell is our Vice President and Chief Financial Officer, a position he has held since the 2004 acquisition. He was Vice President, Asian Operations of the Cooper-Standard Automotive division of Cooper Tire & Rubber Company from 2003 until the 2004 acquisition and served as Vice President, Finance of the division from 1999 to 2003. Prior to joining Cooper Tire, Mr. Campbell was with The Dow Chemical Company for 18 years and held executive finance positions for both U.S. and Canadian operations. Mr. Campbell is a certified public accountant and received his MBA in Finance from Xavier University.

Keith D. Stephenson is our Chief Operating Officer, a position he has held since December 2010. He served as President, International from March 2009 to December 2010. He served as President, Global Body & Chassis

Systems from June 2007 to March 2009. Mr. Stephenson was Chief Development Officer at Boler Company from January 2004 until October 2006. From 1985 to January 2004, he held various senior positions at Hendrickson, a division of Boler Company, including President of International Operations, Senior Vice President of Global Business Operations and President of the Truck Systems Group.

Michael C. Verwilst is our Vice President, Mergers & Acquisitions, a position he has held since March 2009. Previously, Mr. Verwilst served as President, Global Fluid Systems from June 2007 to March 2009. Mr. Verwilst joined the Company in 2003 as the Vice President, Strategic Planning and Business Development. Prior to joining the Company, Mr. Verwilst was a principal with Corporate Improvement Partners from 2001 to 2003. Mr. Verwilst held many executive positions with Federal-Mogul Corporation from 1978 to 2001, including Senior Vice President of Powertrain Systems and Vice President & General Manager of Powertrain Systems—Americas.

Timothy W. Hefferon is our Vice President, General Counsel and Secretary, a position he has held since the 2004 acquisition. Prior to joining the Company, Mr. Hefferon was with ThyssenKrupp USA Inc. from 1999 to 2004, where he served as Deputy General Counsel and with Federal-Mogul Corporation from 1994 to 1999, where he served as Associate General Counsel. He was a partner from 1985 to 1994 of Hill Lewis, a Detroit-based law firm, where he served on the executive committee. Mr. Hefferon received his law degree from the University of Michigan Law School.

Kimberly Dickens is our Vice President, Human Resources, a position she has held since March of 2008. Prior to joining the Company, Ms. Dickens served as Vice President, Human Resources at Federal Signal Corporation from 2004 to 2008. Previously, Ms. Dickens held numerous plant and divisional human resource positions at Borg Warner Corporation beginning in 1988, ultimately serving as Vice President, Human Resources from 2002 to 2004. Ms. Dickens has a BS in Industrial Health and Safety from Oakland University and an MBA from Lewis University.

Helen T. Yantz is our Vice President and Corporate Controller, a position she has held since January 2005. Previously, Ms. Yantz held the position of Director of Accounting and Assistant Vice President from 2001 to 2005. Prior to joining the Company, Ms. Yantz was Manager of Financial Reporting at Trinity Health Systems from 2000 to 2001. Previously, Ms. Yantz held various positions in finance at CMS Generations Co., a subsidiary of CMS Energy, from 1990 to 2000, ultimately serving as the Director of Accounting. Ms. Yantz is a certified public accountant and has a BS from Arizona State University.

Glenn R. August has been a director since May 2010. Mr. August is President and Senior Partner of Oak Hill Advisors, L.P., an investment management firm he co-founded in 1996. Mr. August was a Managing Partner of the predecessor to Oak Hill Advisors, which he co-founded in 1987. Mr. August previously worked in the mergers and acquisitions department at Morgan Stanley in New York and London. He earned an M.B.A. degree from Harvard Business School, where he was a Baker Scholar, and a B.S. degree from Cornell University. Mr. August currently serves on the board of directors of iStar Financial Inc., the Horace Mann School, The Mount Sinai Children’s Center Foundation and the 92nd Street Y.

Orlando A. Bustos has been a director since May 2010. Mr. Bustos is the Founder and has been the Senior Managing Director of OHorizons LLC since its inception in 2006. He also Chairs and is President of The OHorizons Foundation, which he co-founded in 2009. From 2005 through 2006, Mr. Bustos was the President, International at Saturn Electronics and Engineering. From 2002 through 2005, Mr. Bustos was the Executive Director, GM Global Powertrain Purchasing at General Motors. While at GM Global Powertrain he also served as Business Sector Leader for the Electronics and Controls, Hybrid systems, and Driveline Sectors. From 2003 through 2005 Mr. Bustos served as a director of GMI Diesel Engineering Ltd. in Japan. From 2002 through 2005 he served as a director of Isuzu Motors Polska Sp. z.o.o. in Poland. From 2002 through 2005 he also served as a director of DMAX Ltd. Prior to these positions, Mr. Bustos held a multitude of key leadership positions across regions, functions and business units at General Motors. Mr. Bustos holds an MBA Sloan Fellowship from the Massachusetts Institute of Technology and a B.S. in electrical engineering from Georgia Institute of Technology.

Larry Jutte has been a director since May 2010. Mr. Jutte previously served as Senior Vice President at Honda of America Manufacturing from 2001 until 2009 and was a member of the board of directors. Prior to that, Mr. Jutte has held various management and engineering positions at Honda since 1985, including vice president and plant manager. Mr. Jutte also serves on the board of directors for The Ohio State University Center for International Business Education and Research as well for the Koenig Equipment Co. In addition to serving on these boards, Mr. Jutte is Managing Member of Auld Technologies LLC since February 2009, and serves as President and COO of Ernie Green Industries Inc since March 2010.

David J. Mastrocola has been a director since May 2010. Mr. Mastrocola also serves as chairman of the governance committee of our board of directors. Mr. Mastrocola was a partner and managing director of Goldman, Sachs & Co., where he worked from 1987 until his retirement in 2008. During that period, Mr. Mastrocola held a number of senior management positions in the Investment Banking Division, including heading or co-heading the corporate finance, mergers/strategic advisory and industrials/natural resources departments. Mr. Mastrocola also served as a member of Goldman, Sachs & Co.’s firmwide capital and commitments committees. From 1983 to 1985, Mr. Mastrocola was a senior auditor at Arthur Andersen & Co. He earned a B.S. in Accounting from Boston College and an MBA from Harvard University. Mr. Mastrocola currently serves as a trustee for Save the Children Federation, Inc.

Stephen A. Van Oss has been a director since August 2008. Mr. Van Oss also serves as chairman of the audit committee of our board of directors. Mr. Van Oss is Senior Vice President and Chief Operating Officer for WESCO Distribution Inc., a position he has held since September 2009. From July 2004 to September 2009, Mr. Van Oss served as the Senior Vice President and Chief Financial and Administrative officer for WESCO. From 2000 to 2004, Mr. Van Oss served as Vice President and Chief Financial Officer of WESCO. He served as WESCO’s Director, Information Technology from 1997 to 2000 and as its Director, Acquisition Management in 1997. From 1995 to 1996, Mr. Van Oss served as Chief Operating Officer and Chief Financial Officer of Paper Back Recycling of America, Inc. He also held various management positions with Reliance Electric Corporation. Mr. Van Oss is a director of WESCO Distribution, Inc. and is a trustee of Robert Morris University.

Kenneth L. Way has been a director since the 2004 acquisition in December 2004. Mr. Way also serves as chairman of the compensation committee of our board of directors. Mr. Way served as the Chairman of the board of directors from 1988 through 2002 and CEO from 1988 to 2000 of Lear Corporation. Mr. Way had been affiliated with Lear Corporation and its predecessor companies for 37 years in various engineering, manufacturing and general management capacities. Mr. Way is also a director of CMS Energy Corporation.

Board of Directors

On the emergence date, in accordance with our plan of reorganization and our certificate of incorporation, the number of our directors was fixed at seven. In accordance with our plan of reorganization, our initial board, effective as of the emergence date, consists of (i) James S. McElya, our Chairman and Chief Executive Officer, (ii) Glenn R. August, who was nominated by Oak Hill Advisors L.P., on behalf of certain funds and separate accounts that it manages, pursuant to its nomination agreement, (iii) Orlando A. Bustos, who was nominated by Silver Point Capital L.P., on behalf of its affiliates and related funds, pursuant to its nomination agreement, (iv) Larry Jutte, an independent director who was nominated by Capital Research and Management Company, as investment advisor to certain funds it manages, TCW Shared Opportunity Fund IV, L.P., TCW Shared Opportunity Fund IVB, L.P., TCW Shared Opportunity Fund V, L.P., TD High Yield Income Fund and Lord, and Abbett & Co. LLC, as investment manager on behalf of multiple clients, pursuant to their nomination agreement in consultation with Mr. McElya, Korn/Ferry International and the creditors’ committee appointed in our bankruptcy proceedings, (v) David J. Mastrocola, who was nominated by Barclays Capital Inc. pursuant to its nomination agreement in consultation with Mr. McElya, Korn/Ferry International and the creditors’ committee, (vi) Stephen A. Van Oss, an independent director who was selected by us from our preemergence board of directors and (vii) Kenneth L. Way, an independent director who was selected by us from our pre-emergence board of directors. See “Certain Relationships and Related Party Transactions—Nomination Agreements” for a further description of the nomination agreements.

Committees of the Board of Directors

Our board of directors currently has an audit committee, a compensation committee and a governance committee.

Audit Committee

Our audit committee currently consists of Messrs. Mastrocola, Van Oss and Way. Mr. Van Oss serves as chairman of the committee. The audit committee currently is responsible for: (i) reviewing and discussing with management and our independent auditors our annual audited financial statements and quarterly financial statements and any audit issues and management’s response; (ii) reviewing and discussing with management and our independent auditors our financial reporting and accounting standards and principles and significant changes in such standards and principles or their application; (iii) reviewing and discussing with management and our independent auditors our internal system of financial controls and disclosure controls and our risk assessment and management policies and activities; (iv) reviewing and evaluating the independence, qualifications, and performance of our independent auditors; (v) reviewing our legal compliance and ethics programs and investigating matters relating to management’s integrity, including adherence to standards of business conduct established in our policies; and (vi) taking such actions as may be required or permitted under applicable law to be taken by an audit committee on behalf of us and our board of directors.

Compensation Committee

Our compensation committee currently consists of Messrs. August, Bustos and Way. Mr. Way serves as chairman of the committee. The compensation committee currently is responsible for: (i) the review and approval of corporate goals, objectives and other criteria relevant to the compensation of the Chief Executive Officer and other executive officers; (ii) the evaluation of the performance of the Chief Executive Officer and other executive officers and the determination and approval of their compensation; (iii) the review and approval of executive compensation programs; (iv) the review of director compensation and director and officer indemnification and insurance matters; (v) the review and approval of contracts and transactions with executive officers; (vi) the review and approval of equity-based compensation plans and awards made pursuant to such plans; (vii) the approval, review and oversight of our employee benefit plans, including the delegation of responsibility for such programs to the executive officers of the Company; and (viii) taking such actions as may be required or permitted under applicable law to be taken by a compensation committee on behalf of us and our board of directors.

Pursuant to certain of the nomination agreements, if a director of the board of directors who was nominated by Silver Point Capital, L.P. or Barclays Capital Inc. or any of their affiliates is designated as a member of the initial compensation (or equivalent) committee, we are required to take all necessary steps to cause the member of the board of directors nominated by Oak Hill Advisors L.P. to be designated as a member of such committee. If a director of the board of directors who was nominated by Oak Hill Advisors L.P. or any of its affiliates is designated as a member of the initial compensation (or equivalent) committee, we have to take all necessary steps to cause either (i) the member of the board of directors nominated by Barclays Capital Inc. or any of its affiliates or (ii) a nominee designated by Silver Point Capital, L.P. or any of its affiliates, to be designated as a member of such committee. Any material decisions or actions of the board of directors’ compensation (or equivalent) committee shall require the approval of the entire board of directors. Mr. Bustos was nominated to our board of directors by Silver Point Capital, L.P. Mr. August was nominated to our board of directors by Oak Hill Advisors L.P.

Governance Committee

Our governance committee currently consists of Messrs. Jutte, Mastrocola and Van Oss. Mr. Mastrocola serves as chairman of the committee. The governance committee currently is responsible for nominating candidates for our board of directors and assisting our board of directors in discharging its responsibilities relating to its organization, membership and performance and other issues relating to our corporate governance.

Compensation Committee Interlocks and Insider Participation

Our compensation committee currently consists of Glenn R. August, Orlando A. Bustos and Kenneth L. Way. Mr. August is President and Senior Partner for Oak Hill Advisors, L.P. Funds and accounts managed by Oak Hill Advisors, L.P. are among the Backstop Parties. Mr. Bustos was nominated by Silver Point Capital L.P., on behalf of its affiliates and related funds. Funds and accounts managed by Silver Point Capital L.P. are among the Backstop Parties. See “Certain Relationships and Related Party Transactions” for a description of the equity commitment agreement, the equity registration rights agreement and the nomination agreements that we entered into with the Backstop Parties. Otherwise, no interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Director Independence

Because our securities are not listed on any national securities exchange, we are not required to have a majority of, or any, independent directors. However, we determine our independent directors pursuant to the standards of the New York Stock Exchange. Currently, we have three directors that we have determined to be independent under such standards: Messrs. Jutte (governance committee member), Van Oss (audit committee and governance committee member) and Way (audit committee and compensation committee member). Mr. Mastrocola is a member of the audit committee and the governance committee and is not independent under the standards for independence of each such committee. Messrs. August and Bustos are members of the compensation committee and are not independent under the standards for independence of such committee.

Removal of Directors

Our certificate of incorporation provides that any or all of the members of our board of directors may be removed from office at any time, with or without cause, by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Limitation of Personal Liability

Our certificate of incorporation provides that no current or former member of our board of directors will be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL. If the DGCL is amended to authorize further limitation or elimination of the liability of directors, then the liability of a director to us or our stockholders will be limited or eliminated to the fullest extent permitted by the DGCL, as so amended.

Indemnification of Directors and Officers

Our certificate of incorporation contains mandatory indemnification provisions for our current and former directors and officers as described generally below.

We will be obligated to indemnify and hold harmless, to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, hereinafter referred to as a proceeding, by reason of the fact that he or she is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, hereinafter referred to as a Covered Person, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding, and such right to indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except for proceedings to enforce rights to indemnification, we will indemnify a Covered Person in connection with a proceeding (or part thereof) initiated by the Covered Person only if the proceeding (or part thereof) is authorized by the board. The Covered Person will have the right to be paid by us the expenses incurred in defending or otherwise participating in any such proceeding in advance of its final disposition.

In addition, we will be required pursuant to our bylaws to be the indemnitor of first resort (i.e., our obligations to any Covered Person will be primary and any obligation of third party indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any Covered Person are secondary).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Other Matters Concerning Directors and Executive Officers

SEC regulations require us to describe certain legal proceedings, including bankruptcy and insolvency filings involving our directors or executive officers or companies of which a director or executive officer was an executive officer at the time of filing. Each of the executive officers listed above served as an executive officer of the Company at the time we filed for protection under chapter 11 of the Bankruptcy Code in August of 2009. Further, Messrs. Van Oss and Way served as directors of the Company at the time we filed for protection under chapter 11 of the Bankruptcy Code in August of 2009.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics Policy that applies to all directors, officers and employees of the Company and our subsidiaries, including our chief executive officer, our chief financial officer and our controller. The Code of Business Conduct and Ethics Policy is available on our website at www.cooperstandard.com. We will also post on our website any amendment to, or waiver from, a provision of our policies that applies to our chief executive officer, chief financial officer or controller, and that relates to any of the following elements of these policies: honest and ethical conduct; disclosure in reports or documents filed by us with the SEC and in other public communications; compliance with applicable laws, rules and regulations; prompt internal reporting of code violations; and accountability for adherence to the policies.

Compensation Discussion and Analysis

Executive summary

This Compensation Discussion and Analysis describes the key principles and material elements of our compensation policies for the “Named Executive Officers” of the Company identified below in “—Executive compensation”. Much of what is discussed below, however, applies generally to our executives and is not limited to the Named Executive Officers.

The compensation committee, with the assistance of independent executive compensation consultants, regularly reviews the various elements of our executive compensation program. In reviewing elements of compensation, we have normally placed considerable emphasis on performance-based compensation to ensure executives are compensated for annual and long-term results. Performance-based components of compensation have historically included annual bonuses tied to annual adjusted EBITDA results, long-term incentive plan awards pertaining to three year performance periods, a stock incentive plan and a management stock purchase plan.

In the latter part of 2008 and continuing into 2009, we implemented a number of cost-reduction measures in response to the conditions in the automotive industry and general economy that negatively impacted our financial results and ultimately led to the filing of the chapter 11 cases. These cost-reduction measures included temporary reductions in base pay, mandatory vacation without pay, bonus opportunities and benefits applicable to our salaried employees, including the Named Executive Officers, which are described under “—Processes relating to executive compensation—Executive compensation review and determinations for 2009”.

As conditions in the automotive industry and our financial performance improved in the latter months of 2009, the compensation committee discontinued certain of the temporary cost-reduction measures that affected executive compensation. The compensation committee did not authorize new stock options or other awards under our stock incentive plan. Under our plan of reorganization, our common stock was cancelled upon emergence from bankruptcy. Compensatory actions related to emergence from bankruptcy are discussed under “—Compensation matters following emergence from bankruptcy.”

Compensation philosophy and objectives

The objective of our compensation program has been to link executive compensation to our performance in a manner that accomplishes the following:

•	enables us to attract and retain a highly qualified executive leadership team;

•	aligns the interests of executives with those of stockholders; and

•	motivates our leadership team to implement our long-term growth strategy while delivering consistently strong financial results.

The program was designed to reward sustained enterprise value growth through incentives based on the achievement of performance objectives over varying time periods. As detailed below, our incentive programs emphasize specific Company or group-wide objectives over subjective, individual goals. Discretionary features of these programs allow for the recognition of achievements which the objective performance criteria do not fully measure but which further our key strategies. Base salary has been designed, in general, to be near the median of the range applicable to companies deemed comparable to us and performance-based compensation has been designed to provide opportunities above median levels in the industries in we compete for executives.

Processes relating to executive compensation

It is the responsibility of the compensation committee to assist in discharging our board of directors’ responsibilities relating to the compensation of our directors and executive officers and the oversight of compensation plans, policies and benefit programs. Our human resources executives and professionals support the compensation committee in its work. In evaluating and determining the salary and incentive compensation of our senior leadership team, the compensation committee receives information from our Global Vice President, Human Resources and recommendations from the CEO. The compensation committee as a whole, following discussions with the CEO, meets privately and determines the salary and incentive compensation of the CEO. Executives whose compensation is under consideration are not present during the compensation committee’s review meetings. The considerations, criteria and procedures applicable to these determinations are discussed under “—Executive Compensation Components.”

Executive compensation review and determinations for 2009. In evaluating and determining the compensation of our executives for 2009, the compensation committee departed from its normal practices due to the severe conditions in the automotive industry and general economy that ultimately led to the filing of the chapter 11 cases in August 2009. In the fourth quarter of 2008 and the first quarter of 2009, we, with the approval of the compensation committee, implemented special cost-reduction measures affecting executive compensation, including the compensation of the Named Executive Officers. These included a temporary 10% reduction in base salary that remained in effect from January 2009 through September 2009; the suspension of our annual bonus plan program applicable to our executive officers for the first half of 2009; mandatory one week unpaid vacation; the suspension of fixed matching contributions under the qualified defined contribution plan applicable to the Named Executive Officers that remained in effect from January 2009 through December 2009 and the freezing of benefit accruals under the qualified defined benefit retirement plans applicable to the Named Executive Officers.

These actions did not reflect a permanent change in our compensation philosophy or practices, but were taken as temporary measures in response to extraordinary conditions. Early in 2009, the compensation committee had retained Hewitt Associates to assist in conducting a comprehensive review of our executive compensation program including an assessment of the competitiveness of the program as compared to the external marketplace and the recommendation of appropriate changes in the program. During the course of the year, the compensation committee determined that, in light of the extraordinary circumstances and the temporary cost-reduction measures implemented during the year, the program review as initially contemplated should be deferred. The base salaries and cash incentive award target levels applicable to our senior executives that had been established for 2008 were kept in place for 2009 subject to the temporary cost-reduction measures described above and more fully described under “—Executive Compensation Components.” The executive compensation review that resulted in the determination of executive compensation for 2008, and which had the above-mentioned carry-over effect into 2009, is described below under “—2008 Executive Compensation Review”.

2008 executive compensation review. In evaluating the compensation of our executives for 2008, the compensation committee engaged Towers Perrin to assess the market competitiveness of our executive compensation program at the time with particular focus on total direct compensation, comprised of base salary, annual incentive award opportunities, long-term incentive award opportunities, executive perquisites other than core health and welfare benefits, and executive severance and change-in-control benefits. Towers Perrin compared our programs in these areas with those of two comparator groups: a group of eleven automotive suppliers selected on the basis of annual sales (ranging from $907 million to $12.4 billion, with a median of $5.0 billion) and a group of 50 companies from various industrial segments also selected on the basis of annual sales (ranging from $290 million to $10.7 billion, with a median of $2.7 billion), as follows:

Automotive supplier revenue-based comparator group

• American Axle & Mfg	• Eaton Corp	• Navistar International

• ArvinMeritor	• Fleetwood Enterprises	• PPG Industries Inc

• CLARCOR Inc.	• Hayes-Lemmerz	• Timken Co

• Cooper Tire & Rubber	• Ingersoll-Rand Co Ltd

Broad industrial comparator group

• Air Products and Chemicals Inc	• GATX Corp	• OMNOVA Solutions Inc

• American Axle & Mfg.	• Harley-Davidson Inc.	• Owens-Illinois Inc.

• Arctic Cat Inc.	• Harman International Industries	• Parker-Hannifin Corp

• ArvinMeritor Inc	• Harsco Corp	• Plum Creek Timber Co Inc

• Ball Corp	• Hayes Lemmerz	• Rockwell Automation Inc.

• Black & Decker Corp	• HNI Corp	• Smurfit-Stone Container

• Brady Corp	• IDEX Corporation	• Sonoco Products Co

• Cameron International Corp	• ITT Corp	• Steelcase Inc.

• Chesapeake Corp	• Kaman Corp	• Sybron

• CLARCOR Inc	• Lafarge North America	• Terex Corp

• Constar International Inc	• Louisiana-Pacific Corp	• Thomas & Betts Corp

• Cooper Tire & Rubber Co	• MeadWestvaco Corp	• Timken Co (The)

• Donaldson Co Inc.	• Milacron Inc.	• Toro Co (The)

• Dresser-Rand Group Inc	• Mine Safety Appliances Co	• Trinity Industries Inc

• Fleetwood Enterprises Inc.	• Monaco Coach Corp	• USG Corp

• Flowserve Corp	• MSC Industrial Direct Co	• Valmont Industries Inc

• Fortune Brands Inc.	• Navistar International Corp

The compensation committee reviewed the report of Towers Perrin with the CEO and other members of executive management. The compensation committee considered the Towers Perrin report in determining the total compensation of senior management for 2008, but did not target any percentile level among the comparator groups used in the report in determining the appropriate level of each element of compensation for the executive leadership team. The compensation committee also took into account distinctions between our equity-based incentive compensation programs and those offered by many of the companies in the comparator groups arising out of the fact that our common stock was not publicly traded as was the case with many of the comparator group companies. Taking into account the above, the survey data generally reaffirmed that compensation of the executive leadership team as then approved by the compensation committee was in accordance with the our overall compensation strategy at the time.

Executive compensation components

The elements of compensation available to our executives are:

Base salary. Our senior executives are paid a base salary that is determined prior to or at the beginning of each fiscal year or upon changes in roles or positions within the Company. The compensation committee determines the salary of the CEO and, upon the recommendation of the CEO, the salaries of other members of the executive leadership team. The salaries of other executives are determined by the executives to whom they report, upon consultation with the CEO. Our policy is to pay base salaries that are competitive in the markets in which it competes for executives and that take into account the responsibilities and contributions of each executive. The base salary provides executives with a regular stream of income.

As described above under “—Executive compensation review and determinations for 2009”, due to the severe industry and economic conditions at the time, the compensation committee did not make use of new surveys or other competitive benchmarking practices in determining the base salaries of our senior executives for 2009. At the recommendation of senior management, and consistent with actions taken with respect to other of our salaried employees, the compensation committee implemented a temporary 10% reduction in the base salaries of senior executives, including the Named Executive Officers, from the base salary levels in effect for 2008. These temporary reductions were in effect from January 1 through September 30, 2009, at which time the 2008 base salary levels were reinstated due to improved industry conditions and financial results. Mr. Stephenson’s salary was increased as of December 28, 2009 after further review by the compensation committee at that time, in connection with a market review of his position.

Annual bonus. Prior to or early in each fiscal year, the compensation committee normally determines target annual bonus amounts payable to our senior executives, including the Named Executive Officers, upon the achievement of performance targets established by the compensation committee for the year. The targets are generally set in terms of the adjusted EBITDA of us as a whole or, in some cases, of a particular operating division. Adjusted EBITDA is calculated, in general, as consolidated net income plus the sum of i) consolidated interest expense; ii) consolidated income tax expense; iii) any non-cash charges, losses or expenses; iv) most non-recurring fees, cash charges and other cash expenses; v) non-specified restructuring charges limited to 7.5% of adjusted EBITDA; vi) non-recurring fees, expenses or charges related to professional or financial advisory, financing, underwriting and other similar services related to equity offerings, investments, acquisitions, divestitures or recapitalizations; vii) extraordinary charges or losses; viii) losses related to discontinued operations; ix) losses in respect of business or asset dispositions outside the ordinary course; and x) non-recurring restructuring charges related to the integration of businesses acquired in certain acquisition transactions, subject to certain restrictions. Additional adjustments are sometimes made for extraordinary events upon approval of the compensation committee. Adjusted EBITDA is deemed by us to be an appropriate objective measurement of the financial performance of the Company or a division for that year.

In addition to establishing an adjusted EBITDA performance target, the achievement of which entitles senior executives to bonus payments at the target levels, the compensation committee establishes a “threshold” performance target, the achievement of which entitles executives to an annual bonus equal to 50% of the target bonus amounts. No bonuses are payable if we fails to meet the threshold performance target. In addition, the compensation committee sets a “superior performance” target, the achievement of which entitles executives to an annual bonus equal to 200% of the target bonus amounts. The superior performance adjusted EBITDA level represents a goal deemed unlikely of achievement at the beginning of the year based on the assumptions underlying the business plan, except upon performance substantially exceeding expectations. Annual bonus payments are determined on a linear basis for adjusted EBITDA attainment above the “threshold” level but not precisely at the “target” or “superior performance” level. In the first quarter following the end of the fiscal year to which the bonus applies, the compensation committee determines whether, and to what extent, the applicable performance targets were achieved based on our financial results for the fiscal year. The compensation committee may take into account special circumstances and adjust applicable performance targets and bonuses. The annual incentive bonus is designed to focus the executive leadership team on the achievement of strong financial performance over a one-year period.

As described above under “—Processes relating to executive compensation—Executive compensation review and determinations for 2009”, due to the severe industry and economic conditions at the time, the compensation committee, at the recommendation of senior management, suspended the annual bonus program applicable to senior executives for the first half of 2009. For the second half of 2009, the compensation committee approved executive bonus opportunities with target amounts set at 50% of the amounts originally established for 2009 prior to the suspension of the program. The compensation committee established the half-year bonus target amount for each member of the executive leadership team based on a percentage of base salary. With respect to the Named Executive Officers, the percentage was 50% for Messrs. McElya and Hasler, and 32.5% for Messrs. Campbell, Stephenson and Verwilst. The compensation committee set adjusted EBITDA performance targets (applicable to the executives as a whole) for the second half of 2009 in accordance with our 2009 business plan applicable to that period, as follows: second-half adjusted EBITDA of $95,220,000 (“threshold performance”) for a pay-out of 50% of the executives’ half-year target bonuses; second-half adjusted EBITDA of $105,800,000 (“target performance”) for a pay-out of 100% of the executives’ half-year target bonuses; and second-half adjusted EBITDA exceeding $122,000,000 (“superior performance”) for a maximum pay-out of 200% of the respective executives’ half-year target bonus.

For the second half of 2009, superior performance was achieved such that each executive received a maximum pay-out of 200% of his half-year target bonus.

Long term incentive compensation. We have a Long Term Incentive Plan, or LTIP, which provides for the granting by the compensation committee of performance-based awards to executive officers covering performance periods of one year or longer. Awards are normally granted in the first quarter of each year; however, interim grants may be made in the case of new hires or promotions. At the time awards are granted, the compensation committee establishes performance targets and a payment scale which determines payout amounts at different levels of performance. After the end of the performance period, the compensation committee determines whether, and to what extent, performance targets have been achieved and the amount of any awards that have been earned. Award amounts are subject to discretionary adjustment by the compensation committee (they may be adjusted downward up to 80% or upward up to 150%). If a participant engages in “inimical conduct,” meaning an action or omission contrary to our best interest, before payment of an award is made, the payment is subject to forfeit. LTIP awards are designed to focus the executive leadership team on strong, sustained cash generation and have therefore been based on the achievement of operating cash flow objectives for us as a whole, generally over three-year performance periods.

At the time LTIP awards are granted, the compensation committee establishes a target award amount for each executive which represents the amount the executive will receive at the conclusion of the applicable performance period if performance targets are exactly met during the period. Target award amounts are based on the level of responsibility of the executive and other performance-based factors.

LTIP awards have historically been based on the achievement of operating cash generation goals. Based on our business plan, the compensation committee establishes specific operating cash flow targets for us as a whole on an annual basis. The “target” performance level represents what the compensation committee deems to be good operating cash flow performance for the year which is reasonably capable of achievement at a high level of performance on the part of the executive leadership team and our employees, based on the assumptions and business conditions on which our business plan is based. LTIP awards for the three-year performance period ending December 31, 2009 were based on the achievement of operating cash flow targets for the years ending December 2007, 2008 and 2009. The target operating cash flow for 2007 was established at $108,200,000, for 2008 at $179,000,000, and for 2009 at $122,500,000.

At the end of each LTIP performance period, the compensation committee determines the extent to which our mean average operating cash flow performance during the performance period met the mean average of the annual operating cash flow targets established by the compensation committee during the period. Subject to the right of the compensation committee to make adjustments under the plan, LTIP award payouts are determined in accordance with the following:

Achievement Level (Average)	Payout % of Target Opportunity
Less than 90% of mean target	0%
At 90% of mean target	50%
Each 1% over 90%	+5%
At target	100%
Each 1% above target	+10%

For the three-year performance period ending December 31, 2009, performance was 9.34% above target.

Stock incentive plan. Although the compensation committee of our board of directors was authorized to grant options at any time under the 2004 Cooper-Standard Holdings Inc. Stock Incentive Plan, options have historically not been granted on an annual or other regular or prescribed basis. The tranche of time-based options that vested as of December 23, 2009 was the last tranche of options outstanding under the Stock Incentive Plan subject to time or performance-based vesting. Due to the severe industry and economic conditions that prevailed during the first half of 2009 and the ultimate filing of the chapter 11 cases, the compensation committee determined that it was not appropriate to grant new options during 2009. The options outstanding under the 2004 Cooper-Standard Holdings Inc. Stock Incentive Plan were cancelled upon emergence from bankruptcy.

Management stock purchase plan. We maintain a nonqualified Deferred Compensation Plan which allows eligible executives and directors to defer base pay, bonus payments and long-term incentive pay and have it allocated on a pre-tax basis to various investment alternatives and ultimately distributed to the executive at a designated time in the future. The plan includes a feature referred to as the “Management Stock Purchase Plan” which provides participants the opportunity to “purchase” Company stock units with income deferred under the Deferred Compensation Plan at a price based on the fair value of our common stock as determined by the compensation committee. Purchased stock units are matched by us at year-end on a one-for-one basis, subject to an annual aggregate cap for all executives of $1,500,000 worth of matching units or 15,000 matching units, whichever is less. The compensation committee can increase the cap in any year. If the matching units are over-subscribed in a given year, participants receive a pro rata number of matching units based on the amount of stock units the participant purchased that year through deferrals. Matching units vest ratably over a three-year period, and may vest earlier upon a participant’s death, disability, retirement or termination by us without cause or by the participant for good reason. Matching units also become 100% vested upon the occurrence of a change in control for participants who are employed with us immediately prior to such change in control. Stock units are distributed to participants in the form of actual shares of our common stock, subject to restrictions on transfer, at a time in the future designated by the participant (though at our sole discretion, we may pay purchased units out in cash). A variety of other deemed fixed income and equity investment options are also available under the plan (which mirror the investment options available under the our qualified 401(k) plans), though deferrals allocated to such options are not matched.

The timing and form of future payments are specified in the elections submitted by participants with respect to deferrals made for any plan year. Executives may elect to receive payment beginning either at separation from service or at an otherwise specified date (generally at least three years after the year in which the deferrals are made). The form of payment for a given year’s deferral account can be any of the following: (i) single lump sum; (ii) annual installments for five years; (iii) annual installments for ten years; or (iv) a specified percentage of the account paid as a lump sum, and the remainder paid in either five annual installments or ten annual installments.

The Management Stock Purchase Plan is available to a broader group of executives than those who currently hold options under the Stock Incentive Plan. Due to the filing of the chapter 11 cases, the stock units outstanding under the Management Stock Purchase Plan were cancelled, and we do not currently consider the plan as an important component of its incentive-based compensation program.

Retirement plan benefits. The Named Executive Officers participate in our qualified defined benefit retirement plan, our qualified defined contribution investment savings plan and our nonqualified supplementary benefit plan. Benefits under these plans provide executives with an income source during their retirement years, and reward executives for long service to us. We believe that our retirement plans are generally competitive in the industries in which we compete for executives and assist us in attracting and retaining a high caliber executive leadership team.

This section summarizes the terms of the retirement benefits in effect as of December 31, 2009. In response to the continued economic downturn affecting our industry, we decided in December 2008 to implement a number of cost-reduction measures that became effective in 2009. These measures included a freeze in future accruals under our qualified defined benefit retirement plan effective February 1, 2009 and a suspension of fixed matching contributions under our qualified defined contribution investment savings plan. Our nonqualified supplementary benefit plan continues to accrue benefits but does not “make up” for benefit accruals that are lost due to the changes in the qualified plans described above. After undertaking the emergency measures described above, we also conducted an overall qualified retirement program design review during the 2009 calendar year and implemented a new qualified retirement program which became effective January 1, 2010, a brief summary of which is provided later in this section under the heading “—Defined contribution retirement plans”.

Defined benefit retirement plans. The Cooper-Standard Automotive Inc. Salaried Retirement Plan, or CSA Retirement Plan, is a defined benefit plan that covers all our non-union employees in the United States, including the Named Executive Officers. As indicated above, a freeze in future accruals under the CSA Retirement Plan became effective on February 1, 2009. However, because the terms of the CSA Retirement Plan are still relevant in the determination of ongoing pension accruals under the Supplementary Benefit Plan (as further described below), a summary of such terms has been retained in this prospectus.

The CSA Retirement Plan is funded by our contributions only. There are two types of benefits under the plan, a cash balance benefit and a final average pay benefit. There are two separate “grandfathered” final average pay formulas in the plan, but only one of those formulas applies for purposes of the Named Executive Officers whose benefits are governed by final average pay provisions, so that formula is described herein. The final average pay benefit was closed effective January 1, 2002 with respect to any participant who was not at least 40 years of age and had at least 15 years of earned service as of that date.

The cash balance portion of the CSA Retirement Plan states benefits in the form of a hypothetical account established for each participant. Prior to the February 1, 2009 CSA Retirement Plan freeze, cash balance accounts increased by two components: a pay credit equal to a stated percentage of his or her compensation (as defined more specifically below under “Determination of benefits under plans”) each year, and an earnings credit equal to the interest rate paid on 30-year Treasury bonds times the hypothetical account balance. Effective with the February 1, 2009 freeze, future pay credits are no longer provided under the CSA Retirement Plan, but future interest credits are still provided.

The final average pay benefit portion of the CSA Retirement Plan provides benefits stated as an annuity equal to 1.5% times average compensation (the highest five of the last ten years, as further described below in “Determination of benefits under plans”) times years of service. Effective with the February 1, 2009 freeze, additional accruals related to service earned and pay received after the freeze are no longer provided under the

CSA Retirement Plan. This final average pay benefit is payable on an unreduced basis at age 62 or upon attainment of age 55 with 30 years of service.

We maintain the Cooper-Standard Automotive Inc. Nonqualified Supplementary Benefit Plan, or the Supplementary Benefit Plan, for the benefit of certain employees (those who are members of a select group of highly-compensated executive employees, including the Named Executive Officers). The Supplementary Benefit Plan provides for an additional pension benefit that is designed to compensate for any reduced benefits under the CSA Retirement Plan due to limits imposed by the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The Supplementary Benefit Plan is also designed to provide Mr. McElya a final average pay benefit as if he were eligible for the benefits described under “Final average pay design” below. For cash balance participants, the Supplementary Benefit Plan also provides for an enhanced pay credit as further described under the heading “Determination of benefits under plans” below. The Supplementary Benefit Plan continues to accrue benefits but does not “make up” for benefit accruals that are lost due to the February 1, 2009 freeze of the CSA Retirement Plan.

Defined contribution retirement plans. The Cooper-Standard Automotive Inc. Investment Savings Plan, or the CSA Savings Plan, is a tax-qualified 401(k) retirement savings plan pursuant to which all U.S. non-union employees, including the Named Executive Officers, may contribute the lesser of up to 50% of “Compensation” (which includes the same compensation as that described below under “—Cash balance design,” except that retention bonuses are excluded) or the limit prescribed by the Internal Revenue Code (though we impose lower deferral percentage limits on highly-compensated employees). We provide a fixed match of 40% of employee contributions up to 5% of Compensation, with a maximum matching contribution of 2% of Compensation. We may make additional discretionary contributions depending upon our performance. Our contributions are 100% vested after the employee has 3 years of service. Employee contributions are always 100% vested.

As described earlier in this section, in response to the continued economic downturn, we decided to suspend the fixed Company matching contributions from January 1, 2009 through December 31, 2009. A discretionary matching contribution providing a match of 10% of employee contributions up to 5% of Compensation for 2009 (with a maximum discretionary matching contribution of 0.5% of Compensation) was provided after the end of the year. Further, we redesigned our overall qualified retirement program effective January 1, 2010 to create a safe harbor defined-contribution-only offering which improves cost predictability and reduces cost volatility while providing a market competitive program to its employees. The new program provides the same 40% fixed matching on employee contributions of up to 5% of Compensation that was in effect prior to the January 1, 2009 fixed match suspension, and the plan also continues to provide for potential discretionary contributions depending on our performance. An additional non-elective employer contribution of 3% to 5% of Compensation (depending on age plus service with the Company) was also added to the plan to provide a solid foundation for retirement savings and which helps serve to replace future qualified defined benefit plan accruals which are no longer offered under the CSA Retirement Plan.

The Supplementary Benefit Plan also provides for an additional nonqualified employer contribution which (1) makes up for any Company contributions to the CSA Savings Plan that were not permitted to be made due to limitations under the Internal Revenue Code and (2) provides a nonqualified employer contribution which, when combined with the qualified savings plan employer contribution generally, and with respect to 2009, the hypothetical contributions that would have been made had the fixed Company matching contributions not been suspended, provides for a total employer contribution of 6% of Compensation (without regard to qualified plan limits prescribed by the Internal Revenue Code). The Supplementary Benefit Plan continues to accrue benefits but does not “make up” for fixed matching contribution that were lost due to the fixed match suspension that was in effect under the CSA Savings Plan from January 1, 2009 through December 31, 2009.

Determination of benefits under plans. Benefits under the CSA Retirement Plan and the nonqualified defined benefit portion of the Supplementary Benefit Plan are governed by either a cash balance design or a final average pay design. Although a freeze in future accruals under the CSA Retirement Plan became effective on February 1, 2009, the terms of the CSA Retirement Plan are still relevant in the determination of ongoing pension accruals under the Supplementary Benefit Plan, as further elaborated upon below.

Cash balance design. Annual pay credits are added to a participant’s cash balance account at the end of each year, based on the participant’s compensation for the year and the sum of the participant’s age and service as of the beginning of that year. Compensation used as the basis for pay credits, or Compensation, includes all compensation reported as wages for federal income tax purposes excluding employer contributions to a plan of deferred compensation, income attributable to stock options (including income attributable to any disqualifying dispositions thereof), director fees, sales awards, relocation bonuses, signing bonuses, lump-sum severance payments, suggestion system awards, tuition reimbursement, payment upon the exercise of stock appreciation rights or in lieu of the exercise of stock options, imputed income (such as, but not limited to, group term life insurance that is reported as taxable income), benefits accruing or payable under nonqualified retirement plans, expatriate income, and other amounts that are either excludable or deductible from income in whole or in part for federal income tax purposes, or that represent payments pursuant to a program of benefits or deferred compensation, whether or not qualified under the Internal Revenue Code. Annual pay credits are provided as follows:

Sum of Age and Years of Service	CSA Retirement Plan Applicable Percentage(1)	Supplementary Benefit Plan Applicable Percentage(2)
Up to 35	3.0%	6.0%
36—50	4.0%	8.0%
51—65	5.5%	11.0%
66—80	7.5%	15.0%
over 80	10.0%	20.0%

(1)	Although future pay credits are not provided under the CSA Retirement Plan after the February 1, 2009 freeze date, prior to February 1, 2009, the CSA Retirement Plan provided a pay credit equal to the executive’s Compensation, subject to qualified plan limitations under the Internal Revenue Code, multiplied by the percentage listed under the “CSA Retirement Plan Applicable Percentage” heading above.
(2)	Prior to the February 1, 2009 freeze of the CSA Retirement Plan, the Supplementary Benefit Plan provided a pay credit equal to the difference between (1) the executive’s Compensation, without regard to qualified plan limitations, multiplied by the percentage listed under the “Supplementary Benefit Plan Applicable Percentage” heading above, and (2) the pay credit which provided under the CSA Retirement Plan determined in the manner described in footnote 1 above.

After the February 1, 2009 freeze of the CSA Retirement Plan, the Supplementary Benefit Plan provides a pay credit equal to the difference between (1) the executive’s Compensation, without regard to qualified plan limitations, multiplied by the percentage listed under the “Supplementary Benefit Plan Applicable Percentage” heading above, and (2) the hypothetical pay credit which would have been provided under the CSA Retirement Plan had that plan not been frozen, determined in the manner described in footnote 1 above.

Annual interest credits are also added to a participant’s cash balance account each year. This credit is calculated by multiplying the cash balance account as of the end of the prior year by an interest rate that is equal to the annual yield statistic for 30-year U.S. Treasury securities for the month of October of the prior year.

Benefits fully vest upon 3 years of service, with no benefits vested for less than 3 years of service. Service is measured based on an elapsed time basis from date of hire.

Normal retirement age is age 65 with 5 years of service. The normal retirement benefit is defined as a monthly life annuity amount that is actuarially equivalent to the cash balance account projected to normal retirement age with interest credits. For participants whose prior final average pay accrued benefits were frozen and converted to an opening account balance at January 1, 2002 when the cash balance design was implemented, an additional amount is added to the normal retirement benefit based on the difference between (i) the frozen age 65 accrued benefit at January 1, 2002 and (ii) a hypothetical age 65 life annuity amount that is actuarially equivalent to the January 1, 2002 opening cash balance account projected to normal retirement age with interest credits only.

Benefits are payable at termination either in the form of a lump sum or an annuity (the default form and time under the nonqualified plan is a lump sum at separation from service). The lump sum is equal to the cash balance account value at the time of distribution (plus an additional amount, if applicable, associated with the procedure described above for those who had an opening account balance established as of January 1, 2002). The immediate annuity payable is the actuarial equivalent of the normal retirement annuity benefit as described above, except in the event of early retirement, as described below.

Eligibility for early retirement is satisfied with attainment of either (i) age 62 with 10 years of service, or (ii) age 55 with 15 years of service. To the extent these age and service conditions are satisfied, the annuity form of benefit available is based on reducing the normal retirement benefit by 0.6% per month up to 36 months, and 0.4% for each additional month up to 84 months, by which age at retirement precedes age 65.

The normal form of annuity is a single life annuity for non-married participants and a reduced joint life annuity with a 50% survivor benefit for married participants. Other optional forms are available on a reduced basis as well.

Final average pay design. The following highlights the basic operation of the final average pay design features of the CSA Retirement Plan and the Supplementary Benefit Plan.

The annual retirement benefit, payable as a life annuity at age 65, is equal to 1.5% multiplied by final average pay multiplied by years of service, where final average pay is determined by taking the average of the highest five calendar years of compensation within the last ten calendar years, excluding the year in which termination occurs. Compensation is determined on the same basis as that applicable to the Cash Balance Design, except lump sum severance and signing bonuses are not excluded. Prior to the February 1, 2009 freeze of the CSA Retirement Plan, benefits associated with pay in excess of qualified plan limitations were provided by the Supplementary Benefit Plan, and benefits associated with pay up to qualified plan limits were provided by the CSA Retirement Plan. After the February 1, 2009 freeze of the CSA Retirement Plan, the Supplementary Benefit Plan still provides only for benefits associated with pay in excess of qualified plan limitations, but no further benefit accruals are provided under the qualified CSA Retirement Plan.

Benefits fully vest upon 3 years of service, with no benefits vested for less than 3 years of service. Service is measured based on an elapsed time basis from date of hire.

Benefits are payable as an annuity at retirement. The normal form of annuity is a single life annuity for non-married participants or a reduced joint life annuity with a 50% survivor benefit for married participants. Other optional forms are available on a reduced basis as well.

Eligibility for early retirement is satisfied with attainment of either (i) age 62 with 10 years of service, or (ii) age 55 with 15 years of service. The annuity form of benefit available is based on reducing the normal retirement benefit by 0.4% per month by which age at retirement precedes age 62. In addition, there is no reduction in any event if a participant has attained age 55 with 30 years of service.

Termination and change in control benefits. Our Named Executive Officers receive certain benefits under their employment agreements with us upon certain termination of employment events, including following a change in control of the Company. These benefits, described in detail under “Terms Applicable to Payments Upon Termination of Employment” below, are intended to ensure that the executive leadership team is able to objectively evaluate potential change in control transactions by addressing the potential personal impact of such transactions on our executives.

Health benefits. We provides executives with health and welfare benefits under our Health & Well-Being Benefit Plan that is made available generally to its salaried employees. The Health & Well-Being Benefit Plan is a flexible plan which permits participants to choose among various co-pay options and available benefits, including medical, prescription drug, dental, long-term disability and life insurance and other benefits, depending on the needs of the participant and his or her dependents. These benefits help us remain competitive in attracting and retaining a high caliber management team.

Perquisites. We provide each of our senior executives with a vehicle for business and personal use through our vehicle lease program or through a vehicle allowance. We also reimburse senior executives the cost of tax preparation and financial planning services up to a maximum of $3,000 per year. The compensation committee regards the level of such perquisites to be modest and of benefit to us in attracting and retaining a high caliber management team.

Compensation matters following emergence from bankruptcy. In accordance with our plan of reorganization, the employment agreements and compensatory arrangements have generally been continued. As such, benefit levels and bonus opportunities would remain similar to past practice as described herein. No change in control will be deemed to have occurred under any such arrangements as a result of the transactions consummated pursuant to our plan of reorganization and our emergence from bankruptcy. In addition, the Named Executive Officers received a cash bonus and an equity grant consisting of restricted stock and stock options upon emergence from bankruptcy. Our plan of reorganization provided that the target amount of the cash bonus assumed an emergence date on or after June 1, 2010 through August 2, 2010 and amounts would be increased by 20% in the event of emergence from bankruptcy prior to such date. Target awards were $570,000 for Mr. McElya, $412,500 for Mr. Hasler, $242,000 for Mr. Campbell, $211,750 for Mr. Stephenson and $192,500 for Mr. Verwlist. As emergence occurred prior to June 1, 2010, the named executive officers received the following amounts: $684,000 for Mr. McElya, $495,000 for Mr. Hasler, $290,400 for Mr. Campbell, $254,100 for Mr. Stephenson and $231,000 for Mr. Verwlist.

On the emergence date, we adopted the 2010 Cooper-Standard Holdings Inc. Management Incentive Plan, or the Management Incentive Plan, that was filed with the Bankruptcy Court on May 5, 2010, as part of the supplement to our plan of reorganization. Initial grants were made to key employees on the date of emergence, or the Initial Grant Awards. The total number of shares authorized to be issued under the Management Incentive Plan as the Initial Grant Awards were as follows: (1) 4% of our common stock (or 757,896 shares of common stock, plus, subject to realized dilution on the warrants, an additional 104,075 shares of common stock) to be granted as restricted stock; (2) 4% of the 7% preferred stock (convertible into 178,783 shares of common stock) to be granted as restricted 7% preferred stock; and (3) 3% of the equity (or 702,509 shares of common stock, plus, subject to realized dilution on the warrants, an additional 78,057 shares of common stock) to be granted as stock options. The total number of shares which may be issued under the Management Incentive Plan as Future Grant Awards, to be issued incrementally to officers, employees and directors, is 3% of the equity (or 702,509 shares of common stock, plus, subject to realized dilution on the warrants, 78,057 shares of common stock).

On the date of emergence, the Initial Grant Awards were made to key employees of the Company. All the named executive officers received time-based stock options, time-based restricted stock, and time-based restricted 7% preferred stock, which vest in equal installments on each anniversary of emergence for four years, while the participant remains employed (other than the CEO who did not receive any stock options and whose time-based restricted stock and time-based restricted 7% preferred stock will vest in equal installments over three years). All the named executive officers also received equity awards in respect of warrants, which vest (or restrictions thereon lapse) and become exercisable on the later of the date on which (i) the time-based stock option or restricted stock vests (or restrictions thereon lapse) and becomes exercisable in accordance with its terms or (ii) any or all of the warrants are exercised, in each case in an amount determined based on the number of shares issued upon the exercise of such warrants, which shall be determined for each exercise of a warrant by multiplying the award by the Warrant Factor (as defined below); provided that upon termination of the participant’s employment prior to full exercise or expiration of the warrants, the award shall vest and become exercisable to the extent that the time-based stock option or time-based restricted stock vested (or restrictions thereon have lapsed) and became exercisable as of the date of such termination in accordance with its terms and in an amount determined by multiplying the award by the Deemed Warrant Factor. Warrant Factor means, at the time of each exercise of warrants, (i) the number of shares actually issued by the Company upon such exercise divided by (ii) the total amount of outstanding warrants. Deemed Warrant Factor means, as of the date of the participant’s termination of employment, (i) the number of shares that would have been issued by the Company if the warrants outstanding and unexercised as of such date were deemed exercised on a net exercise basis, based on the market value of such shares as of such date, divided by (ii) the total amount of outstanding warrants.

The unvested outstanding awards are generally canceled by the Company without consideration upon termination of employment, provided that upon termination without Cause, by the participant for Good Reason, or due to the participant’s death or Disability (generally as such terms are defined in an executive’s employment agreement if they have one, or else as defined in the Management Incentive Plan), the participant shall be deemed vested as of the date of such termination in any of the equity awards that would have otherwise vested in the calendar year in which such termination occurs.

The initial grant allocations to the named executive officers were as follows:

	Restricted Common Stock	Restricted Common Stock in Respect of Warrants	Restricted 7% Preferred Stock	Stock Options	Stock Options in Respect of Warrants
James S. McElya	375,940	54,075	21,534	0	0
Edward Hasler	61,680	9,000	3,533	110,000	13,857
Allen J. Campbell	54,581	7,566	3,142	93,000	11,941
Keith D. Stephenson	54,581	7,566	3,142	93,000	11,941
Michael C. Verwilst	34,516	4,761	1,977	58,000	7,448

The stock options were granted with an exercise price equal to the plan of reorganization value of our common stock of $25.52 per share.

Effect of accounting and tax treatment on compensation decisions. In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to executives in excess of $1,000,000 in a year, other than performance-based compensation meeting certain requirements. The compensation committee considers our anticipated tax treatment for the compensation paid to executives; however, there may be instances where the compensation committee may conclude that it is appropriate to exceed the limitation on deductibility under Section 162(m) to ensure that executive officers are compensated in a manner that is consistent with our overall compensation philosophy and objectives and which the compensation committee believes to be in our best interests.

Executive compensation

Set forth below is information regarding compensation for services to the Company in all capacities of the following executive officers, or the Named Executive Officers, during the year ended December 31, 2009: (i) our Chief Executive Officer; (ii) our Chief Financial Officer; and (iii) the three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at December 31, 2009.

Summary compensation table

Name and Principal Position (a)	Year (b)	Salary (c)		Bonus(5) (d)	Stock Awards(6) (e)	Option Awards(7) (f)	Non-Equity Incentive Plan Compensation(8) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(9) (h)	All Other Compensation (i)		Total (j)
James S. McElya,(1)	2009	$809,327	(4)	$0	$0	$0	$1,626,815	$1,233,312	$112,303	(10)	$3,781,757	(27)
Chairman and Chief Executive Officer	2008	$950,000		$0	$0	$0	$534,098	$586,959	$183,673	(11)	$2,254,730	(28)
	2007	$850,000		$37,500	$284,093	$0	$1,456,393	$588,022	$127,282	(12)	$3,343,290	(29)

Edward Hasler,(2)	2009	$647,596	(4)	$0	$0	$0	$1,426,815	$1,344,965	$74,494	(13)	$3,493,870	(27)
Vice Chairman and President, North America	2008	$660,578		$0	$0	$0	$504,788	$466,978	$95,216	(14)	$1,727,560	(28)
	2007	$500,000		$37,500	$416,274	$243,146	$837,652	$240,575	$63,944	(15)	$2,339,091	(29)

Allen J. Campbell,	2009	$383,308	(4)	$0	$0	$0	$672,751	$117,096	$50,644	(16)	$1,223,799	(27)
Vice President and Chief Financial Officer	2008	$440,000		$0	$0	$0	$309,386	$66,629	$71,176	(17)	$887,191	(28)
	2007	$400,000		$37,500	$224,267	$100,578	$561,597	$72,013	$68,825	(18)	$1,464,780	(29)

Keith D. Stephenson	2009	$335,394	(4)	$0	$0	$0	$637,001	$26,133	$188,352	(19)	$1,186,880	(27)
President, International	2008	$385,000		$0	$0	$529,562	$0	$35,392	$37,663	(20)	$987,617	(28)

Michael C. Verwilst,(3)	2009	$321,327	(4)	$0	$0	$0	$637,001	$70,615	$35,891	(21)	$1,064,834	(27)
Vice President, Mergers & Acquisitions	2008	$385,000		$0	$0	$0	$162,834	$65,262	$57,261	(22)	$670,357	(28)
	2007	$325,673		$37,500	$175,028	$95,044	$400,118	$61,394	$43,491	(23)	$1,138,248	(29)

Larry J. Beard,	2009	$88,413	(4)	$0	$0	$0	$0	$67,758	$2,379,730	(24)	$2,535,901	(27)
Vice President Strategic Planning and Business Development	2008	$370,443		$0	$0	$0	$309,386	$122,610	$73,428	(25)	$875,867	(28)
	2007	$365,000		$37,500	$210,293	$0	$533,433	$125,665	$51,185	(26)	$1,323,076	(29)

(1)	Mr. McElya served as executive Chairman from July 1, 2008 through March 25, 2009. As of March 26, 2009, he resumed serving as Chief Executive Officer as well.
(2)	Mr. Hasler served as President and Chief Executive Officer from July 1, 2008 through March 25, 2009. As of March 26, 2009, he serves as the Vice Chairman and President, North America. In connection with his appointment in mid-2008, his annual base salary was increased to $750,000.
(3)	Mr. Verwilst served as President, Global Fluid Systems from June 2007 through March 26, 2009. As of March 26, 2009 he resumed serving as Vice President, Mergers and Acquisitions.
(4)	In response to the downturn in the economy and in the automotive supply industry, we implemented a 10% base pay reduction for all U.S. salaried employees, including the Named Executive Officers. In addition, we retained the equivalent of one week’s worth of base salary from all U.S. salaried employees in exchange for compensatory time off. The impact of these salary reduction measures are reflected in the base salary figures shown in column (c) for the Named Executive Officers. The annual base salaries that would have been in effect absent these reductions are as follows: Mr. McElya, $950,000; Mr. Hasler, $750,000; Mr. Campbell, $440,000; Mr. Stephenson, $385,000 (increased to $425,000 as of December 28, 2009); and Mr. Verwilst, $385,000. Mr. Beard’s employment ended on March 31, 2009, and his base earnings from January 1, 2009-March 31, 2009 (net of the reductions described above) are also shown in column (c).
(5)	The amount shown in column (d) represents for each Named Executive Officer a special, discretionary bonus awarded by our board of directors in the years indicated. Incentive cash compensation earned during the fiscal year based on pre-established criteria approved by the compensation committee under our annual incentive bonus program and Long Term Incentive Plan is reported in column (g).
(6)	The amount shown in column (e) represents the grant date fair value associated with Company matching units under the Management Stock Purchase Plan as determined pursuant to ASC Topic 718. As discussed herein, the value of the matching units is presumed to be $0 at December 31, 2009. Description of the Management Stock Purchase Plan is found under Executive Compensation Components.
(7)	The amount shown in column (f) represents the grant date fair value of stock option awards granted pursuant to ASC Topic 718. As discussed herein, the value of the stock options was presumed to be $0 at December 31, 2009.
(8)	The amount shown in column (g) represents: for 2009, the sum of: (i) bonus payments for 2009 under our annual incentive bonus program of, for Mr. McElya, $950,000; for Mr. Hasler, $750,000; for Mr. Campbell, $286,000; for Mr. Stephenson, $250,250; and for Mr. Verwilst, $250,250; and (ii) payments under our Long Term Incentive Plan for the performance period ending December 31, 2009 of, for Mr. McElya, $676,815; for Mr. Hasler, $676,815; for Mr. Campbell, $386,751; for Mr. Stephenson, $386,751; and for Mr. Verwilst, $386,751; and for 2008, the sum of: (i) zero bonus payments for 2008 under our annual incentive bonus program for all Named Executive Officers, and (ii) payments under our Long Term Incentive Plan for the performance period ending December 31, 2008 of, for Mr. McElya, $534,098; for Mr. Hasler, $504,788; for Mr. Campbell, $309,386; for Mr. Verwilst, $162,834; and for Mr. Beard, $309,386 (Mr. Stephenson had not yet been employed long enough to receive a payment under our Long Term Incentive Plan for the performance period ending December 31, 2008); and for 2007, the sum of: (i) bonus payments for 2007 under our annual incentive bonus program of, for Mr. McElya, $1,052,300; for Mr. Hasler, $495,200; for Mr. Campbell, $321,880; for Mr. Stephenson, $175,934; for Mr. Verwilst, $263,137; and for Mr. Beard, $293,716; and (ii) payments under our Long Term Incentive Plan for the performance period ending December 31, 2007 of, for Mr. McElya, $404,093; for Mr. Hasler, $342,452; for Mr. Campbell, $239,717; for Mr. Verwilst, $136,981; and for Mr. Beard, $239,717 (Mr. Stephenson had not yet been employed long enough to receive a payment under our Long Term Incentive Plan for the performance period ending December 31, 2007).
(9)	The amount shown in column (h) represents for each Named Executive Officer the sum of the aggregate annualized change in the actuarial present value of accumulated benefits under all defined benefit and actuarial pension plans (qualified and non-qualified, including supplemental plans) from the plan measurement date used for financial statement reporting purposes with respect to the prior completed fiscal year to the plan measurement date used for financial statement reporting purposes with respect to the covered fiscal year.

(10)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $80,090); the cost of Company-paid personal travel; the cost of Company-paid tax preparation and financial planning services; the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(11)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $144,245); the cost of Company-paid personal travel; the cost of Company-paid tax preparation and financial planning services; the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(12)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $105,250); the cost of Company-paid personal travel; the cost of Company-paid tax preparation and financial planning services; the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(13)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $67,705); the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(14)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $89,584); the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(15)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $60,726); and life insurance premiums paid by the Company.
(16)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $38,692); the cost of Company-paid tax preparation and financial planning services; the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(17)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $60,040); the cost of Company-paid tax preparation and financial planning services; the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(18)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $43,153); the cost of a Company-provided apartment; the cost of Company-paid tax preparation and financial planning services; the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(19)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $17,001); the cost of a Company-provided vehicle; a goods and services differential of $28,810; the value of Company-paid costs associated with Mr. Stephenson’s expatriate assignment (totaling $140,610); and life insurance premiums paid by the Company.
(20)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $33,608); the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(21)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $25,927); the cost of Company-paid tax preparation and financial planning services; the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(22)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $47,059); the cost of Company-paid tax preparation and financial planning services; the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(23)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $35,079); the cost of Company-paid tax preparation and financial planning services; the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(24)	Mr. Beard’s employment ended on March 31, 2009 due to a Resignation for Good Reason under his employment agreement. The amount shown in column (i) represents the cost of a Company-provided vehicle; life insurance premiums paid by the Company; and the amount of the compensation payable to Mr. Beard upon the termination of his employment (totaling $2,375,717, which represents a separation payment obligation of $1,237,500, a pension enhancement obligation of $234,413, $307,891 representing the payout of Mr. Beard’s non-qualified cash balance account under the Supplementary Benefit Plan less the amount the account earned in 2009 and reported under column (h), $131,204 representing the payout of Mr. Beard’s nonqualified defined contribution portion of the Supplementary Benefit Plan, $259,998 representing the portion of Mr. Beard’s Executive Deferred Compensation Plan account that was not allocated to CSA stock units, $175,594 worth of CSA stock representing 3,511.88 CSA stock units held under the Executive Deferred Compensation Plan at a share price of $50 at the time of distribution, $6,490 in vacation payout, and an estimated value of $22,627 related to temporary health and welfare benefits to be received for 24 months after termination).
(25)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $54,233); a special one-time Company contribution under the Executive Deferred Compensation Plan; the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(26)	The amount shown in column (i) represents our contributions under the qualified 401(k) CSA Investment Savings Plan and nonqualified defined contribution portion of the Supplementary Benefit Plan (totaling $39,568); the cost of Company-paid tax preparation and financial planning services; the cost of a Company-provided vehicle; and life insurance premiums paid by the Company.
(27)	The percentages of total compensation in 2009 that were attributable to base salary and total bonus (the amounts identified in columns (d) and (g)) were as follows: Mr. McElya, base salary 21.4%, bonus 43.0%; for Mr. Hasler, base salary 18.5%, bonus 40.8%; for Mr. Campbell, base salary 31.2%, bonus 54.8%; for Mr. Stephenson, base salary 28.1%, bonus 53.4%; for Mr. Verwilst, base salary 30.0%, bonus 59.5%; for Mr. Beard, base salary 3.5%, bonus 0.0%.
(28)	The percentages of total compensation in 2008 that were attributable to base salary and total bonus (the amounts identified in columns (d) and (g)) were as follows: Mr. McElya, base salary 42.1%, bonus 23.7%; for Mr. Hasler, base salary 38.2%, bonus 29.2%; for Mr. Campbell, base salary 49.6%, bonus 34.9%; for Mr. Stephenson, base salary 39.0%, bonus 0.0%; for Mr. Verwilst, base salary 57.4%, bonus 24.3%; for Mr. Beard, base salary 42.3%, bonus 35.3%.
(29)	The percentages of total compensation in 2007 that were attributable to base salary and total bonus (the amounts identified in columns (d) and (g)) were as follows: Mr. McElya, base salary 25.4%, bonus 44.7%; for Mr. Hasler, base salary 21.4%, bonus 37.4%; for Mr. Campbell, base salary 27.3%, bonus 40.9%; for Mr. Verwilst, base salary 28.6%, bonus 38.4%; for Mr. Beard, base salary 27.6%, bonus 43.2%.

Non-equity incentive plan compensation—annual incentive bonus

Due to the severe industry and economic conditions that developed in 2008 and continued into 2009, the compensation committee, at the recommendation of senior management, suspended the annual bonus program applicable to senior executives for the first half of 2009. For the second half of 2009, the compensation committee approved executive bonus opportunities with target amounts set at 50% of the amounts originally established for 2009 prior to the suspension of the program. For the second half of 2009, the compensation committee established an incentive bonus target amount for each member of the executive leadership team based on a percentage of base salary. With respect to the Named Executive Officers, the percentage was 50% for Messrs. McElya and Hasler, and 32.5% for Messrs. Campbell, Stephenson and Verwilst. These incentive bonus target amounts are based on the levels of responsibility of the executives and other performance-based factors. Incentive bonus amounts actually paid for 2009 performance are set forth in footnote (8) under column (g) of the above Summary Compensation Table.

2009 grants of plan-based awards

The following table sets forth information regarding plan-based awards made to the Named Executive Officers during 2009 that provide for possible future payouts.

Name (a)	Award Type	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (j)	Exercise or Base Price of Option Awards ($/sh) (k)	Grant Date Fair Value of Stock and Option Awards ($/sh) (l)
			Threshold (c)	Target (d)	Maximum (e)
James S. McElya	LTIP(1)	1/1/2009	$175,000	$350,000	Not applicable(2)	—	—	—	—
	1/2 Year Bonus(3)	7/1/2009	$237,500	$475,000	$ 950,000

Edward A. Hasler	LTIP(1)	1/1/2009	$175,000	$350,000	Not applicable(2)	—	—	—	—
	1/2 Year Bonus(3)	7/1/2009	$187,500	$375,000	$ 750,000

Allen J. Campbell	LTIP(1)	1/1/2009	$100,000	$200,000	Not applicable(2)	—	—	—	—
	1/2 Year Bonus(3)	7/1/2009	$71,500	$143,000	$ 286,000

Keith D. Stephenson	LTIP(1)	1/1/2009	$100,000	$200,000	Not applicable(2)	—	—	—	—
	1/2 Year Bonus(3)	7/1/2009	$62,563	$125,125	$ 250,250

Michael C. Verwilst	LTIP(1)	1/1/2009	$100,000	$200,000	Not applicable(2)	—	—	—	—
	1/2 Year Bonus(3)	7/1/2009	$62,563	$125,125	$ 250,250

Larry Beard(4)	LTIP(1)	1/1/2009	$100,000	$200,000	Not applicable(2)	—	—	—	—
	1/2 Year Bonus(3)	—	—	—	—	—	—	—	—

(1)	The non-equity incentive plan awards represent 2009 awards granted by the compensation committee to the Named Executive Officers under our Long Term Incentive Plan based on the achievement of operating cash flow objectives in the performance period beginning January 1, 2009 and ending December 31, 2011, or 2009 LTIP Awards. 2009 LTIP Awards are payable in the first quarter of 2012, depending on the level of achievement of established targets and the approval of the compensation committee. The determination of award amounts under the Long Term Incentive Plan is described under “Long-term incentive compensation” under the Executive Compensation Components section. The amounts set forth in footnote (5) under column (g) of the Summary Compensation Table do not pertain to the 2009 LTIP Awards; they reflect payments under a 2007 LTIP award granted by the compensation committee under the Long Term Incentive Plan based on the performance period beginning January 1, 2007 and ending December 31, 2009.
(2)	The 2009 LTIP does not provide for a maximum payout; the amount of the payout increases by 10% for each 1% increase in the actual level of achievement above the target level.
(3)	As described above under “Executive compensation review and determinations for 2009”, due to the severe industry and economic conditions at the time, the compensation committee, at the recommendation of senior management, suspended the annual bonus program applicable to senior executives for the first half of 2009. For the second half of 2009, the compensation committee approved executive bonus opportunities with target amounts set at 50% of the amounts originally established for 2009 prior to the suspension of the program. The compensation committee set adjusted EBITDA performance targets (applicable to the Company as a whole) for the second half of 2009 in accordance with our 2009 business plan applicable to that period for use as the basis for bonus attainment. The amounts set forth in footnote (7) under column (g) of the Summary Compensation Table pertain to payouts of the 2009 1/2 Year Bonus awards based on actual achievement based on performance to adjusted EBITDA targets.
(4)	Mr. Beard’s employment with the us terminated as of March 31, 2009. He is not eligible for future payouts under non-equity incentive plan awards payable with respect to periods ending after that date, and as such, forfeited any right to payment under the 2009 LTIP.

Outstanding equity awards at 2009 fiscal year-end

The following table sets forth information concerning outstanding stock option awards and stock units under the Management Stock Purchase Plan held by the Named Executive Officers at December 31, 2009, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and expiration date of each outstanding option.

	Option Awards(1)				Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable(2) (b)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(3) (d)	Option Exercise Price (e)	Option Expiration Date(4) (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested(10) (h)
James S. McElya	34,428	10,295	$100	12/23/2014	789	(5)	$0

Edward A. Hasler	18,936	5,662	$100	12/23/2014	1,156	(6)	$0
	3,807	1,595	$100	3/15/2017

Allen J. Campbell	17,215	5,147	$100	12/23/2014	623	(7)	$0
	1,576	660	$100	3/15/2017

Keith D. Stephenson	8,333	4,167	$100	3/20/2018	471	(8)	$0

Michael C. Verwilst	13,771	4,118	$100	12/23/2014
	1,487	624	$100	3/15/2017	486	(9)	$0

Larry Beard	—	—	—	—	—		—

(1)	All of the amounts presented in this portion of the table relate to options to purchase shares of the Company’s common stock granted to the Named Executive Officers under our Stock Incentive Plan. Options listed above with an Option Expiration Date of December 23, 2014 were granted on December 23, 2004, those with an Option Expiration Date of March 15, 2017 were granted on March 15, 2007, and those with an Option Expiration Date of March 20, 2018 were granted on March 20, 2008.
(2)	Represents time-based options and performance-based options which have vested and were exercisable as of December 31, 2009 with respect to the following number of shares of the Company’s common stock: for Mr. McElya, 22,362 shares time-based and 12,066 shares performance-based; for Mr. Hasler, 15,000 shares time-based and 7,743 shares performance-based; for Mr. Campbell, 12,299 shares time-based and 6,492 shares performance-based; for Mr. Stephenson, 8,333 shares time-based and 0 shares performance-based; and for Mr. Verwilst, 10,000 shares time-based and 5,258 shares performance-based.
(3)	Represents outstanding time-based options and performance-based options which have not been earned or vested and were unexercisable as of December 31, 2009 with respect to the following number of shares of the Company’s common stock: for Mr. McElya, 0 shares time-based and 10,295 shares performance-based; for Mr. Hasler, 0 shares time-based and 7,257 shares performance-based; for Mr. Campbell, 0 shares time-based and 5,807 shares performance-based; for Mr. Stephenson, 0 shares time-based and 4,167 shares performance-based; and for Mr. Verwilst, 0 shares time-based and 4,742 shares performance-based.
(4)	Options expire on the earliest to occur of: (i) the tenth anniversary of the date of grant; (ii) the first anniversary of the date of the optionee’s termination of employment due to death, disability, retirement at normal retirement age or the sale by the Company (not constituting a change of control) of the business in which the optionee was employed; (iii) 90 days following the date of the optionee’s termination of employment without cause (or for reasons other than those described in (ii)); or (iv) on the date of the optionee’s termination of Employment for cause. Mr. Beard terminated his employment with us for Good Reason on March 31, 2009, pursuant to his employment agreement; thus his options expired on June 29, 2009.
(5)	Represents 789 stock units, which is the portion of the units granted on December 31, 2007 through our match under the Management Stock Purchase Plan that had not yet become vested as of December 31, 2009. These matching units vest ratably over a three year period. Description of Management Stock Purchase Plan is found in Executive Compensation Components.

(6)	Represents 1,156 stock units, which is the portion of the units granted on December 31, 2007 through our match under the Management Stock Purchase Plan that had not yet become vested as of December 31, 2009. These matching units vest ratably over a three year period. Description of Management Stock Purchase Plan is found in Executive Compensation Components.
(7)	Represents 623 stock units, which is the portion of the units granted on December 31, 2007 through our match under the Management Stock Purchase Plan that had not yet become vested as of December 31, 2009. These matching units vest ratably over a three year period. Description of Management Stock Purchase Plan is found in Executive Compensation Components.
(8)	Represents 471 stock units, which is the portion of the units granted on December 31, 2007 through our match under the Management Stock Purchase Plan that had not yet become vested as of December 31, 2009. These matching units vest ratably over a three year period. Description of Management Stock Purchase Plan is found in Executive Compensation Components.
(9)	Represents 486 stock units, which is the portion of the units granted on December 31, 2007 through our match under the Management Stock Purchase Plan that had not yet become vested as of December 31, 2009. These matching units vest ratably over a three year period. Description of Management Stock Purchase Plan is found in Executive Compensation Components.
(10)	The values in column (h) equal the total number of matching stock units listed in column (g) for each Named Executive Officer multiplied by the value of the Company’s common stock as of December 31, 2009, which was assumed to be $0 because the common stock of the Company was cancelled upon emergence from chapter 11 under our plan of reorganization.

2009 option exercises and stock vested

The following table sets forth certain information regarding stock-based awards that vested during 2009 for our Named Executive Officers. No stock options were exercised by our Named Executive Officers in 2009.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)		Value Realized on Vesting ($)(7) (e)
James S. McElya	—	—	789	(1)	$—
Edward A. Hasler	—	—	1,156	(2)	$—
Allen J. Campbell	—	—	623	(3)	$—
Keith D. Stephenson	—	—	471	(4)	$—
Michael C. Verwilst	—	—	486	(5)	$—
Larry Beard	—	—	1,168	(6)	$58,400

(1)	Represents 789 stock units which is the portion of the units granted on December 31, 2007 through our match under the Management Stock Purchase Plan that became vested on December 31, 2009. These matching units vest ratably over a three year period. Description of Management Stock Purchase Plan is found in Executive Compensation Components.
(2)	Represents 1,156 stock units which is the portion of the units granted on December 31, 2007 through our match under the Management Stock Purchase Plan that became vested on December 31, 2009. These matching units vest ratably over a three year period. Description of Management Stock Purchase Plan is found in Executive Compensation Components.
(3)	Represents 623 stock units which is the portion of the units granted on December 31, 2007 through our match under the Management Stock Purchase Plan that became vested on December 31, 2009. These matching units vest ratably over a three year period. Description of Management Stock Purchase Plan is found in Executive Compensation Components.
(4)	Represents 471 stock units which is the portion of the units granted on December 31, 2007 through our match under the Management Stock Purchase Plan that became vested on December 31, 2009. These matching units vest ratably over a three year period. Description of Management Stock Purchase Plan is found in Executive Compensation Components.

(5)	Represents 486 stock units which is the portion of the units granted on December 31, 2007 through our match under the Management Stock Purchase Plan that became vested on December 31, 2009. These matching units vest ratably over a three year period. Description of Management Stock Purchase Plan is found in Executive Compensation Components.
(6)	Represents 1,168 stock units which is the portion of the units granted on December 31, 2007 through our match under the Management Stock Purchase Plan that became vested on March 31, 2009 as a result of Mr. Beard’s Resignation for Good Reason. These matching units generally vest ratably over a three year period. Description of Management Stock Purchase Plan is found in Executive Compensation Components.
(7)	Except for Mr. Beard’s figure, the values in column (e) equal the total number of matching stock units listed in column (d) for each Named Executive Officer multiplied by the value of the Company’s common stock as of December 31, 2009, which was assumed to be $0 because the common stock of the Company was cancelled upon emergence from chapter 11 under the Plan of Reorganization. For Mr. Beard, the value reported under column (e) equals the number of matching stock units that became immediately vested as a result of his Resignation for Good Reason (listed in column (d)), multiplied by the value of the Company’s common stock at the time his employment ended, which was $50 per share.

2009 pension benefits

The following table sets forth the actuarial present value of each Named Executive Officer’s accumulated benefit under the CSA Retirement Plan and the non-qualified defined benefit portion of the Supplementary Benefit Plan as described in “Retirement Plan Benefits” under the Executive Compensation Components section, assuming benefits are paid at normal retirement age or the earliest retirement age at which participants receive unreduced benefits, based on current levels of compensation. The table also shows the number of years of credited service under each plan, computed as of the same pension plan measurement date used in our audited financial statements for the year ended December 31, 2009.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)		Present Value of Accumulated Benefit(1) ($) (d)	Payments During Last Fiscal Year ($) (e)
James S. McElya	CSA Retirement Plan(2)	9.00		$109,173	$0
	Supplementary Benefit Plan(3)	13.92	(4)	$3,641,551	$0

Edward A. Hasler	CSA Retirement Plan(6)	22.08		$784,537	$0
	Supplementary Benefit Plan(6)	23.00		$2,328,367	$0

Allen J. Campbell	CSA Retirement Plan(2)	10.33		$131,353	$0
	Supplementary Benefit Plan(5)	11.25		$336,910	$0

Keith D. Stephenson	CSA Retirement Plan(2)	1.58		$17,316	$0
	Supplementary Benefit Plan(5)	2.50		$51,701	$0

Michael C. Verwilst	CSA Retirement Plan(2)	5.83		$66,248	$0
	Supplementary Benefit Plan(5)	6.75		$237,301	$0

Larry J. Beard	CSA Retirement Plan(2)	9.00		$0	$108,134
	Supplementary Benefit Plan(5)	9.17		$0	$366,796

(1)	Present values determined using a December 31, 2009 measurement date and reflect benefits accrued based on service and pay earned through such date. Figures are determined based on post-commencement valuation mortality (2009 Static PPA table) and commencement of benefits at age 65, except for Mr. McElya and Mr. Hasler, who were assumed to retire at age 63 and 62 respectively because they are eligible for unreduced benefits at that age as discussed in footnotes (3) and (6) below. The assumed discount rate as of the measurement date is 5.60%.
(2)	Messrs. McElya, Campbell, Beard, Verwilst and Stephenson are covered under the cash balance design for purposes of the qualified CSA Retirement Plan which was frozen January 31, 2009. The amount shown for Messr. Beard is the lump sum he received in 2009.

(3)	Mr. McElya receives two types of defined benefits under the Supplementary Benefit Plan. He receives a non-qualified cash balance benefit determined under usual terms. In addition, he receives a benefit determined under the final average pay design, offset by the annuity-equivalent of his qualified and nonqualified cash balance benefits. Because the final average pay design includes an unreduced feature upon attainment of age 62 and 10 years of service, which the executive would be eligible for, he was assumed to retire at age 63.
(4)	Mr. McElya is granted four years of additional service in the Supplementary Benefit Plan to compensate for lost (non-vested) benefits accrued with his previous employer prior to joining us in January 2000.
(5)	Messrs. Campbell, Stephenson, Verwilst, and Beard are covered under the cash balance design for purposes of the non-qualified Supplementary Benefit Plan. The amount shown for Messr. Beard is the lump sum he received in 2009.
(6)	Mr. Hasler is covered under the final average pay design for both the qualified CSA Retirement Plan and the non-qualified Supplementary Benefit Plan. Because the final average pay design includes an unreduced feature upon attainment of age 62 and 10 years of service, which the executive would be eligible for, he was assumed to retire at age 62.

2009 nonqualified deferred compensation

The following table sets forth annual executive and company contributions under non-qualified deferred compensation provisions of the Executive Deferred Compensation Plan and the non-qualified defined contribution portion of the Supplementary Benefit Plan, as well as each Named Executive Officer’s withdrawals, earnings and fiscal-year end balances in those plans.

Name (a)	Executive Contribution in Last FY(1) (b)	Registrant Contributions in Last FY(2) (c)	Aggregate Earnings in Last FY (d)	Aggregate Withdrawals/ Distributions (e)	Aggregate Balance at Last FYE (f)
James S. McElya	$0	$78,865	$(37,326)	$(1,034,304)	$755,734
Edward A. Hasler	$0	$66,480	$(284,630)	$0	$353,325
Allen J. Campbell	$0	$37,467	$(151,337)	$0	$208,128
Keith D. Stephenson	$0	$15,776	$(138,787)	$0	$47,959
Michael C. Verwilst	$0	$24,702	$(106,929)	$0	$192,379
Larry J. Beard	$0	$0	$(13,549)	$(566,797)	$0

(1)	Amounts represent deferrals under the Executive Deferred Compensation Plan.
(2)	Amounts are included in column (i) of the Summary Compensation Table and represent nonqualified matching contributions under the Supplementary Benefit Plan. Our match under the Executive Deferred Compensation Plan is made in stock units under the Management Stock Purchase Plan feature, which is more fully described in the Executive Compensation Components section. The NEOs did not make deferrals under the Management Stock Purchase Plan for the 2009 plan year and therefore did not receive matching stock units for 2009.

Potential payments upon termination or change in control

The Named Executive Officers have entered into employment agreements with us which provide for certain benefits upon termination of employment, including termination following a change in control as defined in the Cooper-Standard Automotive Inc. Change of Control Severance Pay Plan, or the Change in Control Plan. The table below shows estimates of the value of compensation that would be payable to each Named Executive Officer upon termination of employment under certain circumstances. As indicated in the table, compensation upon termination of employment varies depending on the circumstances of the termination and whether or not it occurred following a change in control. Amounts presented in the table are calculated as if the employment of the executive terminated effective December 31, 2009. Payments due to any one of the Named Executive Officers upon actual termination of employment can only be determined at the time of termination. There can be no assurance that an actual termination or change in control would produce the same or similar results as those described below if it were to occur on any other date and if the actual circumstances at the time of termination.

Amounts accrued under the normal terms of our pension and deferred compensation plans are not included in this table. Information concerning pension benefits and deferred compensation disclosures is presented under “2009 pension benefits”, and “2009 nonqualified deferred compensation.” Similarly, information concerning vested equity awards is not included in the table, and is presented under “Outstanding equity awards at 2009 fiscal year end.”

Name		Severance Payment(1)	Pension Enhance- ment(2)	Health/ Life(3)	Outplace- ment Services(4)	Accele- rated Vesting of Equity Awards(5)	Gross- Up(6)	Total
James S. McElya
	• Termination Without Cause or Resignation for Good Reason, After Change in Control	$7,074,387	$2,509,841	$554,990	$50,000	—	$3,662,843	$13,852,061
	• Termination Without Cause or Resignation for Good Reason, with no Change in Control	$6,124,387	$2,509,841	$554,990	$50,000	—	N/A	$9,239,218
	• Termination for Cause or Resignation Without Good Reason	—	—	—	—	—	N/A	—
	• Termination due to Death	$7,676,922	$2,509,841	$142,743	—	—	N/A	$10,329,506
	• Termination due to Disability	$7,676,922	$2,509,841	$554,990	—	—	N/A	$10,741,753
Edward A. Hasler
	• Termination Without Cause or Resignation for Good Reason, After Change in Control	$3,904,387	$2,015,160	$538,438	$50,000	—	$2,721,929	$9,229,914
	• Termination without Cause or Resignation for Good Reasons. With no Change in Control	$2,730,000	$2,015,160	$39,149	—	—	N/A	$4,784,309
	• Termination Without Cause or Resignation Without Good Reason	—	—	—	—	—	N/A	—
	• Termination due to Death	$424,387	—	—	—	—	N/A	$424,387
	• Termination due to Disability	$424,387	—	—	—	—	N/A	$424,387
Allen J. Campbell
	• Termination Without Cause or Resignation for Good Reason, After Change in Control	$2,134,507	$213,285	$451,020	$50,000	—	$1,024,969	$3,873,781
	• Termination without Cause or Resignation for Good Reasons. With no Change in Control	$1,452,000	$213,285	$28,819	—	—	N/A	$1,694,104
	• Termination Without Cause or Resignation Without Good Reason	—	—	—	—	—	N/A	—
	• Termination due to Death	$242,507	—	—	—	—	N/A	$242,507
	• Termination due to Disability	$242,507	—	—	—	—	N/A	$242,507

Name		Severance Payment(1)	Pension Enhance- ment(2)	Health/ Life(3)	Outplace- ment Services(4)	Accele- rated Vesting of Equity Awards(5)	Gross- Up(6)	Total
Keith D. Stephenson
	• Termination Without Cause or Resignation for Good Reason, After Change in Control	$2,018,007	$91,044	$438,096	$50,000	—	$1,095,617	$3,692,764
	• Termination without Cause or Resignation for Good Reasons. With no Change in Control	$1,350,500	$91,044	$19,936	—	—	N/A	$1,461,480
	• Termination Without Cause or Resignation Without Good Reason	—	—	—	—	—	N/A	—
	• Termination due to Death	$242,507	—	—	—	—	N/A	$242,507
	• Termination due to Disability	$242,507	—	—	—	—	N/A	$242,507
Michael Verwilst
	• Termination Without Cause or Resignation for Good Reason, After Change in Control	$1,898,007	$136,898	$435,186	$50,000	—	$972,855	$3,492,946
	• Termination without Cause or Resignation for Good Reasons, With no Change in Control	$1,270,500	$136,898	$32,564	—	—	N/A	$1,439,962
	• Termination Without Cause or Resignation Without Good Reason	—	—	—	—	—	N/A	—
	• Termination due to Death	$242,507	—	—	—	—	N/A	$242,507
	• Termination due to Disability	$242,507	—	—	—	—	N/A	$242,507
Larry Beard(7)		$1,237,500	$234,413	$22,627	—	$58,400	N/A	$1,552,940

(1)	Cash severance is generally paid in a lump sum at termination. Cash severance amounts estimated above are based on providing executives with prorated outstanding incentive awards and a multiple of the sum of (i) their annual base rate of salary at date of termination plus (ii) their target annual bonus for the year prior to termination, with such multiple equal to three (3) for Mr. McElya and two (2) for Messrs. Hasler, Campbell, Stephenson, and Verwilst. If the termination occurs following a change of control, each Named Executive officer’s cash severance is increased by one additional year’s base salary. Further description of the terms applicable to cash severance payments is included under “Terms applicable to payments upon termination of employment.”
(2)	The pension enhancement provides for payment of the present value of the additional accrued benefit that would otherwise be due from the our qualified and non-qualified pension plans had the executive continued in active service for a specified number of years beyond termination, with such number of years equal to three (3) for Mr. McElya and two (2) for Messrs. Campbell, Hasler, Stephenson, and Verwilst. Pension-eligible earnings to be used for these calculations depend on the circumstances of the termination, described under “Terms applicable to payments upon termination of employment.”
(3)	Health and life insurance benefits are continued for the Named Executive Officers and their covered dependents after termination of employment under certain circumstances. In such cases, the commitment is generally to provide for coverage for these benefits in a manner such that (i) benefits provided are substantially similar to those at termination and (ii) recipients of such benefits will not pay higher share of cost for such benefits than had been required prior to termination of employment based on elections in place at that time. Further description of the terms applicable to health and life insurance benefits is included under “Terms applicable to payments upon termination of employment.”
(4)	Under Mr. McElya’s employment agreement, payment of the cost of outplacement services is provided in an amount up to 15% of his annual base salary at the time of termination, and for purposes of the computations above, actual reimbursement was assumed not to exceed $50,000. In addition, outplacement services were assumed not to be utilized in the death and disability scenarios for Mr. McElya. Upon termination without cause (or resignation for good reason) after a change of control, all Named Executive officers are entitled to payment of the cost of outplacement services in an amount equal to the lesser of 15% of annual base salary at the time of termination, or $50,000.

(5)	Represents effect of accelerated vesting related to time-based and performance-based stock options. In the event of a change in control, outstanding and unvested time-based stock options become fully vested and exercisable, and 20% to 100% of outstanding and unvested performance-based options for the tranche applicable to the year in which the change in control occurs (and the tranche(s) applicable to future years) shall vest to the extent that cumulative consolidated EBITDA performance from the 2004 calendar year through the most recent fiscal year-end meets or exceeds 85% of cumulative performance targets for the same period (where vesting occurs on a straight-line basis between 20% and 100% depending on achievement of the performance targets between 85% and 100%).
(6)	Upon a change of control of the Company each executive may be subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code. Pursuant to the executive’s employment agreement and/or the Severance Plan, we have agreed to reimburse the executive for all excise taxes that are imposed on the executive pursuant to Section 280G and any income and excise taxes that are payable by the executive as a result of this reimbursement. These amounts assume that no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to the non-competition covenants included in the agreement. Amounts will be discounted to the extent we can demonstrate by clear and convincing evidence that the non-competition covenants included in the agreement substantially constrains the executive’s ability to perform services and there is a reasonable likelihood that the non-competition covenants will be enforced against the individual.
(7)	Mr. Beard’s employment ended on March 31, 2009, due to resignation for Good Reason, pursuant to his employment agreement. The amounts set forth in the table represent actual payouts that occurred in 2009, which amounts are reflected in the Summary Compensation Table on page 133. The $58,400 listed under Accelerated Vesting of Equity Awards represents the number of matching stock units under the Management Stock Purchase Plan that became immediately vested as a result of his Resignation for Good Reason (1,168), multiplied by the value of the Company’s common stock at the time his employment ended, which was $50/share; the Summary Compensation Table also includes the value of employee stock units and matching stock units that were already vested prior to Mr. Beard’s termination of employment.

Terms applicable to payments upon termination of employment

We have in effect employment agreements with each of the Named Executive Officers which provide severance pay and benefits in the event of the executive’s termination of employment for specified reasons prior to a change of control of the Company, and a Change of Control Severance Pay Plan that provides severance pay and benefits if the executive is terminated following a change of control.

Mr. McElya’s employment agreement. On March 26, 2009, Mr. McElya’s existing employment agreement with us was amended and restated, primarily to document that Mr. McElya was again serving as our Chief Executive Officer in addition to serving as Chairman. The material provisions of Mr. McElya’s previous employment agreement, entered into in December 2007, remained unchanged. Mr. McElya’s employment agreement provides him with special retirement termination benefits in the event that he terminates employment as Chief Executive Officer with at least 90 days prior written notice and agrees to continue providing services to the us as non-executive Chairman of our board of directors for a period to be mutually agreed (a “qualified retirement”). The special retirement benefits correspond to the amounts and benefits that would otherwise be payable to Mr. McElya in connection with an involuntary termination of his employment without “cause”, or in connection with a voluntary termination of his employment for “good reason”, as such terms are defined in the employment agreement. Mr. McElya’s employment agreement also provides that, following a qualified retirement as described above, Mr. McElya’s stock options with Cooper-Standard Holdings Inc., or Holdings, will continue to vest as if he remained employed for so long as Mr. McElya continues to serve as non-executive Chairman, and his vested options upon termination as Chairman will remain exercisable until two years following the date of his termination as Chairman (or until the normal option term expiration date, if sooner).

In December 2007, Mr. McElya also entered into a put option agreement with Holdings and certain stockholders of Holdings related to the 20,000 shares of Holdings’ common stock that Mr. McElya purchased on December 23, 2004, or the Purchased Shares. Under the terms of the put option agreement, in the event of Mr. McElya’s qualified retirement as described above, or termination of employment due to death or disability, in each case, prior to the occurrence of a qualified initial public offering of Holdings’ common stock, Mr. McElya will have the right to require Holdings to purchase his Purchased Shares for fair market value. Mr. McElya’s put right under the put option agreement is generally exercisable within 180 days following the date of his termination as non-executive Chairman or termination due to death or disability.

The current term of Mr. McElya’s employment agreement ends December 31, 2010, but the term will be automatically extended for one year periods thereafter unless we provide a notice of termination by September 30 of a given year. The agreement provides Mr. McElya with an annual base salary (currently $950,000), which is to be reviewed by our board of directors each year. Our board of directors may increase, but not decrease, the base salary. The agreement also provides Mr. McElya with an annual bonus opportunity based on a percentage of his base salary (currently 100%) as well as participation in our benefit plans and long-term incentive plans and programs. Effective January 2009, Mr. McElya and the other members of our senior leadership team, consented to a 10% reduction in base salary for a six month period, subject to extension, and waived eligibility under the annual bonus plan for a bonus with respect to the first half of 2009. In addition, Mr. McElya consented to the freezing of certain retirement and savings plan benefits.

If Mr. McElya terminates employment for “Good Reason”, or we terminates Mr. McElya’s employment without “Cause”, as those terms are defined in the agreement and described below, and in each case prior to a change of control of the Company, then we will pay or provide to Mr. McElya: (i) his accrued but unpaid salary, annual and long-term incentive compensation amounts; (ii) a pro rata payment of any target annual and long-term incentive compensation amounts for which the performance periods have not ended; (iii) the greater of a lump sum payment equal to three times his current annual base salary plus his annual target bonus amount (for the year preceding the year of his termination) or a sum equal to the biweekly payments that Mr. McElya would have received if he were paid at the rate of his average compensation for the remainder of the term; (iv) a lump sum payment equal to the value of three additional years of service credit under our qualified and non-qualified defined benefit pension plans, assuming his compensation under such plans for the three year period was the highest compensation paid to him during any of the five calendar years preceding the year in which his termination of employment occurs (not impacted by our freezing of accruals under the qualified defined benefit retirement plan); (v) three years of continued coverage under the life, accident and health plans sponsored by us and in which Mr. McElya was covered immediately prior to his termination; (vi) medical and life insurance coverage for Mr. McElya and his spouse for their lifetimes, and for his dependent children until they cease to qualify as dependents; and (vii) outplacement services for up to two calendar years following the year of termination, not to exceed a cost equal to 15% of his annual base pay. The lump sum amounts described in clauses (iii) and (iv) of the preceding sentence are payable six months following the date of Mr. McElya’s termination of employment. If, during the first 36 months of life, medical and accident benefit continuation, we are unable to provide what are otherwise intended to be non-taxable benefits to Mr. McElya and his covered family members on a tax-free basis, then we will make an additional payment to Mr. McElya to reimburse him for the taxes due on such benefits.

Termination for “Cause” under Mr. McElya’s employment agreement means termination for any of the following reasons: (i) any act or omission constituting a material breach by him of any of his significant obligations under the agreement or his continued failure or refusal to adequately perform the duties reasonably required of him which is materially injurious to us and his failure to correct such breach, failure or refusal within thirty (30) days of notice to him thereof by our board of directors; (ii) the conviction for a felony or the conviction for or finding by civil verdict of the commission by him of a dishonest act or common law fraud against us; or (iii) any other willful act or omission which is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, us and his failure to correct such act or omission after notification by our board of directors of any such act or omission.

Termination by Mr. McElya for “Good Reason” under his employment agreement means termination following the occurrence of any of the following, without Mr. McElya’s express, prior written consent: (i) a material breach by us of our obligations under the agreement relating to Mr. McElya’s duties, compensation and benefits, including but not limited to, the assignment to him of any duties materially inconsistent with his status as Chief Executive Officer, or his removal from such position, or a substantial adverse alteration in the nature of his responsibilities except, in each case, in connection with a promotion, and the failure by us to remedy such breach within thirty (30) days after receipt of written notice of such breach from Mr. McElya; (ii) the relocation of Mr. McElya’s work location 150 miles or more from its current location, except for relocation to our headquarters and required travel on the Company’s business to an extent reasonably required to perform his duties; (iii) except as required by law, the failure by us to provide Mr. McElya with benefit plans that provide health, life, disability, retirement and fringe benefits that are substantially comparable in the aggregate to the level of such benefits provided him by Cooper Tire immediately prior to the 2004 acquisition other than in connection with a reduction in such level of benefits that applies to our other senior executives; (iv) the failure by us to obtain a satisfactory agreement from any successor to assume and agree to perform our obligations under the employment agreement and provide Mr. McElya with the same or a comparable position, duties, benefits, and base salary and incentive compensation as provided in the employment agreement; or (v) the failure of our board of directors to elect Mr. McElya to his existing position or an equivalent position.

If Mr. McElya terminates employment as a result of death or disability, then we will pay or provide to Mr. McElya or Mr. McElya’s beneficiaries, estate or family, as applicable, the amounts and considerations Mr. McElya would have been entitled to as if Mr. McElya’s employment had been terminated by Mr. McElya for Good Reason or by us without Cause immediately prior to the expiration of the current term of employment.

If Mr. McElya is terminated by us for Cause, Mr. McElya will be entitled to base pay and vested benefits under any plan in accordance with that plan and a pro rata portion of any incentive compensation for the year in which the termination occurs up to the date of termination.

If Mr. McElya voluntarily elects to retire and agrees to act as our non-executive Chairman of our board of directors for a mutually agreed upon term, then Mr. McElya will be entitled to the amounts and considerations Mr. McElya would have been entitled to if Mr. McElya’s employment had been terminated by Mr. McElya for Good Reason or by us without Cause immediately prior to the expiration of the current term of employment.

If we elect not to extend Mr. McElya’s employment agreement upon expiration of the current term, then Mr. McElya will be treated as if he terminated employment for good reason or we terminated without cause and entitled to the severance pay and other benefits described above, except that such pay and benefits will not be paid until his actual termination of employment which shall be deemed effective December 31 of the year in which we provided notice of its election.

The agreement also provides that if any payment or the amount of benefits due under the agreement or otherwise would be considered an excess parachute payment that subjects Mr. McElya to excise tax under Internal Revenue Code Section 4999, then we will make an additional “gross-up” payment to Mr. McElya to reimburse him for such taxes (and any taxes due on the gross-up payment).

In exchange for the benefits provided under the agreement, Mr. McElya agrees not to compete with us for a two-year period after his termination of employment, not to solicit or interfere with any of our employees or customer, and not to disclose confidential and proprietary information. Mr. McElya is also required to execute a release of all claims against us as a condition to receiving the severance payment and benefits, if applicable.

Employment agreements of other named executive officers. We have in effect employment agreements with the other Named Executive Officers, which are substantially similar to Mr. McElya’s employment agreement except as described below. The other Named Executive Officers’ employment agreements have an initial term ending December 31, 2009 (July 1, 2011 for Mr. Hasler) and continue for one year periods thereafter, unless we or Named Executive Officer provides a notice of termination at least 60 days prior to the end of any term. Under the agreements, each Named Executive Officer is paid an annual base salary, currently as follows: $750,000 for Mr. Hasler; $440,000 for Mr. Campbell; $425,000 for Mr. Stephenson; and $385,000 for Mr. Verwilst. Mr. Beard’s employment with us terminated on March 31, 2009. The agreements provide that the compensation committee may increase the base salary from time to time, based upon the recommendation of the Chief Executive Officer. The agreements also provide that the Named Executive Officers are entitled to participate in such annual and long-term incentive compensation programs and benefit plans and programs as are generally provided to senior executives. In January of 2009, the Named Executive Officers consented to a 10% reduction in their base salaries for a six month period, subject to extension, and waived their eligibility under the annual bonus plan to bonuses with respect to the first half of 2009. In addition, the Named Executive Officers consented to the freezing of certain retirement and savings plan benefits.

If a Named Executive Officer terminates employment for “Good Reason” or we terminate the employment of the Named Executive Officer without “Cause”, as those terms are defined in the agreement and described below, and in each case prior to a change of control of the Company, then we will pay or provide to the Named Executive Officer: (i) his accrued but unpaid salary, annual and long-term incentive compensation amounts; (ii) a pro rata payment of any annual incentive compensation amounts for which the performance period has not ended; (iii) a lump sum payment equal to two times the executive’s current annual base salary plus his annual target bonus amount (for the year preceding the year of his termination); (iv) a lump sum payment equal to the value of two additional years of service credit under our qualified and nonqualified defined benefit pension plans, assuming the executive’s compensation under such plans for such period was the same as the compensation paid to him during the year preceding his termination of employment (though additional years of service credit are not provided in relation to the qualified plan for this purpose beyond January 31, 2009 when we froze the qualified plan); and (v) two years of continued coverage under the life and health plans sponsored by us at the same cost to the executive as is being charged to active employees.

Termination for “Cause” under the employment agreements of these executives means termination for any of the following reasons: (i) the executive’s willful failure to perform duties or directives which is not cured following written notice; (ii) the executive’s commission of a felony or crime involving moral turpitude; (iii) the executive’s willful malfeasance or misconduct which is demonstrably injurious to us; or (iv) material breach by the executive of the non-competition, non-solicitation or confidentiality provisions of the agreement.

Termination by any of these executives for “Good Reason” shall mean termination following any of the following: (i) a substantial diminution in the executive’s position or duties, adverse change in reporting lines, or assignment of duties materially inconsistent with the executive’s position; (ii) any reduction in the executive’s base salary or annual bonus opportunity; (iii) any reduction in the executive’s long-term cash incentive compensation opportunities, other than reductions generally affecting other senior executives participating in the applicable long-term incentive compensation programs or arrangements; (iv) our failure to pay the executive any compensation or benefits when due; (v) relocation of the executive’s principal place of work in excess of 50 miles from the executive’s current principal place of work; or (vi) any material breach by us of the terms of the Agreement; in each case if we fail to cure such event within 10 calendar days after receipt from the executive of written notice of the event which constitutes Good Reason.

If the Named Executive Officer’s employment terminates due to disability or death, then we shall make a pro rata payment of the target amounts payable under any annual and long-term incentive compensation awards then in effect. In the event of any other termination of employment, no amounts are payable under the agreement.

If we elect not to extend the Named Executive Officer’s employment agreement for any year after expiration of the initial term, then the Named Executive Officer will be treated as if he were terminated by us without Cause and entitled to the severance pay and other benefits described above, except that such pay and benefits will not be paid until his actual termination of employment and if his actual termination occurs between ages 64 and 65, his severance multiplier (if higher than one) is reduced to one, and if after age 65, the executive will not be entitled to any severance payment or other benefits under the agreement.

In exchange for the benefits provided under the agreement, the Named Executive Officers agree not to compete with us or solicit or interfere with any of our employees or customer for a two-year period after his termination of employment, and not to disclose confidential and proprietary information. Each Named Executive Officer is also required to execute a release of all claims against us as a condition to receiving the severance payment and benefits, if applicable.

Change of control severance plan. If the Named Executive Officers are terminated following a change of control of the Company, then in lieu of the severance payments and benefits described above, the executives are entitled to the severance pay and benefits provided under our Change of Control Severance Pay Plan. Under the plan, if within two years following a “Change of Control” of the Company as defined in the plan and described below, a

Named Executive Officer is terminated by us (or the successor in the change of control transaction) without “Cause” as defined in the plan and described below, or terminates his employment for certain reasons, then we (or the successor) will pay or provide to the Named Executive Officer: (i) an amount equal to one year of his annual base salary; (ii) a pro rata payment of any annual and long-term incentive compensation amounts for which the performance periods have not ended; (iii) a lump sum payment equal to three (for Mr. McElya) and two (for all other Named Executive Officers) times his current annual base salary plus his annual target bonus amount (for the year preceding the year of the change of control); (iv) a lump sum payment equal to the value of three (for Mr. McElya) and two (for all other Named Executive Officers) additional years of service credit under our qualified and nonqualified defined benefit pension plans, assuming the executive’s compensation under such plans for respective period was the highest compensation paid to the executive during any of the five years preceding the year in which his termination of employment occurs (though additional years of service credit are not provided in relation to the qualified plan for this purpose beyond January 31, 2009 when we froze the qualified plan); (v) three years (for Mr. McElya) and two years (for all other Named Executive Officers) of continued coverage under the life and health plans sponsored by us and in which the executive was covered immediately prior to his termination; (vi) medical and life insurance coverage for the Named Executive Officer and his spouse for their lifetimes, and for his dependent children until they cease to qualify as dependents, at the same cost as was being charged to the Named Executive Officer immediately prior to the change of control; and (vii) outplacement services for up to two calendar years following the year of termination, not to exceed a cost equal to the lesser of 15% of the Executive’s annual base pay or $50,000. If, during the first 36 months (for Mr. McElya) or 24 months (for all other Named Executive Officers) of life and medical benefit continuation, we are unable to provide what are otherwise intended to be non-taxable benefits to the Named Executive Officer and his covered family members on a tax-free basis, then we will make an additional payment to the Named Executive Officer to reimburse him for the taxes due on such benefits. In addition, under the Supplementary Benefit Plan (as described in the Executive Compensation Components section), participants receive a lump sum payout of the present value of their accrued benefits under this plan within 60 days after a termination of employment as described in this paragraph.

A “Change of Control” under the plan means the occurrence of any of the following events: (i) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” or “group” (as such terms are defined in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, or the Exchange Act) other than certain permitted entities affiliated with us or our pre-reorganization affiliate shareholders or (ii) any person or group, other than such permitted entities, becomes the “beneficial owner” (as defined in Rules 13d-3 and l3d-5 under the Exchange Act), directly or indirectly, of greater than or equal to 50% of the total voting power of the voting stock of the Company, including by way of merger, consolidation or otherwise, except where one or more of our pre-reorganization affiliate shareholders and/or their respective affiliates, immediately following such merger, consolidation or other transaction, continue to have the ability to designate or elect a majority of the board of directors of the Company (or the board of directors of the resulting entity or its parent company). A transaction or series of transactions that would otherwise not constitute a Change of Control is treated as a Change of Control for purposes of the Named Executive Officer’s entitlements under the plan if clause (i), above, is satisfied in respect of the business or division in which such executive is principally engaged.

Termination for “Cause” under the plan has the same meaning as termination for Cause under Mr. McElya’s employment agreement, described above. The circumstances that constitute reasons under the plan for which a Named Executive Officer may terminate his employment and be entitled to severance benefits as if he was terminated without Cause are as follows: (i) for Messrs. McElya, Hasler, Campbell, Stephenson, and Verwilst, a significant adverse change in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position held by the executive immediately prior to the Change in Control, (ii) a reduction in the executive’s base salary or opportunities for incentive compensation under applicable our plans and programs, (iii) the termination or denial of the executive’s rights to employee benefits or a reduction in the scope or aggregate value thereof, (iv) any material breach of its obligations under the plan by us or any successor or (v) a requirement by the us that the executive move his principal work location more than 50 miles; in each case other than (v) unless remedied by us within ten calendar days following notice from the executive of such circumstances. Under the plan, Mr. McElya may voluntarily terminate his employment for any reason or without reason during the thirty-day period immediately following the date that is six months after a Change of Control has occurred (other than a Change of Control related to an initial public offering) and receive the severance benefits applicable to termination without Cause.

The plan also provides that if any payment or the amount of benefits due under the plan or otherwise would be considered an excess parachute payment that subjects the Named Executive Officer to excise tax under Internal Revenue Code Section 4999, then we will make an additional “gross-up” payment to the Named Executive Officer to reimburse him for such taxes (and any taxes due on the gross-up payment).

Finally, the plan provides that if the payment of any money or other benefit due under the plan could cause the application of an accelerated or additional tax to a Named Executive Officer under Internal Revenue Code Section 409A, such payment or benefit will be deferred or otherwise restructured to avoid such acceleration or additional tax.

If a Named Executive Officer’s employment is terminated for any other reason, then no amounts are payable under the plan.

In exchange for the benefits provided under the plan, each Named Executive Officer agrees not to compete with us and not to solicit or interfere with any of our employees or customers for a two-year period (for all Named Executive Officers) after his termination of employment, and agrees not to disclose confidential and proprietary information. Each Named Executive Officer is also required to execute a release of all claims against us as a condition to receiving the severance payment and benefits.

Director compensation

The following table sets forth information regarding the compensation received by each of our non-employee directors during the year ended December 31, 2009.

Name (a)	Fees Earned or Paid in Cash (b)		Stock Awards (c)(6)	Option Awards (d)	All Other Compensation (g)	Total (h)
Gerald J. Cardinale	$—	(1)	—	—	—	$—
Gary L. Convis	$66,125	(2)	—	—	—	$66,125
Jack Daly	$—	(1)	—	—	—	—
S. A. Johnson	$127,625	(3)	—	—	—	$127,625
Leo F. Mullin	$—	(1)	—	—	—	—
James A. Stern	$—	(1)	—	—	—	—
Steven A. Van Oss	$76,125	(4)	—	—	—	$76,125
Kenneth L. Way	$77,625	(5)	—	—	—	$77,625

(1)	As officers or nominees of our pre-reorganization affiliate shareholders, Messrs. Cardinale, Daly, Mullin and Stern were not entitled to compensation for serving as a director or member of any committee of our board of directors.
(2)	Represents $60,125 ($65,000 minus 10% pay reduction for the first three quarters) for Mr. Convis’ annual outside director fee and $6,000 for attendance at meetings of our board of directors in 2009.
(3)	Represents $60,125 ($65,000 minus 10% pay reduction for the first three quarters) for Mr. Johnson’s annual outside director fee, $60,000 as a transitional fee paid to Mr. Johnson, who served prior to 2009 as the Company’s Lead Director, and $7,500 for attendance at meetings of our board of directors in 2009.
(4)	Represents $60,125 ($65,000 minus 10% pay reduction for the first three quarters) for Mr. Van Oss’ annual outside director fee, $10,000 for his service as Chairman of the audit committee, and $6,000 for attendance at meetings of our board of directors in 2009.

(5)	Represents $60,125 ($65,000 minus 10% pay reduction for the first three quarters) for Mr. Way’s annual outside director fee, $10,000 for his service as Chairman of the compensation committee, and $ 7,500 for attendance at meetings of our board of directors in 2009.
(6)	The amount shown in column (c) represents the grant date fair value associated with Company matching stock units allocated under the Management Stock Purchase Plan as determined pursuant to ASC Topic 718. Because the Company was cancelled upon emergence from chapter 11 under our plan of reorganization, the value of the Company common stock as of December 31, 2009 is deemed to be zero.

Summary of director compensation for 2009

None of our directors who were officers or nominees of our pre-reorganization affiliate shareholders received any compensation for serving as a director or as a member or chair of a committee of our board of directors during 2009. Members of our board of directors who were not employees of the Company or officers, nominees or employees of our pre-reorganization affiliate shareholders were compensated with an outside director fee in the amount of $65,000 per year (which was reduced by 10% for the first three quarters of 2009) and, if they served as chair of a committee of our board of directors, an additional fee of $10,000 per year. Our directors who were not employees of the Company or officers, nominees or employees of our pre-reorganization affiliate shareholders also received $1,500 per meeting of the our board of directors that such members attended, and were eligible to receive grants of non-qualified and incentive stock options and other stock-based awards under our Stock Incentive Plan.

Director compensation following emergence from bankruptcy

On the day after emergence from bankruptcy, stock options and restricted stock awards were granted to the following non-employee directors in accordance with form of award agreements adopted by our board of directors: Orlando Bustos, Larry Jutte, David Mastrocola, Stephen A. Van Oss and Kenneth L. Way. Each director was granted 4,408 shares of restricted common stock and 9,731 options to purchase common stock (with an exercise price per share equal to the plan of reorganization value of $25.52).

The time-based stock options and time-based restricted stock generally vest in installments equal to 50% on the first anniversary of the date of grant, and 25% on each of the second and third anniversaries of the date of grant, while the directors remain in service with the Company. The equity awards vest 100% in the event of a Change of Control. Upon termination of service due to the director’s death, Disability or as the result of an involuntary removal by action of the stockholders, the awards vest on a pro-rata basis based on the following fraction, the numerator of which is the days served as a director from the later of the date of grant or the most recent anniversary of the date of grant through the termination date and the denominator of which is 365, multiplied by: 1) 50%, if such termination occurs prior to the first anniversary of the date of grant, or 2) 25%, if such termination occurs between the first and third anniversaries of the date of grant, provided that, where applicable, upon a termination due to a Termination Event of the Stockholder (as such terms are defined in the director nomination agreement pursuant to which such director was nominated), the equity would vest with respect to 50% of the award if such termination occurs prior to the first anniversary and with respect to 25% of the award granted thereunder if such termination occurs between the first and third anniversaries.

Effective as of May 28, 2010, our board of directors also approved the following compensation to be paid to the non-employee directors: an annual cash retainer of $75,000 per year, to be paid quarterly, a committee chair fee of $10,000 per year, paid quarterly, for service as chair of a standing committee of our board of directors, reimbursement of travel, accommodation and other expenses for meeting fees and expenses (with no per-meeting fees for attendance), and the equity awards described above. In addition, our bylaws provide for broad indemnification of directors.

Additionally, pursuant to its nomination agreement, Oak Hill Advisors, L.P. or its affiliates will be receiving the compensation described above (including the equity grants pursuant to substantially similar terms and substantially similar award agreements) in lieu of Glenn R. August.

PRINCIPAL STOCKHOLDERS

The following table indicates information to our knowledge, as of October 29, 2010, regarding the beneficial ownership of our common stock by:

•	each of our directors;

•	each of our named executive officers;

•	each stockholder known by us to beneficially hold five percent or more of our common stock; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options, warrants or shares of 7% preferred stock that are currently exercisable or convertible, or exercisable or convertible within 60 days of October 29, 2010, are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or shares of our 7% preferred stock for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

All percentages and share amounts are approximate based on current information available to us. The information available to us may be incomplete.

Unless otherwise noted, the address for each person listed on the table is c/o Cooper-Standard Holdings Inc., 39550 Orchard Hill Place Drive, Novi, Michigan 48375.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of All Common Stock
Significant Owners:
Silver Point Capital L.P.(1)	4,575,630	22.9%
Oak Hill Advisors, L.P.(2)	4,298,303	21.6%
Capital Research and Management Company(4)	2,823,856	14.7%
Lord, Abbett & Co. LLC(5)	1,768,836	9.5%
Barclays Bank PLC(3)	1,587,480	8.1%
SOF Investments, L.P.(6)	1,108,724	6.0%
TCW Asset Management Company(7)	1,010,876	5.4%

Directors and named executive officers:
James S. McElya(8)	523,370	2.8%
Edward A. Hasler(9)	85,988	*
Allen J. Campbell(10)	76,040	*
Keith D. Stephenson(11)	76,040	*
Michael C. Verwilst(12)	47,850	*
Glenn R. August(2)	—	—
Orlando A. Bustos(13)	12,408	*
Larry Jutte(14)	4,408	*
David J. Mastrocola(14)	4,408	*
Stephen A. Van Oss(14)	4,408	*
Kenneth L. Way(14)	4,408	*
Directors and executive officers as a group (14 persons)	973,376	5.3%

*	Less than 1% of issued and outstanding shares of common stock.
(1)

Includes: (i) 872,963 shares of common stock held by Silver Point Capital Fund, L.P. (“SPCF”); (ii) 318,634 shares of common stock issuable upon conversion of preferred stock held by SPCF; (iii) 159,016 shares of common stock issuable upon exercise of warrants held by SPCF; (iv) 2,106,175 shares of common stock held by Silver Point Capital Offshore Master Fund, L.P. (“SPCOMF”); (v) 743,474 shares of common stock issuable upon conversion of preferred stock held by SPCOMF; (vi) 375,369 shares of common stock issuable upon exercise of warrants held by SPCOMF; (vii) 50,000 shares of common stock held by Mulé Associates, LLC (“Mulé”); and (viii) 50,000 shares of common stock issuable upon exercise of warrants held by Mulé. Edward A. Mulé, co-founder and partner of Silver Point Capital, L.P., has sole voting and investment power over the securities held by Mulé Associates, LLC. Silver Point Capital, L.P. shares voting and investment power with Mulé, SPCF and SPCOMF. The address for Silver Point Capital L.P. is Two Greenwich Plaza, 1st Floor, Greenwich, CT 06830.

(2)	Includes: (i) 40,069 shares of common stock held by Future Fund Board of Guardians (“Future Fund”); (ii) 66,773 shares of common stock issuable upon conversion of preferred stock held by Future Fund; (iii) 24,498 shares of common stock issuable upon exercise of warrants held by Future Fund; (iv) 34,293 shares of common stock held by Lerner Enterprises, LLC (“Lerner”); (v) 16,640 shares of common stock issuable upon conversion of preferred stock held by Lerner; (vi) 7,263 shares of common stock issuable upon exercise of warrants held by Future Fund; (vii) 574,304 shares of common stock held by Oak Hill Credit Alpha Master Fund, L.P. (“OH-I”); (viii) 28,913 shares of common stock issuable upon exercise of warrants held by OH-I; (ix) 476,630 shares of common stock held by Oak Hill Credit Opportunities Financing, Ltd. (“OH-II”); (x) 240,855 shares of common stock issuable upon conversion of preferred stock held by OH-II; (xi) 99,604 shares of common stock issuable upon exercise of warrants held by OH-II; (xii) 188,568 shares of common stock held by OHA Strategic Credit Fund, L.P. (“OH-III”); (xiii) 8,191 shares of common stock issuable upon exercise of warrants held by OH-III; (xiv) 48,795 shares of common stock held by OHA Strategic Credit Master Fund II, L.P. (“OH-IV”); (xv) 81,315 shares of common stock issuable upon conversion of preferred stock held by OH-IV; (xvi) 29,834 shares of common stock issuable upon exercise of warrants held by OH-IV; (xvii) 174,989 shares of common stock held by OHA Strategic Credit Master Fund, L.P. (“OH-V”); (xviii) 288,551 shares of common stock issuable upon conversion of preferred stock held by OH-V; (xix) 102,392 shares of common stock issuable upon exercise of warrants held by OH-V; (xx) 801,128 shares of common stock held by OHA Strategic Credit Master Fund (Parallel II), L.P. (“OH-VI”); (xxi) 35,866 shares of common stock issuable upon exercise of warrants held by OH-VI; (xxii) 75,065 shares of common stock held by OHA Strategic Credit Master Fund (Parallel I), L.P. (“OH-VII”); (xxiii) 3,252 shares of common stock issuable upon exercise of warrants held by OH-VII; (xxiv) 23,538 shares of common stock held by OHSF Financing, Ltd. (“OH-VIII”); (xxv) 1,130 shares of common stock issuable upon exercise of warrants held by OH-VIII; (xxvi) 285,486 shares of common stock held by OHSF II Financing, Ltd. (“OH-IX”); (xxvii) 375,208 shares of common stock issuable upon conversion of preferred stock held by OH-IX; (xxviii) 138,153 shares of common stock issuable upon exercise of warrants held by OH-IX. Oak Hill Advisors, L.P. (“OHA”) is the investment advisor to Future Fund, Lerner, OH-I, OH-II, OH-III, OH-IV, OH-V, OH-VI, OH-VII, OH-VIII, and OH-IX, and certain of its affiliates and principals, either directly or indirectly, exercise voting and dispositive power over the securities owned by them. OHA and its affiliates and principals disclaim beneficial ownership of such securities, except to the extent of their direct pecuniary interest therein. Mr. August is President and Senior Partner for Oak Hill Advisors, L.P. and may be deemed to have beneficial ownership of the foregoing securities. Mr. August disclaims beneficial ownership of the foregoing securities except to the extent of his pecuniary interest in such securities. The address for Oak Hill Advisors, L.P. is 1114 Avenue of the Americas, 27th Floor, New York, NY 10036.
(3)	Includes: (i) 192,642 shares of common stock held by Barclays Bank PLC; (ii) 867,023 shares of common stock issuable upon conversion of preferred stock held by Barclays Bank PLC; (iii) 16,216 shares of common stock issuable upon exercise of warrants held by Barclays Bank PLC; (iv) 83,205 shares of common stock held by Barclays Capital Inc.; and (v) 428,395 shares of common stock issuable upon exercise of warrants held by Barclays Capital Inc. Barclays Capital Inc. is an indirectly, wholly-owned subsidiary of Barclays Bank PLC. The address for Barclays Bank PLC is 745 Seventh Avenue, New York, NY 10019.
(4)	Includes: (i) 123,234 shares of common stock held by American Funds Insurance Series, Asset Allocation Fund (“AFIS AAF”); (ii) 85,545 shares of common stock issuable upon conversion of preferred stock held by AFIS AAF; (iii) 38,220 shares of common stock issuable upon exercise of warrants held by AFIS AAF; (iv) 4,134 shares of common stock held by American Funds Insurance Series, Global Bond Fund (“AFIS GBF”); (v) 289 shares of common stock issuable upon exercise of warrants held by AFIS GBF; (vi) 62,139 shares of common stock held by American Funds Insurance Series, High Income Bond Fund (“AFIS HIBF”); (vii) 21,385 shares of common stock issuable upon conversion of preferred stock held by AFIS HIBF; (viii) 11,422 shares of common stock issuable upon exercise of warrants held by AFIS HIBF; (ix) 1,139,235 shares of common stock held by American High Income Trust (“AHIT”); (x) 427,736 shares of common stock issuable upon conversion of preferred stock held by AHIT; (xi) 190,869 shares of common stock issuable upon exercise of warrants held by AHIT; (xii) 40,522 shares of common stock held by Capital World Bond Fund, Inc. (“CapWorld”); (xiii) 2,837 shares of common stock issuable upon exercise of warrants held by CapWorld; (xi) 85,450 shares of common stock held by The Bond Fund of America, Inc. (“BFA”); (xiv) 5,096 shares of common stock issuable upon exercise of warrants held by BFA; and (xv) 586,012 shares of common stock held by The Income Fund of America, Inc. (“IFA”). Capital Research and Management Company, as investment adviser, has sole voting and investment power over the securities owned by AFIS AAF, AFIS GBF, AFIS HIBF, AHIT, CapWorld, BFA and IFA. The address for Capital Research and Management Company is 630 Fifth Avenue, New York, NY 10111.

(5)	Includes: (i) 56,469 shares of common stock held by Advanced Series Trust—AST Lord Abbett Bond Debenture Portfolio (“AST”); (ii) 7,140 shares of common stock issuable upon conversion of preferred stock held by AST; (iii) 6,262 shares of common stock issuable upon exercise of warrants held by AST; (iv) 752,939 shares of common stock held by Lord Abbett Bond-Debenture Fund, Inc. (“LA-I”); (v) 95,135 shares of common stock issuable upon conversion of preferred stock held by LA-I; (vi) 83,503 shares of common stock issuable upon exercise of warrants held by LA-I; (vii) 112,940 shares of common stock held by Lord Abbett Investment Trust—Lord Abbett High Yield Fund (“LA-II”); (viii) 14,275 shares of common stock issuable upon conversion of preferred stock held by LA-II; (ix) 12,524 shares of common stock issuable upon exercise of warrants held by LA-II; (x) 131,763 shares of common stock held by Lord Abbett Research Fund, Inc.—Lord Abbett Capital Structure Fund (“LA-III”); (xi) 16,648 shares of common stock issuable upon conversion of preferred stock held by LA-III; (xii) 14,613 shares of common stock issuable upon exercise of warrants held by LA-III; (xiii) 22,587 shares of common stock held by Lord Abbett Series Fund, Inc.—Bond Debenture Portfolio (“LA-IV”); (xiv) 2,853 shares of common stock issuable upon conversion of preferred stock held by LA-IV; (xv) 2,504 shares of common stock issuable upon exercise of warrants held by LA-IV; (xvi) 3,764 shares of common stock held by Lord Abbett Series Fund, Inc.—Capital Structure Portfolio (“LA-V”); (xvii) 481 shares of common stock issuable upon conversion of preferred stock held by LA-V; (xviii) 417 shares of common stock issuable upon exercise of warrants held by LA-V; (xix) 188,233 shares of common stock held by MET Investors Series Trust—Lord Abbett Bond Debenture Portfolio (“LA-VI”); (xx) 23,784 shares of common stock issuable upon conversion of preferred stock held by LA-VI; (xxi) 20,875 shares of common stock issuable upon exercise of warrants held by LA-VI; (xxii) 50,823 shares of common stock held by MHAM US Income Open (“MHAM”); (xxiii) 6,423 shares of common stock issuable upon conversion of preferred stock held by MHAM; (xxiv) 5,636 shares of common stock issuable upon exercise of warrants held by MHAM; (xxv) 107,294 shares of common stock held by Mizuho US High Yield Open (“Mizuho”); (xxvi) 13,559 shares of common stock issuable upon conversion of preferred stock held by Mizuho; (xxvii) 11,899 shares of common stock issuable upon exercise of warrants held by Mizuho; (xxviii) 2,824 shares of common stock held by Pollux Holdings LP (“Pollux”); (xxix) 356 shares of common stock issuable upon conversion of preferred stock held by Pollux; and (xxx) 312 shares of common stock issuable upon exercise of warrants held by Pollux. Lord, Abbett & Co. LLC, as investment advisor, has sole voting and investment power over the securities owned by AST, LA-I, LA-II, LA-III, LA-IV, LA-V, LA-VI, MHAM, Mizuho and Pollux. The address for Lord, Abbett & Co. LLC is 90 Hudson Street, Jersey City, NJ 07302.
(6)	Includes 1,083,241 shares of common stock and 25,483 shares of common stock issuable upon exercise of warrants. MSD Capital, L.P. is the general partner of SOF Investments, L.P. and may be deemed to have or share voting and dispositive power over, and/or beneficially own, the common shares held by SOF Investments, L.P. MSD Capital Management LLC is the general partner of MSD Capital, L.P. and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares held by MSD Capital, L.P. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares owned by MSD Capital Management LLC. The address for SOF Investments, L.P. is c/o MSD Capital, L.P., 645 Fifth Ave., 21st Floor, NewYork, NY 10022.
(7)	Includes: (i) 151,007 shares of common stock held by TCW Shared Opportunity Fund IV, L.P. (“TCW-IV”); (ii) 38,115 shares of common stock issuable upon conversion of preferred stock held by TCW-IV; (iii) 23,892 shares of common stock issuable upon exercise of warrants held by TCW-IV; (iv) 31,046 shares of common stock held by TCW Shared Opportunity Fund IVB, L.P. (“TCW-IVB”); (v) 7,771 shares of common stock issuable upon conversion of preferred stock held by TCW-IVB; (vi) 4,888 shares of common stock issuable upon exercise of warrants held by TCW-IVB;(vii) 534,867 shares of common stock held by TCW Shared Opportunity Fund V, L.P. (“TCW-V”); (viii) 134,752 shares of common stock issuable upon conversion of preferred stock held by TCW-V; and (ix) 84,538 shares of common stock issuable upon exercise of warrants held by TCW-V. The investment adviser to TCW-IV, TCW-IVB and TCW-V is TCW Asset Management Company, an SEC-registered investment adviser, and, as such, has dispositive and voting power with respect to the shares held by the funds it advises. The address for TCW Asset Management Company is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.
(8)	Includes 430,015 shares of restricted common stock and 21,757 shares of restricted preferred stock that are convertible into 93,355 shares of common stock, which were granted in connection with our emergence from bankruptcy.
(9)	Includes 70,680 shares of restricted common stock and 3,570 shares of restricted preferred stock that are convertible into 15,318 shares of common stock, which were granted in connection with our emergence from bankruptcy.
(10)	Includes 62,417 shares of restricted common stock and 3,175 shares of restricted preferred stock that are convertible into 13,623 shares of common stock, which were granted in connection with our emergence from bankruptcy.
(11)	Includes 62,417 shares of restricted common stock and 3,175 shares of restricted preferred stock c that are convertible into 13,623 shares of common stock, which were granted in connection with our emergence from bankruptcy.
(12)	Includes 39,277 shares of restricted common stock and 1,998 shares of restricted preferred stock that are convertible into 8,573 shares of common stock.
(13)	Includes 8,000 shares of common stock purchased in the open market and 4,408 shares of restricted common stock, which were granted in connection with our emergence from bankruptcy.
(14)	Represents of 4,408 shares of restricted common stock granted to each of these directors in connection with our emergence from bankruptcy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Equity Commitment Agreement

In connection with our plan of reorganization, we entered into an equity commitment agreement on March 19, 2010 with certain funds and/or accounts managed by Silver Point Capital, L.P., Barclays Bank PLC, Oak Hill Advisors, L.P., Lord, Abbett & Co. LLC, Capital Research and Management Company, TCW Asset Management Company and TD Asset Management Inc., all of which were holders of our prepetition senior notes and prepetition senior subordinated notes. We collectively refer to these entities as the Backstop Parties. Under the commitment agreement, the Backstop Parties committed to purchase 11.75% of our common stock and $100 million of our 7% preferred stock (convertible into 19.7% of our common stock), upon our emergence from bankruptcy (in each case, assuming conversion of the 7% preferred stock). The Backstop Parties also agreed to fully backstop any unsubscribed portion of the equity rights offering we conducted as part of our plan of reorganization. In aggregate, the commitment agreement provided us with commitment to purchase $355 million of our common stock and 7% preferred stock in connection with our emergence from bankruptcy. The commitment agreement also provided for the Backstop Parties to receive warrants to purchase 7% of our common stock upon emergence (assuming conversion of the 7% preferred stock). On account of their commitment to backstop the rights offering and certain other agreements to support our plan of reorganization, we paid the Backstop Parties an aggregate commitment premium equal to $12.4 million, plus reimbursement for certain transaction expenses.

Equity Registration Rights Agreement

In connection with the equity commitment agreement, on the date of our emergence from bankruptcy, we entered into a registration rights agreement, or the equity registration rights agreement, with the Backstop Parties and certain other holders of registrable securities. Registrable securities will consist of any shares of our common stock and 7% preferred stock, any warrants issued pursuant to our plan of reorganization and any shares of common stock issuable upon conversion of 7% preferred stock or upon exercise of warrants that are beneficially owned by the Backstop Parties and such other holders. Registrable securities will cease to be registrable securities under certain circumstances and upon the happening of certain events, such as upon their sale under a registration statement or pursuant to Rule 144.

The equity registration rights agreement gives the Backstop Parties and such other holders certain registration rights, including demand registration, shelf registration and piggyback registration rights. Any Backstop Party or such other holder that owned at least 5% of the outstanding common stock (on a fully diluted basis) as of the date of our emergence from bankruptcy and continues to own 5% of the outstanding common stock (on a fully diluted basis), each of which is referred to herein as a demand holder, has certain rights to demand the registration of its registrable securities on a registration statement, which may be a shelf registration, filed with the SEC on an underwritten or non-underwritten basis. Prior to our initial underwritten public offering, demand holders holding at least 35% of the outstanding registrable securities or any Backstop Party that owns at least 7.5% of the outstanding common stock (on a fully diluted basis) may make an initial demand registration, so long as the total offering price of the shares to be sold in the offering exceeds $75 million in the aggregate. After our initial underwritten public offering, any demand holder may make a demand registration so long as the total offering price of the shares to be sold in the offering exceeds, in the case of a registration on Form S-1, $50 million in the aggregate or, in the case of a registration on Form S-3, $20 million in the aggregate. We will not be required to effect more than two demand registrations in any 12-month period. In addition, we will not be required to effect a demand registration if within the 12-month period preceding the date of a request for a demand registration we have effected one demand registration and another registration statement has been declared effective within the 12-month period preceding such demand request and at least $20 million of the then outstanding registrable securities were entitled to be included in such registration. We will also not be required to effect a demand registration during certain suspension periods as set forth in the equity registration rights agreement. We are not required to conduct more than 12 underwritten demand registrations in total or more than eight demand registrations for the Backstop Parties on a Form S-1. In addition to the above demand rights, demand holders may request us to file a shelf registration for the continuous offering of the registrable securities, and whenever we propose to file a registration statement and registrable securities may be included in such registration, the holders of registrable securities may exercise piggyback registration rights.

The equity registration rights agreement also provides, subject to certain exceptions, that any holder party to the agreement that holds 5% or more of the outstanding shares of the common stock (on a fully diluted basis) will be restricted from effecting any public sale or distribution of any of our equity securities, or any securities convertible into exchangeable or exercisable for our equity securities, held by such holder for the seven days prior to and the 180-day period following the pricing date of our underwritten initial public offering and the seven days prior to and the 90-day period following the date of pricing any other underwritten offering by us.

Nomination Agreements

On the date of our emergence from bankruptcy, we entered into separate director nomination agreements with (i) Barclays Capital Inc., or Barclays, (ii) Silver Point Capital L.P., on behalf of its affiliates and related funds, or Silver Point, (iii) Oak Hill Advisors L.P., on behalf of certain funds and separate accounts that it manages, or Oak Hill, and (iv) Capital Research and Management Company, as investment advisor to certain funds it manages, TCW Shared Opportunity Fund IV, L.P., TCW Shared Opportunity Fund IVB, L.P., TCW Shared Opportunity Fund V, L.P., TD High Yield Income Fund, and Lord, Abbett & Co. LLC, as investment manager on behalf of multiple clients, such entities together referred to herein as the Designating Parties and together with Barclays, Silver Point and Oak Hill, as the Backstop Stockholders, and each such agreement is referred to herein as the nomination agreement and together, the nomination agreements. Each of the nomination agreements will continue to be in effect until the earlier of (i) termination of such agreement at the election of the applicable nominating parties, (ii) immediately prior to our annual meeting of stockholders held during the calendar year 2013 and (iii) the applicable nominating parties together with their respective “affiliates” (as defined in the nomination agreements) no longer “beneficially own” (as defined in the nomination agreements) in the aggregate 7.5% or greater of the issued and outstanding common stock (assuming the conversion of all outstanding shares of 7% preferred stock).

Pursuant to the Designating Parties and Barclays’ nomination agreements, each of the Designating Parties, acting together, and Barclays had the right to nominate one independent member of our board of directors, and such nominee would be selected in reasonable consultation with (but without the need for the approval of) our Chief Executive Officer and Korn/Ferry International, or such other executive search firm mutually acceptable to such Backstop Stockholder and us, so long as a committee of “independent directors” (as defined in such nomination agreements) determines that the respective Backstop Stockholder’s nominee will be nominated for election to our board of directors.

Pursuant to Silver Point and Oak Hill’s nomination agreements, Silver Point had the right to nominate one member of our board of directors (subject to the consent of Barclays if such member nominated by Silver Point was not independent) and Oak Hill had the right to nominate one member of our board of directors. In addition, each of Silver Point and Oak Hill had the right to appoint one observer to our board of directors in addition to the member of our board of directors nominated by each of them.

Pursuant to these rights, Oak Hill nominated Glenn R. August to our board of directors, Silver Point nominated Orlando A. Bustos to our board of directors, the Designating Parties nominated Larry Jutte to our board of directors as an independent director, and Barclays nominated David J. Mastrocola to our board of directors. Each of these nominees was appointed to our board of directors as of the effective date of our emergence from bankruptcy on May 27, 2010.

Each of the members of our board of directors will serve in accordance with applicable federal and state laws, our certificate of incorporation, the Certificate of Designations for the 7% Cumulative Participating Convertible

Preferred Stock and our bylaws. Nominees to our board of directors pursuant to each of the nomination agreements are entitled to compensation paid to other non-employee members of our board of directors. With respect to the nomination agreement with Oak Hill, if the nominee is an employee of Oak Hill or its affiliate, at the option of Oak Hill and subject to the approval of our board of directors, the nomination agreement provides that such compensation (or its economic equivalent) will instead be paid to Oak Hill or its affiliates. In accordance with the terms of Oak Hill’s nomination agreement, Oak Hill elected to receive such compensation, which was approved by our board of directors, and Oak Hill or its affiliates will be receiving the compensation described above (including the equity grants pursuant to substantially similar terms) in lieu of Glenn R. August.

Senior ABL Facility

Barclays Capital Inc., an affiliate of Barclays Bank PLC, acted as joint lead arranger and bookrunner for our senior ABL facility, and Barclays Bank PLC acts as a lender under our senior ABL facility. Pursuant to these arrangements, we paid Barclays Capital Inc. and Barclays Bank PLC aggregate fees of approximately $0.6 million.

Senior Notes

Barclays Capital Inc. acted as a joint book-running manager and an initial purchaser in the $450 million offering of our senior notes for which it received a placement fee of approximately $1.7 million.

Other Relationships

A sibling of David J. Mastrocola, one of our directors, is a partner at Ernst & Young LLP, our auditor. Ernst & Young LLP received approximately $4.1 million for audit, audit-related and tax fees for services performed for us during the year ended December 31, 2009.

We paid OHorizons LLC approximately $0.4 million in professional fees during the nine months ended September 30, 2010 for services rendered to Silver Point Capital, L.P. and Barclays Capital Inc. in connection with their roles as Backstop Parties. Orlando A. Bustos, one of our directors, is the founder and the senior managing director of OHorizons LLC and was appointed to our board of directors pursuant to a nomination agreement we entered into with Silver Point Capital, L.P. in connection with our emergence from bankruptcy. See “—Nomination Agreements.”

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS AND PREFERRED STOCK

Senior ABL Facility

On the date of our emergence from bankruptcy, Parent, the Issuer, or the U.S. Borrower, CSA Canada, or the Canadian Borrower and, together with the U.S. Borrower, the Borrowers, and certain subsidiaries of the U.S. Borrower entered into our senior ABL facility with certain lenders, Bank of America, N.A., as agent, or the Agent, for such lenders, Deutsche Bank Trust Company Americas, as syndication agent, and Banc of America Securities LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Barclays Capital, as joint lead arrangers and bookrunners. This description is qualified in its entirety by reference to the complete text of the credit agreement governing our senior ABL facility, which is included as an exhibit to the registration statement of which this prospectus is a part.

General

Our senior ABL facility provides for an aggregate revolving loan availability of up to $125 million, subject to borrowing base availability, including a $45 million letter of credit sub-facility and a $20 million swing line sub-facility. Our senior ABL facility also provides for an uncommitted $25 million incremental loan facility, for a potential total senior ABL facility of $150 million (if requested by the Borrowers and the lenders agree to fund such increase). No consent of any lender (other than those participating in the increase) is required to effect any such increase.

Maturity

Any borrowings under our senior ABL facility will mature, and the commitments of the lenders under our senior ABL facility will terminate, on May 27, 2014.

Use of proceeds

There were no borrowings made under our senior ABL facility on the date of our emergence from bankruptcy. After our emergence from bankruptcy, proceeds from our senior ABL facility may be used by the Borrowers to pay certain unsecured claims, administrative expenses and administrative claims as contemplated by our plan of reorganization, to issue commercial and standby letters of credit, to finance ongoing working capital needs and for general corporate purposes.

Borrowing base

Loan (and letter of credit) availability under our senior ABL facility is subject to a borrowing base, which at any time is limited to the lesser of: (A) the maximum facility amount (subject to certain adjustments) and (B) (i) up to 85% of eligible accounts receivable; plus (ii) up to the lesser of 70% of eligible inventory or 85% of the appraised net orderly liquidation value of eligible inventory; minus reserves established by the Agent. The accounts receivable portion of the borrowing base is subject to certain formulaic limitations (including concentration limits). The inventory portion of the borrowing base is limited to eligible inventory, as determined by an independent appraisal. The borrowing base is also subject to certain reserves, which are established by the Agent (which may include changes to the advance rates indicated above). Loan availability under our senior ABL facility is apportioned, as follows: $100 million to the U.S. Borrower and $25 million to the Canadian Borrower.

Guarantees; security

The obligations of the U.S. Borrower under our senior ABL facility and cash management arrangements and interest rate, foreign currency or commodity swaps entered into by us, in each case with the lenders and their affiliates, or collectively, additional ABL secured obligations, are guaranteed on a senior secured basis by us and all of our U.S. subsidiaries (other than CS Automotive LLC), and the obligations of the Canadian Borrower under our senior ABL facility and additional ABL secured obligations of the Canadian Borrower and its Canadian subsidiaries are guaranteed on a senior secured basis by us, all of the Canadian subsidiaries of the Canadian Borrower and all of our U.S. subsidiaries. The U.S. Borrower guarantees the additional ABL secured obligations of its subsidiaries and the Canadian Borrower guarantees the additional ABL secured obligations of its Canadian subsidiaries. The obligations under our senior ABL facility and related guarantees are secured by a first priority lien on all of each Borrower’s and each guarantor’s existing and future personal property consisting of accounts receivable, payment intangibles, inventory, documents, instruments, chattel paper and investment property, certain money, deposit accounts and securities accounts and certain related assets and proceeds of the foregoing.

Interest

Borrowings under our senior ABL facility bear interest at a rate equal to, at the Borrowers’ option:

•	in the case of borrowings by the U.S. Borrower, LIBOR or the base rate plus, in each case, an applicable margin; or

•	in the case of borrowings by the Canadian Borrower, BA rate, Canadian prime rate or Canadian base rate plus, in each case, an applicable margin.

The initial applicable margin is 3.5% with respect to the LIBOR or BA-based borrowings and 2.5% with respect to base rate, Canadian prime rate and Canadian base rate borrowings. The applicable margin is subject, in each case, to quarterly performance pricing adjustments commencing six months after the closing date.

Fees

In addition to paying interest on outstanding principal under our senior ABL facility, the Borrowers are required to pay a fee in respect of committed but unutilized commitments equal to 0.50% per annum when usage of our senior ABL facility (as apportioned between the U.S. and Canadian facilities) is greater than 50% and 0.75% per annum when usage of our senior ABL facility is equal to or less than 50%. The Borrowers are also required to pay a fee on outstanding letters of credit under our senior ABL facility at a rate equal to the applicable margin in respect of LIBOR and BA-based borrowings plus a fronting fee at a rate of 0.125% per annum to the issuer of such letters of credit, together with customary issuance and other letter of credit fees. Our senior ABL facility also requires the payment of customary agency and administrative fees.

Voluntary prepayments

The Borrowers are able to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans, in each case, in whole or in part, at any time without premium or penalty (other than customary breakage and related reemployment costs with respect to repayments of LIBOR-based borrowings).

Covenants; events of default

Our senior ABL facility includes affirmative and negative covenants that will impose substantial restrictions on our financial and business operations, including its ability to incur and secure debt, make investments, sell assets, pay dividends or make acquisitions. Our senior ABL facility also includes a requirement to maintain a monthly fixed charge coverage ratio of no less than 1.1 to 1.0 when availability under our senior ABL facility is less than specified levels. Our senior ABL facility also contains various events of default that are customary for comparable facilities.

Preferred Stock

Parent is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share. Parent has designated 2,000,000 shares of its authorized preferred stock as 7% cumulative participating convertible preferred stock, par value $0.001 per share, of which 1,052,446 are issued and outstanding as of November 11, 2010.

The following is a summary of the material terms of our 7% preferred stock, contained in the certificate of designations for the 7% preferred stock. This description is qualified in its entirety by reference to the complete text of the certificate of designations for our 7% preferred stock, which is included as an exhibit to the registration statement of which this prospectus is a part.

General

Pursuant to our plan of reorganization and the commitment agreement, the Backstop Parties purchased 1,000,000 shares of our 7% preferred stock, with a stated value of $100.00 per share.

Ranking

The 7% preferred stock ranks senior to our common stock and all other classes or series of our capital stock, except for any other class or series, the terms of which expressly provide that it ranks on a parity with the 7% preferred stock. In the event of our liquidation, winding-up or dissolution, holders of 7% preferred stock are entitled to priority in payments from us in an amount equal to the greater of (x) the stated value of the 7% preferred stock plus accrued and unpaid cumulative preferred dividends and (y) the conversion value of the 7% preferred stock.

Dividends

Holders of 7% preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, cumulative preferred dividends on a quarterly basis at the rate of 7% per year. Dividends may be paid in cash or “in-kind” with additional shares of 7% preferred stock at the option of the Company.

In addition, shares of 7% preferred stock are entitled to receive dividends to the same extent and on the same basis as dividends with respect to our common stock determined, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, in accordance with the number of shares of common stock issuable upon conversion of the 7% preferred stock at the time such dividend is declared. For so long as any shares of 7% preferred stock are outstanding, dividends may not be declared or paid on the common stock (unless paid in common stock) and we may not acquire any common stock unless the full cumulative preferred dividends have been paid and, in the case of a cash dividend on or cash acquisition of the common stock, unless we have redeemed all shares of 7% preferred stock tendered in an offer to purchase such shares.

Conversion at option of holders

Shares of 7% preferred stock are convertible at any time into shares of common stock at the option of the holders. As of the date of this prospectus, the outstanding shares of 7% preferred stock are convertible into 4,469,568 shares of our common stock. The initial and current conversion price of the 7% preferred stock is $23.30574 per share of common stock, subject to certain adjustments, including, among others, stock splits and reclassifications, stock dividends and distributions, tender or exchange offers, reorganization events, rights plans and certain issuances of common stock or derivatives. The number of shares of common stock delivered upon conversion is equal to the number obtained by dividing (i) the sum of the stated value and all accrued and unpaid cumulative dividends by (ii) the conversion price.

Conversion at option of the Company

We may convert the 7% preferred stock at our option, for the number of shares of common stock as provided in the preceding paragraph, at any time after the third anniversary of our emergence from bankruptcy if (i) the closing sale price of the common stock exceeded 155% of the conversion price of the 7% preferred stock for each of 30 consecutive trading days within the 45-day period prior to the notification by us to the holders of the 7%

preferred stock of our exercise of the conversion right, (ii) our common stock has been listed on the New York Stock Exchange, or the NYSE, or the NASDAQ Global Select Market or the NASDAQ Global Market, or, collectively, NASDAQ, and has been registered pursuant to section 12 of the Exchange Act, and (iii) a registration statement covering resales of the common stock issuable upon conversion of the 7% preferred stock has been declared effective prior to the date of notice and will remain available for resales for at least 60 days after the conversion date, subject to certain exceptions.

Conversion upon IPO

We may cause the conversion of all shares of 7% preferred stock into shares of common stock immediately prior to the consummation of an underwritten initial public offering of the common stock if (i) the holders of two-thirds of the then outstanding shares of 7% preferred stock approve the conversion and (ii) the common stock has been listed on the NYSE or NASDAQ and has been registered pursuant to section 12 of the Exchange Act.

Redemption rights upon certain transactions

On or within 30 days after receipt of a notice from us of certain events that constitute a change of control or involve a “cash transaction” (as defined below), the holders of 7% preferred stock may require us to redeem all or a portion of their 7% preferred stock at the greater of the stated value of the 7% preferred stock plus accrued and unpaid cumulative preferred dividends or the value of the shares of the common stock into which such shares of 7% preferred stock are then convertible. If a “cash transaction” occurs prior to the fifth anniversary of our emergence from bankruptcy, holders of 7% preferred stock will be entitled to receive cash equal to the greater of (i), in the case of a “cash transaction” that occurs prior to the first anniversary of our emergence from bankruptcy, the stated value of the 7% preferred stock plus accrued and unpaid cumulative preferred dividends both multiplied by 1.175, after the first anniversary and prior to the fifth anniversary of our emergence from bankruptcy, the stated value of the 7% preferred stock plus accrued and unpaid cumulative preferred dividends both multiplied by 1.125 and, thereafter, the stated value of the 7% preferred stock plus accrued and unpaid cumulative preferred dividends and (ii) the conversion value of the 7% preferred stock as of such date. “Cash transaction” means a merger, consolidation, share exchange or other similar transaction or a sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of our consolidated assets in which all of the common stock is converted into the right to receive cash.

Redemption at option of the Company

From and after the sixth anniversary of our emergence from bankruptcy, we may, at our option, redeem shares of 7% preferred stock at any time, in whole or in part, for cash at the greater of (x) the stated value of the 7% preferred stock plus accrued and unpaid cumulative dividends (which value will be multiplied by 1.125 if the redemption occurs prior to the seventh anniversary of our emergence from bankruptcy) and (y) 75% of the conversion value of the 7% preferred stock as of the second trading day prior to the redemption date. If 75% of the conversion value of the 7% preferred stock is greater than the amount in (x) above, we may redeem the shares of 7% preferred stock in part for cash equal to the redemption value of the 7% preferred stock and in part for shares of common stock valued as of the second trading day prior to the redemption date equal to the difference between the redemption value of the 7% preferred stock and 75% of the conversion value of the 7% preferred stock. In order for us to elect to exercise this redemption right, a registration statement covering resales of the common stock issuable upon redemption of the 7% preferred stock must have been declared effective prior to the date of notice and must remain available for resales for at least 60 days after the redemption date, subject to certain exceptions. In addition, in order for us to exercise this redemption right, all cumulative preferred dividends and all participating dividends must have been paid for all past dividend periods.

Voting

Each share of 7% preferred stock carries one vote for each share of common stock into which such share of 7% preferred stock may be converted on the record date for the determination of the stockholders entitled to vote and will be entitled to vote on any matter upon which shares of the common stock are entitled to vote, voting together with the common stock and not as a separate class. In addition, the holders of two-thirds of the outstanding 7% preferred stock are required to approve certain actions, including:

•	changes to our certificate of incorporation or the certificate of designations of the 7% preferred stock that are adverse to the rights of the 7% preferred stock;

•

changes of the 7% preferred stock (whether by merger, consolidation, reclassification or otherwise) into cash, securities or other property (except in accordance with the certificate of designations) or, in the case of a merger or consolidation involving us in which we are not the surviving entity, the 7% preferred stock may be exchanged for an equivalent number of shares of preferred stock of the surviving or resulting entity with substantially the same terms as the 7% preferred stock;

•

any issuance of shares of 7% preferred stock (other than the shares of 7% preferred stock issued at the effective date and additional shares issued as “in-kind” dividends); provided, however, that any issuance of shares of 7% preferred stock that are not offered to the existing holders of 7% preferred stock on a pro rata basis relative to their holdings on the same terms as offered to other participants in the issuance shall require the approval of each holder of 7% preferred stock;

•

the creation, authorization, issuance or increase in the amount of any equity security that ranks equally with or senior to the 7% preferred stock with respect to dividend rights, rights of redemption or rights of liquidation, dissolution or winding-up including us; and

•	the conversion of the shares of 7% preferred stock into shares of common stock immediately prior to the consummation of our initial underwritten public offering.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the sale of the outstanding notes on May 11, 2010, CSA Escrow Corporation, formerly our indirect wholly-owned subsidiary, and the initial purchasers entered into a registration rights agreement. On May 27, 2010, we and the guarantors entered into a joinder to the registration rights agreement and CSA Escrow Corporation was merged with and into the Issuer and the Issuer assumed CSA Escrow Corporation’s obligations under the notes. Pursuant to the registration rights agreement, we and the guarantors agreed to file with the SEC a registration statement on the appropriate form under the Securities Act with respect to publicly registered notes having identical terms to the outstanding notes. Upon the effectiveness of the exchange offer registration statement, we and the guarantors will, pursuant to the exchange offer, offer to the holders of the outstanding notes who are able to make certain representations the opportunity to exchange their notes for the exchange notes. We also agreed to file a shelf registration statement under certain circumstances.

If we and the guarantors fail to complete the exchange offer, or the shelf registration statement, if required by the terms of the registration rights agreement, does not become effective, in each case, within 365 days of the date of original issuance of the notes, or by May 11, 2011, or the shelf registration, if required by the terms of the registration rights agreement, statement is declared effective but thereafter ceases to be effective or the prospectus contained therein ceases to be usable in connection with resales of the outstanding notes for more than 30 days during any 12-month period during the periods specified in the registration rights agreement, then we will pay additional interest to each holder of the outstanding notes, with respect to the first 90-day period immediately following the occurrence of the first registration default in an amount equal to one-quarter of one percent (0.25%) per annum on the principal amount of the outstanding notes held by such holder. The amount of the additional interest will increase by an additional one-quarter of one percent (0.25%) per annum on the principal amount of outstanding notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of additional interest for all registration defaults of 1.0% per annum. There can only exist one registration default at any one time. Following the cure of all registration defaults, the accrual of additional interest will cease.

Each broker-dealer that receives the exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

A copy of the registration rights agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange outstanding notes, which are properly tendered on or before the expiration date and are not withdrawn as permitted below, for exchange notes. The expiration date for this exchange offer is 12:00 midnight, New York City time, on                    , 2011, or such later date and time to which we, in our sole discretion, extend the exchange offer. For the sake of clarity, references herein to “12:00 midnight, New York City time, on                     , 2011” mean the very end of the business day on                     , 2011 (and not the very beginning of the business day) in accordance with Rule 14d-1(g)(3) of the Exchange Act.

The form and terms of the exchange notes are the same as the form and the terms of the outstanding notes, except that:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes will not bear the restrictive legends restricting their transfer under the Securities Act; and

•	the exchange notes will not contain the registration rights and additional interest provisions contained in the outstanding notes.

Notes tendered in the exchange offer must be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	to delay accepting any outstanding notes due to an extension of the exchange offer;

•	if the condition set forth below under “—Condition to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; or

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make a public announcement of any extension, delay, non-acceptance, termination or amendment, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency, which may be an agency controlled by us. Notwithstanding the foregoing, in the event of a material change in the exchange offer, including our waiver of a material condition, we will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them promptly after the expiration or termination of the exchange offer.

How to Tender Outstanding Notes for Exchange

When the holder of outstanding notes tenders, and we accept such notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender such notes for exchange must, on or prior to the expiration date:

•

transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to U.S. Bank National Association, which will act as the exchange agent, at the address set forth below under the heading “—The Exchange Agent”;

•	comply with DTC’s Automated Tender Offer Program, or ATOP, procedures described below; or

•

if outstanding notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent’s message to the exchange agent as per DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear system, or Euroclear, or Clearstream Banking S.A., or Clearstream, (as appropriate) procedures.

In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted to DTC, Euroclear or Clearstream, as appropriate, and received by the exchange agent and forming a part of a book-entry transfer, or “book-entry confirmation,” which states that DTC, Euroclear or Clearstream, as appropriate, has received an express acknowledgement that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes; or

•	for the account of an eligible institution.

An “eligible institution” is a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States.

If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note improperly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful; and

•

waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note based on the specific facts or circumstance presented either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Notwithstanding the foregoing, we do not expect to treat any holder of outstanding notes differently from other holders to the extent they present the same facts or circumstances.

Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor shall any of us incur any liability for failure to give such notification.

If a person or persons other than the registered holder or holders of the outstanding notes tendered for exchange signs the letter of transmittal, the tendered outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or any power of attorney, these persons should so indicate when signing, and you must submit proper evidence satisfactory to us of those persons’ authority to so act unless we waive this requirement.

By tendering, each holder will represent to us: that such holder acquiring exchange notes in the exchange offer is acquiring them in the ordinary course of its business; at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes issued in the exchange offer in violation of the provisions of the Securities Act; it is not an “affiliate,” as defined under Rule 405 of the Securities Act, of us or any guarantor; and if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes.

If any holder or any other person receiving exchange notes from such holder is an “affiliate,” as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the notes in violation of the provisions of the Securities Act to be acquired in the exchange offer, the holder or any other person:

•	may not rely on applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer who acquired its outstanding notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must represent to us and acknowledge that it will provide us with information we reasonably request and comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such exchange notes issued in the exchange offer). The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue exchange notes registered under the Securities Act in exchange for the tendered outstanding notes. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the registration rights agreement. See “—Condition to the Exchange Offer” for a discussion of the condition that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered outstanding note. Registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Under the registration rights agreement, we may be required to make payments of additional interest to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

In all cases, we will issue exchange notes for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC, Euroclear or Clearstream, as appropriate;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or nonexchanged notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account DTC, Euroclear or Clearstream, the nonexchanged notes will be credited to an account maintained with DTC, Euroclear or Clearstream. We will return the outstanding notes or have them credited to DTC, Euroclear or Clearstream accounts, as appropriate, promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The participant should transmit its acceptance to DTC, Euroclear or Clearstream, as the case may be, on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC, Euroclear or Clearstream, as the case may be, will verify the acceptance and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent’s message confirming that DTC, Euroclear or Clearstream, as the case may be, has received an express acknowledgement from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC, Euroclear or Clearstream, as the case may be. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth below under “—The Exchange Agent” on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

DTC’s ATOP program is the only method of processing exchange offers through DTC. To accept an exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system. In addition, such tendering participants should deliver a copy of the letter of transmittal to the exchange agent unless an agent’s message is transmitted in lieu thereof. DTC is obligated to communicate those electronic instructions to the exchange agent through an agent’s message. To tender outstanding notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal. Any instruction through ATOP is at your risk and such instruction will be deemed made only when actually received by the exchange agent.

In order for an acceptance of an exchange offer through ATOP to be valid, an agent’s message must be transmitted to and received by the exchange agent prior to the expiration date, or the guaranteed delivery procedures described below must be complied with. Delivery of instructions to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the outstanding notes through an eligible institution;

•

prior to the expiration date, the exchange agent received form such eligible institution a properly completed and duly executed notice of guaranteed delivery, acceptable to us, by mail, hand delivery, overnight courier or facsimile transmission, setting forth the name and address of the holder of the outstanding notes tendered, the certificate number or numbers of such outstanding notes and the amount of the outstanding notes being tendered. The notice of guaranteed delivery shall state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

You may withdraw tenders of your outstanding notes at any time prior to the expiration of the offer.

For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at the address set forth below under “—The Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person that has tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream, as applicable, to be credited with the withdrawn notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, Euroclear or Clearstream, as applicable, the outstanding notes withdrawn will be unlocked with DTC, Euroclear or Clearstream, as applicable, for the outstanding notes. The outstanding notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following one of the procedures described under “—How to Tender Outstanding Notes for Exchange” above at any time on or prior to 12:00 midnight, New York City time, on the expiration date.

Condition to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we are not required to accept the outstanding notes in the exchange offer or to issue the exchange notes, and we may terminate or amend the exchange offer, if at any time before the expiration of the exchange offer that acceptance or issuance would violate any applicable law or any interpretations of the staff of the SEC.

The preceding condition is for our sole benefit, and we may assert it regardless of the circumstances giving rise to such condition. We may waive the preceding condition in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise the foregoing right shall not be deemed a waiver of such right, and such right shall be deemed an ongoing right which we may assert at any time and from time to time.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered in the exchange.

The Exchange Agent

U.S. Bank National Association, has been appointed as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Registered Certified or Regular Mail or Overnight Courier or Hand Delivery:

U.S. Bank National Association

60 Livingston Avenue

EP-MN-WS2N

St. Paul, Minnesota 55107

Attn: Specialized Finance

By Facsimile Transmission:

(651) 495-8158

By Telephone:

(800) 934-6802

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by mail, by hand or by overnight delivery service.

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses.

The cash expenses to be incurred in connection with the exchange offer will be paid by us.

Transfer Taxes

Holders who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer or substitute outstanding notes not tendered or exchanged are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any applicable transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Outstanding Notes

Holders who desire to tender their outstanding notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the offering memorandum dated April 29, 2010, relating to the outstanding notes. After completion of this exchange offer, we will have no further obligation to provide for the registration under the Securities Act of those outstanding notes except in limited circumstances with respect to specific types of holders of outstanding notes and we do not intend to register the outstanding notes under the Securities Act. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Upon completion of the exchange offer, holders of any remaining outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. See “Risk Factors—Risks Related to the Exchange Offer and Holding the Exchange Notes—You may have difficulty selling the outstanding notes that you do not exchange.”

Exchanging Outstanding Notes

Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by holders of such notes, other than by any holder that is a broker-dealer who acquired outstanding notes for its own account as a result of market-making or other trading activities or by any holder which is an “affiliate” of us within the meaning of Rule 405 under the Securities Act. The exchange notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is not a broker-dealer tendering notes acquired directly from us;

•	the person acquiring the exchange notes in the exchange offer, whether or not that person is a holder, is acquiring them in the ordinary course of its business;

•	neither the holder nor that other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer; and

•	the holder is not our affiliate.

However, the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in these other circumstances.

Each holder must furnish a written representation, at our request, that:

•	it is acquiring the exchange notes issued in the exchange offer in the ordinary course of its business;

•

at the time of the commencement of the exchange offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes issued in the exchange offer in violation of the provisions of the Securities Act;

•	it is not an “affiliate,” as defined in Rule 405 of the Securities Act, of us or any guarantor; and

•	if it is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes.

Each holder who cannot make such representations:

•	will not be able to rely on the interpretations of the staff of the SEC in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender outstanding notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of outstanding notes, unless the sale is made under an exemption from such requirements.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by that broker-dealer as a result of market-making or other trading activities, must represent to us and acknowledge that it will provide us with information we reasonably request and comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such notes issued in the exchange offer). See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

In addition, to comply with state securities laws of certain jurisdictions, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We have not agreed to register or qualify the exchange notes for offer or sale under state securities laws.

DESCRIPTION OF EXCHANGE NOTES

General

The outstanding Notes were issued on May 11, 2010 by CSA Escrow Corporation, formerly an indirect wholly-owned subsidiary of Cooper-Standard Automotive Inc. (the “Company”), under an indenture (the “Indenture”) among CSA Escrow Corporation and U.S. Bank National Association, as trustee (the “Trustee”). On May 27, 2010, CSA Escrow Corporation merged with and into the Company, with the Company continuing as the surviving corporation, at which time the Company assumed all the obligations of CSA Escrow Corporation under the Indenture and the Notes and the Guarantors guaranteed the Company’s obligations under the Indenture and the Notes. The Exchange Notes will be issued by the Company under the Indenture. The terms of the Notes include those stated in the Indenture. The Indenture has been qualified under and is subject to and governed by the Trust Indenture Act of 1939 (the “Trust Indenture Act”). For the purposes of this description, the defined term “Notes” refers to the outstanding Notes and the Exchange Notes.

The terms of the Exchange Notes are identical in all material respects to the outstanding Notes except that upon completion of the exchange offer, the Exchange Notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights.

Certain terms used in this description are defined under the subheading “—Certain Definitions.” The term “Guarantors” refers to any Person (other than the Company) that executes the Indenture or that executes a supplemental indenture in which such Person agrees to be bound by the terms of the Indenture as a guarantor, as more fully described under “—Guarantees.” Any reference to a “Noteholder” in this description refers to the holders of the Notes.

The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act. You are urged to read such agreements because they, and not this description, define your rights as Noteholders. Copies of the Indenture and the Notes have been filed with the SEC and are incorporated by reference into the registration statement of which this prospectus forms a part.

Brief Description of Exchange Notes

The Notes:

•	are senior unsecured obligations of the Company;

•	are pari passu in right of payment to all existing and future unsubordinated Indebtedness of the Company;

•

are effectively subordinated to all Secured Indebtedness of the Company and the Guarantors, including obligations under the Credit Agreement, to the extent of the value of the assets securing such Secured Indebtedness;

•	are senior in right of payment to any future Subordinated Obligations of the Company;

•	are guaranteed on a senior unsecured basis by Parent and each Subsidiary Guarantor; and

•	are structurally subordinated to all liabilities of Subsidiaries of the Company that are not Subsidiary Guarantors.

The Subsidiaries of the Company that are not Subsidiary Guarantors accounted for $498.6 million, or 62%, of our sales and generated $92.4 million, or 68%, of our gross profit for the four months ended September 30, 2010, and accounted for $877.4 million, or 47%, of our assets and $393.5 million, or 33%, of our liabilities as of September 30, 2010.

Principal, Maturity and Interest

The Company initially issued $450.0 million principal amount of Notes. Subject to the Company’s compliance with the covenant described under the subheading “—Certain Covenants—Limitation on Indebtedness,” the

Company is permitted to issue more Notes from time to time under the Indenture (the “Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Exchange Notes,” references to the Notes include any Additional Notes actually issued. The Notes will mature on May 1, 2018.

Interest on the Notes will accrue at the rate of 8 1/2% per annum and will be payable semiannually in arrears on May 1 and November 1, having commenced on November 1, 2010. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding April 15 and October 15.

Other Terms

The Company will issue the Notes in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Interest on the Notes began to accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

On and after May 1, 2014, the Company will be entitled at its option to redeem all or a portion of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record of Notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 1 of the years set forth below:

Period	Redemption Price
2014	104.250%
2015	102.125%
2016 and thereafter	100.000%

Prior to May 1, 2014, the Company will be entitled at its option to redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of such Notes plus the Applicable Premium as of, and any accrued and unpaid interest to, the redemption date (subject to the right of the Noteholders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Noteholder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.

Prior to May 1, 2013, the Company will be entitled at its option on one or more occasions to redeem the Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) issued at a redemption price (expressed as a percentage of principal amount) of 108.50%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Equity Offerings (provided that, if the Equity Offering is an offering by Parent, a portion of the net cash proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company or used to acquire Capital Stock of the Company (other than Disqualified Stock) from the Company); provided, however, that:

(1)	at least 50% of such aggregate principal amount of Notes issued on the Issue Date remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and

(2)	each such redemption occurs within 90 days after the date of the related Equity Offering.

Notice of any redemption upon any Equity Offering or in connection with a transaction (or series of related transactions) that constitutes a Change of Control may be given prior to the redemption thereof, and any such redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering or Change of Control, as the case may be.

Selection and Notice of Redemption

If the Company is redeeming less than all the Notes at any time, the Trustee will select Notes in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or, if such Notes are not so listed, on a pro rata basis or by lot or such similar method in accordance with the procedures of DTC; provided that no Notes of $2,000 or less shall be purchased or redeemed in part.

The Company will cause notices of redemption to be sent electronically or mailed by first-class mail or provided otherwise in accordance with the procedures of DTC at least 30 but not more than 60 days before the redemption date to each Noteholder to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. The Company will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Noteholder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.

Offers to Purchase; Open Market Purchases

The Company will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase or redeem Notes as described under “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

The Company, its Subsidiaries or any Affiliates of the Company may at any time and from time to time acquire Notes by means other than a redemption, including through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and upon such prices as the Company or its Affiliates may determine, which may be more or less than the consideration for which the Notes offered hereby are being sold and could be for cash or other consideration.

Guarantees

The Guarantors fully and jointly and severally guarantee the Company’s obligations under the Indenture and the Notes on a senior unsecured basis. The obligations of each Subsidiary Guarantor under its Guarantee are limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to the Exchange Notes, Our Indebtedness and 7% Preferred Stock—U.S. federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require note holders to return payments received from the guarantors.”

Each Guarantor that makes a payment under a Guaranty will be entitled, upon payment in full of all guaranteed obligations under the Indenture, to a contribution from each other Guarantor guaranteeing the Notes in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

Since Parent is a holding company with no significant operations, the Parent Guaranty provides little, if any, additional credit support for the Notes and investors should not rely on the Parent Guaranty in evaluating the investment in the Notes.

If a Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guaranty could be reduced to zero. See “Risk Factors— Risks

Relating to the Exchange Notes, Our Indebtedness and 7% Preferred Stock—U.S. federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require noteholders to return payments received from the guarantors.”

Pursuant to the Indenture, (A) a Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Certain Covenants—Merger and Consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “—Certain Covenants— Limitation on Sales of Assets and Subsidiary Stock”; provided, however, that, in the case of a consolidation, merger or transfer of all or substantially all the assets of such Guarantor, if such other Person is not the Company or a Guarantor, such Guarantor’s obligations under the applicable Guaranty must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1)	the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2)	the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or an Affiliate of the Company and as permitted by the Indenture. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.

The Subsidiary Guaranty of a Subsidiary Guarantor also will be automatically and unconditionally released under the Indenture without the need for any action by any party:

(1)	upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary thereunder;

(2)	at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required or required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under “—Certain Covenants—Future Guarantors”;

(3)	if the Company exercises its legal defeasance option or its covenant defeasance option as described under “—Defeasance” or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture; or

(4)	upon a liquidation or dissolution of a Guarantor permitted under the Indenture.

Ranking

The Indebtedness evidenced by the Notes, the Parent Guaranty and the Subsidiary Guaranties is senior unsecured Indebtedness of the Company, Parent or the Subsidiary Guarantor, as the case may be, rank pari passu in right of payment with all existing and future unsubordinated Indebtedness of the Company, Parent and the Subsidiary Guarantors, as the case may be, and is senior in right of payment to all future Subordinated Obligations of the Company, Parent and the Subsidiary Guarantors, as the case may be. The Notes also are effectively subordinated to all Secured Indebtedness, including obligations under the Credit Agreement, of the Company and the Guarantors to the extent of the value of the assets securing such Indebtedness, and structurally subordinated to all liabilities of Subsidiaries of the Company that are not Guarantors.

As of September 30, 2010:

•	the Company had $0.0 million of Secured Indebtedness consisting of borrowings under the Credit Agreement (exclusive of $36.3 million of issued (but undrawn) letters of credit thereunder);

•

the Guarantors had $0.0 million of Secured Indebtedness consisting of guarantees of indebtedness under the Credit Agreement (exclusive of $36.3 million of issued (but undrawn) letters of credit thereunder);

•

the Company had an additional $88.7 million of unutilized capacity under the Credit Agreement after deducting $36.3 million of issued (but undrawn) letters of credit thereunder, and without giving effect to any borrowing base limitations; and

•	the liabilities of our Subsidiaries that are not Guarantors in respect of third-party obligations were $27.0 million.

A significant portion of the operations of the Company are conducted through its Subsidiaries. Unless a Subsidiary is a Subsidiary Guarantor, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Company, including the Noteholders. The Notes, therefore, are effectively subordinated to holders of the Indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Company that are not Subsidiary Guarantors.

Although the Indenture limits the incurrence of Indebtedness by certain of the Company’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “—Certain Covenants—Limitation on Indebtedness.” In addition, the Indenture contains limitations on the amount of additional Secured Indebtedness that Parent, the Company and its Restricted Subsidiaries may incur, and under certain circumstances the amount of such additional Secured Indebtedness could be substantial. See “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens.”

Change of Control

Under the Indenture, upon the occurrence of any of the following events (each a “Change of Control”) after the Release Date, unless the Company has exercised its right to redeem all of the outstanding Notes as described above under “—Optional Redemption,” each Noteholder shall have the right to require that the Company repurchase such Noteholder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of the Noteholders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1)	any “person” or “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more of the Permitted Holders, is or becomes, in a single transaction or in a series of related transactions, the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of the Voting Stock of the Company or of Parent;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company; or

(3)	the merger or consolidation of Parent or the Company with or into another Person or the merger of another Person with or into Parent or the Company, or the sale of all or substantially all the assets of Parent or the Company and their respective subsidiaries to another Person or “group” other than (A) a transaction in which the survivor or transferee is a Person that is controlled by one or more of the Permitted Holders or (B) a transaction following which (i) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent or the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before such transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

Within 30 days following any Change of Control (or prior to the Change of Control if a definitive agreement is in place for the Change of Control), the Company will send a notice to each Noteholder electronically or by first class mail at its registered address or otherwise in accordance with the procedures of DTC with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred and that such Noteholder has the right to require the Company to purchase such Noteholder’s Notes that will remain outstanding after giving effect to any redemption of Notes that the Company has elected to make as described under “—Optional Redemption” above at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Noteholders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control;

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is sent); and

(4)	the instructions, as determined by the Company, consistent with the covenant described hereunder, that a Noteholder must follow in order to have its Notes purchased.

The Company will not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption has been given for all of the Notes pursuant to the Indenture described under “—Optional Redemption” above, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, subject to one or more conditions precedent, including but not limited to the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control offer is made.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with any repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue of its compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Parent or the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations among Parent, the Company and the Initial Purchasers. Neither Parent nor the Company has any present intention to engage in a transaction involving a Change of Control, although it is possible that Parent and the Company could decide to do so in the future. Subject to the limitations discussed below, Parent or the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the Company’s ability to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford the holders of Notes issued thereunder protection in the event of a highly leveraged transaction.

The Credit Agreement prohibits the Company from purchasing any Notes and also provides that the occurrence of certain change of control events with respect to Parent or the Company would constitute a default thereunder.

If a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company may seek the consent of its lenders to purchase the Notes or may attempt to refinance the borrowings that contain such prohibition. If such a consent is not obtained or borrowings repaid, the Company will remain prohibited from purchasing the Notes. In such case, the Company’s failure to offer to purchase the Notes after any applicable notice and lapse of time would constitute a Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement.

Future indebtedness that the Company may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by Noteholders of their right to require the Company to repurchase its Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the Noteholders following the occurrence of a Change of Control may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Noteholder may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture.

Following the first day after the Release Date (the “Suspension Date”) that:

(1)	the Notes have an Investment Grade Rating from both of the Rating Agencies, and

(2)	no Default has occurred and is continuing under the Indenture,

the Company and its Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized below under:

(1)	“—Limitation on Indebtedness”,

(2)	“—Limitation on Restricted Payments”,

(3)	“—Limitation on Restrictions on Distributions from Restricted Subsidiaries”,

(4)	“clause (3) of the first paragraph under “—Merger and Consolidation”,

(5)	“—Limitation on Affiliate Transactions”, and

(6)	“—Limitation on Sales of Assets and Subsidiary Stock” (collectively, the “Suspended Covenants”).

In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies (a) withdraws its Investment Grade Rating or downgrades the rating assigned to the Notes below an Investment Grade Rating and/or (b) the Company or any of its Affiliates enters into an agreement to effect a transaction and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transaction) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the Notes below an Investment Grade Rating, in either case, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events and the Subsidiary Guaranties will be reinstated. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period”. Notwithstanding that the Suspended Covenants may be reinstated, no default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period.

On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be classified to have been Incurred pursuant to clause (4) in paragraph (b) of “—Limitation on Indebtedness.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenant described under “—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period. During any Suspension Period no Subsidiaries shall be declared Unrestricted Subsidiaries.

Limitation on Indebtedness

From and after the Release Date:

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and its Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio exceeds 2.0 to 1; provided, further, however, that the Company and its Restricted Subsidiaries will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio exceeds 2.0 to 1 and the Consolidated Foreign and Senior Secured Leverage Ratio is less than 1.75 to 1.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1)	Indebtedness Incurred by the Company and any Restricted Subsidiaries pursuant to Credit Facilities; provided, however, that immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (x) $150.0 million less the sum of (i) all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” and (ii) the aggregate principal amount of Indebtedness under Permitted Securitizations and (y) the sum of (i) 85% of (A) the consolidated book value of the accounts receivable of the Company and the Restricted Subsidiaries less (B) the aggregate principal amount of Indebtedness under Permitted Securitizations with respect to any SPE Subsidiary that is a consolidated entity in accordance with GAAP and (ii) 70% of the consolidated book value of the inventories of the Company and the Restricted Subsidiaries;

(2)	Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness and a Subsidiary Guarantor is not the obligee thereon, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness and a Subsidiary Guarantor is not the obligee thereon, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guaranty related to the Notes;

(3)	the Notes, the Exchange Notes (other than any Additional Notes) and any Subsidiary Guaranty (other than with respect to any Additional Notes);

(4)	Indebtedness outstanding on the Release Date after giving effect to the consummation of the Reorganization Plan (other than Indebtedness described in clause (1), (2) or (3) of this covenant), which shall have the obligors, collateral, maturity and amortization features summarized in the Offering Memorandum under “Description of Certain Indebtedness and Preferred Stock” or referred to in the Offering Memorandum in the “Pro Forma” column of the table under “Capitalization”;

(5)	Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, either (a) the Consolidated Coverage Ratio would not be less than immediately prior to such transactions or (b) the Company would have been entitled to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6)	Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) above or pursuant to clause (3), (4), (5), this clause (6) or (11); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(7)	Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes) (1) that consists of Interest Rate Agreements, (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(8)	the Incurrence of Indebtedness in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self insurance obligations, reclamation, statutory obligations and other similar obligations in the ordinary course of business;

(9)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(10)	(a) Indebtedness consisting of the Guarantee of the Company or a Subsidiary Guarantor and any Guarantee by the Company or a Subsidiary Guarantor of Indebtedness Incurred in accordance with the provisions of the Indenture, (b) a Guarantee by any Foreign Subsidiary of Indebtedness of another Foreign Subsidiary of the Company Incurred in accordance with the provisions of the Indenture and (c) any Guarantee by a Restricted Subsidiary of Indebtedness of the Company Incurred in accordance with the provisions of the Indenture; provided that such Guarantee complies with the covenant under “—Future Guarantors”;

(11)	Indebtedness (including Capital Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or cost of design, construction, installation, repair or improvement of property (real or personal), plant or equipment or other fixed or capital assets or in a Related Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) and Refinancing Indebtedness in respect thereof in an aggregate principal amount which, when added together with the amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (11), does not exceed $50.0 million;

(12)	Indebtedness Incurred by Foreign Subsidiaries in an aggregate principal amount (or accreted value, as applicable), at any time outstanding, not to exceed the greater of (x) $25.0 million and (y) 3.0% of the Total Assets of Foreign Subsidiaries;

(13)	Permitted Securitizations;

(14)	Indebtedness consisting of the financing of insurance premiums in the ordinary course of business not to exceed $5.0 million;

(15)	Indebtedness in respect of (A) performance, surety, appeal or similar bonds, completion guarantees or similar instruments, letters of credit, bankers acceptances, bank guarantees, warehouse receipt or similar facilities, and reinvestment obligations related thereto, each provided in the ordinary course of business and (B) agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations pursuant to such agreement, Incurred in connection with the disposition of any business, assets or subsidiary;

(16)	Contribution Indebtedness;

(17)	preferred stock of a Restricted Subsidiary of the Company issued to the Company or another Restricted Subsidiary of the Company; provided that (a) any subsequent issuance or transfer of Capital Stock that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary thereof and (b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary thereof, in each case, will be deemed to constitute an issuance of such preferred stock that was not permitted by the provision described in this clause (17);

(18)	Guarantees (a) incurred in the ordinary course of business in respect of obligations of (or to) suppliers, customers, franchisees, lessors and licensees and (b) of Indebtedness of joint ventures constituting Investments permitted under the Indenture;

(19)	Indebtedness issued by the Company or any of its Restricted Subsidiaries to any current, future or former director, officer, consultant or employee of the Company, the direct or indirect parent of the Company or any Restricted Subsidiary of the Company (or any of their Affiliates), or their estates or the beneficiaries of such estates to finance the purchase, redemption, acquisition or retirement for value of Capital Stock permitted by clause (2) of the definition of “Restricted Payments”;

(20)	Indebtedness representing deferred compensation to employees of the Company (or any direct or indirect parent thereof) and of Restricted Subsidiaries incurred in the ordinary course of business; and

(21)	Indebtedness of the Company or of any of its Subsidiary Guarantors in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Subsidiary Guarantors outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (20) above or paragraph (a)) does not exceed $50.0 million.

(c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the Subsidiary Guaranty to at least the same extent as such Subordinated Obligations.

(d) For purposes of determining compliance with this covenant:

(1)	any Indebtedness outstanding under the Credit Agreement on the Release Date after the application of the net proceeds from the sale of the Notes will be treated as Incurred on the Release Date under clause (1) of paragraph (b) above;

(2)	in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described in paragraphs (a) and (b) above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above paragraphs; and

(3)

the Company will be entitled at the time of Incurrence to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above, and with respect to any Indebtedness Incurred pursuant to any specific clause under paragraph (b) above, the

Company may after such Indebtedness is Incurred reclassify all or a portion of such Indebtedness under a different clause of paragraph (b) or under paragraph (a) of this covenant but only to the extent such Indebtedness could have been so Incurred under paragraph (a) of this covenant.

(e) For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. If Refinancing Indebtedness is Incurred to refinance Indebtedness that is denominated in a non-U.S. currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; except to the extent that such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company and the Subsidiary Guarantors may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

Accrual of interest, the accretion of accreted value and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Limitation on Liens

After the Release Date, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (other than Permitted Liens) on any of its property or assets (including Capital Stock of any other Person), whether owned on the Release Date or thereafter acquired, securing any Indebtedness (the “Initial Lien”), unless contemporaneously therewith effective provision is made to secure the Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guaranty of the Notes of such Restricted Subsidiary, equally and ratably with (or on a senior basis to, in the case of Subordinated Obligations) such obligation for so long as such obligation is so secured by such Initial Lien. Any such Lien thereby created in favor of the Notes or any such Subsidiary Guaranty will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it related or (ii) any sale, exchange or transfer (other than a transfer constituting a transfer of all or substantially all of the assets of the Company that is governed by the provisions of the covenant described under “—Merger and Consolidation” below) to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Initial Lien.

Limitation on Restricted Payments

After the Release Date:

(a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1)	a Default shall have occurred and be continuing (or would result therefrom);

(2)	the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to the first proviso of paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3)	the aggregate amount of such Restricted Payment and all other Restricted Payments since the Release Date permitted by the provisions described in this clause (a) and clauses (3), (8), (14) and (16) of paragraph (b) of this covenant would exceed the sum of (without duplication):

(A)	50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from April 1, 2010 to the end of the most recent fiscal quarter ended for which internal financial statements are available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)	the sum of (x) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock subsequent to the Release Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees), (y) 100% of the Fair Market Value of property constituting Additional Assets or Temporary Cash Investments received (including by way of merger) by the Company, a Restricted Subsidiary or any direct or indirect parent of the Company to the extent such property is actually contributed to the Company subsequent to the Release Date in exchange for, or as a capital contribution in respect of, Capital Stock of the Company (other than any such property received from a Subsidiary of the Company); provided, that if the Fair Market Value of any Additional Assets exceeds $25.0 million such Fair Market Value shall be confirmed by an Independent Qualified Party, and (z) 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Release Date; provided that this clause (B) shall not include the proceeds from (V) Disqualified Stock, (W) Designated Preferred Stock, (X) Refunding Capital Stock, (Y) Excluded Contributions or (Z) net cash proceeds to the extent used to Incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (16) under “—Limitation on Indebtedness”; plus

(C)	the amount by which Indebtedness of the Company Incurred after the Release Date is reduced on the Company’s consolidated balance sheet upon the conversion or exchange subsequent to the Release Date of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D)	an amount equal to the sum of 100% of the cash and Fair Market Value of property other than cash received by the Company or any Restricted Subsidiary (i) from dispositions, sales, liquidations, retirements, repurchases, repayments or redemptions of all or any portion of Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person after the Release Date, (ii) the sale (other than to the Company or any Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary and (iii) to the extent such Person is an Unrestricted Subsidiary, the Fair Market Value of the Company’s and its Restricted Subsidiaries’ Investment in such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary or is merged into or consolidated or amalgamated with or into, or transfers or conveys its assets to, the Company or a Restricted Subsidiary of the Company (other than to the extent such Investment constituted a Permitted Investment); plus

(E)	in the event the Company or Restricted Subsidiary makes an Investment (other than a Permitted Investment) in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to the Fair Market Value of the existing Investment (other than a Permitted Investment) in such Person that was previously treated as a Restricted Payment.

(b) The preceding provisions will not prohibit:

(1)	any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company or any direct or indirect parent of the Company to the extent contributed to the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) (“Refunding Capital Stock”); provided, however, that the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Refinancing Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”;

(3)	dividends or distributions paid or the consummation of any irrevocable redemption within 60 days after the date of declaration thereof or the giving of an irrevocable redemption notice related thereto as the case may be, if at such date of declaration or notice such dividend, distribution or redemption would have complied with this covenant;

(4)	(x) the purchase, redemption or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries or any direct or indirect parent of the Company from current, future or former employees, directors, or consultants of the Company or any of its Subsidiaries or any direct or indirect parent of the Company (or permitted transferees of such current, future or former employees, directors, or consultants), and (y) dividends to Parent to be used by Parent to execute the transactions described in clause (x); provided, however, that the aggregate amount of such Restricted Payments (excluding amounts representing cancellation of Indebtedness) shall not exceed the sum of (A) $2.5 million in any fiscal year prior to a Qualified Equity Offering (and $5.0 million in any fiscal year following a Qualified Equity Offering); provided that any amount not so used in any fiscal year may be used in the next fiscal year and that the aggregate amount used pursuant to this clause (A) shall not exceed $5.0 million prior to a Qualified Equity Offering (and $10.0 million in any fiscal year following a Qualified Equity Offering), (B) the Net Cash Proceeds from the sale of Capital Stock to members of management, consultants, former consultants or directors of the Company and its Subsidiaries that occurs after the Release Date (to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(B) of paragraph (a) above) and (C) the cash proceeds of any “key man” life insurance policies that are used to make such repurchases; provided further, however, that the Net Cash Proceeds from such sale and pursuant to this clause (4) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(5)	the declaration and payments of dividends on Disqualified Stock and Preferred Stock of Restricted Subsidiaries that are not Subsidiary Guarantors issued pursuant to the covenant described under “—Limitation on Indebtedness”; provided, however, that at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom);

(6)	repurchases of Capital Stock deemed to occur (i) upon exercise of stock options or warrants if such Capital Stock represents all or a portion of the exercise price thereof of and (ii) in connection with the withholding of a portion of the Capital Stock granted or awarded to a director or an employee to pay for the taxes payable by such director or employee upon such grant or award;

(7)	cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading;

(8)	(x) in the event of a Change of Control (or similarly defined term in other Indebtedness), and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount or liquidation preference of such Subordinated Obligations, plus any accrued and unpaid interest or dividends thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control (or similarly defined term in other Indebtedness) and has repurchased all such Notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such payments, purchases, redemptions, defeasances or other acquisitions or retirements shall be included in the calculation of the amount of Restricted Payments;

(9)	within 90 days after completion of any offer to repurchase Notes pursuant to the covenant described under the caption “—Limitation on Sales of Assets and Subsidiary Stock” (including the purchase of all Notes tendered), any repayment, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligations of the Company or any Subsidiary Guarantor that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale (or similarly defined term in such other Indebtedness), at a purchase price not greater than 100% of the outstanding principal amount or liquidation preference thereof (plus accrued and unpaid interest and liquidated damages, if any);

(10)	payments of intercompany Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under “—Limitation on Indebtedness”;

(11)	dividends or distributions to Parent (x) to be used by Parent solely to pay its fees required to maintain its corporate existence and to pay for general corporate and overhead expenses (including salaries and other compensation of employees) Incurred by Parent in the ordinary course of its business; and (y) in amounts equal to amounts required by Parent to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Company or any of its Subsidiary Guarantors and that has been guaranteed by, or is otherwise considered Indebtedness of, the Company Incurred in accordance with the covenant described under “—Limitation on Indebtedness”;

(12)	dividends, distributions or advances to Parent to be used by Parent to pay Federal, state and local taxes payable by Parent and directly attributable to (or arising as a result of) the operations of the Company and the Restricted Subsidiaries, and to the extent of the amount actually received from its Unrestricted Subsidiaries in amounts required to pay taxes attributable to the income of such Unrestricted Subsidiaries; provided, however, that such dividends pursuant to this clause (12) are used by Parent for such purposes within 10 days of the receipt of such dividends;

(13)	the payment of dividends or distributions on the Company’s common equity of up to 6.0% per calendar year of the net proceeds received by the Company from any public Equity Offering or contributed to the equity capital of the Company by Parent from any Qualified Equity Offering;

(14)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, any Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Temporary Cash Investments);

(15)	Restricted Payments that are made with Excluded Contributions;

(16)	so long as no Default has occurred and is continuing, other Restricted Payments in an aggregate amount, taken together with all other Restricted Payments made pursuant to this clause (16) since the Release Date not to exceed $25.0 million;

(17)	any Restricted Payment made in connection with the Emergence Transactions;

(18)	payments or distributions, in the nature of satisfaction of dissenters’ rights, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all the property and assets of the Company; and

(19)	the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock of the Company (other than Disqualified Stock) issued after the Release Date and (b) to Parent or any other direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of Parent or any other direct or indirect parent of the Company issued after the Release Date; provided, however, that, (x) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on a pro forma basis, the Issuer would have had a Consolidated Coverage Ratio of at least 2.00 to 1.00 and (y) the aggregate amount of dividends declared and paid pursuant to this clause (19) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Release Date.

The amount of all Restricted Payments (other than those made in cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment covenant.

Notwithstanding clause (b)(16) of this covenant, prior to May 11, 2012 the Company will not, and will not permit any of its Restricted Subsidiaries to, pay any cash dividend or make any cash distribution on, or in respect of, the Company’s Capital Stock or purchase for cash or otherwise acquire for cash any Capital Stock of the Company or any direct or indirect parent of the Company for the purpose of paying any cash dividend or making any cash distribution to, or acquiring Capital Stock of any direct or indirect parent of the Company for cash from, the holders of any Capital Stock or any indirect parent of the Company, or guarantee any Indebtedness of any Affiliate of the Company for the purpose of paying such dividend, making such distribution or so acquiring such Capital Stock to or from the holders of any Capital Stock or any indirect parent of the Company, by means of the exception provided by clause (b)(16) of this covenant, if at the time and after giving effect to such payment, the Consolidated Foreign and Senior Secured Leverage Ratio of the Company would be greater than 2.50 to 1.00, except to the extent of purchases, redemptions or other acquisitions of Capital Stock of the type referred to in clause (b)(4) of this covenant.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

After the Release Date, the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary (directly or indirectly) to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock), (b) make any loans or advances to the Company (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness

Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances) or (c) transfer any of its property or assets to the Company, except:

(1)	with respect to clauses (a), (b) and (c):

(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Release Date;

(B)	any encumbrance or restriction with respect to a Restricted Subsidiary or the property or assets acquired by the Company or any of its Restricted Subsidiaries existing on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date and any amendments, modification, restatements, renewals, extensions, increases, supplements, refunding, replacements or refinancing thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, increases, supplements, refunding, replacements or refinancing are entered into in the ordinary course of business or not materially more restrictive, taken as a whole, than those contained in the Credit Agreement, the Indenture, existing Indebtedness or such other agreements as in effect on the date of the acquisition;

(C)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment, modification, restatement, renewal, extension, increase, supplement, refunding, or replacement of an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment, modification, restatement, renewal, extension, increase, supplement, refunding, or replacement are not materially more restrictive on the whole to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements on the Release Date;

(D)	existing under, by reason of or with respect to Refinancing Indebtedness; provided, that the encumbrances and restrictions contained in the agreements governing such Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(E)	provisions restricting cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(F)	existing under, by reason of or with respect to customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(G)	agreements entered into between a Foreign Restricted Subsidiary and another Foreign Restricted Subsidiary which second Foreign Restricted Subsidiary is not a Subsidiary of the first Foreign Restricted Subsidiary to the extent such agreements relate solely to such Foreign Subsidiaries and do not affect in any material respect the Company’s or any Subsidiary Guarantor’s ability to make principal and interest payments on the Notes, as determined in good faith by the Company;

(H)	any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of some or all of the Capital Stock or any property and assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(I)	with respect to any Foreign Subsidiary, any encumbrance or restriction contained in the terms of any Indebtedness permitted to be Incurred under the Indenture, or any agreement pursuant to which such Indebtedness was issued;

(J)	restrictions or conditions governing any Indebtedness Incurred in connection with Permitted Securitizations that were permitted under clause (13) of paragraph (b) of the covenant described under “—Limitation on Indebtedness” if such restrictions or conditions apply only to the Receivables and the Related Assets that are the subject of the Permitted Securitization, and restrictions or conditions imposed on any SPE Subsidiary in connection with any Permitted Securitization;

(K)	provisions limiting the disposition or distribution of assets or property or transfer of Capital Stock in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, limited liability company organizational documents, and other similar agreements entered into in the ordinary course of business, consistent with past practice or with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets, property or Capital Stock that are the subject of such agreements;

(L)	restrictions on cash, Temporary Cash Investment or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(M)	customary provisions in joint venture agreements, operating or similar agreements, asset sale agreements and stock sale agreements arising in connection with the entering into of such transactions;

(N)	any restriction arising under applicable law, rule, regulation or administrative or court order;

(O)	any encumbrance or restriction existing under or by reason of the Credit Facilities; and

(P)	Indebtedness of a Restricted Subsidiary not prohibited to be Incurred under the Indenture; provided that (a) such encumbrances or restrictions are ordinary and customary in light of the type of Indebtedness being Incurred and the jurisdiction of the obligor and (b) such encumbrances or restrictions will not affect in any material respect the Company’s or any Subsidiary Guarantor’s ability to make principal and interest payments on the Notes, as determined in good faith by the Company.

(2)	with respect to clause (c) only:

(A)	any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(B)	any encumbrance or restriction existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary thereof not otherwise prohibited by the indenture;

(C)	any encumbrance or restriction existing under, by reason of or with respect to (i) purchase money obligations for property acquired in the ordinary course of business or (ii) capital leases or operating leases that impose encumbrances or restrictions on the property so acquired or covered thereby;

(D)	any encumbrance or restriction arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary thereof in any manner material to the Company or any restricted Subsidiary thereof;

(E)	any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(F)	non-assignment provisions or subletting restrictions in contracts, leases and licenses entered into in the ordinary course of business;

(G)	encumbrances on property that exist at the time the property was acquired by the Company or a Restricted Subsidiary, provided such encumbrances were not put in place in anticipation of such acquisition;

(H)	customary provisions in asset sale agreements and stock sale agreements arising in connection with the entering into of such transactions; and

(3)	any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in paragraphs (1) and (2) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings (other than with respect to the Credit Facilities) are, in the good faith judgment of the Company, no more restrictive on the whole with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Sales of Assets and Subsidiary Stock

From and after the Release Date:

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale (in one or more related transactions), unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Sale;

(2) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash, Temporary Cash Investments or Additional Assets; provided that the following shall be deemed to be cash or Temporary Cash Investments for purposes of this provision and for no other purpose:

(a)	any liabilities (as shown on the Company’s, or such Restricted Subsidiary’s, most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Company and all Restricted Subsidiaries have been validly released by all creditors in writing; and

(b)	any securities, notes or other similar obligations received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale; provided that the aggregate Fair Market Value of all such other assets received and not yet converted into cash shall not, at any one time when taken together with the aggregate amount of Designated Non-cash Consideration received pursuant to clause (c) below, exceed the greater of $50.0 million and 2.5% of Total Assets; and

(c)	any Designated Non-cash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (i) $50.0 million and (ii) 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Sale is applied by the Company (or such Restricted Subsidiary, as the case may be):

(A)	to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Indebtedness under the Credit Agreement of the Company or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary that is not a Guarantor (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Sale or the receipt of such Net Available Cash; and

(B)	to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Sale or the receipt of such Net Available Cash; provided that a binding commitment entered into not later than 365 days after the Asset Sale that generated the Net Available Cash shall be treated as a permitted application of the Net Available Cash from the date of such commitment so long as the Company or a Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Available Cash will be applied to satisfy such commitment within 120 days of such commitment; provided, further, that if such commitment is later terminated or cancelled prior to the application of such Net Available Cash, then such Net Available Cash shall constitute Excess Proceeds.

(C)	to the extent the Company elects, to make an offer to the applicable Noteholders (and to holders of pari passu Indebtedness of the Company) to purchase Notes (and such other pari passu Indebtedness of the Company) within one year from the later of the date of such Asset Sale or receipt of such Net Available Cash pursuant to and subject to the conditions contained in the Indenture;

provided , however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Any Net Available Cash from Asset Sales that are not applied or invested as provided in the first paragraph of this covenant within the time periods set forth above shall be used for the purpose contemplated in clause (a)(3)(C) of such paragraph. Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Sales which is not otherwise applied in accordance with this covenant exceeds $20.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash may be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

(b) In the event of an Asset Sale that requires the purchase of Notes (and other pari passu Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other pari passu Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other pari passu Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other pari passu Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such pari passu Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $2,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other pari passu Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $20.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Sale). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations thereunder to the extent those laws or regulations are applicable in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

After the Release Date:

(a)	The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) involving aggregate consideration in excess of $1.0 million, either directly or indirectly, unless:

(1)	the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, taken as a whole, than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate; and

(2)	if such Affiliate Transaction involves an amount in excess of $15.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors of the Company; and

(3)	if such Affiliate Transaction involves an amount in excess of $30.0 million, the Board of Directors of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonable be expected to be obtained at the time in an arm’s length transaction with a Person who was not an Affiliate.

(b)	The provisions of the preceding paragraph (a) will not prohibit:

(1)	any Permitted Investment or Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments”;

(2)	any payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, employee benefit plans, stock options and stock ownership plans in the ordinary course of business or consistent with past practice;

(3)	loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $5.0 million in the aggregate outstanding at any one time;

(4)	the payment of reasonable fees to, and indemnity provided on behalf of, directors, officers, employees and consultants of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries in the ordinary course of business;

(5)	any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6)	the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company and the granting and performance of registration rights;

(7)	pledges of Capital Stock of Unrestricted Subsidiaries for the benefit of lenders of Unrestricted Subsidiaries;

(8)	any agreement as in effect on the Release Date and described in the Offering Memorandum or any renewals or extensions of any such agreement (so long as such renewals or extensions, taken as a whole, are not less favorable to the Company or the Restricted Subsidiaries) and the transactions evidenced thereby; and

(9)	the Emergence Transactions, including the payment of fees and expenses in connection therewith.

Merger and Consolidation

After the Release Date:

(a) The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of related transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume all the obligations of the Company under the Notes and the Indenture;

(2)	immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)	immediately after giving pro forma effect to such transaction, either (a) the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to the first proviso in paragraph (a) of the covenant described under “—Limitation on Indebtedness” or (b) the Consolidated Coverage Ratio for the Successor Company would not be less than immediately prior to such transaction;

(4)	each Guarantor shall have by supplemental indenture confirmed that its Guarantee shall apply to each such Person’s Obligation under the Indenture and the Notes; and

(5)	the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

provided , however, that clauses (2) and (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company (so long as no Capital Stock of the Company or the Successor Company (if not the Company) is distributed to any Person) or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

Notwithstanding the foregoing, the Assumption and related transactions shall be permitted under the Indenture.

(b) The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)

except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its applicable Subsidiary Guaranty and the Indenture;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Event of Default shall have occurred and be continuing; and

(3)	the Company delivers to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Notwithstanding the foregoing, any Subsidiary Guarantor may (i) merge into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the Company, (ii) merge with an Affiliate of the Company solely for the purpose of reincorporating the Subsidiary Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Subsidiary Guarantor, in each case without regard to the requirements set forth in the preceding paragraph.

(c) Pursuant to the Indenture, so long as the Parent Guaranty is in effect, Parent will covenant not to merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	the resulting, surviving or transferee Person (if not Parent) shall be a Person organized and existing under the laws of the jurisdiction under which Parent was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume all the obligations of Parent, if any, under the applicable Parent Guaranty; and

(2)	the Company delivers to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Future Guarantors

From and after the Release Date, if the Company or any of its Restricted Subsidiaries acquires or creates another Wholly Owned Domestic Subsidiary (other than an Excluded Subsidiary) that is a Wholly Owned Restricted Subsidiary and such Subsidiary becomes a guarantor with respect to the Credit Agreement or other capital markets (including syndicated loan) Indebtedness of the Company or a Guarantor, then promptly after the date of such acquisition or creation, the Company will cause such Subsidiary to execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture and to execute and deliver to the Trustee a supplemental indenture. In addition, in the event that any Restricted Subsidiary that is an Excluded Subsidiary ceases to be an Excluded Subsidiary, then such Restricted Subsidiary must become a Subsidiary Guarantor and execute and deliver to the Trustee a Guaranty Agreement within 60 days of the date of such event.

SEC Reports

From and after the Release Date, whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (subject to the next sentence) and provide the Trustees and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided within the times specified for the filings of such reports for non-accelerated filers under such Sections and containing, in all material respects, all the information, audit reports and exhibits required for such reports. If at any time, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply for non-accelerated filers if the Company were required to file those reports with the SEC. Notwithstanding the foregoing, the Company may satisfy such requirements prior to the effectiveness of a registration statement (the “Exchange Offer Registration Statement”) filed with the SEC with respect to a registered offer to exchange the Notes for new notes of the Company having terms substantially identical in all material respects to the Notes exchanged therefor (except that the Exchange Notes will not contain terms with respect to transfer restrictions) or a shelf registration statement (a “Shelf Registration Statement”) filed with the SEC covering resales of Notes or Exchange Notes, as the case may be, by filing with the SEC the Exchange Offer Registration Statement or Shelf Registration Statement, to the extent that any such Registration Statement contains substantially the same information as would be required to be filed by the Company if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustees and Noteholders with such Registration Statement (and any amendments thereto) promptly following the filing thereof.

In addition, in the event that:

(a) the rules and regulations of the SEC permit a parent entity to report at such parent entity’s level on a consolidated basis, and

(b) such parent entity is not engaged in any business in any material respect other than incidental to its ownership of the capital stock of the Company,

such consolidated reporting by such parent entity in a manner consistent with that described in this covenant for the Company will satisfy this covenant.

At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company will furnish to the Noteholders and to prospective investors, upon the requests of such Noteholders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Notwithstanding the foregoing, the Company is deemed to have furnished such reports referred to above to the Trustee and the Noteholders if the Company has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (4) of the first paragraph under “—Defaults” until 120 days after the date any report hereunder is due.

Defaults

The following events are defined in the Indenture as an “Event of Default” with respect to the Notes:

(1)	a default in the payment of interest on the Notes when due, continued for 30 days;

(2)	a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon Special Mandatory Redemption, upon other required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Company or Parent to comply with its obligations under “—Certain Covenants—Merger and Consolidation” above;

(4)	the failure by the Company or any Significant Subsidiary to comply for 60 days after written notice with its other agreements contained in the Indenture (other than a default referred to in clauses (1) and (2) above);

(5)	Indebtedness of the Company, any Significant Subsidiary (other than Indebtedness owing to the Company or any Restricted Subsidiary) is not paid within any applicable grace period after its final stated maturity or is accelerated, or in the case of a Permitted Securitization, terminated (except voluntary termination), by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated, or terminated in the case of a Permitted Securitization, exceeds $20.0 million (the “cross acceleration provision”);

(6)	certain events of bankruptcy, insolvency or reorganization of Parent (so long as the Parent Guaranty is in effect), the Company or any Significant Subsidiary (the “bankruptcy provisions”);

(7)	any judgment or decree for the payment of money in excess of $20.0 million (net of any amounts that are covered by insurance or bonded, treating any deductibles, self-insurance or retention as not so covered) is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”); or

(8)	the Parent Guaranty or any Subsidiary Guaranty of any Significant Subsidiary with respect to the Notes ceases to be in full force and effect (other than in accordance with the terms of such Parent Guaranty or Subsidiary Guaranty) or Parent or a Subsidiary Guarantor denies or disaffirms its obligations under the Parent Guaranty or its Subsidiary Guaranty.

However, with respect to the Indenture, a Default under clause (4) will not constitute an Event of Default thereunder until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable by notice in writing to the Company and (if applicable) the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”). Upon proper delivery of such Acceleration Notice, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Noteholders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Noteholder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Noteholder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Noteholders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Noteholder or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Noteholder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture, the Notes and the Guaranties may be amended with the consent of the holders of a majority in aggregate principal amount of the Notes issued thereunder and then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in aggregate principal amount of the Notes issued thereunder and then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange for, such Notes). However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not (with respect to any Notes held by a non-consenting Noteholder):

(1)	reduce the percentage of the aggregate principal amount of such Notes whose holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any such Note;

(3)	reduce the principal of or change the Stated Maturity of any such Note;

(4)	reduce the amount payable upon the redemption of any such Note or change the time at which any such Note may be redeemed as described under “—Optional Redemption” above;

(5)	make any such Note payable in money other than that stated in such Note;

(6)	impair the right of any Noteholder to receive payment of principal of and interest on such Noteholder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Noteholder’s Notes;

(7)	make any change in the amendment provisions which require each Noteholder’s consent or in the waiver provisions;

(8)	make any change in the ranking or priority of any such Note that would adversely affect the Noteholders; or

(9)	release any Guarantor from any of its obligations under its Guarantee of the Notes other than in accordance with the Indenture.

Notwithstanding the preceding, the Company, the Guarantors and the Trustee may amend the Indenture and the Notes without the consent of any Noteholder:

(1)	to cure any ambiguity, omission, defect, mistake or inconsistency;

(2)	to provide for the Assumption and assumption by a successor corporation of the obligations of Parent, the Company, or any Subsidiary Guarantor under such Indenture;

(3)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(4)	to evidence and provide for the acceptance by a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture;

(5)	to add Guarantees with respect to the Notes, including any Subsidiary Guaranties, to release a Guarantor pursuant to the terms of the Indenture or to otherwise comply with the provisions described under “—Guarantees” or to secure the Notes;

(6)	to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the Noteholders or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(7)	to make any change that does not adversely affect the rights of any Noteholder;

(8)	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(9)	to provide for the issuance of Additional Notes (and the grant of security for the benefit of Additional Notes) in accordance with the terms of the Indenture;

(10)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of the Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in the Notes being transferred in violation of the Securities Act or any other securities law and (b) such amendment does not materially and adversely affect the rights of the Noteholders to transfer the Notes applicable securities laws;

(11)	to conform the text of the Indenture, the Note Guarantees or the Notes to any provision of the Description of Notes in the Offering Memorandum to the extent that such provision in such Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the Note Guarantees or the Notes;

(12)	to provide for the issuance of exchange notes in accordance with the terms of the Indenture; or

(13)	to comply with the rules of any applicable securities depositary.

The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

When the Company (1) delivers to the Trustee all outstanding Notes for cancellation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), the Company irrevocably deposits with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in either case the Company pays all other sums payable under the Indenture by it, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

The Indenture provides that at any time, the Company may terminate all of its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, under the Indenture, at any time the Company may terminate its obligations under “—Change of Control” and under the covenants described under “—Certain Covenants” (other than the covenant described under “—Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Parent and Significant Subsidiaries and the judgment default provision described under “—Defaults” above and the limitations contained in clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option under the Indenture, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option under the Indenture, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Parent and Significant Subsidiaries), (7) or (8) under “—Defaults” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above. If the Company exercises its legal defeasance option or its covenant defeasance option under the Indenture, each Guarantor will be released from all of its obligations with respect to the related Guaranty.

In order to exercise either of the Company’s defeasance options, it must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that applicable Noteholders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

U.S. Bank National Association is the Trustee under the Indenture and has been appointed as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Noteholders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Noteholder, unless such Noteholder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor will have any liability for any obligations of the Company or any Guarantor under the Notes, any Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Noteholder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Assets” means:

(1)	any property, plant or equipment used in a Related Business, including improvements, through capital expenditures or otherwise, relating thereto (whether previously owned or acquired at the time such improvements are being made);

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided , however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Additional Notes” means any Notes issued after the Issue Date.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the Note; and

(2)	the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at May 1, 2014 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the Note through May 1, 2014 (excluding interest paid prior to the redemption date and accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the Note.

“Asset Sale” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)

any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary and Preferred Stock issued in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”);

(2)	all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary other than, in the case of clauses (1), (2) and (3) above,

(A)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B)	for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and (ii) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “—Certain Covenants—Merger and Consolidation;”

(C)	any disposition that constitutes a Change of Control;

(D)	a disposition of assets with a Fair Market Value of less than $4.0 million;

(E)	a disposition of cash or Temporary Cash Investments;

(F)	sales or other dispositions of obsolete, uneconomical, negligible, worn-out or surplus assets in the ordinary course of business (including equipment and intellectual property);

(G)	sales, transfers and other dispositions of Receivables and Related Assets (as defined in the definition of “Permitted Securitization”) pursuant to Permitted Securitizations;

(H)	the creation of a Lien (but not the sale or other disposition of the property subject to such Lien); and

(I)	any sale, conveyance or other disposition of property or assets of the Company or any Restricted Subsidiary (whether in a single transaction or a series of related transactions) in connection with the Emergence Transactions.

“Assumption” means the consummation of the transactions whereby (a) Cooper-Standard will assume all of the obligations of the Escrow Issuer under the Indenture, (b) each of Parent and the Subsidiary Guarantors will guarantee the Notes and (c) to the extent Cooper-Standard assumes the obligations of the Escrow Issuer other than by merger, the Escrow Issuer is released from the obligations under the Indenture.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended) (discounted at the interest rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided that if such interest rate cannot be determined in accordance with GAAP, the present value shall be discounted at the interest rate borne by the Notes, compounded annually); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1)	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2)	the sum of all such payments.

“Bank Lenders” means the lenders or holders of Indebtedness issued or incurred under the Credit Agreement.

“Board of Directors” with respect to a Person means the Board of Directors of such Person (or, if such Person is (i) a limited liability company, the manager of such company and (ii) a partnership, the board of directors or other governing body of the general partner of such Person) or any committee thereof duly authorized to act on behalf of such Board of Directors.

“Business Day” means each day which is not a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York or the city in which the headquarters of the Company are located.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) the equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Cases” means the consolidated proceedings of Parent and its U.S. Subsidiaries, as debtors and debtors in possession under Chapter 11.

“Chapter 11” means Chapter 11 of the Bankruptcy Code.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodities Agreement” means, in respect of a Person, any commodity futures contract, forward contract, option or similar agreement or arrangement (including derivative agreements or arrangements) as to which such Person is a party or beneficiary.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters ended for which internal financial statements are available prior to the date of such determination to (b) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1)	if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2)	if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive)

directly attributable to the assets which are the subject of such Asset Sale for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)	if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any Investment or acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(5)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary) shall have made any Asset Sale, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company and shall comply with Regulation S-X except that pro forma calculations may also include reasonably identifiable and factually supportable operating expense reductions for which the steps necessary for realization have been taken or are reasonably expected to be completed within 12 months of the transaction and are set forth in an Officer’s Certificate. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurodollar interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

If any Indebtedness has been incurred under a revolving credit facility or revolving advances with respect to any Permitted Securitization and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation.

“Consolidated Foreign and Senior Secured Debt” means, at any time, as determined at such time, without duplication, (a) the sum (without duplication) of (1) the aggregate principal amount of Secured Indebtedness of the Company or any of its Restricted Subsidiaries, (2) the aggregate principal amount of any Permitted Securitizations and (3) Indebtedness (other than intercompany Indebtedness) of Foreign Subsidiaries Incurred after the Release Date less (b) Indebtedness Incurred pursuant to clause (b)(1) under “—Certain Covenants—Limitation on Indebtedness.”

“Consolidated Foreign and Senior Secured Leverage Ratio” means as of any date, the ratio of Consolidated Foreign and Senior Secured Debt on such date to EBITDA for the most recent four consecutive fiscal quarters ended for which internal financial statements are available (the “Four Quarter Period”) prior to the date of the transaction giving rise to the need to calculate the Consolidated Foreign and Senior Secured Leverage Ratio. In addition to and not in limitation of the foregoing, for the purposes of this definition, “Consolidated Foreign and Senior Secured Debt” shall be calculated after giving pro forma effect to any Incurrence of Indebtedness on the applicable transaction date and the use of proceeds therefrom, and:

(1)	if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such Four Quarter Period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Foreign and Senior Secured Leverage Ratio is an Incurrence of Indebtedness, or both, EBITDA for such Four Quarter Period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such Four Quarter Period;

(2)	if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such Four Quarter Period (including by the sale of Capital Stock of any Restricted Subsidiary whereby the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale) or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Foreign and Senior Secured Leverage Ratio, EBITDA for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such Four Quarter Period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of such Four Quarter Period the Company or any Restricted Subsidiary shall have made any Asset Sale, EBITDA for such Four Quarter Period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Sale for such Four Quarter Period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such Four Quarter Period;

(4)	if since the beginning of such Four Quarter Period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any Investment or acquisition of assets occurring in connection with a transaction requiring a calculation of the Consolidated Foreign and Senior Secured Leverage Ratio to be made hereunder, EBITDA for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such Four Quarter Period; and

(5)	if since the beginning of such Four Quarter Period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such Four Quarter Period shall have made any Asset Sale, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such Four Quarter Period, EBITDA for such Four Quarter Period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition had occurred on the first day of such Four Quarter Period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income, earnings or EBITDA relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company and shall comply with Regulation S-X except that pro forma calculations may also include reasonably identifiable and factually supportable operating expense reductions for which the steps necessary for realization have been taken or are reasonably expected to be completed within 12 months of the transaction and are set forth in an Officer’s Certificate.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries included in the Company’s consolidated income statement in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1)	interest expense attributable to Capital Lease Obligations;

(2)	amortization of debt discount and debt issuance cost;

(3)	capitalized interest;

(4)	non-cash interest expense;

(5)	to the extent included in the calculation of net income under GAAP, commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6)	to the extent included in the calculation of net income under GAAP, net payments pursuant to Hedging Obligations;

(7)	dividends accrued in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary that is not a Subsidiary Guarantor, in each case held by Persons other than the Company or a Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Company in good faith);

(8)	interest incurred in connection with Investments in discontinued operations;

(9)	interest actually paid by the Company or any Restricted Subsidiary under any Guarantee of any Indebtedness of any Person other than the Company or any Restricted Subsidiary;

(10)	the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company or any Subsidiary Guarantor) in connection with Indebtedness Incurred by such plan or trust; and

(11)	commissions, discounts, yield and other fees and charges incurred in connection with Permitted Securitizations during such period which are payable to any Person other than the Company or a Subsidiary Guarantor and that are comparable to or in the nature of interest under any Permitted Securitization, including losses on the sale of assets relating to any receivables securitization transaction accounted for as a “true sale” (other than any one time financing fees paid upon entering into any Permitted Securitization);

and less, (1) to the extent included in such total interest expense, (A) the amortization during such period of capitalized financing costs associated with the Emergence Transactions and (B) the amortization during such period of other capitalized financing costs as determined in good faith by the chief financial officer of the Company and (2) interest income for such period.

“Consolidated Net Income” means, for any period, the net income (or loss) attributable to the Company and its Subsidiaries on a consolidated basis in accordance with GAAP (i.e., after non-controlling interest) before any reduction for Preferred Stock dividends; provided, however, that there shall not be included in such Consolidated Net Income:

(1)	any net income (or loss) of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A)

subject to the exclusion contained in clause (5) below, (i) the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person (or to the extent promptly converted into cash) during such period to the Company or a Restricted Subsidiary as a dividend or other distribution and (ii) any dividend, distribution or other payments in respect of Capital Stock paid in cash by such Person to the Company or a Restricted Subsidiary thereof in excess of the amount included in clause (i) (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B)	the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or any Restricted Subsidiary;

(2)	solely for the purpose of calculating the amount available for Restricted Payments under clause (a)(3) of “—Certain Covenants—Limitation on Restricted Payments,” any net income of any Restricted Subsidiary if such Restricted Subsidiary is not a Subsidiary Guarantor and is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions in respect of its Capital Stock by such Restricted Subsidiary, directly or indirectly, to the Company (but, in the case of any Foreign Subsidiary, only to the extent cash equal to such net income (or a portion thereof) for such period is not readily procurable by the Company from such Foreign Subsidiary (with the amount of cash readily procurable from such Foreign Subsidiary being determined in good faith by the chief financial officer of the Company) pursuant to intercompany loans, repurchases of Capital Stock or otherwise (without duplication from clause (1))); provided that, subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Subsidiary Guarantor as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause (2));

(3)	the Company’s equity in a net loss of any such Restricted Subsidiary for such period except to the extent such loss has been funded with cash from the Company or any Subsidiary Guarantor;

(4)	any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5)	any net after-tax extraordinary, unusual or nonrecurring gains or losses (less all fees and expenses relating thereto) or income or expense or charge, including, without limitation, any severance expense, restructuring charges, and fees, expenses or charges related to any offering of Capital Stock of such Person, any Investment, acquisition or Indebtedness permitted to be incurred hereunder (in each case, whether or not successful);

(6)	the cumulative effect of a change in accounting principles and any charges or credits relating to the adoption of fresh-start accounting principles;

(7)	any non-cash impairment charges resulting from the application of Statements of Financial Accounting Standards No. 142 and No. 144 and the amortization of intangibles pursuant to Statement of Financial Accounting Standards No. 141;

(8)	any long-term incentive plan accruals and any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries; and

(9)	any one-time non-cash charges (such as capitalized manufacturing profit in inventory) resulting from purchase accounting in connection with any acquisition that is consummated prior to or after the Issue Date;

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Contribution Indebtedness” means Indebtedness of the Company or any Subsidiary Guarantor in an aggregate principal amount equal to the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Company or such Subsidiary Guarantor after the Release Date; provided that:

(1)	such cash contributions have not been used to make a Restricted Payment, and

(2)	such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the Incurrence date thereof.

“Credit Agreement” means the debt facilities to be entered into on or about the Release Date, by and among Parent, the Company, certain of its Subsidiaries, the lenders referred to therein and the other financial institutions and parties from time to time party thereto, together with those documents and instruments delivered in connection therewith (including, without limitation, any revolving loans, swingline loans, and letters of credit thereunder, any incremental facility advanced thereunder or in connection therewith, and any notes, guarantees and collateral security documents, filings and other instruments delivered in connection therewith), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to obligor, party, amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related documents and instruments) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings, letters of credit and commitments then outstanding or permitted to be outstanding under such Credit Agreement (including term loans) or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

“Credit Facilities” means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Credit Agreement, or commercial paper facilities with banks or other institutional lenders, investors or other financial institutions, indentures providing for revolving credit loans, term loans, notes, receivables financing, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against receivables (or convey receivables to such lenders or other entities, on a recourse or non-recourse basis) , letters of credit (including synthetic facilities), bank guarantees or other long-term or short-term indebtedness, including any guarantees, collateral security documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities or other financings with banks or other institutional lenders, investors or other financial institutions that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder in whole or in part, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof or the obligor in respect thereof.

“Cumulative Preferred Stock” means the preferred stock issued by Parent in connection with the Emergence Transactions.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Company, less the amount of cash or Temporary Cash Investments or Additional Assets received in connection with a subsequent sale or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means preferred stock of the Company or any direct or indirect parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and is so designated as Designated Preferred Stock pursuant to an Officer’s Certificate executed by the principal financial officer of the Company or the applicable parent corporation thereof, as the case may be, on the issuance date thereof.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in each case at the option of the holder) or upon the happening of any event:

(1)	matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)	is redeemable or must be purchased upon the occurrence of certain events or otherwise at the option of the holder, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” (each defined in a substantially similar manner to the corresponding definitions in the Indenture) occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income and otherwise without duplication:

(1)	all tax expense of the Company and its consolidated Restricted Subsidiaries for taxes based on income, profits or capital, including without limitation state, franchise and similar taxes (including state franchise taxes), of such Person and its Restricted Subsidiaries or, if applicable, the Tax Amount, for such period;

(2)	Consolidated Interest Expense;

(3)	depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period);

(4)	all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period) less all non-cash items of income of the Company and its consolidated Restricted Subsidiaries (other than accruals of revenue by the Company and its consolidated Restricted Subsidiaries in the ordinary course of business);

(5)	any non-recurring fees, cash charges and other cash expenses made or incurred by the Company and its consolidated Restricted Subsidiaries in connection with the Emergence Transactions;

(6)	any net after-tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness and Hedging Obligations; and

(7)	any net after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gain or loss on the disposal of abandoned, transferred, closed or discontinued operations;

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Company that is not a Subsidiary Guarantor shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if (x) a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its shareholders or (y) in the case of any Foreign Subsidiary, a corresponding amount of cash is readily procurable by the Company from such Foreign Subsidiary (as determined in good faith by the chief financial officer of the Company) pursuant to intercompany loans, repurchases of Capital Stock or otherwise, provided that to the extent cash of such Foreign Subsidiary provided the basis for including the net income of such Foreign Subsidiary in Consolidated Net Income pursuant to clause (3) of the definition of “Consolidated Net Income,” such cash shall not be taken into account for the purposes of determining readily procurable cash under this clause (y).

“Emergence Transactions” means all transactions relating to the Reorganization Plan and the Company’s emergence from Chapter 11, including, but not limited to, closing of the Exit Financing.

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of the Company or Parent, as applicable (other than Disqualified Stock), other than public offerings with respect to Parent’s, the Company’s or such direct or indirect parent company’s common stock registered on Form S-8 and any such public or private sale that constitutes an Excluded Contribution.

“Escrow Issuer” means CSA Escrow Corporation.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Notes or Additional Notes issued thereunder, in compliance with the terms of a registration rights agreement, or any similar agreement or otherwise.

“Excluded Contributions” means the Net Cash Proceeds received by the Company after the Release Date from:

(a)	contributions to its common equity capital, and

(b)	the sale (other than to a Subsidiary of the Company or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock) of the Company;

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by an Officer of the Company, the cash proceeds of which are excluded from the calculation set forth in clause (a)(3) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments.”

“Excluded Subsidiary” means:

(1)	any Foreign Subsidiary; and

(2)	any Restricted Subsidiary of the Issuer; provided that the total assets of all Restricted Subsidiaries that are Excluded Subsidiaries solely as a result of this clause (2), as reflected on their respective most recent balance sheets prepared in accordance with GAAP, do not in the aggregate at any time exceed $1.0 million.

“Exit Financing” means that certain financing to finance the Reorganization Plan composed of the Credit Agreement and the Notes.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Company and (i) in the event of transactions involving a Fair Market Value of more than $5.0 million, set forth in an Officer’s Certificate, and (ii) in the event of transactions involving a Fair Market Value of more than $10.0 million, as determined by the Board of Directors of the Company (unless otherwise provided in the Indenture).

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any State thereof or the District of Columbia and any direct or indirect Subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date.

“Gross Proceeds” means an amount equal to the aggregate U.S. Dollar amount received by the Company pursuant to the sale of the Notes, before giving effect to any discount to the initial purchasers.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantors” means:

(1)	Parent;

(2)	each direct or indirect Wholly Owned Domestic Subsidiary of the Company (other than Excluded Subsidiaries) on the date of the Indenture which has issued a guarantee with respect to other Indebtedness of the Company or a Guarantor; and

(3)	any other Wholly Owned Restricted Subsidiary of the Company that guarantees such Notes or any related Exchange Notes pursuant to the terms of the Indenture.

“Guaranty” means the Parent Guaranty and the Subsidiary Guarantees.

“Guaranty Agreement” means a supplemental indenture entered into after the Issue Date, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations with respect to the Notes on the terms provided for in the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging, mitigating or swapping interest rate risk either generally or under specific contingencies;

(2)	foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of fixing, hedging, mitigating or swapping foreign currency exchange rate risk either generally or under specific contingencies; and

(3)	commodity swap agreements, commodity cap agreements or commodity collar agreements designed for the purpose of fixing, hedging, mitigating or swapping commodity risk either generally or under specific contingencies.

“Incur” means issue, assume, Guarantee, incur, acquire or otherwise become liable (contingently or otherwise) for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain Covenants—Limitation on Indebtedness”:

(1)	amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2)	the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3)	the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness;

will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)	the balance of deferred and unpaid purchase price of property or services, of such Person and all obligations of such Person under any title retention agreement (but, in each case, excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business); provided that any Indebtedness Incurred to pay or otherwise discharge such obligations shall constitute Indebtedness;

(4)	the principal component of all obligations of such Person in respect of any letter of credit, bankers’ acceptance or similar credit transaction (including reimbursement obligations with respect thereto) (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any

Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends); provided that the Cumulative Preferred Stock shall be deemed not to constitute Indebtedness;

(6)	to the extent not otherwise included in this definition, Hedging Obligations of such Person;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(8)	all obligations of the type referred to in clauses (1) through (7) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or assets at such date of determination and the amount of the obligation so secured; and

(9)	to the extent not otherwise included, with respect to the Company and its Restricted Subsidiaries, the amount of any Permitted Securitization;

if and to the extent any of the foregoing Indebtedness in clauses (1) through (5) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing or similar obligations; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter. Indebtedness shall not include any liability for foreign, federal, state or local taxes.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

Notwithstanding the foregoing, for purposes of the definition of “Obligations” as used herein (and only such definitions), the term “Indebtedness” shall include (i) all obligations of such Person in respect of any letter of credit, bankers’ acceptance or similar credit transaction (including reimbursement obligations and fees with respect thereto), (ii) all Hedging Obligations of such Person and (iii) all obligations of such Person pursuant to any Commodities Agreement.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Initial Purchasers” means Deutsche Bank Securities Inc., Banc of America Securities LLC, Barclays Capital Inc. and UBS Securities LLC, and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the Notes.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate collar agreement, interest rate hedge agreement, interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

“Investment” means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments by a Person in another Person. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments:”

(1)	“Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB- (or the equivalent) by Standard and Poor’s, or an equivalent rating by any other Rating Agency.

“Issue Date” means the first date on which the Notes are originally issued.

“Lien” means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing); provided that in no event shall an operating lease, in and of itself, be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1)	all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

(3)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale;

(4)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale; and

(5)	any portion of the purchase price from an Asset Sale placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Sale or otherwise in connection with that Asset Sale; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Notes” means the Company’s 8 1/2% senior notes due 2018.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness (including interest and fees accruing on or after the filing of any petition with respect to any bankruptcy, insolvency or reorganization of any obligor at the rate provided for in the documentation with respect thereto, whether or not a claim for post-filing interest and fees is allowed under applicable law).

“Offering Memorandum” means the offering memorandum, dated as of April 29, 2010, relating to the initial issuance of Notes under the Indenture.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

“Officer’s Certificate” means a certificate signed by an Officer.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent” means Cooper-Standard Holdings Inc. All references to Parent shall include, unless the context requires otherwise, any entity that directly or indirectly owns all of the Company’s Voting Stock.

“Parent Guaranty” means the Guarantee by Parent of the Company’s obligations with respect to the Notes, including any Guarantee entered into after the Issue Date.

“Permitted Holders” means Barclays Bank PLC and its subsidiaries and any funds or accounts managed by Capital Research and Management Company, Lord, Abbett & Co., Oak Hill Advisors, L.P., Silver Point Capital, L.P., TCW Asset Management Company and TD Asset Management Inc.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)	the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(2)	another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3)	cash and Temporary Cash Investments;

(4)	receivables owing to, and recorded as accounts receivable on the balance sheet of, the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees, directors and officers of the Company or any of its Restricted Subsidiaries, in each case in the ordinary course of business or to fund such Person’s purchase of Capital Stock of the Company or any direct or indirect parent company thereof;

(7)	Investments received in satisfaction of judgments or in settlements of debt or compromises of obligations incurred in the ordinary course of business;

(8)	the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(9)	any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Sale as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” or (B) a disposition of assets not constituting an Asset Sale;

(10)	any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(11)	any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(12)	any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(13)	any Person to the extent such Investment exists on the Release Date, and any extension, modification or renewal of any such Investments existing on the Release Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay in kind securities), in each case, pursuant to the terms of such Investment as in effect on the Release Date;

(14)	Investments the payment for which consists of Capital Stock of the Company (other than Disqualified Stock) or any direct or indirect parent company of the Company, as applicable; provided, however, that such Capital Stock will not increase the amount available for Restricted Payments under clause (a)(3) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(15)	an SPE Subsidiary or an Investment by an SPE Subsidiary in any other Person as required by or in connection with Permitted Securitization;

(16)	Investments (including debt obligations and Capital Stock) received in connection with the bankruptcy or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with, customers and suppliers arising in the ordinary course of business; and

(17)	additional Investments by the Company or any of its Restricted Subsidiaries (including, but not limited to, joint ventures) having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (17), not to exceed the greater of $75.0 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value) and 4.0% of Total Assets.

“Permitted Liens” means:

(1)	Liens existing on the Release Date;

(2)	Liens existing on property or assets at the time of acquisition by the Company or a Restricted Subsidiary which secure Indebtedness that is not incurred in contemplation of such property or assets being so acquired; provided that such Liens do not extend to other property or assets of the Company or any Restricted Subsidiary;

(3)	Liens securing Indebtedness of the type described in (x) clause (11) under “—Certain Covenants—Limitation on Indebtedness”; provided that such Lien is attached within 180 days of the Incurrence of such Indebtedness and (y) clause (12) under“—Certain Covenants—Limitation on Indebtedness”; provided that such Liens attach solely to assets of Foreign Subsidiaries;

(4)	Liens securing Indebtedness incurred under clause (b)(1) under “—Certain Covenants—Limitation on Indebtedness”;

(5)	Liens replacing any of the items set forth in clauses (1) through (3) above; provided that (A) the principal amount of the Indebtedness secured by such Liens shall not be increased (except premiums or other payments paid in connection with a concurrent Refinancing of such Indebtedness and the expenses Incurred in connection therewith), (B) such Liens have the same or a lower ranking and priority as the Liens being replaced; and (C) such Liens shall be limited to the property or assets encumbered by the Lien so replaced;

(6)	Liens encumbering cash proceeds (or securities purchased therewith) from Indebtedness permitted to be Incurred as described under “—Certain Covenants—Limitation on Indebtedness” which are set aside at the time of such Incurrence in order to secure an escrow arrangement pursuant to which such cash proceeds (or securities purchased therewith) are contemplated to ultimately be released to the Company or a Restricted Subsidiary or returned to the lenders of such Indebtedness; provided that such Liens are automatically released concurrently with the release of such cash proceeds (or securities purchased therewith) from such escrow arrangement;

(7)	Liens in favor of the Company or a Restricted Subsidiary;

(8)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(9)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent for a period of more than 30 days or that are payable or subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings;

(10)	statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent for a period of more than 60 days or being contested in good faith;

(11)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment and other insurance and other types of social security or similar obligations, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(12)	judgment Liens not accompanied by an Event of Default of the type described in clause (8) under “Events of Default” arising from such judgment;

(13)	easements, rights-of-way, zoning restrictions, minor defects or irregularities in title and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of business of the Company or any of its Restricted Subsidiaries;

(14)	any interest or title of a lessor under any lease, whether or not characterized as capital or operating; provided that such Liens do not extend to any property or assets which is not leased property subject to such lease;

(15)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(16)	Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(17)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of the Restricted Subsidiaries, including rights of offset and set-off;

(18)	leases or subleases granted to others not interfering in any material respect with the business of the Company or the Restricted Subsidiaries;

(19)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with importation of goods;

(20)	Liens encumbering initial deposits and margin deposits, and other Liens incurred in the ordinary course of business and that are within the general parameters customary in the industry;

(21)	Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(22)	Liens on Receivables and Related Assets transferred to an SPE Subsidiary or on assets of an SPE Subsidiary, in either case incurred in connection with a Permitted Securitization;

(23)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted under the Indenture to be, secured by a Lien on the same property securing such Hedging Obligation;

(24)	Liens to secure any Refinancing Indebtedness permitted to be incurred as Secured Indebtedness under the Indenture pursuant to clause (5) under “Limitation on Indebtedness”; provided that (a) the new Lien shall be limited to all or part of the same property and assets that secured the original Lien, and (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Refinancing Indebtedness, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(25)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement permitted under the indenture;

(26)	Liens deemed to exist in connection with Investments in repurchase agreements permitted under “—Certain Covenants—Limitations on Indebtedness,” provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(27)	Liens solely on any cash earnest money deposits made by the Company or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement not prohibited by the indenture;

(28)	Liens in respect of cash-pooling arrangement outside of the United States covering assets of Subsidiaries that are non-Guarantors;

(29)	any extension, renewal or replacement, in whole or in part of any Lien described in clauses (1), (2), (3) and (31) of this definition of “Permitted Liens;” provided that any such extension, renewal or replacement is no more restrictive in any material respect than any Lien so extended, renewed or replaced and does not extend to any additional property or assets;

(30)	Liens other than any of the foregoing incurred by the Company or any Restricted Subsidiary of the Issuer with respect to Indebtedness or other obligations that do not, in the aggregate, exceed $25.0 million at any one time outstanding; and

(31)	Liens securing Indebtedness incurred pursuant to the second proviso of clause (a) under “Limitation on Indebtedness.”

“Permitted Securitization” means any transaction or series of transactions that may be entered into by the Company or any Subsidiary pursuant to which it may sell, convey, contribute to capital or otherwise transfer (which sale, conveyance, contribution to capital or transfer may include or be supported by the grant of a security interest) Receivables or interests therein and all collateral securing such Receivables, all contracts and contract rights, purchase orders, security interests, financing statements or other documentation in respect of such Receivables, any guarantees, indemnities, warranties or other obligations in respect of such Receivables, any other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving receivables similar to such Receivables and any collections or proceeds of any of the foregoing (collectively, the “Related Assets”) (i) to a trust, partnership, corporation or other Person (other than the Company or any Subsidiary other than a SPE Subsidiary), which transfer is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or any successor transferee of Indebtedness, fractional undivided interests or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Receivables and Related Assets or interests in such Receivables and Related Assets, or (ii) directly to one or more investors or other purchasers (other than the Company or any Subsidiary), it being understood that a Permitted Securitization may involve (A) one or more sequential transfers or pledges of the same Receivables and Related Assets, or interests therein (such as a sale, conveyance or other transfer to an SPE Subsidiary followed by a pledge of the transferred Receivables and Related Assets to secure Indebtedness incurred by the SPE Subsidiary), and all such transfers, pledges and Indebtedness Incurrences shall be part of and constitute a single Permitted Securitization, and (B) periodic transfers or pledges of Receivables and/or revolving transactions in which new Receivables and Related Assets, or interests therein, are transferred or pledged upon collection of previously transferred or pledged Receivables and Related Assets, or interests therein, provided that any such transactions shall provide for recourse to such Subsidiary (other than any SPE Subsidiary) or the Company (as applicable) only in respect of the cash flows in respect of such Receivables and Related Assets and to the extent of other customary securitization undertakings in the jurisdiction relevant to such transactions.

The “amount” or “principal amount” of any Permitted Securitization shall be deemed at any time to be (1) the aggregate principal or stated amount of the Indebtedness, fractional undivided interests (which stated amount may be described as a “net investment” or similar term reflecting the amount invested in such undivided interest) or other securities incurred or issued pursuant to such Permitted Securitization, in each case outstanding at such time, or (2) in the case of any Permitted Securitization in respect of which no such Indebtedness, fractional undivided interests or securities are incurred or issued, the cash purchase price paid by the buyer in connection with its purchase of Receivables less the amount of collections received in respect of such Receivables and paid to such buyer, excluding any amounts applied to purchase fees or discount or in the nature of interest.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Qualified Equity Offering” means any underwritten public offering of Capital Stock (other than Disqualified Stock) of the Company, Parent or any other direct or indirect parent of the Company (other than Capital Stock sold to the Company or a Subsidiary of the Company); provided that if such public offering is of Capital Stock of Parent or any other direct or indirect parent of the Company, the net cash proceeds therefrom that has been contributed to the common equity of the Company.

“Rating Agency” means Standard & Poor’s and Moody’s or if Standard & Poor’s or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors of the Company) which shall be substituted for Standard & Poor’s or Moody’s or both, as the case may be.

“Receivables” means accounts receivable (including all rights to payment created by or arising from the sales of goods, leases of goods or the rendition of services, no matter how evidenced (including in the form of chattel paper) and whether or not earned by performance).

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means:

(A) any Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Release Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)	such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)	such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3)	such Refinancing Indebtedness has an aggregate principal amount that is equal to or less than 103% of the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4)	if the Indebtedness being Refinanced is a Subordinated Obligation, such Refinancing Indebtedness is subordinated in right of payment, as the case may be to the Notes at least to the same extent as the Indebtedness being Refinanced;

(B) any Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace or refund other Disqualified Stock of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock held by the Company or any of its Restricted Subsidiaries); provided that:

(1)	such Refinancing Indebtedness has a final redemption date later than the final redemption date of, and has a Average Life equal to or greater than the Average Life of, the Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(2)	such Refinancing Indebtedness has a final redemption date later than the final maturity date of, and is contractually subordinated in right of payment to, the Notes on terms at least as favorable to the Noteholders as those contained in the documentation governing the Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(3)	the liquidation or face value of such Refinancing Indebtedness does not exceed the liquidation or face value of the Disqualified Stock so extended, refinanced, renewed, replaced or refunded (plus all accrued dividends thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

(4)	such Permitted Refinancing Indebtedness is not redeemable at the option of the holder thereof or mandatorily redeemable prior to the final maturity of the Disqualified Stock being extended, refinanced, renewed, replaced or refunded; and

(5)	such Disqualified Stock is issued either (a) by the Company or any Subsidiary Guarantor or (b) by the Restricted Subsidiary that is the issuer of the Disqualified Stock being extended, refinanced, renewed, replaced or refunded.

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that is not a Subsidiary Guarantor that Refinances Indebtedness of a Subsidiary Guarantor or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means any business in which the Company or any of the Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.

“Release Date” means May 27, 2010.

“Reorganization Plan” means a plan of reorganization in any of the Cases.

“Restricted Payment” with respect to any Person means:

(1)	the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) or options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Restricted Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Capital Stock of the Company or Parent held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than by the Company or a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value or giving of any irrevocable notice of redemption with respect thereto, in each case, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary, (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement or (C) the giving of an irrevocable notice of redemption with respect to the transactions described in clauses (b)(1) or (2) under “Limitation on Restricted Payments”); or

(4)	the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a third-Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“SPE Subsidiary” means any Subsidiary formed solely for the purpose of, and that engages only in, one or more Permitted Securitizations.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means (x) with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred) and (y) with respect to any Capital Lease Obligation, the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Release Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes, the Parent Guaranty or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means, with respect to the Notes, a Guarantor that is a Restricted Subsidiary of the Company.

“Subsidiary Guaranty” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes, Exchange Notes and, to the extent permitted under “—Certain Covenants—Limitation on Indebtedness,” the related Additional Notes, if any.

“Tax Amount” means (i) for any period, the aggregate amount of Tax Distributions required to be made during such period by Parent or the Company, as applicable, to their direct or indirect owners for the purpose of enabling such owners to pay their Tax liability on their respective shares of cumulative taxable income attributable to Parent or the Company, as applicable, assuming the highest marginal federal, state and local tax rate for individuals in effect for the year and assuming residency in New York City, New York, and (ii) for any period, the amount of Tax required to be paid by the direct or indirect owners of Parent or the Company, as applicable, directly to taxing authorities in respect of taxable income attributable to Parent or the Company and amounts paid in respect of franchise, capital and other non-income taxes required to be paid by such direct or indirect owners.

“Tax Distribution” means, in the event Parent or the Company becomes a pass-through or disregarded entity for U.S. federal income tax purposes, a distribution in respect of taxes to the members of Parent or the Company, as applicable.

“Temporary Cash Investments” means any of the following:

(1)	any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed or insured by the United States of America or any agency thereof;

(2)	investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $500 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard and Poor’s;

(5)	investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s; and

(6)	investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Total Assets” means the total consolidated assets determined in accordance with GAAP, of, in the case of the Company, the Company and its Restricted Subsidiaries, and, in the case of Foreign Subsidiaries, the total consolidated assets of such Foreign Subsidiaries, in each case as shown on the most recent available internal balance sheet of such Person.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 1, 2014; provided, however, that if the period from the redemption date to May 1, 2014, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Treasury Securities” means U.S. Government Obligations.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date; provided that in the event that the Trust Indenture Act of 1939 is amended after the Issue Date, “Trust Indenture Act” means, to the extent required by any such amendment, the Trust Indenture Act of 1939, as amended.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person’s knowledge of an familiarity with the particular subject and who shall have direct responsibility for the administration of the Indenture.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) either (a) the Consolidated Coverage Ratio would not be less than immediately prior to such designation or (b) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Unsecured Indebtedness” means Indebtedness that is not Secured Indebtedness.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Domestic Subsidiary” of any specified Person means a Domestic Subsidiary of such Person all of the outstanding Capital Stock or other ownership interest of which shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

“Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

BOOK-ENTRY; DELIVERY AND FORM

Except as set forth below, all the notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, global notes may be transferred only to another nominee of DTC or to a successor of DTC or its nominee, in whole and not in part. Except in the limited circumstances described below, beneficial interests in global notes may not be exchanged for notes in certificated form and owners of beneficial interests in global notes will not be entitled to receive physical delivery of notes in certificated form. See “—Exchange of Global Notes for Certificated Notes.”

Transfers of beneficial interests in global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the global notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

(2) ownership of these interests in global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in global notes).

Investors global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in DTC. All interests in a global note may be subject to the procedures and requirements of DTC. Interests in a global note held through Euroclear or Clearstream may be subject to the procedures and requirements of those systems (as well as to the procedures and requirements of DTC). The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and the ability to transfer beneficial interests in a global note to Persons that are subject to those requirements will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global note to pledge those interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing those interests.

Except as described below, owners of an interest in global notes will not have notes registered in their names, will not receive physical delivery of definitive notes in registered certificated form (“certificated notes”) and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of and premium, interest and additional interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuer and the trustee will treat the Persons in whose names notes, including global notes, are registered as the owners of such notes for the purpose of receiving payments and for all other purposes. Consequently, none of the Issuer, the trustee or any agent of the Issuer or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in global notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on that payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or the Issuer. Neither the Issuer nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of any notes, and the Issuer and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or those participants has or have given the relevant direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute those notes to its participants. Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of interests in global notes among participants, they are under no obligation to perform those procedures, and may discontinue or change those procedures at any time.

Neither the Issuer nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for a certificated note if:

•

DTC (a) notifies us that it is unwilling or unable to continue as depositary for the applicable global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

•	we at our option, notify, the trustee in writing that we elect to cause the issuance of certificated notes; or

•	there has occurred and is continuing a Default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in a global note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors” in the final offering memorandum relating to the outstanding notes dated April 29, 2010, unless that legend is not required by applicable law.

U.S. FEDERAL TAX CONSIDERATIONS

The following summary describes certain United States federal income tax consequences and, in the case of a non-U.S. holder (as defined below), certain United States federal estate tax consequences, of purchasing, owning and disposing of the exchange notes and exchanging the outstanding notes for the exchange notes. This summary applies to you only if you are a beneficial owner of outstanding notes or exchange notes and you hold your outstanding notes or exchange notes as capital assets (generally, investment property) and does not deal with special tax situations such as:

•	dealers in securities or currencies;

•	traders in securities;

•	United States holders (as defined below) whose functional currency is not the United States dollar;

•	persons holding outstanding notes or exchange notes as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	persons subject to the alternative minimum tax;

•	United States expatriates;

•	financial institutions;

•	insurance companies;

•	controlled foreign corporations, passive foreign investment companies and regulated investment companies and stockholders of such corporations;

•	entities that are tax-exempt for United States federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts; and

•	pass-through entities, including partnerships and entities and arrangements classified as partnerships for United States federal income tax purposes, and beneficial owners of pass-through entities.

If you are an entity or arrangement classified as a partnership for United States federal income tax purposes holding outstanding notes or exchange notes or a partner in such a partnership, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership, and you are encouraged to consult your own tax advisor regarding the United States federal income and estate tax consequences of purchasing, owning and disposing of the exchange notes and exchanging the outstanding notes for the exchange notes.

This summary does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any tax consequences under other United States federal tax laws (such as gift tax laws) or any United States state or local or non-U.S. tax laws. This summary is based on United States federal income and estate tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect or in existence as of the date of this prospectus. Subsequent developments in United States federal income and estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income and estate tax consequences of purchasing, owning and disposing of exchange notes and exchanging outstanding notes for exchange notes as set forth in this summary. We have not sought any ruling from the Internal Revenue Service (the “IRS”), nor have we sought an opinion from counsel with respect to the statements made and the conclusions reached in the following summary. There can be no assurances that the IRS will agree with these statements and conclusions, nor is there any assurance that such statements and conclusions will be sustained by a court if challenged by the IRS. You are encouraged to consult your own tax advisor, before you purchase exchange notes or exchange outstanding notes for exchange notes, regarding the particular

United States federal, state and local and non-U.S. income and other tax consequences of acquiring, owning and disposing of the exchange notes and exchanging outstanding notes for exchange notes that may be applicable to you.

Effect of Certain Contingencies

In certain circumstances, we may be obligated to pay amounts in excess of the interest on and principal of the exchange notes. See, e.g., “Description of Exchange Notes—Change of Control.” These contingencies may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” The Treasury regulations provide that a contingency will not cause notes to be considered contingent payment debt instruments if, at the time of issuance, such contingency is considered remote or incidental or, in certain situations, if it is significantly more likely than not that the contingency will not occur. We intend to take the position that one or more of the foregoing exceptions should apply and therefore that the exchange notes should not be treated as contingent payment debt instruments. Our determination that the exchange notes should not be treated as contingent payment debt instruments will be binding on a holder of the exchange notes unless the holder discloses a contrary position to the IRS in a manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, which could challenge this position. If such a challenge were made and successful, you may be required to currently accrue income on the exchange notes at a rate in excess of the stated interest and would be required to treat as ordinary income (rather than capital gain) any income realized on a taxable disposition of an exchange note. The remainder of this discussion assumes that the exchange notes will not be treated as contingent payment debt instruments.

Exchange Offer

The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes and, accordingly, you will not recognize any taxable gain or loss as a result of the exchange, you will have the same tax basis in the exchange notes immediately after the exchange as your tax basis in the outstanding notes immediately before the exchange and your holding period for the exchange notes will include the period during which you held the outstanding notes exchanged therefor.

United States Holders

The following summary applies to you only if you are a United States holder (as defined below).

Definition of a United States holder

A “United States holder” is a beneficial owner of an outstanding note or an exchange note that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

•

a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Internal Revenue Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

Stated interest on exchange notes

Stated interest on your exchange notes will be taxed as ordinary interest income. In addition:

•

if you use the cash method of accounting for United States federal income tax purposes, you will have to include the stated interest on your exchange notes in your gross income at the time you receive the stated interest; and

•

if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the stated interest on your exchange notes in your gross income at the time the stated interest accrues.

Market discount

If you purchase an exchange note (or purchased an outstanding note for which the exchange note was exchanged, as the case may be) at a price that is less than its “stated redemption price at maturity” (as defined below), the excess of the stated redemption price at maturity over your purchase price will be treated as “market discount”. However, the market discount will be considered to be zero if on the date of purchase it is less than the statutory de minimis amount equal to 1/4 of 1% of the stated redemption price at maturity of the exchange note multiplied by the number of complete years to maturity from the date you purchased the exchange note (or the date you purchased an outstanding note for which the exchange note was exchanged, as the case may be). For this purpose, the stated redemption price at maturity of an exchange note includes all payments on the exchange note (including, for this purpose, all payments on an outstanding note for which the exchange note was exchanged) other than payments of “qualified stated interest.” Stated interest on the outstanding notes and exchange notes is treated as qualified stated interest.

Under the market discount rules of the Internal Revenue Code, you generally will be required to treat any gain recognized on the retirement, sale, redemption, exchange or other taxable disposition of an exchange note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income. In addition, you may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of all or a portion of your interest expense on any indebtedness incurred or continued to purchase or carry the exchange note (or an outstanding note for which the exchange note was exchanged, as the case may be). In general, market discount will be considered to accrue ratably during the period from the date you purchased the exchange note (or the date you purchased the outstanding note for which the exchange note was exchanged, as the case may be) to the maturity date of the exchange note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. Alternatively, you may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment of any gain recognized upon the retirement or disposition of the exchange note and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Bond premium

If you purchase an exchange note (or purchased an outstanding note for which the exchange note was exchanged, as the case may be) for an amount in excess of the amount payable at maturity of the exchange note (or on an earlier call date if it results in a smaller excess), you will be considered to have “bond premium” equal to such excess. You may be able to elect to amortize this premium using a constant yield method over the term of the exchange note (or until an earlier call date, as applicable). The amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the exchange note (or on the outstanding note for which the exchange note was exchanged, as the case may be) included in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the your prior interest inclusions on the exchange note (or on the outstanding note for which the exchange note was exchanged, as the case may be), and finally as a carryforward allowable against your future interest inclusions on the exchange note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by you on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS. You should consult your own tax advisor concerning the computation and amortization of any bond premium on the exchange notes.

Constant yield election

As an alternative to the above-described rules for including stated interest and any market discount in income and amortizing any bond premium, you may elect to include in gross income all interest that accrues on an exchange note, including stated interest, any market discount (including any de minimis market discount) and adjustments for any bond premium, on the constant yield method. If you were to make this election with respect to an exchange note having market discount, you would be deemed to have made an election to include market discount in income currently (as discussed above) which, as discussed above, will apply to all debt instruments held or subsequently acquired by you. If you were to make this election with respect to an exchange note having bond premium, you would be deemed to have made an election to amortize bond premium (as discussed above) which, as discussed above, will apply to all debt instruments held or subsequently acquired by you. Particularly for United States holders who are on the cash method of accounting, a constant yield election may have the effect of causing you to include stated interest in income earlier than would be the case if no such election were made, and the election may not be revoked without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

Sale or other taxable disposition of notes

Upon the sale, redemption, exchange or other taxable disposition of the exchange notes, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•

the amount realized on the disposition (less any amount attributable to accrued stated interest, which will be taxable as ordinary interest income to the extent not previously included in gross income, in the manner described under “—United States Holders—Stated interest on exchange notes”); and

•	your adjusted tax basis in the exchange notes.

Your adjusted tax basis in an exchange note generally will equal your cost in acquiring your exchange note (or your cost in acquiring your outstanding note for which the exchange note was exchanged, as the case may be), increased by any market discount on the exchange note (including any market discount on an outstanding note for which the exchange note was exchanged) previously included in your gross income and reduced by the amount of any amortizable bond premium applied to reduce interest with respect to your exchange note (or an outstanding note for which the exchange note was exchanged, as the case may be), or allowed as a deduction. Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the disposition you have held the exchange note for more than one year (taking into account, for this purpose, the period of time you held an outstanding note for which the exchange note was exchanged). Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a preferential rate of United States federal income tax.

Information reporting and backup withholding

Under the tax rules concerning information reporting to the IRS:

•

Assuming you hold your exchange notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest and sale proceeds (including proceeds from a retirement or redemption) on your exchange notes, unless an exemption applies.

•

Similarly, unless an exemption applies, you must provide the intermediary with your taxpayer identification number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

In general, “backup withholding” (currently at a rate of 28%%, which rate will increase to 31% beginning January 1, 2011) may apply:

•	to any payments made to you of interest on your exchange note, and

•

to payment of the proceeds of a sale or other disposition of your exchange note, if you are a non-corporate United States holder and you fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

The backup withholding tax is not an additional tax and may be refunded to you or credited against your United States federal income tax liability, provided that correct information is timely provided to the IRS.

Non-U.S. Holders

The following summary applies to you if you are a “non-U.S. holder.” A non-U.S. holder is a beneficial owner of an outstanding note or an exchange note that is not, for United States federal income tax purposes, a United States holder (as defined above) or a partnership (or an entity or arrangement classified as a partnership for United States federal income tax purposes).

United States federal withholding tax

Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax generally will not apply to payments by us or our paying agent (in its capacity as such) of proceeds from a sale or other disposition (including a retirement or redemption) of your exchange notes or interest on your exchange notes under the “portfolio interest” exception of the Internal Revenue Code, provided that in the case of interest:

•

you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

•

you are not a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code);

•	you are not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

•	such interest is not effectively connected with your conduct of a United States trade or business; and

•

you provide a signed written statement, on an IRS Form W-8BEN (or other applicable form) which can reliably be related to you, certifying under penalties of perjury that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address to:

•	us or our paying agent; or

•

a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your exchange notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

The applicable Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

If you cannot satisfy the requirements of the “portfolio interest” exception described above, payments of interest made to you will be subject to 30% United States federal withholding tax (and possibly a United States federal income tax filing obligation) unless you provide us or our paying agent with a properly executed (1) IRS Form W-8ECI (or other applicable form) stating that interest paid on your exchange notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States, or (2) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in this withholding tax under an applicable income tax treaty.

United States federal income tax

Except for the possible application of United States federal withholding tax (see “U.S. Federal Tax Considerations—Non-U.S. Holders—United States federal withholding tax” above) and backup withholding tax (see “—Non-U.S. Holders—Information reporting and backup withholding” below), you generally will not be subject to United States federal income tax on payments of interest on your exchange notes, or on any gain realized from (or accrued interest treated as received in connection with) the sale, redemption, retirement at maturity or other taxable disposition of your exchange notes unless:

•

in the case of interest payments or disposition proceeds representing accrued interest, you cannot satisfy the requirements of the “portfolio interest” exception described above and your United States federal income tax liability has not otherwise been fully satisfied through the United States federal withholding tax described above (in which case you should consult your own tax advisor);

•

in the case of gain, you are an individual who is present in the United States for more than 182 days during the taxable year of the sale or other disposition of your exchange notes and specific other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, generally will be subject to a flat 30% United States federal income tax, even though you are not considered a resident alien under the Internal Revenue Code); or

•	the interest or gain is effectively connected with your conduct of a United States trade or business.

If you are engaged in a trade or business in the United States and interest or gain in respect of your exchange notes is effectively connected with the conduct of your trade or business, the interest or gain generally will be subject to United States federal income tax on a net basis at the regular graduated rates and in the manner applicable to a United States holder unless an applicable income tax treaty provides otherwise (although the interest will be exempt from the withholding tax discussed in the preceding paragraphs if you provide a properly executed IRS Form W-8ECI (or other applicable form) on or before any payment date to claim the exemption). In addition, a “branch profits tax” generally will be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on a corporate non-U.S. holder that has earnings and profits (attributable to interest or otherwise) that are effectively connected with the conduct of a trade or business in the United States.

Information reporting and backup withholding

Under current Treasury regulations, information reporting and backup withholding will not apply to payments of interest made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “—Non-U.S. Holders—United States federal withholding tax” above, and provided that neither we nor our paying agent has actual knowledge or reason to know that you are a United States holder (as described in “—United States Holders” above). However, we or our paying agent may be required to report to the IRS and you payments of interest on the exchange notes and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of a treaty or agreement.

The gross proceeds from a sale or other disposition (including a retirement or redemption) of your exchange notes may be subject to information reporting and backup withholding tax (currently at a rate of 28%%, which rate will increase to 31% beginning January 1, 2011). If you sell your exchange notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. information reporting and backup withholding requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your exchange notes through a non-U.S. office of a broker that:

•	is a United States person (as defined in the Internal Revenue Code);

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your exchange notes to or through a U.S. office of a broker, the payment is subject to both U.S. information reporting and backup withholding unless you provide an IRS Form W-8BEN (or other applicable form) certifying that you are a non-U.S. person or you otherwise establish an exemption, provided that the broker does not have actual knowledge or reason to know that you are not a U.S. person or the conditions of any other exemption are not, in fact, satisfied.

You are encouraged to consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is timely furnished to the IRS.

United States federal estate tax

If you are an individual and are not a United States citizen or a resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your exchange notes generally will not be subject to the United States federal estate tax, unless, at the time of your death:

•

you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

•	your interest on the exchange notes is effectively connected with your conduct of a United States trade or business.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for resale, resold or otherwise transferred by holders thereof, other than any holder which is (A) an “affiliate” of our company within the meaning of Rule 405 under the Securities Act, (B) a broker-dealer who acquired notes directly from our company or (C) broker-dealers who acquired notes as a result of market-making or other trading activities, without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such exchange notes are acquired in the ordinary course of such holders’ business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes. However, broker-dealers receiving the exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes. To date, the staff of the SEC has taken the position that these broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the exchange offer, other than a resale of an unsold allotment from the sale of the outstanding notes to the initial purchasers thereof, with the prospectus contained in the exchange offer registration statement. Pursuant to the registration rights agreement, we have agreed to permit these broker-dealers to use this prospectus in connection with the resale of such exchange notes. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, and any amendment or supplement to this prospectus, available to, and promptly send additional copies of this prospectus, and any amendment or supplement to this prospectus, to, any broker-dealer that requests such documents in the letter of transmittal for use in connection with any such resale.

Each holder of the outstanding notes who wishes to exchange its outstanding notes for exchange notes in the exchange offer will be required to make certain representations to us as set forth in “The Exchange Offer.”

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay the expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act, as set forth in the registration rights agreement.

LEGAL MATTERS

The validity of the exchange notes offered hereby and the guarantees thereof will be passed on for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain matters with respect to Ohio law will be passed upon for us by Shumaker, Loop & Kendrick, LLP. Certain matters with respect to Texas law will be passed upon for us by K&L Gates LLP. Certain matters with respect to Michigan law will be passed upon for us by Foley & Lardner LLP. Certain matters with respect to North Carolina law will be passed upon for us by Moore & Van Allen PLLC.

EXPERTS

The consolidated financial statements of Cooper-Standard Holdings Inc. as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in note 3 to our consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Management

Cooper-Standard Holdings Inc.

We have audited the accompanying consolidated balance sheets of Cooper-Standard Holdings Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule for the three years in the period ended December 31, 2009. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper-Standard Holdings Inc. and subsidiaries at December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the three years in the period ended December 31, 2009, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3 to the consolidated financial statements, on August 3, 2009, Cooper Standard Holdings, Inc. and its wholly owned United States subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On August 4, 2009, the Company’s Canadian subsidiary, Cooper Standard Automotive Canada Limited commenced proceedings seeking relief from its creditors under Canada’s Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice in Toronto, Canada. As discussed in Note 3 to the consolidated financial statements, uncertainties inherent in the bankruptcy process raise substantial doubt about the Company’s ability to continue as a going concern. Management’s intentions with respect to these matters are also described in Note 3. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, in 2009, the Company changed its method of accounting for and presentation of consolidated net income (loss) attributable to Cooper-Standard Holdings, Inc. and non-controlling interests.

As discussed in Notes 11 and 12 to the consolidated financial statements in 2008 and in 2007, the Company changed its method of accounting for pension and other postretirement benefit plans, respectively.

/s/    Ernst & Young LLP

Detroit, Michigan

March 31, 2010

COOPER-STANDARD HOLDINGS INC.

(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands)

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Sales	$2,511,153	$2,594,577	$1,945,259
Cost of products sold	2,114,039	2,260,063	1,678,953

Gross profit	397,114	334,514	266,306
Selling, administration, & engineering expenses	222,134	231,709	199,552
Amortization of intangibles	31,850	30,996	14,976
Impairment charges	146,366	33,369	363,496
Restructuring	26,386	38,300	32,411

Operating profit (loss)	(29,622)	140	(344,129)
Interest expense, net of interest income	(89,577)	(92,894)	(64,333)
Equity earnings	2,207	897	4,036
Reorganization items, net	—	—	(17,367)
Other income (expense), net	(468)	(1,368)	9,919

Loss before income taxes	(117,460)	(93,225)	(411,874)
Provision (benefit) for income tax expense	32,946	29,295	(55,686)

Consolidated net loss	(150,406)	(122,520)	(356,188)
Add: Net (income) loss attributed to noncontrolling interests	(587)	1,069	126

Net loss attributable to Cooper-Standard Holdings Inc.	$(150,993)	$(121,451)	$(356,062)

The accompanying notes are an integral part of these consolidated financial statements.

COOPER-STANDARD HOLDINGS INC.

(DEBTOR-IN-POSSESSION)

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2009

(Dollar amounts in thousands)

	December 31, 2008	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$111,521	$380,254
Accounts receivable, net	333,693	355,543
Inventories, net	116,952	111,575
Prepaid expenses	19,162	22,153
Other	42,226	76,454

Total current assets	623,554	945,979
Property, plant, and equipment, net	623,987	586,179
Goodwill	244,961	87,728
Intangibles, net	227,453	10,549
Other assets	98,296	106,972

	$1,818,251	$1,737,407

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Debt payable within one year	$94,136	$18,204
Debtor-in-possession financing	—	175,000
Accounts payable	192,948	166,346
Payroll liabilities	69,601	71,523
Accrued liabilities	94,980	87,073

Total current liabilities	451,665	518,146
Long-term debt	1,049,959	11,059
Pension benefits	161,625	148,936
Postretirement benefits other than pensions	76,822	76,261
Deferred tax liabilities	28,265	7,875
Other long-term liabilities	30,253	19,727
Liabilities subject to compromise	—	1,261,903

Total liabilities	1,798,589	2,043,907
Equity (deficit):
Common stock, $0.01 par value, 4,000,000 shares authorized at December 31, 2008 and December 31, 2009, 3,479,100 shares issued and outstanding at December 31, 2008, 3,482,612 shares issued and outstanding at December 31, 2009	35	35
Additional paid-in capital	354,894	356,316
Accumulated deficit	(280,216)	(636,278)
Accumulated other comprehensive loss	(59,536)	(31,037)

Total Cooper-Standard Holdings Inc. equity (deficit)	15,177	(310,964)
Noncontrolling interests	4,485	4,464

Total equity (deficit)	19,662	(306,500)

Total liabilities and equity (deficit)	$1,818,251	$1,737,407

The accompanying notes are an integral part of these consolidated financial statements.

COOPER-STANDARD HOLDINGS INC.

(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(Dollar amounts in thousands)

	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Cooper- Standard Holdings Inc. Equity (Deficit)	Non-Controlling Interest	Total Equity (Deficit)
Balance at December 31, 2006	3,238,100	$32	$323,778	$(4,151)	$1,050	$320,709	$3,254	$323,963
Investment noncontrolling interest							2,453	2,453
Adoption of Fin 48				(195)		(195)		(195)
Issuance of common stock	250,000	3	29,997			30,000		30,000
Repurchase of common stock	(4,500)		(450)			(450)		(450)
Stock-based compensation			1,549			1,549		1,549
Impact of change in measurement date on benefit plans net of ($1,020) tax effect					25,846	25,846		25,846
Comprehensive income (loss):
Net income (loss) for 2007				(150,993)		(150,993)	587	(150,406)
Other comprehensive income (loss):
Benefit plan liability, net of ($1,934) tax effect					6,794	6,794		6,794
Currency translation adjustment					43,246	43,246	1,949	45,195
Fair value change of derivatives, net of $19 tax effect					(7,948)	(7,948)		(7,948)
Comprehensive income (loss):						(108,901)	2,536	(106,365)

Balance at December 31, 2007	3,483,600	35	354,874	(155,339)	68,988	268,558	8,243	276,801
Impact of Change in measurement date on benefit plans				(3,426)		(3,426)		(3,426)
Transaction with affiliate							(1,741)	(1,741)
Dividends paid to noncontrolling interest							(662)	(662)
Repurchase of common stock	(4,500)		(540)			(540)		(540)
Stock-based compensation			560			560		560
Comprehensive income (loss):
Net loss for 2008				(121,451)		(121,451)	(1,069)	(122,520)
Other comprehensive loss:
Benefit plan liability, net of ($1,097) tax effect					(53,614)	(53,614)		(53,614)
Currency translation adjustment					(58,929)	(58,929)	(286)	(59,215)
Fair value change of derivatives, net of ($44) tax effect					(15,981)	(15,981)		(15,981)
Comprehensive loss						(249,975)	(1,355)	(251,330)

Balance at December 31, 2008	3,479,100	35	354,894	(280,216)	(59,536)	15,177	4,485	19,662
Issuance of common stock	3,512		88			88		88
Stock-based compensation			1,334			1,334		1,334
Comprehensive income (loss):
Net loss for 2009				(356,062)		(356,062)	(126)	(356,188)
Other comprehensive income (loss):
Benefit plan liability, net of $1,120 tax effect					(3,499)	(3,499)		(3,499)
Currency translation adjustment					25,898	25,898	105	26,003
Fair value change of derivatives, net of ($3,843) tax effect					6,100	6,100		6,100
Comprehensive loss						(327,563)	(21)	(327,584)

Balance at December 31, 2009	3,482,612	$35	$356,316	$(636,278)	$(31,037)	$(310,964)	$4,464	$(306,500)

The accompanying notes are an integral part of these consolidated financial statements.

COOPER-STANDARD HOLDINGS INC.

(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Operating Activities:
Consolidated net loss	$(150,406)	$(122,520)	$(356,188)
Adjustments to reconcile consolidated net loss to net cash provided by (used in) operating activities:
Depreciation	104,199	109,109	98,801
Amortization of intangibles	31,850	30,996	14,976
Impairment charges	146,366	33,369	363,496
Reorganization items	—	—	17,367
Non-cash restructuring charges	626	9,029	1,268
Gain on bond repurchase	—	(1,696)	(9,096)
Amortization of debt issuance cost	4,883	4,866	10,286
Deferred income taxes	(1,296)	14,045	(36,797)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(10,976)	163,279	14,886
Inventories	14,836	28,062	9,914
Prepaid expenses	3,440	(2,880)	(974)
Accounts payable	39,945	(86,316)	50,081
Accrued liabilities	(16,567)	(28,148)	27,117
Other	18,473	(14,702)	(75,155)

Net cash provided by operating activities	185,373	136,493	129,982
Investing activities:
Property, plant, and equipment	(107,255)	(92,125)	(46,113)
Acquisition of business, net of cash acquired	(158,671)	4,937	—
Gross proceeds from sale-leaseback transaction	4,806	8,556	—
Proceeds from sale of fixed assets	1,096	4,775	642
Other	7	—	—

Net cash used in investing activities	(260,017)	(73,857)	(45,471)
Financing activities:
Proceeds from issuance of debtor-in-possession financing	—	—	175,000
Payments on debtor-in-possession financing	—	—	(313)
Proceeds from issuance of long-term debt	59,968	—	—
Increase in short term debt, net	6,189	37,004	24,104
Principal payments on long-term debt	(37,557)	(16,528)	(11,646)
Proceeds from issuance of stock	30,000	—	88
Debt issuance cost	(3,104)	(561)	(20,592)
Repurchase of common stock	(450)	(540)	—
Repurchase of bonds	—	(5,306)	(737)
Other	—	—	171

Net cash provided by financing activities	55,046	14,069	166,075
Effects of exchange rate changes on cash	4,153	(6,061)	18,147

Changes in cash and cash equivalents	(15,445)	70,644	268,733
Cash and cash equivalents at beginning of period	56,322	40,877	111,521

Cash and cash equivalents at end of period	$40,877	$111,521	$380,254

The accompanying notes are an integral part of these consolidated financial statements.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share amounts)

Note 1. Description of Business

Description of business

Cooper-Standard Holdings Inc. (the “Company”), through its wholly-owned subsidiary Cooper-Standard Automotive Inc., or CSA U.S, is a leading global manufacturer of fluid handling, body sealing, and Anti-Vibration Systems, or AVS, components, systems, subsystems, and modules, primarily for use in passenger vehicles and light trucks for global original equipment manufacturers, or OEMs, and replacement markets. The Company conducts substantially all of its activities through its subsidiaries.

The Company is one of the largest global producers of body sealing systems, one of the two largest North American producers in the AVS business, and the second largest global producer of the types of fluid handling products that we manufacture. We design and manufacture our products in each major automotive region of the world in close proximity to our customers through a disciplined and consistent approach to engineering and production. The Company operates in 66 manufacturing locations and nine design, engineering, and administrative locations in 18 countries around the world.

Note 2. Significant Accounting Policies

Principles of combination and consolidation—The consolidated financial statements include the accounts of the Company and the wholly owned and less than wholly owned subsidiaries controlled by the Company. All material intercompany accounts and transactions have been eliminated. Acquired businesses are included in the consolidated financial statements from the dates of acquisition.

Effective January 1, 2009 the Company adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 810, “Consolidation.” ASC Topic 810-10-65 establishes accounting and reporting standards for noncontrolling interests in subsidiaries. This statement requires the reporting of all noncontrolling interests as a separate component of equity, the reporting of consolidated net income (loss) as the amount attributable to both the parent and the noncontrolling interests and the separate disclosure of net income (loss) attributable to the parent and to the noncontrolling interests. In addition, this statement provides accounting and reporting guidance related to changes in noncontrolling ownership interests. Upon adoption, certain prior period amounts have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on our previously reported results of operations. Refer to Note 17, Other Income (Expense) for additional information on the adoption of ASC Topic 810-10-65.

The equity method of accounting is followed for investments in which the Company does not have control, but does have the ability to exercise significant influence over operating and financial policies. Generally this occurs when ownership is between 20 to 50 percent. The cost method is followed in those situations where the Company’s ownership is less than 20 percent and the Company does not have the ability to exercise significant influence.

The Company’s investment in Nishikawa Standard Company, or NISCO, a 50 percent owned joint venture in the United States, is accounted for under the equity method. This investment totaled $11,905 and $13,400 at December 31, 2008 and 2009, respectively, and is included in other assets in the accompanying consolidated balance sheets.

The Company’s investment in Guyoung Technology Co. Ltd, or Guyoung, a 20 percent owned joint venture in Korea, is accounted for under the equity method. This investment totaled $1,179 and $1,370 at December 31, 2008 and 2009, respectively, and is included in other assets in the accompanying consolidated balance sheets.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

The fair value of Guyoung’s stock has declined since the Company’s 2006 acquisition and during 2008, the Company determined that the decline in fair value was other than temporary and an impairment of $2,669 was recorded in equity earnings in our consolidated statement of operations.

The Company’s investment in Shanghai SAIC-Metzler Sealing Systems Co. Ltd., a 47.5 percent owned joint venture in China, is accounted for under the equity method. This investment totaled $20,166 and $20,994 at December 31, 2008 and 2009, respectively, and is included in other assets in the accompanying consolidated balance sheets.

Foreign currency—The financial statements of foreign subsidiaries are translated to U.S. dollars at the end-of-period exchange rates for assets and liabilities and a weighted average exchange rate for each period for revenues and expenses. Translation adjustments for those subsidiaries whose local currency is their functional currency are recorded as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Transaction related gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other that the functional currency are recognized in earnings as incurred, except for those intercompany balances which are designated as long-term.

Cash and cash equivalents—The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts receivable—The Company records trade accounts receivable when revenue is recorded in accordance with its revenue recognition policy and relieves accounts receivable when payments are received from customers. Generally the Company does not require collateral for its accounts receivable.

Allowance for doubtful accounts—The allowance for doubtful accounts is established through charges to the provision for bad debts. The Company evaluates the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical trends in collections and write-offs, management’s judgment of the probability of collecting accounts, and management’s evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. The allowance for doubtful accounts was $4,040 and $5,871 at December 31, 2008 and 2009, respectively.

Advertising expense—Expenses incurred for advertising are generally expensed when incurred. Advertising expense was $842 for 2007, $1,080 for 2008, and $345 for 2009.

Inventories—Inventories are valued at lower of cost or market. Cost is determined using the first-in, first-out method. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs. The Company records inventory reserves for inventory in excess of production and/or forecasted requirements and for obsolete inventory in production. As of December 31, 2008 and 2009, inventories are reflected net of reserves of $14,242 and $17,158, respectively.

Derivative financial instruments—Derivative financial instruments are utilized by the Company to reduce foreign currency exchange, interest rate, and commodity price risks. The Company has established policies and procedures for risk assessment and the approval, reporting, and monitoring of derivative financial instrument activities. On the date the derivative is established, the Company designates the derivative as either a fair value hedge, a cash flow hedge, or a net investment hedge in accordance with its established policy. The Company does not enter into financial instruments for trading or speculative purposes.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Income taxes—Income tax expense in the consolidated and combined statements of operations is accounted for in accordance with ASC Topic 740, Accounting for Income Taxes, which requires the recognition of deferred income taxes using the liability method.

Deferred tax assets or liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. A valuation allowance is provided on deferred tax assets if we determine that it is more likely than not that the asset will not be realized.

Long-lived assets—Property, plant, and equipment are recorded at cost and depreciated using primarily the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the expected life of the asset or term of the lease, whichever is shorter. Intangibles with finite lives, which include technology, customer contracts, and customer relationships, are amortized over their estimated useful lives. The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying value. If the net carrying value exceeds the fair value, an impairment loss exists and is calculated based on a discounted cash flow analysis or estimated salvage value. Discounted cash flows are estimated using internal budgets and assumptions regarding discount rates and other factors.

Pre-Production Costs Related to Long Term Supply Arrangements—Costs for molds, dies, and other tools owned by us to produce products under long-term supply arrangements are recorded at cost in property, plant, and equipment and amortized over the lesser of three years or the term of the related supply agreement. The amounts capitalized were $10,896 and $9,324 at December 31, 2008 and 2009, respectively. Costs incurred during the engineering and design phase of customer-owned tooling projects are expensed as incurred unless a contractual arrangement for reimbursement by the customer exists. Reimbursable tooling costs included in other assets were $3,822 and $2,561 at December 31, 2008 and 2009, respectively. Development costs for tools owned by the customer are recorded in accounts receivable in the accompanying combined balance sheets if considered a receivable in the next twelve months. At December 31, 2008 and 2009, $77,769 and $65,351, respectively, was included in accounts receivable for customer-owned tooling of which $32,768 and $40,510, respectively, was not yet invoiced to the customer.

Goodwill—Goodwill is not amortized but is tested annually for impairment by reporting unit which is determined in accordance with ASC Topic 350 “Intangibles-Goodwill and Other”. The Company utilizes an income approach to estimate the fair value of each of its reporting units. The income approach is based on projected debt-free cash flow which is discounted to the present value using discount factors that consider the timing and risk of cash flows. The Company believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating cash flow performance. Fair value is estimated using recent automotive industry and specific platform production volume projections, which are based on both third party and internally-developed forecasts, as well as commercial, wage and benefit, inflation and discount rate assumptions. Other significant assumptions include the weighted average cost of capital, terminal value growth rate, terminal value margin rates, future capital expenditures and changes in future working capital requirements. While there are inherent uncertainties related to the assumptions used and to management’s application of these assumptions to this analysis, the Company believes that the income approach provides a reasonable estimate of the fair value of its reporting units. The Company conducts its annual goodwill impairment analysis as of October 1st of each fiscal year.

Revenue Recognition and Sales Commitments—We generally enter into agreements with our customers to produce products at the beginning of a vehicle’s life. Although such agreements do not generally provide for minimum quantities, once we enter into such agreements, fulfillment of our customers’ purchasing requirements

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

can be our obligation for an extended period or the entire production life of the vehicle. These agreements generally may be terminated by our customer at any time. Historically, terminations of these agreements have been minimal. In certain limited instances, we may be committed under existing agreements to supply products to our customers at selling prices which are not sufficient to cover the direct cost to produce such products. In such situations, we recognize losses as they are incurred.

We receive blanket purchase orders from many of our customers on an annual basis. Generally, such purchase orders and related documents set forth the annual terms, including pricing, related to a particular vehicle model. Such purchase orders generally do not specify quantities. We recognize revenue based on the pricing terms included in our annual purchase orders as our products are shipped to our customers. As part of certain agreements, we are asked to provide our customers with annual cost reductions. We accrue for such amounts as a reduction of revenue as our products are shipped to our customers. In addition, we generally have ongoing adjustments to our pricing arrangements with our customers based on the related content and cost of our products. Such pricing accruals are adjusted as they are settled with our customers.

Amounts billed to customers related to shipping and handling are included in sales in our consolidated statements of operations. Shipping and handling costs are included in cost of sales in our consolidated statements of operations.

Research and development—Costs are charged to selling, administration and engineering expense as incurred and totaled, $77,183 for 2007, $81,942 for 2008, and $62,880 for 2009.

Stock-based compensation—Effective January 1, 2006, the Company adopted ASC Topic 718, “Compensation-Stock Compensation,” using the prospective method. The prospective method requires compensation cost to be recognized for all share-based payments granted after the effective date of ASC 718. All awards granted prior to the effective date of ASC 718 are accounted for in accordance with Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees.”

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of (1) revenues and expenses during the reporting period and (2) assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

Reclassifications—Certain prior period amounts have been reclassified to conform to the current year presentation. For further segment reclassifications, see Note 20. “Business Segments.”

Going Concern

The Company is operating pursuant to chapter 11 of the Bankruptcy Code and continuation as a going concern is contingent upon, among other things, the Company’s ability to complete and execute a plan of reorganization. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern and contemplate the realization of assets and the satisfaction of liabilities upon execution of the plan of reorganization. For additional details regarding the Company’s reorganization under chapter 11 of the bankruptcy code and the current status of its plan of reorganization see Note 3. “Reorganization under Chapter 11 of the Bankruptcy Code.”

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Recent accounting pronouncements

In June 2009, the FASB approved the “FASB Accounting Standards Codification,” or the Codification or ASC, as the single source of authoritative nongovernmental U.S. GAAP. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The adoption of the Codification changed the Company’s references to U.S. GAAP accounting standards, but did not impact the Company’s results of operating financial position or liquidity.

In May 2009, the FASB issued ASC Topic 855, “subsequent events,” which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. ASC Topic 855 is effective for interim and annual periods ending after June 15, 2009. The Company adopted this statement effective June 30, 2009. See Note 26. “Subsequent Events” for additional information.

In April 2009, the FASB issued FSP ASC Topic 320-10-65, which extends the Disclosures about Fair Value of Financial Instruments, to interim reporting periods. The provisions of this standard are effective for interim and annual reporting periods ending after June 15, 2009. The effects of adoption were not significant. See Note 21. “Fair Value of Financial Instruments,” for additional disclosures related to the fair value of the Company’s Prepetition Credit Facility and Notes.

In August 2009, the FASB issued ASU No. 2009-05 which amends “Fair Value Measurements and Disclosures—Overall” (ASC Topic 820-10) to provide guidance on the fair value measurement of liabilities. This update requires clarification for circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1) a valuation technique that uses either the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as an asset; or 2) another valuation technique that is consistent with the principles in ASC Topic 820 such as the income and market approach to valuation. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update further clarifies that if the fair value of a liability is determined by reference to a quoted price in an active market for an identical liability, that price would be considered a Level 1 measurement in the fair value hierarchy. Similarly, if the identical liability has a quoted price when traded as an asset in an active market, it is also a Level 1 fair value measurement if no adjustments to the quoted price of the asset are required. This update is effective for the fourth quarter 2009.

In December 2008, the FASB issued “Employers’ Disclosures about Postretirement Benefit Plan Assets” (ASC Topic 715-20-65). This guidance will expand disclosure by requiring the following new disclosures: 1) how investment allocation decisions are made by management; 2) major categories of plan assets; and 3) significant concentrations of risk. Additionally, ASC 715-20-65 will require an employer to disclose information about the valuation of plan assets similar to that required in ASC Topic 820 Fair Value Measurements and Disclosures. This guidance is effective for fiscal year ending December 31, 2009. The principal impact was expanded disclosure regarding the Company’s benefit plan assets.

In March 2008, the FASB issued “Disclosures About Derivative Instruments and Hedging Activities-an Amendment of FASB Statement No. 133” (ASC Topic 815). ASC Topic 815 requires entities that utilize

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit risk related contingent features contained within derivatives. ASC Topic 815 also requires entities to disclose additional information about the amounts and locations of derivatives located within the financial statements, how the accounting provisions have been applied and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. The Company adopted this statement as of January 1, 2009.

In September 2006, the FASB issued “Fair Value Measurements” (ASC Topic 820). ASC Topic 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The Company adopted ASC Topic 820 as of January 1, 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis, for which the effective date was fiscal years beginning after November 15, 2008. See Note 21, Fair Value of Financial Instruments, for additional discussion of ASC Topic 820.

Note 3. Reorganization Under Chapter 11 of the Bankruptcy Code

Filing of Bankruptcy Cases

During 2009, the Company’s revenues were adversely affected, particularly in the first half of the year, by the sharp decline in worldwide automotive production that followed the disruption in the global financial markets that began in 2008. Faced with a highly-leveraged balance sheet with debt exceeding $1.2 billion and unfavorable market conditions, including the severe downturn in the automotive industry and the accompanying decrease in production volumes, diminishing availability of credit and the overall deterioration in the U.S. economy, the Company dedicated a substantial portion of its cash flows from operations to the payment of principal and interest on the Company’s indebtedness. Due to the adverse business impact of these factors, the Company’s ability to maintain sufficient liquidity, satisfy its financial covenant requirements under the Prepetition Credit Agreement (as defined below) and make interest and principal payments on its outstanding indebtedness became uncertain. Recognizing the need for a comprehensive solution for these financial issues, prior to seeking bankruptcy protection, the Company engaged in discussions regarding possible alternatives to filing for bankruptcy, including refinancing a portion of its indebtedness with its key creditors. However, the Company was unable to complete those negotiations prior to seeking bankruptcy protection.

On August 3, 2009, the Company and each of its direct and indirect wholly-owned U.S. subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors’ chapter 11 cases (the “Chapter 11 Cases”) are being jointly administered under Case No. 09-12743(PJW). The Debtors continue to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. On August 14, 2009, the Official Committee of Unsecured Creditors (the “Creditors’ Committee”) was appointed in the Chapter 11 Cases.

On August 4, 2009, the Company’s Canadian subsidiary, Cooper-Standard Automotive Canada Limited, a corporation incorporated under the laws of Ontario ( “CSA Canada”), commenced proceedings seeking relief from its creditors under Canada’s Companies’ Creditors Arrangement Act (the “Canadian Proceedings”) in the Ontario Superior Court of Justice in Toronto, Canada (Commercial List) (the “Canadian Court”), court file no. 09-8307-00CL. The Canadian court has granted the Canadian debtors a stay of any Canadian proceedings to

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

allow the Debtors to pursue confirmation of a plan of reorganization in the U.S. proceedings. The stay is currently in effect through May 31, 2010. The Company (and its legal counsel) believe the Canadian court will continue to issue this stay through completion of the chapter 11 proceedings. The Company’s subsidiaries and operations outside the United States and Canada are not included in the Chapter 11 Cases or the Canadian Proceedings (other than CSA Canada) and continue to operate in the ordinary course of business.

As a result of the Chapter 11 Cases, realization of assets and liquidation of liabilities are subject to uncertainty. While operating as debtors-in-possession under the protection of chapter 11 of the Bankruptcy Code, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, the Debtors may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements, and may pursue various strategic alternatives as deemed appropriate by our board of directors to serve the best interests of the Company and its stakeholders.

In general, under the priority scheme established by the Bankruptcy Code, post-petition liabilities and secured claims must be satisfied before prepetition unsecured creditors and interest holders can receive any distribution or retain any property under a chapter 11 plan of reorganization. The ultimate recovery, if any, to the holders of the Company’s 7% Senior Notes due 2012 (the “Senior Notes”) and 8 3/8% Senior Subordinated Notes due 2014 (the “Senior Subordinated Notes” and, together with the Senior Notes, the “Notes,” and the holders of the Notes, the “Noteholders”) and other interest holders will not be determined until confirmation of a chapter 11 plan or plans of reorganization. No assurance can be given as to what values, if any, will be ascribed in the Chapter 11 Cases to each of these constituencies or what types or amounts of distributions, if any, they will receive. If certain requirements of the Bankruptcy Code are met, a chapter 11 plan of reorganization can be confirmed notwithstanding its rejection by such holders and notwithstanding the fact that such holders do not receive or retain any property on account of their interests under the chapter 11 plan. Accordingly, the Company urges that the appropriate caution be exercised with respect to existing and future investments in the Company’s securities as the value and prospects are highly speculative. At this time there is no assurance we will be able to restructure as a going concern or successfully obtain confirmation of and implement a plan of reorganization.

Filing of the Original Chapter 11 Plan of Reorganization and Original Disclosure Statement

Prior to commencing the Chapter 11 Cases and since the filing of the Debtors’ petition for relief under the Bankruptcy Code, the Debtors have sought a consensual restructuring of their balance sheets so as to be able to emerge from chapter 11 with an appropriate capital structure that would enable the Debtors to remain competitive. After exploring a number of restructuring alternatives, which included discussions with the Creditors’ Committee, the lenders under the Prepetition Credit Agreement (as defined below) and certain Noteholders (the “First Backstop Parties”) came forward with proposal to backstop an equity rights offering, the proceeds of which would be used to pay the claims under the Prepetition Credit Facility in full. After further negotiations with the First Backstop Parties and the Creditors’ Committee regarding the proposal, on February 1, 2010, the Debtors filed their Joint Chapter 11 Plan of Reorganization (the “Original Plan”), an accompanying Disclosure Statement (the “Original Disclosure Statement”) and a Commitment Agreement, dated February 1, 2010 (the “Original Equity Commitment Agreement,” which the Company entered into with the First Backstop Parties). The Original Plan provided for a backstopped $245,000 equity rights offering which, when combined with proposed exit financing, would allow the Debtors to pay the claims under the Prepetition Credit Agreement in full, in cash, while distributing equity in the Company upon emergence from chapter 11 to the Noteholders, as well as rights to purchase additional equity.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Filing of Amended Chapter 11 Plan of Reorganization and Disclosure Statement

Shortly after filing the Original Plan, certain Noteholders (the “Second Backstop Parties” and, with the “First Backstop Parties”, the “New Backstop Parties”) approached the Debtors with an alternative proposal to backstop a rights offering that contained certain advantages when compared to the recovery provided for in the Original Plan. While the Debtors made significant progress negotiating a commitment agreement with the Second Backstop Parties, the Debtors had significant concerns about going forward with such alternative proposal for various reasons including, without limitation, uncertainty about receiving sufficient votes to confirm any plan of reorganization based on such alternative.

After extensive, arm’s-length negotiations between the Debtors, the Creditors’ Committee, the First Backstop Parties and the Second Backstop Parties, all parties agreed upon the terms of a revised restructuring proposal incorporated in a new Commitment Agreement, dated March 19, 2010 (the “Equity Commitment Agreement”), which terminated the Original Equity Commitment Agreement upon execution, and the Debtors filed with the Bankruptcy Court on March 20, 2010 a First Amended Joint Chapter 11 Plan of Reorganization (as amended by the Second Amended Joint Chapter 11 Plan of Reorganization, dated March 26, 2010, the “Plan of Reorganization”) and an accompanying new Disclosure Statement (as amended by the First Amended Disclosure Statement, dated March 26, 2010, the “Disclosure Statement”). The Disclosure Statement and the Equity Commitment Agreement were approved by the Bankruptcy Court on March 26, 2010. The Equity Commitment Agreement and the Plan of Reorganization provide for a backstopped equity rights offering and the purchase of new common stock and new preferred stock of the Company by the New Backstop Parties (as described below), with aggregate proceeds to the Company of $355,000 that would unimpair the claims under the Prepetition Credit Agreement and the Senior Notes and improve the recovery to the Senior Subordinated Noteholders. The Equity Commitment Agreement is subject to certain customary conditions, including, among other things, confirmation of the Plan of Reorganization. Under the Plan of Reorganization, holders of Senior Notes will receive payment in full, in cash, provided that certain of the New Backstop Parties have each agreed to forgo their right as holders of Senior Notes to receive payment in full, in cash, and in lieu thereof, have agreed to accept their pro rata share of 20.95% of the new common stock of the Company. In addition, holders of Senior Subordinated Notes will receive a distribution of 8% of the new common stock of the Company and warrants to acquire an additional 3% of the new common stock of the Company that may be exercised at a strike price of $27.33 per share, and eligible noteholders of Senior Subordinated Notes will receive rights to purchase 39.6% of the new common stock of the Company pursuant to the rights offering at a subscription price of $21.54 per share. In addition, the New Backstop Parties have agreed to purchase 11.75% of the new common stock of the Company at a price per share of $27.07 and 1,000,000 shares of new preferred stock of the Company at a price per share of $100.00 and will receive warrants to acquire an additional 7% of the new common stock of the Company that may be exercised at a strike price of $27.33 per share.

In order for the Debtors to successfully emerge from chapter 11, the Bankruptcy Court must first confirm a chapter 11 plan with respect to the Debtors that satisfies the requirements of the Bankruptcy Code. To be confirmed, a chapter 11 plan would, among other things, need to resolve the Debtors’ prepetition obligations, set forth the revised capital structure of the newly reorganized entity and provide for corporate governance subsequent to exit from bankruptcy.

In order for the Amended Plan to be confirmed by the Bankruptcy Court pursuant to section 1129(b) of the Bankruptcy Code, at least one class of impaired claims must accept the Plan of Reorganization, determined without including votes to accept the Amended Plan cast by “insiders,” as that term is defined in section 101(31) of the Bankruptcy Code. A class of claims has accepted a plan if such plan has been accepted by creditors that hold at least two-thirds in amount and more than one-half in number of the allowed claims of such class held by creditors that have accepted or rejected such plan. The New Backstop Parties (which hold a substantial majority

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

in dollar amount of the outstanding principal amount of Senior Subordinated Notes) support the Amended Plan and have agreed to vote in favor of the Amended Plan. In addition, confirmation of the Amended Plan is subject to the satisfaction of numerous conditions, including, among other things, consummation of the rights offering and entry into a new debt agreement and a new secured working capital facility.

Under the Bankruptcy Code, the exclusive period in which the Debtors may file a chapter 11 plan or plans of reorganization is 120-days from the date of the filing of the petition. The exclusive period in which the Debtors may solicit acceptances for any chapter 11 plan or plans of reorganization is 180-days from the date of the filing of the petition. The Bankruptcy Code also provides that the Bankruptcy Court may extend the 120-day plan exclusivity period up to 18 months after the petition date and the 180-day solicitation exclusivity period up to 20 months after the petition date. The Debtors’ exclusive period to file a chapter 11 plan or plans of reorganization has been extended to June 29, 2010. The Debtors’ exclusive period to solicit any plan or plans has been extended to August 30, 2010. If the Debtors’ exclusivity periods expire, other parties in interest will be allowed to file their own plans and solicit acceptances in connection therewith.

Debtor-in-Possession Financing

In connection with the commencement of the Chapter 11 Cases and the Canadian Proceedings, the Company entered into a Debtor-in-Possession Credit Agreement, dated August 5, 2009 (the “Initial DIP Credit Agreement”), among the Company, CSA U.S., and Cooper-Standard Automotive Canada Limited ( “CSA Canada”), various lenders party thereto, Deutsche Bank Trust Company Americas, as the administrative agent, Banc of America Securities LLC, General Electric Corporation and UBS Securities LLC, as co-syndication agents, Deutsche Bank Trust Company Americas, as documentation agent, Deutsche Bank Securities Inc. and General Electric Capital Corporation, as joint lead arrangers and book runners, and Banc of America Securities LLC and UBS Securities LLC, as co-arrangers. On December 2, 2009, Metzeler Automotive Profile Systems GmbH, a German limited liability company (the “German Borrower” and together with CSA U.S. and CSA Canada, the “DIP Borrowers”) became an additional borrower under the Initial DIP Credit Agreement. Under the Initial DIP Credit Agreement, the DIP Borrowers borrowed an aggregate of $175,000 principal amount of superpriority senior secured term loans in order to finance their operating, working capital and other general corporate needs (including the payment of fees and expenses in accordance with the orders of the Bankruptcy Court and the Canadian Court authorizing such borrowings).

In order to refinance the Initial DIP Credit Agreement on terms more favorable to the Company, on December 18, 2009 the Company entered into a new Debtor-in-Possession Credit Agreement (the “DIP Credit Agreement”), among Cooper-Standard Holdings Inc., the “DIP Borrowers,” various lenders party thereto, Deutsche Bank Trust Company Americas, as the administrative agent (in such capacity, the “DIP Agent”), collateral agent and documentation agent, and Deutsche Bank Securities Inc., as syndication agent, sole lead arranger and book runner.

On December 29, 2009, the Bankruptcy Court entered a final order approving the DIP Credit Agreement (and related loan documentation) and the borrowings thereunder. Funding under the DIP Credit Agreement occurred on December 30, 2009, whereby (i) $75,000 was borrowed by CSA U.S., (ii) $50,000 was borrowed by CSA Canada and (iii) $50,000 was borrowed by the German Borrower. Concurrently with such funding, liens on assets of the Company and certain of its subsidiaries were granted and guarantees by certain subsidiaries of the Company of the obligations under the DIP Credit Agreement were made. All of the proceeds of the borrowings under the DIP Credit Agreement, together with cash on hand of the DIP Borrowers, were used to repay all borrowings and amounts outstanding under the Initial DIP Credit Agreement, and to pay related fees and expenses.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

For additional information on the DIP Credit Agreement, see Note 10. “Debt” below.

Other Chapter 11 Cases Updates

On October 2, 2009, the Debtors filed their schedules of assets and liabilities (the “Schedules”) and statements of financial affairs with the Bankruptcy Court. On October 27, 2009, the Bankruptcy Court entered an order establishing December 4, 2009 as the deadline (the “General Bar Date”) for all entities, other than governmental agencies, to file proofs of claim against the Debtors stating the amounts to which the claimants contend that they are entitled, subject to the rights of the Debtors to contest both the validity and amount of the claims. The Bankruptcy Court also set February 1, 2010 as the deadline for governmental entities to file their proofs of claim (the “Governmental Bar Date” and, together with the General Bar Date, the “Bar Dates”). The Debtors will continue to evaluate all claims asserted in the Chapter 11 Cases and may file periodic motions seeking to modify, reject, liquidate or allow such claims.

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming we will continue as a going concern. This assumes a continuing of operations and the realization of assets and liabilities in the ordinary course of business. The consolidated financial statements do not include any adjustments that might result if we were forced to discontinue operations. We have had a history of net losses. Our net losses are principally attributable to insufficient revenue to cover our relatively high percentage of fixed costs, including the interest costs on our debt and our depreciation expense. We also have an accumulated stockholders’ deficit of $306,500 at December 31, 2009.

As a result of filing for chapter 11 bankruptcy, the Company adopted ASC 852, Reorganization on August 3, 2009. ASC 852, is applicable to companies in chapter 11 of the Bankruptcy Code, generally does not change the manner in which financial statements are prepared. However, among other disclosures, it does require that the financial statements for periods subsequent to the filing of the chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the statements of operations. The balance sheet must distinguish prepetition liabilities subject to compromise from both those prepetition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, reorganization items must be disclosed separately in the statement of cash flows. The Company has segregated those items as outlined above for all reporting periods subsequent to such date.

As a result of the Chapter 11 Cases, realization of assets and liquidation of liabilities are subject to uncertainty. While operating as debtors-in-possession under the protection of chapter 11 of the Bankruptcy Code, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, the Debtors may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements, and may pursue various strategic alternatives as deemed appropriate by the Company’s board of directors to serve the best interests of the Company and its stakeholders.

Liabilities Subject to Compromise

The majority of the Debtors’ prepetition debt is in default and is classified as “Liabilities Subject to Compromise” in the accompanying consolidated balance sheet at December 31, 2009.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

In addition to the Debtors prepetition debt which is in default, liabilities subject to compromise reflects the Debtors other liabilities incurred prior to the commencement of the bankruptcy proceedings. These amounts represent the Company’s estimate of known or potential prepetition claims to be resolved in connection with the bankruptcy proceedings. Such claims remain subject to future adjustments. Future adjustments may result from: (i) negotiations; (ii) actions of the Bankruptcy Court; (iii) further developments with respect to disputed claims; (iv) rejection of executory contracts and leases; (v) the determination of value of any collateral securing claims; (vi) proofs of claims; or (vii) other events. Payment terms for these claims will be established in connection with a plan of reorganization. The Debtors liabilities subject to compromise consist of the following:

December 31, 2009
Prepetition debt (including accrued interest of $27,095)	$1,138,565
Accounts payable	12,148
Pension and deferred compensation	20,680
Derivatives	18,090
Other	72,420

Debtor liabilities subject to compromise	$1,261,903

Effective August 3, 2009, the Company ceased recording interest expense on outstanding prepetition debt instruments classified as liabilities subject to compromise. An additional $28,274 of interest expense would have been recorded from August 3, 2009 to December 31, 2009 if the Company had continued to accrue interest on these instruments.

Reorganization Items

ASC Topic 852-10 requires reorganization items such as revenues, expenses such as professional fees directly related to the process of reorganizing the Debtors under chapter 11, realized gains and losses, provisions for losses, and interest income resulting from the reorganization and restructuring of the business to be separately disclosed. The Debtors’ reorganization items consist of the following:

(Income)/ Expense
For the year ended December 31, 2009
Professional fees directly related to reorganization	$17,737
Miscellaneous-other	(370)

Total reorganization items	$17,367

Note 4. Debtor-in-Possession Financial Statements

The financial statements contained within this note represent the combined financial statements for the Debtors’ and Canadian Debtor only. The Company’s non-Debtor subsidiaries are treated as non-consolidated affiliates in these financial statements and as such their net income is included as “Equity loss from non-Debtor affiliates, net of tax” in the statement of operations and their assets are included as “Investments in non-Debtor affiliates” in the balance sheet. The Debtors’ and Canadian Debtor financial statements contained herein have been prepared in accordance with the guidance in ASC Topic 852-10.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

DEBTOR-IN-POSSESSION CONDENSED COMBINED

STATEMENTS OF OPERATIONS

Year Ended December 31, 2009
Sales	$871,047
Cost of products sold	748,339

Gross profit	122,708
Selling, administration, & engineering expenses	90,827
Amortization of intangibles	11,093
Impairment charges	242,822
Restructuring	6,660

Operating loss	(228,694)
Interest expense, net of interest income	(53,101)
Equity earnings	1,650
Reorganization items, net	(17,367)
Other income	24,192

Loss before income taxes	(273,320)
Benefit for income tax expense	(26,551)
Equity loss from non-Debtor affiliates, net of tax	(109,293)

Consolidated net loss	(356,062)
Add: Net loss attributable to noncontrolling interests	—

Net loss attributable to Debtors	$(356,062)

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

DEBTOR-IN-POSSESSION CONDENSED COMBINED

BALANCE SHEET

December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$186,930
Accounts receivable, net	145,398
Inventories, net	48,017
Prepaid expenses	4,232
Receivable from non-Debtor affiliates, net	27,484
Other	66,363

Total current assets	478,424
Property, plant, and equipment, net	216,634
Goodwill	87,728
Investment in non-Debtor affiliates	279,215
Intangibles, net	1,679
Notes receivable from non-Debtor affiliates, net	260,139
Other assets	32,511

$1,356,330

LIABILITIES AND DEFICIT
Current liabilities:
Debt payable within one year	$47
Debtor-in-possession financing	125,000
Accounts payable	60,846
Payroll liabilities	26,284
Accrued liabilities	31,632

Total current liabilities	243,809
Pension benefits	71,668
Postretirement benefits other than pensions	65,831
Deferred tax liabilities	10,662
Other long-term liabilities	13,421
Liabilities subject to compromise	1,261,903

Total liabilities	1,667,294

Total deficit	(310,964)

Total liabilities and deficit	$1,356,330

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

DEBTOR-IN-POSSESSION CONDENSED COMBINED

STATEMENTS OF CASH FLOW

Year Ended December 31, 2009
Operating Activities:
Net cash used in operating activities	$(22,677)
Investing activities:
Property, plant, and equipment	(15,033)
Other	236

Net cash used in investing activities	(14,797)
Financing activities:
Proceeds from issuance of debtor-in-possession financing, net of debt issuance costs	104,720
Payments on debtor-in-possession financing	(313)
Increase (decrease) in short term debt	21,398
Principal payments on long-term debt	(9,029)
Transactions with non-Debtor subsidiaries	(22,443)
Repurchase of bonds	(737)
Other	123

Net cash provided by financing activities	93,719
Effects of exchange rate changes on cash	16,248

Changes in cash and cash equivalents	72,493
Cash and cash equivalents at beginning of period	114,437

Cash and cash equivalents at end of period	$186,930

Note 5. Acquisitions

In March of 2007, the Company completed the acquisition of the El Jarudo fuel rail manufacturing business of Automotive Components Holdings, LLC, or El Jarudo or the El Jarudo business. The business is located in Juarez, Mexico and is a producer of automotive fuel rails. This acquisition does not meet the thresholds for a significant acquisition and therefore no pro forma financial information is presented.

On August 31, 2007, the Company completed the acquisition of nine Metzeler Automotive Profile Systems sealing systems operations in Germany, Italy, Poland, Belarus, Belgium, and a joint venture interest in China, or MAPS or the MAPS businesses, from Automotive Sealing Systems S.A. The MAPS businesses were acquired for $143,063 subject to an adjustment based on the difference between targeted working capital and working capital at the closing date, which was settled in June 2008. After adjusting for working capital and direct acquisition costs, the total acquisition value under purchase accounting was $144,378.

In December of 2007, the Company completed the acquisition of the 74% joint venture interest of Automotive Sealing Systems, S.A. (ASSSA) in Metzeler Automotive Profiles India Private Limited, or MAP India. The remaining 26 percent in the joint venture is owned by Toyoda Gosei Co., Ltd. This acquisition does not meet the thresholds for a significant acquisition and therefore no pro forma financial information is presented.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Note 6. Restructuring

The Company implemented several restructuring initiatives in prior years in connection with the closure of facilities in North America, Europe and Asia. The Company initiated all of these initiatives prior to December 31, 2007 and continued to execute the closures through the end of 2009. The majority of the costs associated with the closures were incurred shortly after the original implementation. However, the Company continues to incur costs related to principally to the liquidation of the respective facilities. The following table summarizes the 2008 and 2009 activity related to these initiatives:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
Balance at January 1, 2008	$8,723	$4,752	$—	$13,475
Expense incurred	2,209	4,780	4,687	11,676
Cash payments	(8,822)	(8,792)	165	(17,449)
Utilization of reserve	—	—	(4,852)	(4,852)

Balance at December 31, 2008	$2,110	$740	$—	$2,850
Expense incurred	(517)	3,298	1,089	3,870
Cash payments	(1,593)	(3,800)	—	(5,393)
Utilization of reserve	—	—	(1,089)	(1,089)

Balance at December 31, 2009	$—	$238	$—	$238

2008 Initiatives

In July 2008, the Company implemented a restructuring action and announced the closure of two manufacturing facilities, one located in Australia and the other located in Germany. Both closures are a result of changes in market demands and volume reductions and are substantially completed as of December 31, 2009. However, the Company will continue to incur costs until the facilities are sold. The estimated total cost of this initiative is approximately $21,100. The following table summarizes the activity for this initiative during the year ended December 31, 2008 and December 31, 2009:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
Balance at January 1, 2008	$—	$—	$—	$—
Expense incurred	14,455	149	3,282	17,886
Cash payments	(995)	(149)	—	(1,144)
Utilization of reserve	—	—	(3,282)	(3,282)

Balance at December 31, 2008	$13,460	$—	$—	$13,460
Expense incurred	562	2,557	118	3,237
Cash payments	(12,579)	(2,322)	—	(14,901)
Utilization of reserve	—	—	(118)	(118)

Balance at December 31, 2009	$1,443	$235	$—	$1,678

As a result of this initiative, a pension plan curtailment gain of $800 was recognized as a reduction to restructuring expense during the fourth quarter of 2009.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

In 2008, the Company initiated the closing of a European facility and the idling of a Canadian facility. During the year ended December 31, 2009, the Company recorded other exit costs of $483 and asset impairments of $61 in connection with this initiative.

Reorganization-Product Line Operating Group Discontinuation Initiative

During 2008, the Company commenced the initial phase of a reorganization ultimately involving the discontinuation of its global product line operating divisions, formerly called the Body & Chassis Systems division (which included the body sealing and AVS product lines) and the Fluid Systems division, and the establishment of a new operating structure organized on the basis of geographic regions. The estimated cost of this initial phase is approximately $7,800. The following table summarizes the activity for this initiative during the year ended December 31, 2008 and December 31, 2009:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
Balance at January 1, 2008	$—	$—	$—	$—
Expense incurred	7,670	—	—	7,670
Cash payments	(3,741)	—	—	(3,741)
Utilization of reserve	—	—	—	—

Balance at December 31, 2008	$3,929	$—	$—	$3,929
Expense incurred	134	—	—	134
Cash payments	(3,405)	—	—	(3,405)

Balance at December 31, 2009	$658	$—	$—	$658

2009 Initiatives

In the first quarter of 2009, the Company initiated the final phase of the reorganization of its operating structure, formally discontinuing its product line operating divisions and putting into place the new operating divisions based on geographic regions. The estimated total cost of this initiative is $18,700. The following table summarizes the activity for this initiative during the year ended December 31, 2009:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
Balance at January 1, 2009	$—	$—	$—	$—
Expense incurred	18,570	86	—	18,656
Cash payments	(11,457)	(86)	—	(11,543)

Balance at December 31, 2009	$7,113	$—	$—	$7,113

As a result of this initiative a curtailment gain related to other postretirement benefits of $3,404 was recognized as a reduction to restructuring expense during the fourth quarter of 2009.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

The Company also initiated several other initiatives during 2009. These initiatives relate to the reorganization or closure of operating facilities in South America, Europe and Asia Pacific. The estimated total cost associated with these actions amount to $19,250. The following table summarizes the activity for these initiatives during the year ended December 31, 2009:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
Balance at January 1, 2009	$—	$—	$—	$—
Expense incurred	9,864	368	—	10,232
Cash payments	(5,649)	(312)	—	(5,961)
Utilization of reserve	—	—	—	—

Balance at December 31, 2009	$4,215	$56	$—	$4,271

The Company expects the reorganization of its operating structure and the other 2009 initiatives to be substantially completed by the end of 2010.

Note 7. Inventories

Inventories are comprised of the following:

	December 31, 2008	December 31, 2009
Finished goods	$35,069	$27,826
Work in process	26,520	25,616
Raw materials and supplies	55,363	58,133

Inventories, net	$116,952	$111,575

Note 8. Property, Plant, and Equipment

Property, plant, and equipment is comprised of the following:

	December 31,		Estimated Useful Lives
	2008	2009
Land and improvements	$78,548	$81,609
Buildings and improvements	229,384	240,413	15 to 40 years
Machinery and equipment	640,350	696,259	5 to 14 years
Construction in Progress	48,123	41,499

	996,405	1,059,780
Accumulated depreciation	(372,418)	(473,601)

Property, plant and equipment, net	$623,987	$586,179

During 2008 it was determined that fixed assets at two of the Company’s locations were impaired. As a result of this impairment, Property, Plant and Equipment was reduced by $6,408 during 2008.

During 2009 it was determined that fixed assets at several of the Company’s locations were impaired. As a result of this impairment, Property, Plant and Equipment was reduced by $3,825 during 2009.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Depreciation expense totaled $104,199 for 2007, $109,109 for 2008, and $98,801 for 2009, respectively.

Note 9. Goodwill and Intangibles

Goodwill

The changes in the carrying amount of goodwill by reportable operating segment for the years ended December 31, 2008 and 2009 are summarized as follows:

	North America	International	Total
Balance at January 1, 2008	$181,687	$108,901	$290,588
Adjustments to the Acquisition of El Jarudo	(379)	—	(379)
Purchase price adjustments pre-acquisition	—	(22,107)	(22,107)
Impairment charge	—	(23,141)	(23,141)

Balance at December 31, 2008	$181,308	$63,653	$244,961
Impairment charge	(93,580)	(63,653)	(157,233)

Balance at December 31, 2009	$87,728	$—	$87,728

Goodwill is not amortized but is tested annually for impairment, or when events or circumstances indicate that impairment may exist, by reporting units, which are determined in accordance with ASC Topic 350. During the second quarter of 2009, several events occurred that indicated potential impairment of the Company’s goodwill. Such events included: (a) the chapter 11 bankruptcy of both Chrysler LLC and General Motors and unplanned plant shut-downs; (b) continued product volume risk and negative product mix changes; (c) the Company’s commencement of negotiations with its Sponsors, senior secured lenders, and bondholders to recapitalize its long term debt and equity; (d) the Company’s recognition as the second quarter progressed that there was an increasing likelihood that it would breach its financial covenants under its Prepetition Credit Agreement; (e) the Company’s decision to defer its June 15, 2009 interest payment on its Notes pending the outcome of its quarterly financial results; (f) an analysis of whether the Company would meet its financial covenants for the past quarter; and (g) negotiations with its various constituencies. As a result of the combination of the above factors in the second quarter, the Company significantly reduced its projections for the remainder of the year. This significant decrease in projections resulted in the carrying value of assets at all of the Company’s reporting units being greater than the related reporting units’ fair value. As a result, the Company recorded goodwill impairment charges of $93,580 in its North America reporting unit, $39,604 in its Europe reporting unit, $22,628 in its South America reporting unit and $1,421 in its Asia Pacific reporting unit during the second quarter of 2009. As of December 31, 2009, accumulated goodwill impairment for the North America and International segments is $243,988 and $86,794, respectively.

Changes in the factors noted above, including a change in the estimated transaction value of the bankruptcy could impact the valuation of the Company’s remaining goodwill and other intangibles.

The pre-acquisition purchase price adjustments for the period ended December 31, 2008 represent adjustments related to various tax matters and were recorded in accordance with EITF Issue No. 93-7 “Uncertainties Related to Income Taxes in a Purchase Business Combination” and restructuring accrual reversals related to the FHS acquisition.

During the fourth quarter of 2008, the Company recorded an impairment charge of $23,141 in its International segment. These charges were a result of a weakening global economy, a global decline in vehicle production volumes and changes in product mix.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Other Intangible Assets

During the second quarter of 2009, the Company assessed the realization of its intangible assets in connection with revisions to the Company’s projections as a result of the negotiations associated with the bankruptcy. The Company’s undiscounted cash flows (as adjusted to reflect the current outlook) were not sufficient to support the realization of certain intangible assets. As a result the Company performed discounted cash flow analysis for each intangible asset and determined that the fair value of certain intangible assets exceeded the assets’ respective fair value. During the second quarter of 2009, the Company recorded intangible impairment charges of $148,143 in its North America segment and $54,295 of intangible impairment charges in its International segment. The following table shows the impairment by intangible asset type:

Customer contracts	$68,177
Customer relationships	131,364
Developed technology	1,558
Trademarks and tradenames	1,339

Total intangible impairment	$202,438

During the fourth quarter of 2008 the Company recorded intangible impairment charges of $3,820 in its North America segment. Based on a discounted cash flow analysis it was determined that these intangible assets exceeded their fair value and impairment charges were recorded.

The following table presents intangible assets, which are amortized on a straight line basis, and accumulated amortization balances of the Company as of December 31, 2008 and 2009, respectively:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
Customer contracts	$156,039	$(78,100)	$77,939	7 to 9 years
Customer relationships	169,105	(33,669)	135,436	15 to 20 years
Developed technology	6,421	(2,204)	4,217	5 to 12 years
Trademarks and tradenames	1,700	(306)	1,394	12 to 20 years
Other	11,358	(2,891)	8,467

Balance at December 31, 2008	$344,623	$(117,170)	$227,453

Developed technology	$3,335	$(1,479)	$1,856	5 to 12 years
Other	8,986	(293)	8,693

Balance at December 31, 2009	$12,321	$(1,772)	$10,549

Amortization expense totaled $31,850 for 2007, $30,996 for 2008, and $14,976 for 2009. Estimated amortization expense will total approximately $740 over each of the next five years.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Note 10. Debt

Outstanding debt consisted of the following at December 31, 2008 and 2009:

	December 31, 2008	December 31, 2009
Senior Notes	$200,000	$—	(a)
Senior Subordinated Notes	323,350	—	(a)
Term Loan A	25,036	—	(a)
Term Loan B	66,365	—	(a)
Term Loan C	165,805	—	(a)
Term Loan D	184,300	—	(a)
Term Loan E	88,458	—	(a)
Revolving Credit Facility	60,933
DIP Financing	—	175,000
Capital leases and other borrowings	29,848	29,263

Total debt	1,144,095	204,263
Less: Current portion of long term debt	(94,136)	(18,204)
DIP financing	—	(175,000)

Total long-term debt	$1,049,959	$11,059

(a)	Debt in default is classified as liabilities subject to compromise.

General

During the first quarter of 2008, the Company purchased and retired $7,150 of its $330,500 outstanding Senior Subordinated Notes on the open market. The purchase was accounted for as an extinguishment of debt and, accordingly, $1,696 was recognized as a gain on debt extinguishment, after writing off the related unamortized debt issuance costs. The gain is included in other income (expense) in the consolidated statement of operations.

During the second quarter of 2009, the Company purchased and retired $10,000 of its $323,350 outstanding Senior Subordinated Notes on the open market. The purchase was accounted for as an extinguishment of debt and, accordingly, $9,096 was recognized as a gain on debt extinguishment, after writing off the related unamortized debt issuance costs. The gain is included in other income (expense) in the consolidated statement of operations.

The Company had $28,067 of standby letters of credit outstanding under the Revolving Credit Facility as of December 31, 2009.

Default under the Notes and Forbearance Agreements

On June 15, 2009, the Company did not make required interest payments in an aggregate amount of approximately $20,121 due and payable under the Senior Notes and the Senior Subordinated Notes issued by CSA U.S. The Company announced that it would utilize the applicable 30-day grace period on these scheduled interest payments to allow the Company to continue discussions with its lenders and other parties in an effort to increase liquidity and improve the Company’s capital structure. The failure to make the scheduled interest payments did not constitute an event of default at such time under the indentures governing the Notes. However, the failure to make the scheduled interest payments after the expiration of the 30-day grace period did constitute

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

an event of default under the indentures. On July 15, 2009, the Company entered into (i) Senior Notes Forbearance Agreements (the “Senior Notes Forbearance Agreements”) with holders of more than 75% the aggregate principal amount of the outstanding Senior Notes and (ii) a Senior Subordinated Notes Forbearance Agreement (the “Senior Subordinated Notes Forbearance Agreement” and together with the Senior Notes Forbearance Agreements, the “Forbearance Agreements”) with holders of a majority of the aggregate principal amount of the outstanding Senior Subordinated Notes. The Forbearance Agreements provided that the noteholders party to the Forbearance Agreements would not exercise, and would not direct the applicable trustee to exercise, any remedies under the indenture agreements for a defined period of time not to exceed August 14, 2009 with respect to certain defaults resulting from the failure to make the interest payments under the Notes.

Default under the Prepetition Credit Agreement and Limited Waiver

As the event of default under the indentures governing the Notes resulted in a cross-default under the Company’s Prepetition Credit Agreement, the Company obtained a limited waiver from a majority of the lenders party thereto on July 15, 2009. Under the limited waiver, as amended and restated, certain defaults resulting from the failure to make the interest payments on the Notes as described above were waived for a defined period of time not to exceed August 14, 2009.

Bankruptcy Cases

The filing of the Chapter 11 Cases by the Debtors on August 3, 2009 constituted a default or otherwise triggered repayment obligations under substantially all prepetition debt obligations of the Debtors, and as a result, the loan commitments of the lenders under the Prepetition Credit Agreement were terminated (including the availability under the revolving credit facility, including with respect to standby letters of credit) and all principal and accrued and unpaid interest outstanding under the Prepetition Credit Agreement, the Senior Notes and the Senior Subordinated Notes accelerated and became due and payable (subject to the automatic stay under chapter 11). Under chapter 11, the filing of a bankruptcy petition automatically stays most actions against a debtor, including actions with respect to prepetition claims and litigation. Absent an order of the Bankruptcy Court, substantially all prepetition liabilities are subject to compromise under a chapter 11 plan of reorganization. As of the date of the filing of the Chapter 11 Cases, approximately $608,000 of principal and accrued and unpaid interest was outstanding under the Prepetition Credit Agreement, approximately $208,800 of principal and accrued and unpaid interest was outstanding under the Senior Notes and approximately $329,900 of principal and accrued and unpaid interest was outstanding under the Senior Subordinated Notes.

DIP Credit Agreement

On August 5, 2009, the Bankruptcy Court entered an interim order approving debtor-in-possession financing on an interim basis. Pursuant to this interim order, the Company entered into a Debtor-in-Possession Credit Agreement, dated as of August 5, 2009 (the “Initial DIP Credit Agreement”), among the Company, CSA U.S., and CSA Canada, various lenders party thereto, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, Banc of America Securities LLC, General Electric Corporation and UBS Securities LLC, as co-syndication agents, Deutsche Bank Trust Company Americas, as documentation agent, Deutsche Bank Securities Inc. and General Electric Capital Corporation, as joint lead arrangers and book runners, and Banc of America Securities LLC and UBS Securities LLC, as co-arrangers. The Company received final approval of the Initial DIP Credit Agreement from the Bankruptcy Court on September 1, 2009. The Company received approval of the Initial DIP Credit Agreement from the Canadian Court on August 6, 2009. The Initial DIP Credit Agreement was amended on August 31, 2009 and September 11, 2009. Both amendments primarily updated some post-closing non-U.S. collateral delivery requirements. In addition, on December 2, 2009, Metzeler

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Automotive Profile Systems GmbH, a German limited liability company (the “German Borrower” and together with CSA U.S. and CSA Canada, the “DIP Borrowers”), became an additional borrower under the Initial DIP Credit Agreement. Under the Initial DIP Credit Agreement, the DIP Borrowers borrowed an aggregate of $175,000 principal amount of superpriority senior secured term loans in order to finance their operating, working capital and other general corporate needs (including the payment of fees and expenses in accordance with the orders of the Bankruptcy Court and the Canadian Court authorizing such borrowings). The Initial DIP Credit Agreement also provided for an ability to incur up to an aggregate of $25,000 in uncommitted incremental debt.

In order to refinance the Initial DIP Credit Agreement on terms more favorable to the Company, on December 18, 2009 the Company entered into a Debtor-in-Possession Credit Agreement (the “DIP Credit Agreement”), among the Company, the DIP Borrowers, various lenders party thereto, Deutsche Bank Trust Company Americas, as the administrative agent (in such capacity, the “DIP Agent”), collateral agent and documentation agent, and Deutsche Bank Securities Inc., as syndication agent, sole lead arranger and book runner. Under the DIP Credit Agreement, the lenders party thereto committed to provide superpriority senior secured term loans to the DIP Borrowers in an aggregate principal amount of up to $175,000 (the “DIP Facility”), subject to certain conditions. The DIP Credit Agreement also provides for an additional uncommitted $25,000 incremental facility, for a total DIP Facility of up to $200,000 (if the incremental facility is requested and committed to by the requisite lenders).

On December 29, 2009, the Bankruptcy Court entered a final order approving the DIP Credit Agreement (and related loan documentation) and the borrowings thereunder. Funding under the DIP Credit Agreement occurred on December 30, 2009, whereby (i) $75,000 was borrowed by CSA U.S., (ii) $50,000 was borrowed by CSA Canada and (iii) $50,000 was borrowed by the German Borrower. All of the proceeds of the borrowings under the DIP Facility, together with cash on hand of the DIP Borrowers, were used to repay all borrowings and amounts outstanding under the Initial DIP Credit Agreement, and to pay related fees and expenses.

The obligations of the DIP Borrowers under the DIP Credit Agreement are guaranteed by the Company and certain of its U.S. and foreign subsidiaries, subject to limitations on guarantees by foreign entities of the obligations of the DIP Borrowers. The obligations under the DIP Credit Agreement and related guarantees are secured by liens on the assets of the Company, the DIP Borrowers and certain of the Company’s U.S. and foreign subsidiaries, subject to limitations on liens granted by foreign entities supporting certain of the obligations of the DIP Borrowers and guarantors. Liens under the DIP Credit Agreement have first priority priming status with respect to substantially all of the assets of the Company, the DIP Borrowers and their subsidiaries in the United States and Canada and are entitled to superpriority administrative expense claim status in the Chapter 11 Cases.

Loans under the DIP Credit Agreement bear interest at a rate per annum equal to (i) LIBOR (with a LIBOR floor of 2%) plus 6% or (ii) a base rate based on the higher of the federal funds overnight rate plus 0.5% and the prime lending rate (with a floor of 3%) plus 5%. Overdue principal and interest bear interest at a default rate of 2% over the applicable rate as determined under the terms of the DIP Credit Agreement. In addition, the DIP Credit Agreement obligates the DIP Borrowers to pay an agency fee and an extension fee to the DIP Agent.

Loans under the DIP Credit Agreement will amortize at a rate of 1% per annum, payable in quarterly installments. The outstanding principal amount of the loans under the DIP Credit Agreement, plus accrued and unpaid interest thereon, will be due and payable in full at maturity, which is the earliest of: (i) August 4, 2010, (ii) the first date on which both a plan of reorganization for each of the Company and its U.S. subsidiaries, which is confirmed by the Bankruptcy Court, and a plan of compromise or arrangement of CSA Canada, which is confirmed by the Canadian Court, in each case providing for the repayment of the obligations under the DIP Credit Agreement, become effective, and (iii) the acceleration of the DIP Facility or termination of the

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

commitments thereunder, including, without limitation, as a result of the occurrence of an event of default. With the consent of the requisite lenders and payment of an extension fee equal to 1% of the outstanding loans and commitments, the DIP Borrowers may at their option extend the maturity date by 90 days if no default exists or would result therefrom. Loans under the DIP Credit Agreement may be prepaid by the DIP Borrowers at any time in whole or in part without premium or penalty (except for customary breakage costs).

The DIP Credit Agreement includes affirmative and negative covenants that will impose substantial restrictions on the financial and business operations of the Company and its subsidiaries, including their ability to incur and secure debt, make investments, sell assets, pay dividends or make acquisitions. The DIP Credit Agreement also contains certain financial covenants including (i) the achievement of a minimum amount of consolidated EBITDA, (ii) the maintenance of a minimum amount of liquidity and (iii) limitations on the amount of capital expenditures. The DIP Credit Agreement also contains various events of default that are customary for debtor-in-possession financings of this type.

Amendments to the Prepetition Credit Agreement

The Company, CSA U.S., CSA Canada and Cooper-Standard Automotive International Holdings B.V., a corporation organized under the laws of the Netherlands (the “Dutch Borrower” and together with CSA U.S, and CSA Canada, the “Prepetition Borrowers”), entered into the Fifth Amendment and Consent to Credit Agreement, dated July 14, 2009 (the “Fifth Amendment to the Prepetition Credit Agreement”), with the lenders party thereto and the Prepetition Agent (as defined below), providing for the amendment of the Company’s existing Credit Agreement, dated as of December 23, 2004 (as amended from time to time, the “Prepetition Credit Agreement”), to permit, (i) the incurrence of the loans and guarantees and the granting of liens on the assets of the Company and its subsidiaries, pursuant to the Initial DIP Credit Agreement and (ii) the Prepetition Credit Agreement administrative agent’s entering into intercreditor agreements and/or amendments to the security and pledge agreements that secure the obligations under the Prepetition Credit Agreement to provide that any liens incurred pursuant to the Initial DIP Credit Agreement will have priority over the liens under the Prepetition Credit Agreement. The Prepetition Credit Agreement was amended on December 16, 2009 in connection with the refinancing of the Initial DIP Credit Agreement in the same manner as provided by the Fifth Amendment to the Prepetition Credit Agreement except in respect of the DIP Credit Agreement. In addition, the Prepetition Credit Agreement was amended on August 18, 2009 to amend and define certain rights and allocations among the lenders party thereto.

Other borrowings at December 31, 2008 and 2009 reflect borrowings under capital leases and local bank lines, including $11,809 and $15,075 of short-term notes payable, respectively, classified in debt payable within one year on the consolidated balance sheet.

The maturities of debt at December 31, 2009 are as follows:

2010	$196,140
2011	3,270
2012	2,979
2013	637
2014	358
Thereafter	879

$204,263

Interest paid on third party debt was $91,764, $95,419 and $57,851 for 2007, 2008, and 2009, respectively.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Note 11. Pensions

The Company maintains defined benefit pension plans covering substantially all employees located in the United States. Benefits generally are based on compensation, length of service and age for salaried employees and on length of service for hourly employees. The Company’s policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements. The Company also sponsors defined benefit pension plans for employees in some of its international locations.

The Company also sponsors defined contribution pension plans for certain salaried and hourly U.S. employees of the Company. Participation is voluntary. The Company matches contributions of participants, up to various limits based on its profitability, in substantially all plans. Matching contributions under these plans totaled $3,872 in 2007, $2,549 in 2008 and $602 in 2009.

The following tables disclose information related to the Company’s defined benefit pension plans.

	2008		2009
	U.S.	Non- U.S.	U.S.	Non- U.S.
Change in projected benefit obligation:
Projected benefit obligations at beginning of period	$255,959	$142,742	$251,791	$113,484
Measurement change service and interest cost	6,393	1,046	—	—
Service cost—employer	10,131	3,439	2,826	2,292
Participant contributions	—	35	—	—
Interest cost	15,516	7,634	15,146	7,146
Actuarial (gain) loss	3,965	(18,968)	18,509	9,071
Amendments	66	—	(227)	—
Benefits paid	(19,767)	(9,384)	(17,294)	(11,721)
Foreign currency exchange rate effect	—	(14,144)	—	7,763
Curtailment/Settlements	(20,472)	(305)	—	361
Acquisitions of MAPS & El Jarudo	—	410	—	—
Other	—	979	—	(5)

Projected benefit obligations at end of period	$251,791	$113,484	$270,751	$128,391

Change in plans’ assets:
Fair value of plans’ assets at beginning of period	$225,006	$62,318	$162,645	$41,122
Actual return on plans’ assets	(59,701)	(10,552)	31,414	6,203
Employer contributions	17,107	9,340	9,801	8,826
Participant contributions	—	35	—	—
Benefits paid	(19,767)	(9,384)	(17,294)	(11,721)
Foreign currency exchange rate effect	—	(11,208)	—	6,320
Other	—	573	—	(4)

Fair value of plans’ assets at end of period	$162,645	$41,122	$186,566	$50,746

Funded status of the plans	$(89,146)	$(72,362)	$(84,185)	$(77,645)

Amounts recognized in the balance sheets:
Accrued liabilities (current)	$(210)	$(4,897)	$(12,847)	$(4,418)
Pension benefits (long term)	(88,936)	(72,689)	(71,338)	(77,598)
Other assets	—	5,224	—	4,371

Net amount recognized at December 31	$(89,146)	$(72,362)	$(84,185)	$(77,645)

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Included in cumulative other comprehensive loss at December 31, 2009 are the following amounts that have not yet been recognized in net periodic benefit cost: unrecognized prior service costs of $ 1,742 ($1,720 net of taxes), unrecognized actuarial losses of $68,570 ($67,539 net of tax) and net transition obligation of $239 ($169 net of tax).

The amounts included in cumulative other comprehensive loss and expected to be recognized in net periodic benefit cost during the fiscal year-ended December 31, 2010 are $186, $3,495 and $16, respectively.

The accumulated benefit obligation for all domestic and international defined benefit pension plans was $249,478 and $108,251 at December 31, 2008 and $268,911 and $123,131 at December 31, 2009, respectively. As of December 31, 2008, the fair value of plan assets for two of the Company’s defined benefit plans exceeded the projected benefit obligation of $27,588 by $5,224. As of December 31, 2009, the fair value of plan assets for two of the Company’s defined benefit plans exceeded the projected benefit obligation of $45,920 by $4,371.

During 2008, the Company froze the defined benefits for the US Salaried Plan which resulted in a curtailment gain that reduced the projected benefit obligation for 2008.

Weighted average assumptions used to determine benefit obligations at December 31:

	2008		2009
	U.S.	Non- U.S.	U.S.	Non- U.S.
Discount rate	6.18%	6.35%	5.79%	5.66%
Rate of compensation increase	3.25%	3.22%	3.25%	3.46%

The following table provides the components of net pension expense for the plans:

	2007		2008		2009
	U.S.	Non- U.S.	U.S.	Non- U.S.	U.S.	Non- U.S.
Service cost	$12,030	$5,500	$10,131	$3,439	$2,826	2,292
Interest cost	14,390	5,778	15,516	7,634	15,146	7,146
Expected return on plan assets	(16,940)	(3,712)	(18,151)	(4,144)	(13,118)	(2,988)
Amortization of prior service cost, recognized actuarial loss and transition obligation	240	503	191	453	3,840	201
Curtailment gain/settlement	—	(5,231)	—	—	(159)	(261)
Other	—	—	140	(56)	—	—

Net periodic benefit cost	$9,720	$2,838	$7,827	$7,326	$8,535	$6,390

A curtailment gain of ($779) for the year ended December 31, 2009 included in the table above for one of the Company’s international locations was recorded as a reduction to restructuring expense.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31 were:

	2007		2008		2009
	U.S.	Non- U.S.	U.S.	Non- U.S.	U.S.	Non- U.S.
Discount rate	5.75%	4.90%	6.25%	5.53%	6.18%	6.02%
Expected return on plan assets	8.50%	8.00%	8.00%	6.92%	8.00%	7.11%
Rate of compensation increase	3.25%	3.44%	3.25%	3.14%	3.25%	3.34%

To develop the expected return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

The weighted average asset allocations for the Company’s pension plans at December 31, 2008 and 2009 by asset category are approximately as follows:

	2008		2009
	U.S.	Non- U.S.	U.S.	Non- U.S.
Equity securities	37%	45%	41%	53%
Debt securities	28%	54%	23%	47%
Real Estate	5%	0%	3%	0%
Balanced funds(1)	29%	0%	31%	0%
Cash and cash equivalents	1%	1%	2%	0%

	100%	100%	100%	100%

(1)	Invested primarily in equity, fixed income and cash instruments.

Equity security investments are structured to achieve an equal balance between growth and value stocks. The Company determines the annual rate of return on pension assets by first analyzing the composition of its asset portfolio. Historical rates of return are applied to the portfolio. This computed rate of return is reviewed by the Company’s investment advisors and actuaries. Industry comparables and other outside guidance is also considered in the annual selection of the expected rates of return on pension assets.

Plan Assets

Investments in equity securities and debt securities are valued at fair value using a market approach and observable inputs, such as quoted market prices in active markets (Level 1 input based on the GAAP fair value hierarchy). Investments in Balanced Funds are valued at fair value using a market approach and inputs that are directly or indirectly observable (Level 2 input based on the GAAP fair value hierarchy). Investments in Real Estate funds are valued at fair value based on appraisals for each investment fund. The appraisals are considered an unobservable input (Level 3 input based on the GAAP fair value hierarchy). The Company’s plan assets include investments in real estate funds of $6,003 as of December 31, 2009. For the year ended December 31, 2009, changes in the fair value of these plan assets were due to unrealized losses of $2,745. For further information on the GAAP fair value hierarchy, see Note 21. “Fair Value of Financial Instruments.”

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

The Company estimates its benefit payments for its domestic and foreign pension plans during the next ten years to be as follows:

	U.S.	Non- U.S.	Total
2010	$20,799	$7,614	$28,413
2011	14,930	7,424	22,354
2012	15,465	7,313	22,778
2013	15,828	8,400	24,228
2014	16,151	8,285	24,436
2015-2019	88,588	45,048	133,636

The Company estimates it will make cash contributions of approximately $14,800 to its pension plans in 2010.

Note 12. Postretirement Benefits Other Than Pensions

The Company provides certain retiree health care and life insurance benefits covering substantially all U.S. salaried and certain hourly employees and employees in Canada. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Independent actuaries determine postretirement benefit costs for each applicable subsidiary of the Company. The Company’s policy is to fund the cost of these postretirement benefits as these benefits become payable.

The following tables disclose information related to the Company’s postretirement benefit plans.

	2008		2009
	U.S.	Non- U.S.	U.S.	Non- U.S.
Change in benefit obligation:
Benefit obligations at beginning of year	$66,787	$14,084	$58,905	$9,569
Measurement change service and interest cost	1,293	354	—	—
Service cost	1,471	654	1,307	446
Interest cost	3,751	760	3,493	796
Actuarial loss (gain)	(5,516)	(3,463)	(2,228)	749
Benefits paid	(2,610)	(475)	(2,073)	(486)
Curtailment gain	—	—	(2,433)	(748)
Plan change	(6,271)	—	(94)	—
Other	—	—	159	338
Foreign currency exchange rate effect	—	(2,345)	—	1,664

Benefit obligation at end of year	$58,905	$9,569	$57,036	$12,328

Funded status of the plans	$(58,905)	$(9,569)	$(57,036)	$(12,328)

Net amount recognized at December 31	$(58,905)	$(9,569)	$(57,036)	$(12,328)

Included in cumulative other comprehensive loss at December 31, 2009 are the following amounts that have not yet been recognized in net periodic benefit cost: unrecognized prior service credits of $ 11,071 ($11,319 net of tax) and unrecognized actuarial gains of $26,316 ($25,889 net of tax). The amounts included in cumulative other comprehensive loss and expected to be recognized in net periodic benefit cost during the fiscal year-ended December 31, 2010 are ($1,822) and ($1,527), respectively.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

During 2008 plan changes were made to four of the plans. These changes resulted in a decrease of $6,271 in projected benefit obligation at December 31, 2008.

The following table provides the components of net periodic expense for the plans:

	2007	2008	2009
Service cost	$2,509	$2,125	$1,753
Interest cost	4,901	4,511	4,289
Amortization of prior service credit and recognized actuarial gain	(908)	(2,895)	(3,290)
Curtailment gain	—	—	(3,404)
Other	—	—	160

Net periodic benefit cost	$6,502	$3,741	$(492)

The curtailment gain for the year ended December 31, 2009 in the table above was recorded as a reduction to restructuring expense.

The weighted average assumed discount rate used to determine domestic benefit obligations was 6.10% and 5.80% at December 31, 2008 and 2009, respectively. The weighted-average assumed discount rate used to determine domestic net periodic expense was 5.75%, 6.25%, and 6.10% for 2007, 2008, and 2009, respectively.

The weighted average assumed discount rate used to determine international benefit obligations was 7.50% and 6.80% at December 31, 2008 and 2009, respectively. The weighted-average assumed discount rate used to determine domestic net periodic expense was 5.25%, 5.50%, and 7.50% for 2007, 2008, and 2009, respectively.

At December 31, 2009, the weighted average assumed annual rate of increase in the cost of health care benefits (health care cost trend rate) was 8.82% for 2010 for the U.S. and 9.0% for Non-U.S. with both grading down over time to 5.0% in 2018. A one-percentage point change in the assumed health care cost trend rate would have had the following effects:

	Increase	Decrease
Effect on service and interest cost components	$301	$(241)
Effect on projected benefit obligations	2,609	(2,152)

The Company estimates its benefit payments for its postretirement benefit plans during the next ten years to be as follows:

	U.S.	Non- U.S.	Total
2010	$3,072	$546	$3,618
2011	3,257	551	3,808
2012	3,391	561	3,952
2013	3,520	584	4,104
2014	3,643	589	4,232
2015 - 2019	20,537	3,194	23,731

Other post retirement benefits recorded in our consolidated balance sheets include $11,725 and $10,429 as of December 31, 2008 and 2009, respectively, for termination indemnity plans for two of our European locations.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Note 13. Income Taxes

Components of the Company’s income (loss) before income taxes and adjustment for non-controlling interests are as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Domestic	$(182,579)	$(124,515)	$(285,177)
Foreign	65,119	31,290	(126,697)

	$(117,460)	$(93,225)	$(411,874)

The Company’s provision (benefit) for income taxes consists of the following:

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Current
Federal	$5,047	$2,293	$(7,267)
State	212	701	417
Foreign	28,983	12,256	(12,039)
Deferred
Federal	—	—	—
State	(954)	—	—
Foreign	(342)	14,045	(36,797)

	$32,946	$29,295	$(55,686)

The following schedule reconciles the United States statutory federal rate to the income tax provision:

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Tax at U.S. statutory rate	$(41,111)	$(32,629)	$(144,156)
State and local taxes	(4,732)	(1,359)	(5,999)
Tax credits	(9,675)	(6,995)	(11,433)
Goodwill Impairment	50,024	8,099	50,712
Worthless security deduction	(23,947)	—	—
Liquidation of foreign subsidiary	—	17,703	—
US-Canada APA Settlement	—	—	7,132
Effect of tax rate changes	4,891	(1,304)	(260)
Foreign withholding taxes	5,176	2,529	861
Effect of foreign tax rates	(4,130)	(6,828)	(1,141)
Valuation allowance	51,788	45,154	39,898
Other, net	4,662	4,925	8,700

Income tax provision (benefit)	$32,946	$29,295	$(55,686)

Effective income tax rate	(28.0)%	(31.4)%	13.5%

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Payment for income taxes net of refunds in 2007, 2008, and 2009 was $20,622, $25,797 and ($1,006) respectively. These amounts do not include any payments or refunds of income taxes related to the US-Canada Advanced Pricing Agreement settlement.

Deferred tax assets and liabilities reflect the estimated tax effect of accumulated temporary differences between the basis of assets and liabilities for tax and financial reporting purposes, as well as net operating losses, tax credit and other carryforwards. Significant components of the Company’s deferred tax assets and liabilities at December 31 are as follows:

	2008	2009
Deferred tax assets:
Postretirement and other benefits	$73,339	$68,398
Capitalized expenditures	12,765	10,892
Net operating loss and tax credit carryforwards	179,923	193,817
All other items	38,741	36,518

Total deferred tax assets	304,768	309,625
Deferred tax liabilities:
Property, plant and equipment	(39,071)	(38,990)
Intangibles	(77,098)	—
All other items	(2,497)	(12,129)

Total deferred tax liabilities	(118,666)	(51,119)
Valuation allowances	(175,215)	(210,650)

Net deferred tax assets (liabilities)	$10,887	$47,856

The net deferred taxes in the consolidated balance sheet are as follows:

	2008	2009
Current Assets	$9,078	$7,239
Non-Current Assets	32,508	58,555
Current Liabilities	(2,434)	(10,063)
Non-Current Liabilities	(28,265)	(7,875)

	$10,887	$47,856

At December 31, 2009, the U.S. has operating loss carryforwards of $83,400 with expiration dates beginning in 2027. The Company’s foreign subsidiaries, primarily in France, Brazil, Germany, UK and Australia, have operating loss carryforwards aggregating $124,500 with indefinite expiration periods while Spain has an operating loss carryforward of $14,700 with expiration dates beginning in 2010. Other foreign subsidiaries in China, India, Mexico, Italy, the Netherlands, Belgium, Czech Republic and Korea have operating losses aggregating $64,900, with expiration dates beginning in 2013. The Company’s Polish subsidiaries have special economic zone credits totaling $26,200. The Company’s Czech Republic subsidiary has an income tax incentive totaling $5,800. The U.S. foreign tax credit and research tax credit carryforwards are $36,400 and $16,700 respectively, with expiration dates beginning in 2015 and 2023. The Company and its domestic subsidiaries have anticipated tax benefits of state net operating losses and credit carryforwards of $22,000 with expiration dates beginning in 2010.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

During 2009, due to our recent operating performance in the United States and current industry conditions, we continued to assess, based upon all available evidence, that it was more likely than not that we would not realize our U.S. deferred tax assets. During 2009, our U.S. valuation allowance increased by $33,100, primarily related to operating losses incurred in the United States during 2009, offset by reductions in tax attributes resulting from the settlement of the U.S. and Canadian Advanced Pricing Agreement. Going forward, the need to maintain valuation allowances against deferred tax assets in the U.S. and other affected countries will cause variability in the Company’s effective tax rate. The Company will maintain a full valuation allowance against our deferred tax assets in the U.S. and applicable foreign countries until sufficient positive evidence exists to eliminate them. Effective January 1, 2009, with the adoption of ASC Topic 805 the benefit of the reversal of the valuation allowances on pre-acquisition contingencies will be included as a component of income tax expense.

Deferred income taxes have not been provided on approximately $300,000 of undistributed earnings of foreign subsidiaries as such amounts are considered permanently reinvested. It is not practical to estimate any additional income taxes and applicable withholding taxes that would be payable on remittance of such undistributed earnings.

Under the terms of the Stock Purchase Agreement with Cooper Tire, the Company is indemnified against substantially all contingent income tax liabilities related to periods prior to the 2004 Acquisition. During March 2008 the Company became aware of a potentially favorable settlement of the pending bi-lateral Advance Pricing Arrangement (“APA”) negotiations between the United States (US) and Canada relating to the periods 2000—2007. Agreement between the two governments will impact transfer pricing matters between the Company and its wholly owned Canadian subsidiary. In March 2009, the US and Canadian governments signed Mutual Agreement Letters agreeing to the terms of the bi-lateral APA. On June 23, 2009, the final Canadian bi-lateral Advance Pricing Agreement with the Company was completed and signed. The settlement of the bi-lateral APA results in income tax refunds to Cooper-Standard Automotive Canada for the years 2000—2007 of up to $88,000 Canadian dollars. Under the terms of the Stock Purchase Agreement with Cooper Tire and Rubber Company (“CTR”) dated September 16, 2004, CTR has a claim against the Company for the amount of tax refunds received by Cooper-Standard Automotive Canada relating to the years 2000—2004. Refunds received from the Canadian government will be based on the preparation of amended tax returns for the years 2000—2007. The settlement of the APA should also result in a corresponding increase to the US taxable income of CSA for the years 2005—2007, but is not expected to result in any significant cash payment as the increased U.S. tax liability will be largely offset by existing tax credit carryforwards. On July 27, 2009, Cooper Standard Automotive Canada received approximately CAD $80,000 which represented the federal portion of the expected refunds plus interest as a result of settlement of the Canadian APA.

The Company, CSA U.S. and CSA Canada (collectively, the “Defendants”) were named as defendants in an adversary proceeding (Case No. 09-52014 (PJW)) initiated by Cooper Tire & Rubber Company and Cooper Tire Rubber & Company UK Limited (together, “CTR”) in the Bankruptcy Court on August 19, 2009 (the “CTR Adversary Proceeding”). CTR’s complaint had sought a declaratory judgment that CTR was entitled to a portion of the CAD$80,000 tax refund received by CSA Canada from the Canadian government on July 27, 2009 and a portion of all future refunds received by CSA Canada, in each case relating to the period prior to the Company’s 2004 Acquisition. CTR also sought imposition of a resulting trust or, in the alternative, a constructive trust in favor of CTR and turnover of the portion of the Canadian income tax refunds attributable to the years 2000 through 2004. On September 29, 2009, the Canadian Court issued an order lifting the stay in the Canadian Proceedings to allow CTR to commence proceedings against CSA Canada in the Chapter 11 Cases and ordering all income tax refunds received by CSA Canada after September 29, 2009 be segregated immediately upon receipt and not disbursed, encumbered or otherwise dealt with in any way until further order of the Canadian Court. On October 5, 2009, CTR filed an amended complaint in the adversary proceeding against the Company,

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

CSA U.S. and CSA Canada. It is the Company’s belief that CTR’s right to tax refunds for pre-acquisition periods is that of a general unsecured creditor and is subject to the general rules and processes of the Chapter 11 Cases. In connection with the CTR Adversary Proceedings, the Defendants, CTR and the Creditors’ Committee entered into an Agreement Concerning Terms and Conditions of a Compromise and Settlement, dated March 17, 2010 (the “CTR Settlement Agreement”). Under the terms of the CTR Settlement Agreement, which is subject to Bankruptcy Court approval CTR agreed to dismiss its complaint in the Bankruptcy Court with prejudice and claim no further entitlement to the tax refunds. The Defendants agreed to, among other things, (i) pay CTR approximately $17,600 in cash and (ii) to obtain a release of CTR’s obligations in connection with a guarantee of one of the Company’s leases or, alternatively, provide a letter of credit in favor of CTR, in the initial amount of $7,000 (but declining by $1,000 per year for seven years) to reimburse CTR for any amounts that it is required to pay the Company’s landlord on account of such guarantee. The Defendants and CTR have also granted general mutual releases to each other with respect to claims and liabilities under the purchase agreement governing the 2004 Acquisition and other claims and liabilities, subject to certain exceptions relating to certain continuing indemnification obligations. As noted above, the effectiveness of the CTR Settlement Agreement is subject to Bankruptcy Court approval, and the Bankruptcy Court has scheduled a hearing on April 15, 2010 to consider the settlement.

At December 31, 2009, the Company has $3,218 ($3,654 including interest and penalties) of total unrecognized tax benefits. Of this total, $1,236 represents the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate. The total unrecognized tax benefits differ from the amount which would effect the effective tax rate due to the impact of valuation allowances and the impact of Cooper Tire indemnifying substantially all income tax liabilities resulting from periods prior to the 2004 Acquisition.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Balance as of January 1	$4,021	$3,930	$4,728
Tax Positions related to the current period
Gross Additions	568	411	255
Gross Reductions	—	—	—
Tax Positions related to prior years
Gross Additions	167	1,127	—
Gross Reductions	—	(244)	(1,086)
Settlements	(362)	(32)	(59)
Lapses on Statutes of Limitations	(464)	(464)	(620)

Balance as of December 31	$3,930	$4,728	$3,218

The Company, or one of its subsidiaries, files income tax returns in the United States and other foreign jurisdictions. Under the terms of the Stock Purchase Agreement with Cooper Tire, the Company is indemnified against substantially all income tax liabilities related to periods prior to the 2004 Acquisition. Subsequently, in the United States, all Internal Revenue Service examinations prior to the 2004 Acquisition are the responsibility of Cooper Tire; therefore the Company is not subject to U.S. federal, state, or local tax examinations for years ending December 23, 2004 and prior. The Internal Revenue Service (IRS) completed an examination of the Company’s U.S. income tax returns for 2005 and 2006 during 2009. The only material adjustments were those related to the US and Canada Advanced Pricing Agreement. It is anticipated that an examination of the Company’s U.S. income tax returns for 2007 and 2008 will begin during Q1 of 2010. The Company’s foreign

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

subsidiaries are legally required to comply with the statute of limitations in each jurisdiction; however the Company is indemnified against substantially all income tax liabilities that may result from periods prior to the 2004 Acquisition. The Company’s major foreign jurisdictions are Brazil, Canada, France, Germany, Italy, Mexico and Poland. The Company is no longer subject to income tax examinations in major foreign jurisdictions for years prior to 2002.

The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.

The Company classifies all tax related interest and penalties as income tax expense. At December 31, 2009, the Company has recorded $436 in liabilities for tax related interest and penalties on its Consolidated Balance Sheet.

Note 14. Lease Commitments

The Company rents certain manufacturing facilities and equipment under long-term leases expiring at various dates. Rental expense for operating leases was $22,303, $23,331, and $21,570 for 2007, 2008, and 2009.

Future minimum payments for all non-cancelable operating leases are as follows:

2010	$14,546
2011	12,097
2012	9,715
2013	8,527
2014	6,713
Thereafter	19,981

Note 15. Accumulated Other Comprehensive Income (Loss)

Cumulative other comprehensive income (loss) in the accompanying balance sheets consists of:

	2007	2008	2009
Cumulative currency translation adjustment	$57,505	$(1,424)	$24,474
Benefit plan liability	23,977	(28,540)	(33,159)
Tax effect	916	(181)	939

Net	24,893	(28,721)	(32,220)
Fair value change of derivatives	(16,748)	(32,685)	(22,742)
Tax effect	3,338	3,294	(549)

Net	(13,410)	(29,391)	(23,291)

	$68,988	$(59,536)	$(31,037)

The adoption of ASC Topic 810 resulted in the reclassification of amounts previously attributable to minority interest (now referred to as noncontrolling interest) to a separate component of stockholders’ equity on the accompanying consolidated balance sheets. Additionally, net income attributable to noncontrolling interests is shown separately from net income in the consolidated statement of operations. This reclassification has no effect on our previously reported results of operations.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Note 16. Contingent Liabilities

Employment Contracts

The Company has employment arrangements with certain key executives that provide for continuity of management. These arrangements include payments of multiples of annual salary, certain incentives, and continuation of benefits upon the occurrence of specified events in a manner that is believed to be consistent with comparable companies.

Unconditional Purchase Orders

Noncancellable purchase order commitments for capital expenditures made in the ordinary course of business were $12,593 and $19,252 at December 31, 2008 and 2009, respectively.

Legal and Other Claims

The Company is periodically involved in claims, litigation, and various legal matters that arise in the ordinary course of business. In addition, the Company conducts and monitors environmental investigations and remedial actions at certain locations. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably with respect to the Company. A reserve estimate is established for each matter and updated as additional information becomes available. Based on the information currently known to us, we do not believe that the ultimate resolution of any of these matters will have a material adverse effect on our financial condition, results of operations, or cash flows.

Note 17. Other Income (Expense), net

The components of Other Income (Expense) for the years 2007, 2008, and 2009 are as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Foreign currency gains (losses)	$(454)	$(845)	$4,455
Gain on debt repurchase	—	1,696	9,096
Loss on disposal of fixed assets	(14)	—	—
Interest rate swaps	—	—	(2,414)
Loss on sale of receivables	—	(2,219)	(1,218)

Other income (expense)	$(468)	$(1,368)	$9,919

Prior year amounts related to noncontrolling interest (minority interest) historically reflected as a component of other income (expense) have been reclassified to conform to current year presentation as required by ASC Topic 810. The adoption of ASC Topic 810 resulted in the reclassification of amounts being reported as minority interest, totaling $587 and ($1,069), for the years ended December 31, 2007 and 2008, respectively, being shown separately from net income (loss) in the accompanying consolidated statement of operations.

Note 18. Related Party Transactions

Sales to NISCO, a 50% owned joint venture, totaled $30,941, $26,658, and $21,705, in 2007, 2008, and 2009, respectively. In 2008, the Company received from NISCO a dividend of $5,000 all of which was related to earnings.

Purchases of materials from Guyoung Technology Co. Ltd, a 20% owned joint venture, totaled $5,041, $1,313 and $4,204 in 2007, 2008 and 2009, respectively.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

In connection with the MAPS acquisition, the Company received $15,000 of capital contributions from each of its two Sponsors and their respective affiliates in 2007. The Company also paid $625 of transaction advisory fees to each of its two Sponsors in 2007.

Note 19. Capital Stock and Stock Options

In 2004, the Company was formed and was capitalized in conjunction with the 2004 Acquisition via the sale of 3,180,000 shares of common stock for $318,000 to affiliates of The Cypress Group L.L.C. and GS Capital Partners 2000, L.P., whom we refer to as our “Sponsors”. Pursuant to subscription agreements entered into as of August 27, 2007, the Company issued a total of 250,000 additional shares of common stock to its Sponsors for $30,000 which was invested by the Sponsors in connection with the financing of the Company’s August 2007 acquisition of certain Metzeler Automotive Profile Systems sealing operations. Following the 2004 Acquisition and through December 31, 2007, five members of the board of directors and certain members of senior management purchased $4,910 of common stock. The Company repurchased $300 of common stock during 2005 from one such member of senior management whose employment with the Company terminated in 2005 and another $450 of common stock during 2007 from another such member of senior management whose employment with the Company terminated in 2006 and another $540 of common stock during 2008 from another such member of senior management whose employment with the Company terminated in 2007.

Effective as of the closing of the 2004 Acquisition, the Company established the 2004 Cooper-Standard Holdings Inc. Stock Incentive Plan, which permits the granting of nonqualified and incentive stock options, stock appreciation rights, restricted stock, and other stock-based awards to employees and directors. As of December 31, 2008 and 2009, the Company had 423,615 shares of common stock reserved for issuance under the plan, including outstanding options granted to certain employees and directors to purchase 192,615 and 168,017 shares of common stock, respectively, at a price of $100 per share, which was determined by the Company to be fair market value. In addition, there are also outstanding options granted to certain employees and directors to purchase 27,000 shares of common stock at a price of $120 per share. These options have a ten-year life. Of the options outstanding as of December 31, 2008 and 2009, options covering 165,239 and 140,641 shares of common stock, respectively, were granted upon the closing of the 2004 Acquisition or in the first year thereafter. During 2009, options covering 24,598 of these shares were forfeited. These options were issued prior to the effective date of ASC Topic 718 and therefore are accounted for in accordance with APB No. 25 and no stock compensation is required to be recognized. Of the 140,641 options outstanding at December 31, 2009, 108,326 are vested with a weighted average remaining contractual term of 5 years. A summary of option transactions for the years ended 2007, and 2008 for options that were granted after the effective date of ASC Topic 718 is shown below:

	2007		2008		2009
	Options	Wtd. Avg. Ex. Price	Options	Wtd. Avg. Ex. Price	Options	Wtd. Avg. Ex. Price
Outstanding at Beginning of Year	4,025	$100.00	29,487	$100.00	54,376	$109.93
Granted	25,462	$100.00	27,000	$120.00	—	$—
Cancelled	—	$—	(655)	$100.00	—	$—
Forfeited	—	$—	(1,456)	$100.00	—	$—

Outstanding at End of Year	29,487	$100.00	54,376	$109.93	54,376	$109.93

Exercisable at End of Year	4,264	$100.00	24,566	$108.01	38,960	$110.10
Weighted Average Fair Value of Options Granted	$46.02		$42.39		$—
Weighted Average Remaining Contractual Life (years):
Outstanding at End of Year	9.2		8.7		7.7
Exercisable at End of Year	9.2		8.6		7.8

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Stock compensation expense totaling $561, $635 and $699 has been recognized in 2007, 2008, and 2009, respectively for these options.

One-half of the options granted to employees in the initial one-year period following the 2004 Acquisition vest on a time basis, 20% per year over five years; the remaining one-half vest on a performance basis at a rate of between 0% and 20% per year, depending on the extent to which established performance targets are attained, with 85% attainment of performance targets being the threshold for any vesting. Performance-based options granted during this period are subject to certain acceleration provisions and, regardless of the achievement of performance targets in any year, may vest in full in the event of a transaction in which the Company’s Sponsors realize an internal rate of return of at least 20% on their investment in the Company, or may vest in full 8 years following the date of grant if the compensation committee determines that certain accounting treatment would be required in the absence of such vesting. The same principles apply in the case of options granted after this initial period but before 2008, except that only the last three years of the five-year period applicable to options granted in the initial period are taken into account, and vesting occurs in increments of 33% rather than 20%. With respect to options granted in 2008, two-thirds of the options vest on a time basis at a rate of 50% per year over two years and the remaining one-third were eligible for vesting based on the performance of the Company in 2008. Options granted to employees covering 131,403 and 140,685 shares were vested as of December 31, 2008 and 2009, respectively. All of the options granted to directors vest on a time basis, 20% per year over five years in the case of options granted before 2008, and 50% per year over two years in the case of options granted in 2008. Options granted to directors covering an aggregate of 3,700 and 6,600 shares were vested as of December 31, 2008 and 2009, respectively.

The Company uses expected volatility of similar entities to develop the expected volatility. The expected option life was calculated using the simplified method. The risk free rate is based on U.S. Treasury zero-coupon issues with a term equal to the expected option life, on the date the stock options were granted. Fair value for the shares that are accounted for under ASC Topic 718 was estimated at the date of the grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2007	2008
Expected volatility	40.00%	34.00%
Dividend yield	0.00%	0.00%
Expected option life	6.0 years	5.5 years
Risk-free rate	4.50%	2.40% - 2.65%

No options were granted during 2009.

The Company also maintains a nonqualified Deferred Compensation Plan which allows eligible executives and directors to defer base pay, bonus payments and long-term incentive pay and have it allocated on a pre-tax basis to various investment alternatives and ultimately distributed to the executive at a designated time in the future. In December 2006, a new plan feature referred to as the “Management Stock Purchase Plan” was established which provides participants the opportunity to “purchase” Company stock units with income deferred under the deferred compensation plan at a price based on the fair value of Company common stock determined on a semi-annual basis by the compensation committee of the Company’s board of directors. Purchased stock units are matched by the Company at year-end on a one-for-one basis, subject to plan provisions which allow for an annual cap on the aggregate number of matching stock units, which the compensation committee may apply in its discretion. On December 31, 2009, approximately 37,417 Company stock units at $50 per unit were outstanding under this plan, subject to certain adjustments based on net actual incentive payments. Approximately 18,658 of these stock units are matching stock units that generally vest ratably over a three year period. As of

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

December 31, 2009, approximately 11,646 units were vested. In accordance with ASC Topic 718, for units granted to retirement eligible employees, compensation expense must be recognized immediately, since employees meeting eligibility for retirement would be immediately vested in this plan upon leaving employment. Compensation expense related to Company stock units equaled $988, $629, and $662, in 2007, 2008, and 2009, respectively.

Note 20. Business Segments

During 2007, the Company began managing its operations through three business segments: Body & Chassis Systems, Fluid Systems, and Asia Pacific. The Body & Chassis segment consisted mainly of body sealing products and components that protect vehicle interiors from weather, dust, and noise intrusion as well as systems and components that control and isolate noise vibration in a vehicle to improve ride and handling. The Fluid segment consisted primarily of subsystems and components that direct, control, measure, and transport fluids and vapors throughout a vehicle. The Asia Pacific segment consisted of both Body & Chassis and Fluid operations in that region with the exception of the Company’s interest in a joint venture in China which was acquired as part of the MAPS acquisition, and the MAP India joint venture. These joint ventures were included in the Body & Chassis segment which was in line with the internal management structure. The Company continued to report its operating results in three business segments for all of 2008 and the first quarter of 2009.

On March 26, 2009, the Company announced the implementation of a plan involving the discontinuation of its global Body & Chassis and Fluid Systems operating divisions and the establishment of a new operating structure organized on the basis of geographic regions. Under the plan, the Company’s operating structure as well as reporting segments, has changed, and the Company revised its segment disclosures beginning with the second quarter of 2009 from the three previously used reportable segments to two reportable segments, North America and International (comprising all of the Company’s operations outside of North America). Prior periods have been revised to conform to the current period presentation. The Company recognized a charge of $7,800 and $18,656 in 2008 and 2009, related to this realignment. See Note 6. “Restructuring” for discussions on the restructuring. Due to this segment revision, the Company has also revised the previously reported amounts in Note 9, “Goodwill and Intangibles,” to conform to the new segment presentation.

ASC Topic 280, “Segment Reporting,” establishes the standards for reporting information about operating segments in financial statements. In applying the criteria set forth in ASC 280, the Company has determined that it operates in two segments.

The accounting policies of the Company’s business segments are consistent with those described in Note 2. The Company evaluates segment performance based on segment profit before tax. The results of each segment include certain allocations for general, administrative, interest, and other shared costs. However, certain shared costs are not allocated to the segments and are included below in Eliminations and other. Intersegment sales are conducted at market prices. Segment assets are calculated based on a moving average over several quarters and exclude corporate assets, goodwill, intangible assets, deferred taxes, and certain other assets.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

The following table details information on the Company’s business segments:

	For the Year Ended December 31,
	2007	2008	2009
Sales to external customers
North America	$1,526,458	$1,244,423	$910,306
International	984,695	1,350,154	1,034,953

Consolidated	$2,511,153	$2,594,577	$1,945,259

Intersegment sales
North America	$5,528	$3,687	$4,377
International	12,363	11,585	5,467
Eliminations and other	(17,891)	(15,272)	(9,844)

Consolidated	$—	$—	$—

Segment profit
North America	$(86,723)	$(36,662)	$(246,015)
International	(30,737)	(56,563)	(165,859)

Income before income taxes	$(117,460)	$(93,225)	$(411,874)

Depreciation and amortization expense
North America	$85,617	$77,135	$60,192
International	46,788	59,199	49,240
Eliminations and other	3,644	3,771	4,345

Consolidated	$136,049	$140,105	$113,777

Capital expenditures
North America	$45,738	$27,565	$14,194
International	58,263	54,783	30,076
Eliminations and other	3,254	9,777	1,843

Consolidated	$107,255	$92,125	$46,113

Segment assets
North America		$938,946	$694,442
International		791,531	877,971
Eliminations and other		87,774	164,994

Consolidated		$1,818,251	$1,737,407

Net interest expense (income) included in segment profit for North America totaled $40,430, $45,831 and $31,013 for the years ended December 31, 2007, 2008 and 2009, respectively. International totaled $49,147, $47,063 and $33,320 for the years ended December 31, 2007, 2008 and 2009, respectively.

Restructuring costs included in segment profit for North America totaled $9,360, $13,356 and $8,624 for the years ended December 31, 2007, 2008 and 2009, respectively. International restructuring costs totaled $17,026, $24,944 and $23,787 for the years ended December 31, 2007, 2008 and 2009, respectively.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Geographic information for revenues, based on country of origin, and long-lived assets is as follows:

	2007	2008	2009
Revenues
United States	$857,051	$668,500	$516,411
Canada	380,793	304,652	175,670
Mexico	288,614	271,271	218,225
Germany	324,305	440,393	277,859
Other	660,390	909,761	757,094

Consolidated	$2,511,153	$2,594,577	$1,945,259

Tangible long-lived assets
United States		$167,287	$138,098
Canada		50,773	48,450
Mexico		55,295	54,363
Germany		108,608	102,796
Other		242,024	242,472

Consolidated		$623,987	$586,179

Sales to customers of the Company which contributed ten percent or more of its total consolidated Sales and the related percentage of consolidated Company sales for 2007, 2008, and 2009 are as follows:

Customer	2007 Percentage of Combined Sales	2008 Percentage of Combined Sales	2009 Percentage of Combined Sales
Ford	27%	25%	31%
General Motors	20%	16%	14%

Note 21. Fair Value of Financial Instruments

Fair values of the Senior Notes and the Senior Subordinated Notes approximated $146,900 and $256,106 at December 31, 2008 and December 31, 2009 based on quoted market prices, compared to the recorded values totaling $523,350 and $505,300, respectively. Fair values of the Term Loans approximated $247,600 and $512,828 at December 31, 2008 and December 31, 2009, based on quoted market prices, compared to the recorded values totaling $530,000 and $520,637, respectively. The fair value of the DIP financing approximated $177,188 at December 31, 2009, based on quoted market prices, compared to the recorded value totaling $175,000 at December 31, 2009.

The Company uses derivative financial instruments, including forwards and swap contracts to manage its exposures to fluctuations in foreign exchange, interest rates and commodity prices. For a fair value hedge both the effective and ineffective, if significant, portions are recorded in earnings and reflected in the consolidated statement of operations. For a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in accumulated other comprehensive income (loss) in the consolidated balance sheet. The ineffective portion, if significant, is recorded in other income or expense. When the underlying hedged transaction is realized or the hedged transaction is no longer probable, the gain or loss included in accumulated other comprehensive income (loss) is recorded in earnings and reflected in the consolidated statement of operations on the same line as the gain or loss on the hedged item attributable to the hedged risk.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

The Company formally documents its hedge relationships, including the identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the cash flow hedges. The Company also formally assesses whether a cash flow hedge is highly effective in offsetting changes in the cash flows of the hedged item. Derivatives are recorded at fair value in other current assets and other current liabilities.

Derivative Instruments and Hedging Activities

The failure to make the scheduled interest payments on the Senior Notes and Senior Subordinated Notes and the expiration of the applicable 30-day period on July 16, 2009 constituted a “cross-default” under the Company’s ISDA Agreements in the names of Cooper-Standard Automotive, Inc., Cooper-Standard Automotive Canada, Limited and Cooper-Standard Automotive International Holdings B.V., with its various senior lenders as counterparties. As a result, the counterparties to certain outstanding derivative contracts under these ISDA Agreements elected to exercise their option of early termination under such contracts. Certain interest rate, foreign exchange and commodity swap derivatives that were designated under ASC 815 as cash flow hedges were terminated for the purposes of ASC 815 as a result of the failure to make the interest payment and in anticipation of the termination events. The value of these terminated derivatives, totaling $18,090, is classified as liabilities subject to compromise. The amounts in accumulated other comprehensive income at termination were frozen and will be recognized at the time the Company emerges from bankruptcy to the statement of operations over the remaining life of the underlying exposures.

Cash Flow Hedges

Forward foreign exchange contracts—The Company enters into forward contracts to hedge currency risk of the U.S. Dollar against the Euro. The forward contracts are used to mitigate the potential volatility to earnings and cash flow arising from changes in currency exchange rates that impact the Company’s foreign currency transactions. The gain or loss on the forward contracts is reported as a component of other comprehensive income (loss) (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For the year ended December 31, 2009, $(30) was reclassified from AOCI into cost of products sold.

For the forward contracts terminated as cash flow hedges for the year ended December 31, 2009, $4,838 was reclassified from AOCI into cost of products sold.

Interest rate swaps—The Company has an interest rate swap contract to manage cash flow fluctuations of variable rate debt due to changes in market interest rates. This contract which fixes the interest payment of a certain variable rate debt instrument is accounted for as a cash flow hedge. As of December 31, 2009, the USD notional amount of this contract was $9,508. At December 31, 2009, the fair value before taxes of the Company’s interest rate swap contract was $(406) and is recorded in accrued liabilities and other long-term liabilities in the Company’s consolidated balance sheet with the offset reflected in accumulated other comprehensive income (loss) (AOCI), net of deferred taxes. For the year ended December 31, 2009, $146 was reclassified from AOCI into interest expense. The amount to be reclassified in the next twelve months is expected to be approximately $(204).

For interest rate swaps terminated as cash flow hedges, $(22,912) is recognized in OCI as of December 31, 2009. For the year ended December 31, 2009, $6,807 was reclassified from AOCI into interest expense and for the year ended December 31, 2009, $2,414 was reclassified from AOCI to other expense (income).

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Commodity price hedges—The Company has exposure to the prices of commodities in the procurement of certain raw materials. The primary purpose of the Company’s commodity price hedging activities is to manage the volatility associated with these forecasted purchases. The Company primarily utilized forward contracts with maturities of less than 24 months, which were accounted for as cash flow hedges. These instruments were intended to offset the effect of changes in commodity prices on forecasted inventory purchases. As of December 31, 2009, these forward contracts have been terminated as cash flow hedges. For the year ended December 31, 2009, $3,774 was reclassified from AOCI to cost of products sold.

Fair Value Measurements

ASC clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets;

Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Estimates of the fair value of foreign currency and commodity derivative instruments are determined using exchange traded prices and rates. The Company also considers the risk of non-performance in the estimation of fair value, and includes an adjustment for non-performance risk in the measure of fair value of derivative instruments. In certain instances where market data is not available, the Company uses management judgment to develop assumptions that are used to determine fair value.

Fair value measurements and the fair value hierarchy level for the Company’s liabilities measured or disclosed at fair value on a recurring basis as of December 31, 2009, are shown below:

Contract	Asset (Liability)	Level 1	Level 2	Level 3
Interest rate swap	$(406)	$—	$—	$(406)

Total	$(406)	$—	$—	$(406)

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

A reconciliation of changes in assets and liabilities related to derivative instruments measured at fair value using the market and income approach adjusted for our and our counterparty’s credit risks for the year ended December 31, 2009, is shown below:

Net Derivative Liabilities
Beginning Balance as of January 1, 2009	$22,370
Total (gains) or losses (realized or unrealized) included in earnings (or changes in net liabilities)	18,306
Included in other comprehensive income	(7,310)
Purchases, issuances, and settlements	(14,870)
Terminated hedges	(18,090)

Ending Balance as of December 31, 2009	$406

The amount of total (gains) or losses for the period included in earnings (or changes in net liabilities) attributable to the change in unrealized (gains) or losses relating to assets still held at the reporting date	$—

(Gains) and losses (realized and unrealized) included in earnings (or changes in net liabilities) for the period (above) are reported in cost of products sold and other income (expense):
Total (gains) or losses included in earnings (or changes in net liabilities) for the period (above)	$18,306
Change in unrealized (gains) or losses relating to assets still held at the reporting date	—

Items measured at fair value on a non-recurring basis

In addition to items that are measured at fair value on a recurring basis, the Company measures certain assets and liabilities at fair value on a non-recurring basis, which are not included in the table above. As these non-recurring fair value measurements are generally determined using unobservable inputs, these fair value measurements are classified within Level 3 of the fair value hierarchy. For further information on assets and liabilities measured at fair value on a non-recurring basis, see Note 2. “Summary of Significant Accounting Policies,” Note 6. “Restructuring,” Note 8. “Property, Plant and Equipment” and Note 9. “Goodwill and Intangibles.”

Note 22. Selected Quarterly Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008
Sales	$756,021	$765,639	$599,656	$473,261
Gross profit	119,119	117,989	62,484	34,922
Consolidated net income (loss)	15,705	11,403	(32,808)	(116,820)
Net income (loss) attributable to Cooper-Standard Holdings Inc.	15,672	11,587	(32,595)	(116,115)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009
Sales	$401,768	$448,046	$517,842	$577,603
Gross profit	37,832	55,287	82,067	91,120
Consolidated net income (loss)	(55,277)	(349,344)	10,666	37,767
Net income (loss) attributable to Cooper-Standard Holdings Inc.	(54,966)	(349,340)	10,847	37,397

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

Note 23. Sale Leaseback Transaction

During the year ended December 31, 2007, the Company sold a manufacturing facility to an independent third party. Gross proceeds from this sale were $4,806. Concurrent with this sale, the Company entered into an agreement to lease the facility back from the purchaser over a lease term of 10 years. This lease is accounted for as an operating lease. A gain of $723 was deferred and is being amortized over the lease term.

During the year ended December 31, 2008, the Company sold a manufacturing facility to an independent third party and simultaneously agreed to lease the facility from that party for a period of 15 years. Gross proceeds from this sale were $8,556. The transaction is structured as an operating lease.

Note 24. Guarantor and Non-Guarantor Subsidiaries

In connection with the December 2004 acquisition by the Company of the automotive segment of Cooper Tire & Rubber Company, Cooper-Standard Automotive Inc. (for purpose of this Note 24, the “Issuer”), a wholly-owned subsidiary, issued the Senior Notes and Senior Subordinated Notes with a total principal amount of $550,000. Cooper-Standard Holdings Inc. (the “Parent”) and all wholly-owned domestic subsidiaries of the Issuer (the “Guarantors”) unconditionally guarantee the notes. The following consolidated financial data provides information regarding the financial position, results of operations and cash flows of the Guarantors. Separate financial statements of the Guarantors are not presented because management has determined that those would not be material to the holders of the notes. The Guarantors account for their investments in the non-guarantor subsidiaries on the equity method. The principal elimination entries are to eliminate the investments in subsidiaries and intercompany balances and transactions.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
Sales	$—	$456.8	$713.9	$1,464.3	$(123.8)	$2,511.2
Cost of products sold	—	411.9	571.8	1,254.2	(123.8)	2,114.1
Selling, administration, & engineering expenses	—	103.0	51.8	67.3	—	222.1
Amortization of intangibles	—	21.5	2.8	7.6	—	31.9
Impairment charges	—	143.0	3.4	—	—	146.4
Restructuring	—	6.3	1.1	19.0	—	26.4

Operating profit (loss)	—	(228.9)	83.0	116.2	—	(29.7)
Interest expense, net of interest income	—	(76.2)	—	(13.3)	—	(89.5)
Equity earnings	—	(0.3)	2.3	0.2	—	2.2
Other income (expense)	—	41.5	0.2	(42.2)	—	(0.5)

Income (loss) before income taxes	—	(263.9)	85.5	60.9	—	(117.5)
Provision for income tax expense (benefit)	—	20.3	(15.3)	27.9	—	32.9

Income (loss) before equity in income (loss) of subsidiaries	—	(284.2)	100.8	33.0	—	(150.4)
Equity in net income (loss) of subsidiaries	(150.4)	133.8	—	—	16.6	—

Consolidated net income (loss)	(150.4)	(150.4)	100.8	33.0	16.6	(150.4)
Less: Net (income) loss attributable to noncontrolling interest	—	—	—	(0.6)	—	(0.6)

Net Income (loss) attributable to Cooper-Standard Holdings Inc.	$(150.4)	$(150.4)	$100.8	$32.4	$16.6	$(151.0)

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
Sales	$—	$381.0	$553.7	$1,759.1	$(99.2)	$2,594.6
Cost of products sold	—	347.7	465.4	1,546.2	(99.2)	2,260.1
Selling, administration, & engineering expenses	—	87.8	40.7	103.2	—	231.7
Amortization of intangibles	—	20.5	2.3	8.2	—	31.0
Impairment charges	—	24.7	2.3	6.4	—	33.4
Restructuring	—	5.4	4.2	28.7	—	38.3

Operating profit (loss)	—	(105.1)	38.8	66.4	—	0.1
Interest expense, net of interest income	—	(77.8)	—	(15.1)	—	(92.9)
Equity earnings	—	(4.4)	3.4	1.9	—	0.9
Other income (expense)	—	27.2	(0.9)	(27.7)	—	(1.4)

Income (loss) before income taxes	—	(160.1)	41.3	25.5	—	(93.3)
Provision for income tax expense (benefit)	—	4.1	(1.1)	26.3	—	29.3

Income (loss) before equity in income (loss) of subsidiaries	—	(164.2)	42.4	(0.8)	—	(122.6)
Equity in net income (loss) of subsidiaries	(122.6)	41.6	—	—	81.0	—

Consolidated net income (loss)	(122.6)	(122.6)	42.4	(0.8)	81.0	(122.6)
Less: Net (income) loss attributable to noncontrolling interest	—	—	—	1.1	—	1.1

Net Income (loss) attributable to Cooper-Standard Holdings Inc.	$(122.6)	$(122.6)	$42.4	$0.3	$81.0	$(121.5)

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
Sales	$—	$333.9	$404.6	$1,286.1	$(79.3)	$1,945.3
Cost of products sold	—	288.1	326.9	1,143.3	(79.3)	1,679.0
Selling, administration, & engineering expenses	—	77.4	30.4	91.7	—	199.5
Amortization of intangibles	—	10.2	0.9	3.9	—	15.0
Impairment charges	—	240.7	31.6	91.2	—	363.5
Restructuring	—	4.3	1.0	27.1	—	32.4

Operating profit (loss)	—	(286.8)	13.8	(71.1)	—	(344.1)
Interest expense, net of interest income	—	(51.8)	—	(12.5)	—	(64.3)
Equity earnings	—	0.1	1.5	2.4	—	4.0
Reorganization items, net	—	(17.4)	—	—	—	(17.4)
Other income (expense), net	—	23.4	(1.4)	(12.1)	—	9.9

Income (loss) before income taxes	—	(332.5)	13.9	(93.3)	—	(411.9)
Provision for income tax expense (benefit)	—	65.0	(2.7)	(118.0)	—	(55.7)

Income (loss) before equity in income (loss) of subsidiaries	—	(397.5)	16.6	24.7	—	(356.2)
Equity in net income (loss) of subsidiaries	(356.2)	41.3	—	—	314.9	—

Consolidated net income (loss)	(356.2)	(356.2)	16.6	24.7	314.9	(356.2)
Less: Net (income) loss attributable to noncontrolling interest	—	—	—	0.1	—	0.1

Net Income (loss) attributable to Cooper-Standard Holdings Inc.	$(356.2)	$(356.2)	$16.6	$24.8	$314.9	$(356.1)

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING BALANCE SHEET

December 31, 2008

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$—	$40.0	$—	$71.5	$—	$111.5
Accounts receivable, net	—	49.2	63.0	221.5	—	333.7
Inventories	—	17.1	21.2	78.7	—	117.0
Prepaid Expenses	—	(1.1)	0.6	19.7	—	19.2
Other	—	27.8	2.7	11.7	—	42.2

Total current assets	—	133.0	87.5	403.1	—	623.6
Investments in affiliates and intercompany accounts, net	15.2	315.4	599.5	161.4	(1,058.1)	33.4
Property, plant, and equipment, net	—	70.3	118.5	435.2	—	624.0
Goodwill	—	194.1	17.3	33.6	—	245.0
Other assets	—	149.4	17.1	125.8	—	292.3

	$15.2	$862.2	$839.9	$1,159.1	$(1,058.1)	$1,818.3

LIABILITIES & EQUITY (DEFICIT)
Current liabilities:
Debt payable within one year	$—	$43.5	$—	$50.6	$—	$94.1
Accounts payable	—	36.4	25.0	131.6	—	193.0
Accrued liabilities	—	65.6	6.7	92.3	—	164.6

Total current liabilities	—	145.5	31.7	274.5	—	451.7
Long-term debt	—	957.5	—	92.5	—	1,050.0
Other long-term liabilities	—	165.0	6.7	125.2	—	296.9

	—	1,268.0	38.4	492.2	—	1,798.6
Total Cooper-Standard Holdings Inc. equity (deficit)	15.2	(405.8)	801.5	662.4	(1,058.1)	15.2
Noncontrolling interest	—	—	—	4.5	—	4.5

Total equity (deficit)	15.2	(405.8)	801.5	666.9	(1,058.1)	19.7

Total liabilities and equity (deficit)	$15.2	$862.2	$839.9	$1,159.1	$(1,058.1)	$1,818.3

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING BALANCE SHEET

December 31, 2009

	Parent		Issuer	Guarantors		Non-Guarantors	Eliminations		Consolidated Totals
	(dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents		$—	$91.5		$0.7	$288.1		$—	$380.3
Accounts receivable, net		—	54.3		61.0	240.2		—	355.5
Inventories		—	16.4		22.9	72.3		—	111.6
Prepaid Expenses		—	3.4		0.4	18.4		—	22.2
Other		—	42.8		0.5	33.1		—	76.4

Total current assets		—	208.4		85.5	652.1		—	946.0
Investments in affiliates and intercompany accounts, net		(311.0)	580.2		660.4	(197.6)		(696.0)	36.0
Property, plant, and equipment, net		—	65.5		94.1	426.6		—	586.2
Goodwill		—	87.7		—	—		—	87.7
Other assets		—	11.2		3.7	66.6		—	81.5

		$(311.0)	$953.0		$843.7	$947.7		$(696.0)	$1,737.4

LIABILITIES & EQUITY (DEFICIT)
Current liabilities:
Debt payable within one year	$		$75.0	$		$118.2	$		$193.2
Accounts payable		—	37.4		14.2	114.7		—	166.3
Accrued liabilities		—	41.4		5.9	111.3		—	158.6

Total current liabilities		—	153.8		20.1	344.2		—	518.1
Liabilities subject to compromise		69.1	1,077.9		2.8	112.1		—	1,261.9
Long-term debt		—	—		—	11.1		—	11.1
Other long-term liabilities		—	141.3		6.4	105.1		—	252.8

		69.1	1,373.0		29.3	572.5		—	2,043.9
Total Cooper-Standard Holdings Inc. equity (deficit)		(380.1)	(420.0)		814.4	370.7		(696.0)	(311.0)
Noncontrolling interest		—	—		—	4.5		—	4.5

Total equity (deficit)		(380.1)	(420.0)		814.4	375.2		(696.0)	(306.5)

Total liabilities and equity (deficit)		$(311.0)	$953.0		$843.7	$947.7		$(696.0)	$1,737.4

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$—	$(56.4)	$28.2	$213.6	$—	$185.4
INVESTING ACTIVITIES
Property, plant, and equipment	—	(12.6)	(18.6)	(76.1)	—	(107.3)
Acquisition of businesses, net of cash acquired	—	—	(10.0)	(148.7)	—	(158.7)
Gross proceeds from sale-leaseback transaction	—	—	—	4.8	—	4.8
Other	—	0.1	—	1.1	—	1.2

Net cash used in investing activities	—	(12.5)	(28.6)	(218.9)	—	(260.0)
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	—	60.0	—	—	—	60.0
Increase/(decrease) in short term debt	—	1.4	—	4.8	—	6.2
Principal payments on long-term debt	—	(2.7)	—	(34.9)	—	(37.6)
Debt issuance costs	—	(2.9)	—	(0.2)	—	(3.1)
Equity Contributions	—	30.0	—	—	—	30.0
Other	—	(0.5)	—	—	—	(0.5)

Net cash provided by (used in) financing activities	—	85.3	—	(30.3)	—	55.0
Effects of exchange rate changes on cash	—	4.3	—	(0.1)	—	4.2
Changes in cash and cash equivalents	—	20.7	(0.4)	(35.7)	—	(15.4)
Cash and cash equivalents at beginning of period	—	21.9	0.4	34.0	—	56.3
Cash and cash equivalents at end of period	$—	$42.6	$—	$(1.7)	$—	40.9

Depreciation and amortization	$—	$40.8	30.8	$64.4	$—	$136.0

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$0.5	$(24.0)	$12.2	$147.8	$—	$136.5
INVESTING ACTIVITIES
Property, plant, and equipment	—	(9.1)	(12.5)	(70.6)	—	(92.2)
Gross proceeds from sale-leaseback transaction	—	—	—	8.6	—	8.6
Other	—	4.1	0.3	5.3	—	9.7

Net cash used in investing activities	—	(5.0)	(12.2)	(56.7)	—	(73.9)
FINANCING ACTIVITIES
Increase/(decrease) in short term debt	—	35.8	—	1.2	—	37.0
Principal payments on long-term debt	—	(2.9)	—	(13.6)	—	(16.5)
Repurchase of bonds	—	(5.3)	—	—	—	(5.3)
Other	(0.5)	(0.5)	—	(0.1)	—	(1.1)

Net cash provided by (used in) financing activities	(0.5)	27.1	—	(12.5)	—	14.1
Effects of exchange rate changes on cash	—	(0.7)	—	(5.4)	—	(6.1)
Changes in cash and cash equivalents	—	(2.6)	—	73.2	—	70.6
Cash and cash equivalents at beginning of period	—	42.6	—	(1.7)	—	40.9

Cash and cash equivalents at end of period	$—	$40.0	$—	$71.5	$—	$111.5

Depreciation and amortization	$—	$37.7	$24.8	$77.6	$—	$140.1

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$—	$(32.3)	$9.1	$153.1	$—	$129.9
INVESTING ACTIVITIES
Property, plant, and equipment	—	(4.3)	(7.0)	(34.8)	—	(46.1)
Fixed asset proceeds	—	—	0.2	0.4	—	0.6

Net cash used in investing activities	—	(4.3)	(6.8)	(34.4)	—	(45.5)
FINANCING ACTIVITIES
Increase/(decrease) in short term debt	—	81.7	—	96.5	—	178.2
Principal payments on long-term debt	—	(2.3)	—	(9.3)	—	(11.6)
Repurchase of bonds	—	(0.7)	—	—	—	(0.7)
Other	—	10.5	(1.7)	(8.6)	—	0.2

Net cash provided by (used in) financing activities	—	89.2	(1.7)	78.6	—	166.1
Effects of exchange rate changes on cash	—	(1.1)	0.1	19.3	—	18.3
Changes in cash and cash equivalents	—	51.5	0.7	216.6	—	268.8
Cash and cash equivalents at beginning of period	—	40.0	—	71.5	—	111.5

Cash and cash equivalents at end of period	$—	$91.5	$0.7	$288.1	$—	$380.3

Depreciation and amortization	$—	$26.8	$22.3	$64.7	$—	$113.8

Note 25. Accounts Receivable Factoring

As a part of its working capital management, the Company sells certain receivables through third party financial institutions without recourse. The amount sold varies each month based on the amount of underlying receivables and cash flow needs of the Company.

At December 31, 2008 and 2009, the Company had $43,544 and $ 39,703, respectively of receivables outstanding under receivable transfer agreements entered into by various locations. The Company incurred a loss on the sale of receivables for the year ended December 31, 2008 and 2009 of $2,219 and $950, respectively; this amount is recorded in other income (expense) in the consolidated statements of operations. The Company continues to service the receivables for one of the locations. These are permitted transactions under the Company’s credit agreement. The Company is also pursuing similar arrangements in various locations.

COOPER-STANDARD HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands except per share amounts)

In addition, during the second quarter of 2009, the Company elected to participate in the Auto Supplier Support Program sponsored by the U.S. Treasury Department. The Auto Supplier Support Program is designed to provide eligible suppliers with access to government-backed protection on those Chrysler LLC (“Chrysler”) and General Motors Corporation (“GM”) U.S. dollar receivables that are accepted into the program. In applying for the program, the Company selected the program option that provides government-backed protection on collection of the receivables and expedited payment terms, for which a charge of 3% of the accepted receivables is applicable. The Company has been designated by both Chrysler and GM as an eligible supplier. During the year ended December 31, 2009, the Company received payments of $8,936 and incurred charges of $268 which is recorded in other income (expense) in the consolidated statements of operations.

In addition, the Company has been advised that Export Development Canada (“EDC”) has made available to the Company’s Canadian subsidiary insurance coverage on certain GM and Chrysler receivables. EDC’s program is designed to guarantee a substantial portion of a Canadian supplier’s eligible receivables under the program. The Canadian subsidiary will be charged 6% per annum of the amount made available to it under the program.

Note 26. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 31, 2010, the date the financial statements were issued.

On March 17, 2010 Cooper-Standard Holdings Inc., CSA U.S., and CSA Canada and CTR entered into the CTR Settlement Agreement. See Note 13. “Income Taxes” for a discussion of the settlement agreement reached between the Company, Cooper-Standard Automotive Inc. and the Canadian Debtor and CTR on March 17, 2010 in respect of tax refunds received by Cooper-Standard Automotive Canada relating to the years 2000 through 2004.

On February 1, 2010, the Debtors filed the Original Plan and the Original Disclosure Statement with the Bankruptcy Court. On March 26, 2010, the Debtors filed the Plan of Reorganization and the Disclosure Statement with the Bankruptcy Court. See Note 3. “Reorganization under Chapter 11 of the Bankruptcy Code” for a discussion of the current status of the Chapter 11 Cases and Canadian Proceedings.

During the first quarter of 2010, the Company decided to prepay a portion of the borrowing under the DIP agreement. On January 29, 2010, MAPS Germany, the Additional Borrower under the DIP Agreement, prepaid $25,000 of its portion of the borrowing and on March 26, 2010, the Canadian Borrower, prepaid $25,000.

See Item 1. “Business—Bankruptcy Cases” for a discussion of the current status of the Chapter 11 Cases and Canadian Proceedings.

SCHEDULE II

Valuation and Qualifying Accounts

(dollars in millions)

Description	Balance at beginning of period	Acquisition(a)	Charged to Expenses	Charged (credited) to other accounts(b)	Deductions	Balance at end of period
Allowance for doubtful accounts deducted from accounts receivable
Year ended December 31, 2007	$10.1	0.9	0.1	0.8	(1.7)	$10.2
Year ended December 31, 2008	$10.2	—	(1.4)	(2.1)	(2.7)	$4.0
Year ended December 31, 2009	$4.0	—	0.9	2.5	(1.6)	$5.8
Inventory reserve account deducted from inventories
Year ended December 31, 2007	$10.5	2.1	7.6	0.9	(7.1)	$14.0
Year ended December 31, 2008	$14.0	—	5.9	(1.6)	(4.1)	$14.2
Year ended December 31, 2009	$14.2	—	10.9	1.1	(9.0)	$17.2

(a)	2007 relates to MAPS acquisition.
(b)	Primarily foreign currency translation.

	Balance at beginning of period	Additions		Deductions(a)	Balance at end of period
Description		Charged to Income	Charged to Equity
Tax valuation allowance
Year ended December 31, 2007	$80.8	56.4	(3.3)	(5.1)	$128.8
Year ended December 31, 2008	$128.8	45.2	21.4	(20.2)	$175.2
Year ended December 31, 2009	$175.2	39.9	(4.5)	—	$210.6

(a)	Net reduction in tax valuation allowance is a result of the reversal of valuation allowances set up through purchase accounting and reversed through goodwill as a result of utilization of tax loss carry forwards and other cumulative book/tax difference.

COOPER-STANDARD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Dollar amounts in thousands, except per share data)

		Predecessor	Successor
		Three Months Ended September 30, 2009	Three Months Ended September 30, 2010
Sales		$517,842	$585,650
Cost of products sold		435,775	483,559

Gross profit		82,067	102,091
Selling, administration & engineering expenses		52,658	68,584
Amortization of intangibles		194	3,842
Restructuring		4,378	818

Operating profit		24,837	28,847
Interest expense, net of interest income		(11,914)	(10,664)
Equity earnings		1,228	1,815
Reorganization items, net		(5,642)	—
Other income, net		5,930	5,454

Income before income taxes		14,439	25,452
Provision for income tax expense		3,773	4,443

Consolidated net income		10,666	21,009
Add: Net (income) loss attributed to noncontrolling interests		181	(176)

Net income attributable to Cooper-Standard Holdings Inc.		$10,847	$20,833

Net income available to Cooper-Standard Holdings Inc. common stockholders		N/A	$15,116

Basic net income per share attributable to Cooper-Standard Holdings Inc.		N/A	$0.86

Diluted net income per share attributable to Cooper-Standard Holdings Inc.		N/A	$0.83

	Predecessor		Successor
	Nine Months Ended September 30, 2009	Five Months Ended May 31, 2010	Four Months Ended September 30, 2010
Sales	$1,367,656	$1,009,128	$801,292
Cost of products sold	1,192,470	832,201	665,434

Gross profit	175,186	176,927	135,858
Selling, administration & engineering expenses	146,233	92,166	91,629
Amortization of intangibles	14,783	319	5,106
Impairment charges	362,699	—	—
Restructuring	32,871	5,893	1,200

Operating profit (loss)	(381,400)	78,549	37,923
Interest expense, net of interest income	(53,632)	(44,505)	(14,195)
Equity earnings	1,701	3,613	2,549
Reorganization items and fresh-start accounting adjustments, net	(5,642)	660,048	—
Other income (expense), net	13,679	(21,156)	5,024

Income (loss) before income taxes	(425,294)	676,549	31,301
Provision (benefit) for income tax expense	(31,339)	39,940	5,352

Consolidated net income (loss)	(393,955)	636,609	25,949
Add: Net (income) loss attributed to noncontrolling interests	496	(322)	(186)

Net income (loss) attributable to Cooper-Standard Holdings Inc.	$(393,459)	$636,287	$25,763

Net income available to Cooper-Standard Holdings Inc. common stockholders	N/A	N/A	$18,328

Basic net income per share attributable to Cooper-Standard Holdings Inc.	N/A	N/A	$1.05

Diluted net income per share attributable to Cooper-Standard Holdings Inc.	N/A	N/A	$1.00

The accompanying notes are an integral part of these financial statements.

COOPER-STANDARD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except per share data)

	Predecessor December 31, 2009	Successor September 30, 2010
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$380,254	$232,349
Accounts receivable, net	355,543	443,311
Inventories, net	111,575	123,860
Prepaid expenses	22,153	24,703
Other	76,454	35,674

Total current assets	945,979	859,897
Property, plant and equipment, net	586,179	594,469
Goodwill	87,728	138,471
Intangibles, net	10,549	153,034
Other assets	106,972	116,587

	$1,737,407	$1,862,458

Liabilities and Equity (Deficit)
Current liabilities:
Debt payable within one year	$18,204	$19,166
Debtor-in-possession financing	175,000	—
Accounts payable	166,346	179,944
Payroll liabilities	71,523	104,975
Accrued liabilities	87,073	111,762

Total current liabilities	518,146	415,847
Long-term debt	11,059	457,867
Pension benefits	148,936	175,406
Postretirement benefits other than pensions	76,261	82,131
Deferred tax liabilities	7,875	24,322
Other long-term liabilities	19,727	32,173
Liabilities subject to compromise	1,261,903	—

Total liabilities	$2,043,907	$1,187,746

7% Cumulative participating convertible preferred stock, $0.001 par value, 10,000,000 shares authorized at September 30, 2010, 1,052,444 shares issued and outstanding at September 30, 2010	—	129,939

Equity (deficit):
Predecessor common stock, $0.01 par value, 4,000,000 shares authorized at December 31, 2009, 3,482,612 shares issued and outstanding at December 31, 2009	35	—
Common stock, $0.001 par value, 190,000,000 shares authorized at September 30, 2010, 18,376,112 shares issued and outstanding at September 30, 2010	—	17
Additional paid-in capital	356,316	476,341
Accumulated retained earnings (deficit)	(636,278)	22,871
Accumulated other comprehensive income (loss)	(31,037)	43,143

Total Cooper-Standard Holdings Inc. equity (deficit)	(310,964)	542,372
Noncontrolling interests	4,464	2,401

Total equity (deficit)	(306,500)	544,773

Total liabilities and equity (deficit)	$1,737,407	$1,862,458

The accompanying notes are an integral part of these financial statements.

COOPER-STANDARD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollar amounts in thousands)

	Predecessor		Successor
	Nine Months Ended September 30, 2009	Five Months Ended May 31, 2010	Four Months Ended September 30, 2010
Operating Activities:
Consolidated net income (loss)	$(393,955)	$636,609	$25,949
Adjustments to reconcile consolidated net income (loss) to net cash provided by (used in) operating activities:
Depreciation	73,343	35,333	31,843
Amortization	14,783	319	5,106
Impairment charges	362,699	—	—
Non-cash restructuring	182	46	—
Reorganization items	5,642	(660,048)	—
Gain on bond repurchase	(9,096)	—	—
Amortization of debt issuance cost	5,407	11,505	408
Changes in operating assets and liabilities	(28,776)	(99,159)	16,976

Net cash provided by (used in) operating activities	30,229	(75,395)	80,282
Investing activities:
Property, plant and equipment	(25,526)	(22,935)	(23,517)
Proceeds from the sale of assets and other	308	3,851	104

Net cash used in investing activities	(25,218)	(19,084)	(23,413)
Financing activities:
Proceeds from issuance of debtor-in-possession financing, net of debt issuance cost	108,012	—	—
Proceeds from issuance of long-term debt	—	450,000	—
Payments on debtor-in-possession financing	(313)	(175,000)	—
Increase (decrease) in short term debt	22,943	(2,069)	3,138
Cash dividends paid	—	—	(1,395)
Payments on long-term debt	(11,310)	(709,574)	(1,484)
Debt issuance cost and back stop fees	—	(30,991)	—
Issuance of preferred and common stock	—	355,000	—
Repurchase of bonds	(737)	—	—
Other	259	—	22

Net cash provided by (used in) financing activities	118,854	(112,634)	281
Effects of exchange rate changes on cash	18,269	5,528	(3,470)

Changes in cash and cash equivalents	142,134	(201,585)	53,680
Cash and cash equivalents at beginning of period	111,521	380,254	178,669

Cash and cash equivalents at end of period	$253,655	$178,669	$232,349

The accompanying notes are an integral part of these financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollar amounts in thousands except per share amounts)

1. Overview

Basis of presentation

Cooper-Standard Holdings Inc. (the “Company”), through its wholly-owned subsidiary Cooper-Standard Automotive Inc. (“CSA U.S.”), is a leading manufacturer of body sealing, anti-vibration (“AVS”) and fluid handling components, systems, subsystems and modules, primarily for use in passenger vehicles and light trucks, that are manufactured by global automotive original equipment manufacturers (“OEMs”) and replacement markets. The Company conducts substantially all of its activities through its subsidiaries.

On May 27, 2010, the Company and certain of its U.S. and Canadian subsidiaries emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) (“Chapter 11”). In accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852, “Reorganizations,” the Company adopted fresh-start accounting upon its emergence from Chapter 11 bankruptcy proceedings and became a new entity for financial reporting purposes as of June 1, 2010. Accordingly, the consolidated financial statements for the reporting entity subsequent to emergence from Chapter 11 bankruptcy proceedings (the “Successor”) are not comparable to the consolidated financial statements for the reporting entity prior to emergence from Chapter 11 bankruptcy proceedings (the “Predecessor”).

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the SEC. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. These financial statements include all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation of the financial position and results of operations of the Company. The operating results for the interim period ended September 30, 2010 are not necessarily indicative of results for the full year.

Recent accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Guidance Amending Fair Value Disclosures for Interim and Annual Reporting Periods Beginning After December 15, 2009.” This guidance requires disclosures about transfers of financial instruments into and out of Level 1 and 2 designations and disclosures about purchases, sales, issuances and settlements of financial instruments with a Level 3 designation. The Company adopted this statement effective January 1, 2010. The adoption of ASU No. 2010-06 did not have a material impact on the Company’s consolidated financial statements.

The FASB amended ASC 810, “Consolidations,” with ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” This update significantly changes the model for determining whether an entity is the primary beneficiary and should thus consolidate a variable interest entity. In addition, this update requires additional disclosures and an ongoing assessment of whether a variable interest entity should be consolidated. The provisions of this update are effective for annual reporting periods beginning after November 15, 2009. The effects of adoption were not significant.

2. Reorganization Under Chapter 11

Filing of Bankruptcy Cases

During the first half of 2009, the Company experienced a substantial decrease in revenues caused by the severe decline in worldwide automotive production that followed the global financial crisis that began in 2008. On

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

August 3, 2009, the Company and each of its direct and indirect wholly-owned U.S. subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (Consolidated Case No. 09-12743(PJW)) (the “Chapter 11 Cases”). On August 4, 2009, the Company’s Canadian subsidiary, Cooper-Standard Automotive Canada Limited, a corporation incorporated under the laws of Ontario (“CSA Canada”), commenced proceedings seeking relief from its creditors under Canada’s Companies’ Creditors Arrangement Act (the “Canadian Proceedings”) in the Ontario Superior Court of Justice in Toronto, Canada (Commercial List) (the “Canadian Court”), court file no. 09-8307-00CL. The Company’s subsidiaries and operations outside of the United States and Canada were not subject to the requirements of the Bankruptcy Code. On March 26, 2010, the Debtors filed with the Bankruptcy Court their Second Amended Joint Chapter 11 Plan of Reorganization (as amended and supplemented, the “Plan of Reorganization”) and their First Amended Disclosure Statement (as amended and supplemented, the “Disclosure Statement”). On May 12, 2010, the Bankruptcy Court entered an order approving and confirming the Plan of Reorganization (the “Confirmation Order”). CSA Canada’s plan of compromise or arrangement was sanctioned on April 16, 2010.

On May 27, 2010 (the “Effective Date”), the Debtors consummated the reorganization contemplated by the Plan of Reorganization and emerged from Chapter 11 bankruptcy proceedings.

Post-Emergence Capital Structure and Recent Events

Following the Effective Date, our capital structure consisted of the following:

•

Senior ABL facility. A senior secured asset-based revolving credit facility in the aggregate principal amount of $125,000 (the “Senior ABL Facility”), which contains an uncommitted $25,000 “accordion” facility that will be available at our request if the lenders at the time consent.

•	8 1/2% senior notes due 2018. $450,000 of senior unsecured notes (the “Senior Notes”) that bear interest at 8 1/2% per annum and mature on May 1, 2018.

•

Common stock, 7% preferred stock and warrants. Equity securities comprised of (i) 17,489,693 shares of our common stock, (ii) 1,000,000 shares of our 7% cumulative participating convertible preferred stock (“7% preferred stock”), which are initially convertible into 4,290,788 shares of our common stock, and (iii) 2,419,753 warrants (“warrants”) to purchase up to an aggregate of 2,419,753 shares of our common stock.

On the Effective Date, the Company issued to key employees of the Company, (i) 757,896 shares of common stock plus, subject to realized dilution on the warrants, an additional 104,075 shares of common stock as restricted stock, (ii) 41,664 shares of 7% preferred stock as restricted 7% preferred stock, and (iii) 702,509 options to purchase shares of common stock, plus, subject to realized dilution on the warrants, an additional 78,057 options to purchase shares of common stock. On the day after the Effective Date, the Company issued to certain of its directors and Oak Hill Advisors L.P. or its affiliates, 26,448 shares of common stock as restricted stock and 58,386 options to purchase shares of common stock. The Company also reserved 780,566 shares of common stock for future issuance to the Company’s management. On July 19, 2010, the Company paid a dividend to holders of its outstanding 7% preferred stock in the form of 10,780 additional shares of 7% preferred stock.

For further information on the Senior ABL Facility and the Senior Notes, see Note 7. “Debt” below. For further information on our common stock, 7% preferred stock and warrants, see Note 12. “Capital Stock” below.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

Satisfaction of Debtor-in-Possession Financing

In connection with the commencement of the Chapter 11 Cases and the Canadian Proceedings, the Company entered into debtor-in-possession financing arrangements. On the Effective Date, all remaining amounts outstanding under the Company’s debtor-in-possession financing arrangement were repaid using proceeds of the Debtors’ exit financing. For additional information on these financing arrangements, see Note 7. “Debt” below.

Cancellation of Certain Prepetition Obligations

Under the Plan of Reorganization, the Company’s prepetition equity, debt and certain of its other obligations were cancelled and extinguished as follows:

•

the Predecessor’s equity interests, including common stock and any options, warrants, calls, subscriptions or other similar rights or other agreements, commitments or outstanding securities obligations, were cancelled and extinguished, and no distributions were made to the Predecessor’s former equity holders;

•

the Predecessor’s prepetition debt securities were cancelled and the indentures governing such obligations were terminated (other than for the purposes of allowing holders of the notes to receive distributions under the Plan of Reorganization and allowing the trustees to exercise certain rights); and

•

the Predecessor’s prepetition credit agreement was cancelled and terminated, including all agreements related thereto (other than for the purposes of allowing creditors under that facility to receive distributions under the Plan of Reorganization and allowing the administrative agent to exercise certain rights).

For further information regarding the resolution of certain of the Company’s other prepetition liabilities in accordance with the Plan of Reorganization, see Note 3, “Fresh-Start Accounting — Liabilities Subject to Compromise.”

3. Fresh-Start Accounting

As discussed in Note 2, “Reorganization Under Chapter 11,” the Debtors emerged from Chapter 11 bankruptcy proceedings on May 27, 2010. As a result, the Successor adopted fresh-start accounting as (i) the reorganization value of the Predecessor’s assets immediately prior to the confirmation of the Plan of Reorganization was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the Predecessor’s existing voting shares immediately prior to the confirmation of the Plan of Reorganization received less than 50% of the voting shares of the emerging entity. Accounting principles generally accepted in the United States (“GAAP”) require the adoption of fresh-start accounting as of the Plan of Reorganization’s confirmation date, or as of a later date when all material conditions precedent to the Plan of Reorganization becoming effective are resolved, which occurred on May 27, 2010. The Company elected to adopt fresh-start accounting as of May 31, 2010 to coincide with the timing of its normal May accounting period close. There were no transactions that occurred from May 28, 2010 through May 31, 2010, that would materially impact the Company’s consolidated financial position, results of operations or cash flows for the 2010 Successor or 2010 Predecessor periods.

Reorganization Value

The Bankruptcy Court confirmed the Plan of Reorganization, which included an enterprise value (or distributable value) of $1,025,000, assuming $50,000 of excess cash, as set forth in the Disclosure Statement. For purposes of the Plan of Reorganization and the Disclosure Statement, the Company and certain unsecured creditors agreed

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

upon this value. This reorganization value was determined to be a fair and reasonable value and is within the range of values considered by the Bankruptcy Court as part of the confirmation process. The reorganization value reflects a number of factors and assumptions, including the Company’s statements of operations and balance sheets, the Company’s financial projections, the amount of cash to fund operations, current market conditions and a return to more normalized light vehicle production and sales volumes. The range of values considered by the Bankruptcy Court of $975,000 to $1,075,000 was determined using comparable public company trading multiples, precedent transactions analysis and discounted cash flow valuation methodologies.

The comparable public company analysis identified a group of comparable companies giving consideration to lines of business, size, geographic footprint and customer base. The analysis compared the public market implied enterprise value for each comparable public company to its projected earnings before interest, taxes, depreciation and amortization (“EBITDA”). The calculated range of multiples for the comparable companies was used to estimate a range which was applied to the Company’s projected EBITDA to determine a range of enterprise values for the reorganized company or the reorganization value.

Precedent transactions analysis estimates the value of a company by examining public merger and acquisition transactions. An analysis of a company’s transaction value as a multiple of various operating statistics provided industry-wide valuation multiples for companies in similar lines of business to the Debtors. Transaction multiples are calculated based on the purchase price (including any debt assumed) paid to acquire companies that are comparable to the Debtors. Prices paid as a multiple of revenue, EBIT and EBITDA were considered, which were then applied to the Debtors’ key operating statistics to estimate the Enterprise Value, or value to a potential strategic buyer.

The discounted cash flow analysis was based on the Company’s projected financial information, which includes a variety of estimates and assumptions. While the Company considers such estimates and assumptions reasonable, they are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks, many of which are beyond the Company’s control and may not materialize. Changes in these estimates and assumptions may have had a significant effect on the determination of the Company’s reorganization value. The discounted cash flow analysis was based on recent automotive industry and specific platform production volume projections developed by both third-party and internal forecasts, as well as commercial, wage and benefit, inflation and discount rate assumptions. Other significant assumptions include terminal value growth rate, terminal value margin rate, future capital expenditures and changes in working capital requirements.

Reorganization Adjustments

The unaudited consolidated financial information gives effect to the following Reorganization Adjustments, the Plan of Reorganization and the implementation of the transactions contemplated by the Plan of Reorganization. These adjustments give effect to the terms of the Plan of Reorganization and certain underlying assumptions, which include, but are not limited to, the below.

•	The issuance of the Senior Notes, which resulted in cash proceeds of $450,000.

•

The issuance of 17.5 million shares of our common stock, including 8.6 million shares offered to holders of the Predecessor’s prepetition senior subordinated notes in connection with the rights offering conducted pursuant to the Plan of Reorganization (the “Rights Offering”), 2.6 million shares to certain of the Debtors’ creditors that agreed to backstop the Rights Offering (the “Backstop Parties”) pursuant to an equity commitment agreement (the “Equity Commitment Agreement”) and 6.3 million shares to certain holders of the Predecessor’s prepetition senior notes and prepetition senior subordinated notes.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

The Company also issued shares of 7% preferred stock convertible into 4.3 million shares of common stock pursuant to the Equity Commitment Agreement. The Company received cash proceeds of $355,000 in connection with the Rights Offering and Equity Commitment Agreement and also received the full and complete satisfaction, settlement and release of allowed prepetition senior note claims and allowed prepetition senior subordinated note claims for such shares. In addition, the Company also issued warrants to purchase 2.4 million shares of common stock.

•

The repayment of $175,000 of liabilities under the Debtors’ Debtor-in-Possession Credit Agreement (the “DIP Credit Agreement”). On the Effective Date, each holder of an allowed DIP claim received, in full and complete satisfaction, settlement and release of and in exchange for such allowed claim against the Debtors, an amount in cash equal to the allowed amount of such claim.

•	The repayment of the $639,600, including interest, outstanding under the Predecessor’s prepetition credit agreement in cash.

•	The repayment of the $105,200, including interest, outstanding of the Predecessor’s prepetition senior notes in cash.

•	The effects of the above reorganization adjustments resulted in a decrease in interest expense, including the amortization of debt issuance costs, resulting from a lower level of debt.

Adoption of Fresh-Start Accounting

Fresh-start accounting results in a new basis of accounting and reflects the allocation of the Company’s fair value to its underlying assets and liabilities. The Company’s estimates of fair value included in the Successor Company financial statements represent the Company’s best estimates based on independent appraisals and valuations. The Company’s estimates of fair value are inherently subject to significant uncertainties and contingencies beyond the control of the Company. Accordingly, there can be no assurance that the estimates, assumptions, valuations and appraisals will be realized, and actual results could vary materially.

The Company’s reorganization value was allocated to its assets in conformity with ASC 805, “Business Combinations.” The excess reorganization value over the fair value of tangible and identifiable intangible assets was recorded as goodwill. Liabilities existing as of the Effective Date, other than deferred taxes, were recorded at the present value of amounts expected to be paid using appropriate risk adjusted interest rates. Deferred taxes were determined in conformity with applicable income tax accounting standards. Predecessor accumulated depreciation, accumulated amortization, retained deficit, common stock and accumulated other comprehensive loss were eliminated.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

The following Fresh-Start Consolidated Balance Sheet illustrates the financial effects on the Company of the implementation of the Plan of Reorganization and the adoption of fresh-start accounting. This Fresh-Start Consolidated Balance Sheet reflects the effects of the consummation of the transactions contemplated in the Plan of Reorganization, including settlement of various liabilities, issuance of certain securities, incurrence of new indebtedness, repayment of old indebtedness and other cash payments.

	Predecessor May 31, 2010	Reorganization Adjustments (1)		Fresh-start Adjustments (9)	Successor May 31, 2010
Assets
Current assets:
Cash and cash equivalents	$200,311	(21,642	)(2)	—	$178,669
Restricted cash	482,234	(482,234	)(2)	—	—
Accounts receivable, net	409,041	—		—	409,041
Inventories, net	116,248	—		8,136	124,384
Prepaid expenses	26,931	(1,243	)(3)	—	25,688
Other	36,858	(68	)(2)	—	36,790

Total current assets	1,271,623	(505,187)		8,136	774,572
Property, plant and equipment, net	527,306	—		40,665	567,971
Goodwill	87,728	—		48,938	136,666	(8)
Intangibles, net	10,294	—		144,711	155,005
Other assets	125,120	4,895	(3)	(26,721)	103,294

	$2,022,071	$(500,292)		$215,729	$1,737,508

Liabilities and Equity (Deficit)
Current liabilities:
Debt payable within one year	$15,335	—		—	$15,335
Debtor-in-possession financing	74,813	(74,813	)(2)	—	—
Accounts payable	171,886	6,763	(4)	—	178,649
Payroll liabilities	94,427	374	(4)	(1,154)	93,647
Accrued liabilities	92,426	4,232	(4)	(9,462)	87,196

Total current liabilities	448,887	(63,444)		(10,616)	374,827
Long-term debt	458,373	—		—	458,373
Pension benefits	134,278	12,473	(4)	21,685	168,436
Postretirement benefits other than pensions	75,198	—		4,948	80,146
Deferred tax liabilities	9,218	(268	)(4)	12,267	21,217
Other long-term liabilities	21,124	1,891	(4)	7,839	30,854
Liabilities subject to compromise	1,213,781	(1,213,781	)(4)	—	—

Total liabilities	2,360,859	(1,263,129)		36,123	1,133,853

Successor preferred stock	—	128,000	(2)(4)	—	128,000

Equity (deficit):
Successor common stock	—	17	(2)(4)(7)	—	17
Successor additional paid-in capital	—	473,275	(2)(4)(7)	—	473,275
Predecessor common stock	35	(35	)(5)	—	—
Predecessor additional paid-in capital	356,560	(356,560	)(5)	—	—
Accumulated deficit	(633,481)	518,130	(6)	115,351	—
Accumulated other comprehensive loss	(62,083)	10	(4)	62,073	—

Total Cooper-Standard Holdings Inc. equity (deficit)	(338,969)	634,837		177,424	473,292
Noncontrolling interests	181	—		2,182	2,363

Total equity (deficit)	(338,788)	634,837		179,606	475,655

Total liabilities and equity (deficit)	$2,022,071	$(500,292)		$215,729	$1,737,508

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

(1)	Represents amounts recorded as of the Effective Date for the consummation of the Plan of Reorganization, including the settlement of liabilities subject to compromise, the satisfaction of the DIP Credit Agreement, the incurrence of new indebtedness and related cash payments, the issuances of 7% preferred stock and common stock and the cancellation of the Predecessor’s common stock.
(2)	This adjustment reflects net cash payments recorded as of the Effective Date.

Release of restricted cash (a)	$482,234
Cash received from Rights Offering	355,000
Payment of prepetition bank debt	(639,646)
Payment of prepetition senior notes	(105,227)
Repayment of DIP Credit Agreement	(75,777)
Other	(38,226)

Net cash payments	$(21,642)

(a)	Includes proceeds from issuance of long term debt held in restricted cash until the Effective Date.

(3)	This adjustment reflects the capitalization of $4,895 of debt issuance costs related to the Senior ABL Facility.
(4)	This adjustment reflects the settlement of liabilities subject to compromise (see “Liabilities Subject to Compromise” below).

Settlement of liabilities subject to compromise	$(1,213,781)
Liabilities settled by cash (a)	765,931
Issuance of Successor common stock, 7% preferred stock and warrants, net	258,716
Liabilities reinstated	26,891

Gain on settlement of liabilities subject to compromise	$(162,243)

(a)	Cash received from borrowings under the Senior Notes and amounts received from the Rights Offering.

(5)	This adjustment reflects the cancellation of the Predecessor’s common stock.
(6)	This adjustment reflects the cumulative impact of the Reorganization Adjustments discussed above.

Gain on settlement of liabilities subject to compromise	$(162,243)
Cancellation of Predecessor’s common stock	(356,595)
Other	708

$(518,130)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

(7)	A reconciliation of the reorganization value of the Successor’s common stock as of the Effective Date is shown below:

Reorganization value	$1,025,000
Less: Senior Notes	(450,000)
Other debt	(23,708)
7% preferred stock	(128,000)
Plus: Excess cash	50,000

Reorganization value of Successor’s common stock and warrants	473,292
Less: Fair value of warrants (a)	20,919

Reorganization value of Successor’s common stock	$452,373

Shares outstanding as of May 31, 2010 (b)	17,489,693
Per share value (c)	$25.87

(a)	For further information on the fair value of the warrants, see Note 12, “Capital Stock.”
(b)	Does not include restricted shares issued to management upon emergence that vest over 3-4 years.
(c)	The per share value of $25.87 was used to record the issuance of the Successor’s common stock.

(8)	A reconciliation of the reorganization value of the Successor’s assets and goodwill is shown below:

Reorganization value	$1,025,000
Plus: Liabilities (excluding debt and after giving effect to fresh-start accounting adjustments)	660,145
Fair value of noncontrolling interest	2,363
Excess cash	50,000

Reorganization value of Successor’s assets	1,737,508
Less: Successor’s assets (excluding goodwill and after giving effect to fresh-start accounting adjustments)	1,600,842

Reorganization value of Successor’s assets in excess of fair value - Successor’s goodwill	$136,666

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

(9)	Represents the adjustment of assets and liabilities to fair value, or other measurement as specified by ASC 805, in conjunction with the adoption of fresh-start accounting. Significant adjustments are summarized below.

Elimination of Predecessor’s goodwill	$(87,728)
Successor’s goodwill	136,666
Elimination of Predecessor’s intangible assets	(10,294)
Successor’s intangible asset adjustment (a)	155,005
Defined benefit plans adjustment (b)	(30,680)
Inventory adjustment (c)	8,136
Property, plant and equipment adjustment (d)	40,665
Investments in non-consolidated affiliates adjustment (e)	9,021
Noncontrolling interest adjustments (e)	(2,182)
Elimination of Predecessor’s accumulated other comprehensive loss and other adjustments	(78,678)

Pretax income on fresh-start accounting adjustments	139,931
Tax related to fresh-start accounting adjustments (f)	(24,580)

Net gain on fresh-start accounting adjustments	$115,351

(a)	Intangible assets – This adjustment reflects the fair value of intangible assets determined as of the Effective Date. For further information on the valuation of intangible assets, see Note 4, “Goodwill and Intangibles.”
(b)	Defined benefit plans – This adjustment primarily reflects differences in assumptions, such as the expected return on plan assets and the weighted average discount rate related to the payment of benefit obligations, between the prior measurement date of December 31, 2009 and the Effective Date. The $(30,680) is reflected in the pension benefits $(21,685), postretirement benefits other than pension $(4,948), other assets $(4,701), accrued payroll $(591) and accrued liabilities $1,245 line items on the Fresh-Start Consolidated Balance Sheet.
(c)	Inventory – This amount adjusts inventory to fair value as of the Effective Date, which is estimated for finished goods and work-in-process based upon the expected selling price less cost to complete, selling and disposal cost and a normal selling profit. Raw material inventory was recorded at a carrying value as such value approximates the replacement cost.
(d)	Property, plant and equipment – This amount adjusts property, plant and equipment to fair value as of the Effective Date, giving consideration to the highest value and best use of these assets. Fair value estimates were based on independent appraisals. Key assumptions used in the appraisals were based on a combination of income, market and cost approaches, as appropriate.
(e)	Investments in non-consolidated and noncontrolling interests – These amounts adjust investments in non-consolidated affiliates and noncontrolling interests to their estimated fair values. Estimated fair values were based on internal and external valuations using customary valuation methodologies, including comparable earnings multiples, discounted cash flows and negotiated transaction values. The adjustment to investments in non-consolidated affiliates of $9,021 is included in the other assets line item on the Fresh-Start Consolidated Balance Sheet.
(f)	Tax expense – This amount reflects the tax expense related to the fair value adjustments of inventory, property, plant and equipment, intangibles, tooling and investments and is included in the other assets $(17,313), accrued liabilities $5,000 and deferred tax liabilities $(12,267) line items on the Fresh-Start Consolidated Balance Sheet.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

Liabilities Subject to Compromise

Certain prepetition liabilities were subject to compromise under the Plan of Reorganization and were reported at amounts allowed or expected to be allowed by the Bankruptcy Court. Certain of these claims were resolved and satisfied as of the Effective Date. A summary of liabilities subject to compromise reflected in the Predecessor consolidated balance sheet as of May 31, 2010, is shown below:

Predecessor - May 31, 2010
Short-term borrowings	$85,503
Accounts payable	8,007
Accrued liabilities	23,433
Derivatives	18,081
Debt subject to compromise
Prepetition primary credit facility	520,637
Prepetition senior notes	197,320
Prepetition senior subordinated notes	308,009
Accrued interest	52,791

Liabilities subject to compromise	$1,213,781

Reorganization Items and Fresh-Start Accounting Adjustments, net

Reorganization items include expenses, gains and losses directly related to the Debtors’ reorganization proceedings. Fresh-start accounting adjustments reflect the impact of adoption of fresh-start accounting. A summary of reorganization items and fresh-start accounting adjustments, net for the Predecessor Period, is shown below:

Pre-tax reorganization items:
Professional and other fees	$48,701
Gain on prepetition settlement	(49,980)
Gain on settlement of liabilities subject to compromise	(162,243)
Cancellation of Predecessor common stock	(356,595)

(520,117)

Pre-tax fresh-start accounting adjustments	(139,931)

Reorganization items and fresh-start accounting adjustments, net	$(660,048)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

4. Goodwill and Intangibles

The changes in the carrying amount of goodwill by reportable operating segment for the nine months ended September 30, 2010 are summarized as follows:

	North America	International	Total
Balance as of January 1, 2010 - Predecessor	$87,728	$—	$87,728
Fresh-start accounting adjustments (Note 3)	28,778	20,160	48,938

Balance as of May 31, 2010 - Successor	$116,506	$20,160	$136,666
Foreign exchange translation	87	1,718	1,805

Balance as of September 30, 2010 - Successor	$116,593	$21,878	$138,471

Goodwill is not amortized but is tested annually for impairment, or when events or circumstances indicate that impairment may exist, by reporting units, which are determined in accordance with ASC Topic 350, “Goodwill and Other Intangible Assets.”

The following table presents the Predecessor’s intangible assets and accumulated amortization balances as of December 31, 2009:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
Developed technology	$3,335	$(1,479)	$1,856	5 to 12 years
Other	8,986	(293)	8,693

Balance at December 31, 2009 - Predecessor	$12,321	$(1,772)	$10,549

Amortization expense of $194 was recognized for the three months ended September 30, 2009. Amortization expense of $319 and $14,783 was recognized for the five months ended May 31, 2010 and for the nine months ended September 30, 2009, respectively.

In connection with the adoption of fresh-start accounting, the Company, with the assistance of independent appraisal, valued certain intangible assets at their estimated fair value, as of May 31, 2010. The value assigned to developed technology intangibles is based on the royalty savings method, which applies a hypothetical royalty rate to projected revenues attributable to the identified technologies. Royalty rates were determined based on analysis of market information. The customer-based intangible asset includes the Company’s established relationship with its customers and the ability of these customers to generate future economic profits for the Company. A summary of intangible assets as of September 30, 2010 is shown below:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
Customer relationships	$139,508	$(4,571)	$134,937	9.9
Developed technology	9,710	(542)	9,168	5.9
Other	8,980	(51)	8,929

Balance at September 30, 2010 - Successor	$158,198	$(5,164)	$153,034	9.4

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

Amortization expense totaled $3,842 and $5,106 for the three and four months ended September 30, 2010, respectively. Estimated amortization expense will total approximately $9,000 for the Successor period ending December 31, 2010 and approximately $15,500 for each of the next five years.

5. Restructuring

The Company implemented several restructuring initiatives in prior years in connection with the closure of facilities in North America, Europe and Asia. The Company commenced these initiatives prior to December 31, 2007 and continued to execute the closures through September 30, 2010. The majority of the costs associated with the closures were incurred shortly after the original implementation. However, the Company continues to incur costs related principally to the liquidation of the respective facilities. The total expense incurred for the Predecessor period ending May 31, 2010 and Successor period ending September 30, 2010 amounted to $470 and $222 respectively.

In July 2008, the Company implemented a restructuring action and announced the closure of two manufacturing facilities, one located in Australia and the other located in Germany. Both closures were a result of changes in market demands and volume reductions and are substantially completed as of September 30, 2010. However, the Company will continue to incur costs until the facilities are sold. The estimated total cost of these initiatives is approximately $20,940. The following table summarizes the activity related to these initiatives for the nine months ended September 30, 2010.

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
Balance at January 1, 2010 - Predecessor	$1,443	$235	$—	$1,678
Expense	(460)	159	—	(301)
Cash payments	(724)	(318)	—	(1,042)

Balance at May 31, 2010	$259	$76	$—	$335
Expense	—	117	—	117
Cash payments	(155)	(193)	—	(348)

Balance at September 30, 2010 - Successor	$104	$—	$—	$104

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

During 2008, the Company commenced the initial phase of a reorganization ultimately involving the discontinuation of its global product line operating divisions, formerly called the Body & Chassis Systems division (which included the body sealing and AVS product lines) and the Fluid Systems division, and the establishment of a new operating structure organized on the basis of geographic regions. In the first quarter of 2009, the Company initiated the final phase of the reorganization of its operating structure, formally discontinuing its product line operating divisions and putting into place the new operating divisions based on geographic regions. The estimated cost of this initiative is approximately $26,000. The following table summarizes the activity for this initiative for the nine months ended September 30, 2010:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
Balance at January 1, 2010 - Predecessor	$7,771	$—	$—	$7,771
Expense	(450)	—	—	(450)
Cash payments	(3,297)	—	—	(3,297)

Balance at May 31, 2010	$4,024	$—	$—	$4,024
Expense	(96)	—	—	(96)
Cash payments	(163)	—	—	(163)

Balance at September 30, 2010 - Successor	$3,765	$—	$—	$3,765

The Company commenced several initiatives during 2009. These initiatives related to the reorganization or closure of operating facilities in South America, Europe and Asia Pacific. The estimated total cost associated with these actions amount to $18,900. The following table summarizes the activity for these initiatives for the nine months ended September 30, 2010:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
Balance at January 1, 2010 - Predecessor	$4,215	$56	$—	$4,271
Expense	5,168	314	(21)	5,461
Cash payments	(2,680)	(347)	21	(3,006)

Balance at May 31, 2010	$6,703	$23	$—	$6,726
Expense	(71)	842	—	771
Cash payments	(5,479)	(865)	—	(6,344)

Balance at September 30, 2010 - Successor	$1,153	$—	$—	$1,153

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

In the second quarter of 2010, the Company initiated the closure of a facility and the consolidation of two other facilities located in North America. The estimated total costs of these initiatives is $2,100 and are expected to be completed in 2010. The following table summarizes the activity for these initiatives for the nine months ended September 30, 2010:

	Employee Separation Costs	Other Exit Costs	Asset Impairments	Total
Balance at January 1, 2010 - Predecessor	$—	$—	$—	$—
Expense	595	118	—	713
Cash payments	(132)	(118)	—	(250)

Balance at May 31, 2010	$463	$—	$—	$463
Expense	(83)	269	—	186
Cash payments	(214)	(269)	—	(483)

Balance at September 30, 2010 - Successor	$166	$—	$—	$166

6. Inventories

Inventories are comprised of the following:

	Predecessor	Successor
	December 31, 2009	September 30, 2010
Finished goods	$27,826	$31,013
Work in process	25,616	30,330
Raw materials and supplies	58,133	62,517

	$111,575	$123,860

In connection with the adoption of fresh-start accounting, an $8,136 fair value write-up was recorded at May 31, 2010 in the Predecessor. Such inventory was liquidated as of June 30, 2010 in the Successor and recorded as an increase to cost of products sold.

7. Debt

Outstanding debt consisted of the following at December 31, 2009 and September 30, 2010, respectively:

	Predecessor	Successor
	December 31, 2009	September 30, 2010
Senior Notes	$—	$450,000
DIP Credit Agreement	175,000	—
Other borrowings	29,263	27,033

Total debt	$204,263	$477,033
Less: Current portion of long term debt	(18,204)	(19,166)
DIP Credit Agreement	(175,000)	—

Total long-term debt	$11,059	$457,867

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

Senior Notes

On May 11, 2010, CSA Escrow Corporation (the “Escrow Issuer”), an indirect wholly-owned non-debtor subsidiary of CSA U.S., issued $450,000 aggregate principal amount of the Senior Notes. On the Effective Date, the Escrow Issuer was merged with and into CSA U.S., with CSA U.S. assuming the obligations under the Senior Notes. Proceeds from the Senior Notes, together with proceeds of the Rights Offering and cash on hand, were used to pay claims under the Predecessor’s prepetition credit agreement, the DIP Credit Agreement and the portion of the Predecessor’s prepetition senior notes payable in cash, in full, together with related fees and expenses.

The Senior Notes are guaranteed, jointly and severally, on a senior unsecured basis, by the Company and all of CSA U.S.’s wholly-owned domestic restricted subsidiaries (collectively, the “obligors”). If CSA U.S. or any of its domestic restricted subsidiaries acquires or creates another wholly-owned domestic restricted subsidiary that guarantees certain debt of CSA U.S. or a guarantor, such newly acquired or created subsidiary will also guarantee the Senior Notes. The Senior Notes bear an interest rate of 8  1/2% and mature on May 1, 2018. Interest is payable semi-annually on May 1 and November 1.

The Senior Notes and the guarantees constitute senior debt of the obligors and (1) rank equally in right of payment with all of the obligors’ existing and future senior debt, (2) rank senior in right of payment to all of the obligors’ existing and future subordinated debt, (3) are effectively subordinated in right of payment to all of the obligors’ existing and future secured indebtedness and secured obligations to the extent of the value of the collateral securing such indebtedness and obligations and (4) are structurally subordinated to all existing and future indebtedness and other liabilities of CSA U.S.’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to CSA U.S. or one of its guarantor subsidiaries).

CSA U.S. has the right to redeem the Senior Notes at the redemption prices set forth below:

•

on and after May 1, 2014, all or a portion of the Senior Notes may be redeemed at a redemption price of 104.250% of the principal amount thereof if redeemed during the twelve-month period beginning on May 1, 2014, 102.125% of the principal amount thereof if redeemed during the twelve-month period beginning on May 1, 2015, and 100% of the principal amount thereof if redeemed on or after May 1, 2016, plus any accrued and unpaid interest to the redemption date;

•

prior to May 1, 2013, up to 35% of the Senior Notes issued under the indenture may be redeemed with the proceeds from certain equity offerings at a redemption price of 108.50% of the principal amount thereof, plus any accrued and unpaid interest to the redemption date; and

•	prior to May 1, 2014, all or a portion of the Senior Notes may be redeemed at a price equal to 100% of the principal amount thereof plus a make-whole premium.

If a change of control occurs, unless CSA U.S. has exercised its right to redeem all of the outstanding Senior Notes through an optional redemption (as described above), each noteholder shall have the right to require that CSA U.S. repurchase such noteholder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of the noteholders of record on the relevant record date to receive interest due on the relevant interest payment date.

The indenture limits, among other things, the ability of CSA U.S. and its restricted subsidiaries to pay dividends or distributions, repurchase equity, prepay subordinated debt or make certain investments, incur additional debt or issue certain disqualified stock and preferred stock, incur liens, merge or consolidate with another company or

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

sell all or substantially all of its assets, enter into transactions with affiliates and allow to exist certain restrictions on the ability of the subsidiary guarantors to pay dividends or make other payments to CSA U.S., in each case, subject to exclusions and other customary exceptions. In addition, certain of these covenants will not be applicable during any period of time when the Senior Notes have an investment grade rating. The indenture also contains customary events of default.

Senior ABL Facility

On the Effective Date, the Company, CSA U.S., CSA Canada (together with CSA U.S., the “Borrowers”) and certain subsidiaries of CSA U.S. entered into the Senior ABL Facility with certain lenders, Bank of America, N.A., as agent (the “Agent”), for such lenders, Deutsche Bank Trust Company Americas, as syndication agent, and Banc of America Securities LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Barclays Capital, as joint lead arrangers and bookrunners. The Senior ABL Facility provides for an aggregate revolving loan availability of up to $125,000, subject to borrowing base availability, including a $45,000 letter of credit sub-facility and a $20,000 swing line sub-facility. The Senior ABL Facility also provides for an uncommitted $25,000 incremental loan facility, for a potential total Senior ABL Facility of $150,000 (if requested by the Borrowers and the lenders agree to fund such increase). No consent of any lender (other than those participating in the increase) is required to effect any such increase. As of September 30, 2010, no amounts were drawn under the Senior ABL Facility, but there was approximately $36,300 of letters of credit outstanding.

Any borrowings under the Senior ABL Facility will mature, and the commitments of the lenders under the Senior ABL Facility will terminate, on May 27, 2014. Proceeds from the Senior ABL Facility may be used by the Borrowers to pay certain unsecured claims, administrative expenses and administrative claims as contemplated by the Plan of Reorganization, to issue commercial and standby letters of credit, to finance ongoing working capital needs and for general corporate purposes. Loan (and letter of credit) availability under the Senior ABL facility is subject to a borrowing base, which at any time is limited to the lesser of: (A) the maximum facility amount (subject to certain adjustments) and (B) (i) up to 85% of eligible accounts receivable; plus (ii) up to the lesser of 70% of eligible inventory or 85% of the appraised net orderly liquidation value of eligible inventory; minus reserves established by the Agent. The accounts receivable portion of the borrowing base is subject to certain formulaic limitations (including concentration limits). The inventory portion of the borrowing base is limited to eligible inventory, as determined by an independent appraisal. The borrowing base is also subject to certain reserves, which are established by the Agent (which may include changes to the advance rates indicated above). Loan availability under the Senior ABL Facility is apportioned, as follows: $100,000 to CSA U.S. and $25,000 to CSA Canada.

The obligations of CSA U.S. under the Senior ABL Facility and cash management arrangements and interest rate, foreign currency or commodity swaps entered into by the Company, in each case with the lenders and their affiliates (collectively “Additional ABL Secured Obligations”), are guaranteed on a senior secured basis by the Company and all of our U.S. subsidiaries (other than CS Automotive LLC), and the obligations of CSA Canada under the Senior ABL Facility and Additional ABL Secured Obligations of CSA Canada and its Canadian subsidiaries are guaranteed on a senior secured basis by the Company, all of the Canadian subsidiaries of CSA Canada and all of the Company’s U.S. subsidiaries. CSA U.S. guarantees the Additional ABL Secured Obligations of its subsidiaries and CSA Canada guarantees the Additional ABL Secured Obligations of its Canadian subsidiaries. The obligations under the Senior ABL Facility and related guarantees are secured by a first priority lien on all of each Borrower’s and each guarantor’s existing and future personal property consisting of accounts receivable, payment intangibles, inventory, documents, instruments, chattel paper and investment property, certain money, deposit accounts and securities accounts and certain related assets and proceeds of the foregoing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

Borrowings under the Senior ABL Facility bear interest at a rate equal to, at the Borrowers’ option:

•	in the case of borrowings by the U.S. Borrower, LIBOR or the base rate plus, in each case, an applicable margin; or

•	in the case of borrowings by the Canadian Borrower, BA rate, Canadian prime rate or Canadian base rate plus, in each case, an applicable margin.

The initial applicable margin is 3.5% with respect to the LIBOR or BA-based borrowings and 2.5% with respect to base rate, Canadian prime rate and Canadian base rate borrowings. The applicable margin is subject, in each case, to quarterly performance pricing adjustments commencing six months after the closing date.

In addition to paying interest on outstanding principal under the Senior ABL Facility, the Borrowers are required to pay a fee in respect of committed but unutilized commitments equal to 0.50% per annum when usage of the Senior ABL Facility (as apportioned between the U.S. and Canadian facilities) is greater than 50% and 0.75% per annum when usage of the Senior ABL Facility is equal to or less than 50%. The Borrowers are also required to pay a fee on outstanding letters of credit under the Senior ABL Facility at a rate equal to the applicable margin in respect of LIBOR and BA-based borrowings plus a fronting fee at a rate of 0.125% per annum to the issuer of such letters of credit, together with customary issuance and other letter of credit fees. The Senior ABL Facility also requires the payment of customary agency and administrative fees.

The Borrowers are able to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans, in each case, in whole or in part, at any time without premium or penalty (other than customary breakage and related reemployment costs with respect to repayments of LIBOR-based borrowings).

The Senior ABL Facility includes affirmative and negative covenants that will impose substantial restrictions on the Company’s financial and business operations, including our ability to incur and secure debt, make investments, sell assets, pay dividends or make acquisitions. The Senior ABL Facility also includes a requirement to maintain a monthly fixed charge coverage ratio of no less than 1.1 to 1.0 when availability under the Senior ABL Facility is less than specified levels. The Senior ABL Facility also contains various events of default that are customary for comparable facilities.

Prepetition Debt

The filing of the Chapter 11 Cases by the Debtors on August 3, 2009 constituted a default or otherwise triggered repayment obligations under substantially all prepetition debt obligations of the Debtors, and as a result, the loan commitments of the lenders under the Predecessor’s prepetition credit agreement were terminated and all principal and accrued and unpaid interest outstanding under the prepetition credit agreement and the Predecessor’s prepetition notes accelerated and became due and payable (subject to the automatic stay under Chapter 11). As of the date of the filing of the Chapter 11 Cases, approximately $608,000 of principal and accrued and unpaid interest was outstanding under the Predecessor’s prepetition credit agreement, approximately $208,800 of principal and accrued and unpaid interest was outstanding under the Predecessor’s prepetition 7% senior notes due 2012 and approximately $329,900 of principal and accrued and unpaid interest was outstanding under the Predecessor’s prepetition 8 3/8% senior subordinated notes due 2014. Approximately $639,600 of claims under the Predecessor’s prepetition credit agreement were paid in full in cash on the Effective Date with proceeds of the Company’s exit financing and obligations under the Predecessor’s prepetition credit agreement were cancelled. Holders of the Predecessor’s prepetition senior notes were paid in full in cash on the Effective Date, except that certain of the noteholders received a distribution of common stock in lieu of the cash payment for certain of their prepetition senior note claims. Holders of the prepetition senior subordinated notes were

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

issued 8% of our outstanding common stock and warrants to purchase, in the aggregate, 3% of our outstanding common stock (in each case, assuming the conversion of our 7% preferred stock). Obligations under both the Predecessor’s prepetition senior notes and prepetition senior subordinated notes were cancelled.

DIP Credit Agreement

On August 5, 2009, the Bankruptcy Court entered an interim order approving debtor-in-possession financing on an interim basis. Pursuant to this interim order, the Predecessor entered into a Debtor-In-Possession Credit Agreement, dated as of August 5, 2009 (the “Initial DIP Credit Agreement”), among the Company, CSA U.S., and CSA Canada, various lenders party thereto, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, Banc of America Securities LLC, General Electric Capital Corporation and UBS Securities LLC, as co-syndication agents, Deutsche Bank Trust Company Americas, as documentation agent, Deutsche Bank Securities Inc. and General Electric Capital Corporation, as joint lead arrangers and book runners, and Banc of America Securities LLC and UBS Securities LLC, as co-arrangers. The Predecessor received final approval of the Initial DIP Credit Agreement from the Bankruptcy Court on September 1, 2009. The Predecessor received approval of the Initial DIP Credit Agreement from the Canadian Court on August 6, 2009. The Initial DIP Credit Agreement was amended on August 31, 2009 and September 11, 2009. Both amendments primarily updated some post-closing non-U.S. collateral delivery requirements. In addition, on December 2, 2009, Metzeler Automotive Profile Systems GmbH, a German limited liability company (the “German Borrower” and together with CSA U.S. and CSA Canada, the “DIP Borrowers”), became an additional borrower under the Initial DIP Credit Agreement. Under the Initial DIP Credit Agreement, the DIP Borrowers borrowed an aggregate of $175,000 principal amount of superpriority senior secured term loans in order to finance their operating, working capital and other general corporate needs (including the payment of fees and expenses in accordance with the orders of the Bankruptcy Court and the Canadian Court authorizing such borrowings). The Initial DIP Credit Agreement also provided for an ability to incur up to an aggregate of $25,000 in uncommitted incremental debt.

In order to refinance the Initial DIP Credit Agreement on terms more favorable to the Predecessor, on December 18, 2009 the Predecessor entered the DIP Credit Agreement, among the Company, the DIP Borrowers, various lenders party thereto, Deutsche Bank Trust Company Americas, as the administrative agent (in such capacity, the “DIP Agent”), collateral agent and documentation agent, and Deutsche Bank Securities Inc., as syndication agent, sole lead arranger and book runner. Under the DIP Credit Agreement, the lenders party thereto committed to provide superpriority senior secured term loans to the DIP Borrowers in an aggregate principal amount of up to $175,000 (the “DIP Facility”), subject to certain conditions. The DIP Credit Agreement also provided for an additional uncommitted $25,000 incremental facility, for a total DIP Facility of up to $200,000.

The Predecessor prepaid $25,000 of the borrowings under the DIP Credit Agreement on each of January 29, 2010, March 26, 2010, April 20, 2010, and May 18, 2010. In addition, the Company repaid $188 on March 31, 2010. The remaining balance was repaid on the Effective Date, at which time the DIP Credit Agreement was cancelled and terminated, including all agreements related thereto.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

8. Pension and Postretirement Benefits other than Pensions

The following tables disclose the amount of net periodic benefit costs for the three and nine months ended September 30, 2009 and 2010 for the Company’s defined benefit plans and other postretirement benefit plans:

			Pension Benefits
			Predecessor		Successor
			Three Months Ended September 30, 2009		Three Months Ended September 30, 2010
			U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost			$707	$686	$560	$599
Interest cost			3,787	1,841	3,846	1,706
Expected return on plan assets			(3,280)	(776)	(3,694)	(871)
Amortization of prior service cost and recognized actuarial loss			960	52	—	—

Net periodic benefit cost			$2,174	$1,803	$712	$1,434

	Pension Benefits
	Predecessor				Successor
	Nine Months Ended September 30, 2009		Five Months Ended May 31, 2010		Four Months Ended September 30, 2010
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$2,120	$1,961	$1,002	$893	$747	$791
Interest cost	11,360	5,247	6,278	2,871	5,128	2,256
Expected return on plan assets	(9,839)	(2,190)	(6,050)	(1,460)	(4,925)	(1,159)
Amortization of prior service cost and recognized actuarial loss	2,881	149	1,467	70	—	—
Curtailment cost	68	—	—	—	—	—

Net periodic benefit cost	$6,590	$5,167	$2,697	$2,374	$950	$1,888

	Other Postretirement Benefits
	Predecessor	Successor	Predecessor		Successor
	Three Months Ended September 30,		Nine Months Ended September 30, 2009	Five Months Ended May 31, 2010	Four Months Ended September 30, 2010
	2009	2010
Service cost	$442	$433	$1,307	$638	$577
Interest cost	1,079	1,025	3,201	1,701	1,367
Amortization of prior service credit and recognized actuarial gain	(823)	—	(2,466)	(1,395)	—
Other	40	21	120	35	28

Net periodic benefit cost	$738	$1,479	$2,162	$979	$1,972

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

9. Income Taxes

Under ASC Topic 270, “Interim Reporting,” the Company is required to determine its effective tax rate each quarter based upon its estimated annual effective tax rate. The Company is also required to record the tax impact of certain unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, in the interim period in which they occur. In addition, jurisdictions with a projected loss for the year where no tax benefit can be recognized are excluded from the estimated annual effective tax rate.

The effective tax rate for the five month Predecessor period ended May 31, 2010 was 6%. The effective tax rate for the three and four month Successor periods ended September 30, 2010 was 18% and 17%, respectively. The effective tax rate for the three and nine month periods ended September 30, 2009 was 26% and 7%, respectively. The income tax rate for the five month Predecessor period ended May 31, 2010 and the three and four month Successor periods ended September 30, 2010 varies from statutory rates due to the impact of deferred taxes recorded on fresh-start and reorganization adjustments, income taxes on foreign earnings, the impact of valuation allowances in the U.S. and foreign jurisdictions, tax credits, income tax incentives, withholding taxes and other permanent items. Further, the Company’s current and future provision for income taxes will be significantly impacted by the recognition of valuation allowances in certain countries, particularly the United States. The Company intends to maintain these allowances until it is more likely than not that the deferred tax assets will be realized. Accordingly, income taxes are impacted by the U.S. valuation allowance and the mix of earnings among jurisdictions.

On June 23, 2009, a U.S. and Canadian bi-lateral Advanced Pricing Arrangement (“APA”) with the Company was completed and signed. The settlement of the bi-lateral APA resulted in income tax refunds to CSA Canada for the years 2000 through 2007 totaling approximately CAD $88,000. Under the terms of the Stock Purchase Agreement with Cooper Tire and Rubber Company dated September 16, 2004, Cooper Tire and Rubber Company had a claim against the Company for the amount of tax refunds received by CSA Canada relating to the years 2000 through 2004. On July 27, 2009, CSA Canada received approximately CAD $80,000, which represented the federal portion of the expected refunds plus interest.

The Company, CSA U.S. and CSA Canada (collectively, the “Defendants”) were named as defendants in an adversary proceeding (Case No. 09-52014 (PJW)) initiated by Cooper Tire & Rubber Company and Cooper Tire Rubber & Company UK Limited (together, “CTR”) in the Bankruptcy Court on August 19, 2009 (the “CTR Adversary Proceeding”). CTR’s complaint had sought a declaratory judgment that CTR was entitled to a portion of the CAD $80,000 tax refund received by CSA Canada from the Canadian government on July 27, 2009 and a portion of all future refunds received by CSA Canada, in each case relating to the period prior to the Company’s 2004 Acquisition. CTR also sought imposition of a resulting trust or, in the alternative, a constructive trust in favor of CTR and turnover of the portion of the Canadian income tax refunds attributable to the years 2000 through 2004. In connection with the CTR Adversary Proceedings, the Defendants, CTR and the Official Committee of Unsecured Creditors appointed in the Chapter 11 Cases entered into an Agreement Concerning Terms and Conditions of a Compromise and Settlement, dated March 17, 2010 (the “CTR Settlement Agreement”). Under the terms of the CTR Settlement Agreement, CTR agreed to, among other things, dismiss its complaint in the Bankruptcy Court with prejudice and claim no further entitlement to the tax refunds. The Defendants agreed to, among other things, (i) pay CTR approximately $17,600 in cash and (ii) to obtain a release of CTR’s obligations in connection with a guarantee of one of the Company’s leases or, alternatively, provide a letter of credit in favor of CTR in the initial amount of $7,000 (but declining by $1,000 per year for seven years) to reimburse CTR for any amounts that it is required to pay the Company’s landlord on account of such guarantee. The Defendants and CTR have also granted general mutual releases to each other with respect to

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

claims and liabilities under the purchase agreement governing the Company’s 2004 acquisition and other claims and liabilities, subject to certain exceptions relating to certain continuing indemnification obligations. On April 15, 2010, the Bankruptcy Court issued an order approving the CTR Settlement Agreement. In May 2010, the Company received approximately CAD $33,000 of the remaining tax refund and related interest from Canada.

10. Comprehensive Income (Loss) and Equity (Deficit)

On an annual basis, disclosure of comprehensive income is incorporated into the statement of stockholders’ equity, which is not presented on a quarterly basis. The components of comprehensive income (loss), net of related tax, are as follows:

				Predecessor			Successor
				Three Months Ended September 30, 2009			Three Months Ended September 30, 2010
				Total	Cooper- Standard Holdings Inc.	Non- controlling Interest	Total	Cooper- Standard Holdings Inc.	Non- controlling Interest
Net income (loss) (1)				$10,666	$10,847	$(181)	$20,845	$20,833	$12
Currency translation adjustment				23,029	23,037	(8)	45,989	45,968	21
Pension and other postretirement benefits, net of tax				500	500	—	—	—	—
Fair value change of derivatives, net of tax				(58)	(58)	—	151	151	—

Comprehensive income (loss):				$34,137	$34,326	$(189)	$66,985	$66,952	$33

	Predecessor						Successor
	Nine Months Ended September 30, 2009			Five Months Ended May 31, 2010			Four Months Ended September 30, 2010
	Total	Cooper- Standard Holdings Inc.	Non- controlling Interest	Total	Cooper- Standard Holdings Inc.	Non- controlling Interest	Total	Cooper- Standard Holdings Inc.	Non- controlling Interest
Net income (loss) (1)	$(393,955)	$(393,459)	$(496)	$636,609	$636,287	$322	$25,785	$25,763	$22

Currency translation adjustment	26,112	26,076	36	(31,075)	(31,092)	17	42,953	42,937	16
Pension and other postretirement benefits, net of tax	786	786	—	126	126	—	—	—	—
Fair value change of derivatives, net of tax	4,867	4,867	—	(81)	(81)	—	206	206	—

Comprehensive income (loss):	$(362,190)	$(361,730)	$(460)	$605,579	$605,240	$339	$68,944	$68,906	$38

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

The following table summarizes the Company’s equity (deficit) activity for the nine months ended September 30, 2010:

	Cooper-Standard Holdings Inc.	Noncontrolling Interest	Total Equity (Deficit)
Equity (deficit) at January 1, 2010 - Predecessor	$(310,964)	$4,464	$(306,500)
Net income	636,287	322	636,609
Other comprehensive income (loss)	(31,047)	17	(31,030)
Sale of non-controlling interest	—	(1,844)	(1,844)
Stock-based compensation	245	—	245
Reorganization and fresh start adjustments	(294,521)	(596)	(295,117)

Equity at May 31, 2010 - Predecessor	$—	$2,363	$2,363
Issuance of 17,489,693 shares of common stock and 2,419,753 warrants in connection with emergence from bankruptcy	473,292	—	473,292

Equity at June 1, 2010 - Successor	$473,292	$2,363	$475,655
Net income (1)	25,763	22	25,785
Preferred stock dividends	(2,892)	—	(2,892)
Other comprehensive income	43,143	16	43,159
Stock-based compensation	3,066	—	3,066

Equity at September 30, 2010 - Successor	$542,372	$2,401	$544,773

(1)	Net income attributable to redeemable noncontrolling shareholders interest recorded in other long-term liabilities amounted to $164 for the three and four months ended September 30, 2010.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

11. Net Income Per Share Attributable to Cooper-Standard Holdings Inc.

Basic net income per share attributable to Cooper-Standard Holdings Inc. was computed using the two-class method by dividing net income attributable to Cooper-Standard Holdings Inc., after deducting dividends on the Company’s 7% preferred stock and undistributed earnings allocated to participating securities, by the average number of common shares outstanding during the period. The Company’s preferred shares outstanding are considered participating securities. A summary of information used to compute basic net income per share attributable to Cooper-Standard Holdings Inc. is shown below:

	Successor	Successor
	Three Months Ended September 30, 2010	Four Months Ended September 30, 2010
Net Income attributable to Cooper-Standard Holdings Inc.	$20,833	$25,763
Less: Preferred stock dividends (paid or unpaid)	(1,970)	(2,892)
Less: Undistributed earnings allocated to participating securities	(3,747)	(4,543)

Net income available to Cooper-Standard Holdings Inc. common stockholders	$15,116	$18,328

Average shares of common stock outstanding	17,489,693	17,489,693

Basic net income per share attibutable to Cooper-Standard Holdings Inc.	$0.86	$1.05

Diluted net income per share attributable to Cooper-Standard Holdings Inc. was computed using the treasury stock method dividing net income attributable to Cooper-Standard Holdings Inc. by the average number of shares of common stock outstanding, including the dilutive effect of common stock equivalents, using the average share price during the period. Diluted net income per share attributable to Cooper-Standard Holdings Inc. computed using the two-class method was anti-dilutive. A summary of information used to compute diluted net income per share attributable to Cooper-Standard Holdings Inc. is shown below:

	Successor	Successor
	Three Months Ended September 30, 2010	Four Months Ended September 30, 2010
Net income available to Cooper-Standard Holdings Inc. common stockholders	$15,116	$18,328

Average common shares outstanding	17,489,693	17,489,693
Dilutive effect of:
Common restricted stock	263,527	251,820
Preferred restricted stock	66,537	64,397
Warrants	478,677	467,665

Average dilutive shares of common stock outstanding	18,298,434	18,273,575

Diluted net income per share attibutable to Cooper-Standard Holdings Inc.	$0.83	$1.00

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

The effect of certain common stock equivalents, including convertible preferred stock and options were excluded from the computation of weighted average diluted shares outstanding for the three months ended September 30, 2010, and the four months ended September 30, 2010, respectively, as inclusion would have resulted in antidilution. A summary of these preferred shares (as if converted), and options are shown below:

	Successor	Successor
	Three Months Ended September 30, 2010	Four Months Ended September 30, 2010
Number of Options	838,952	838,952
Exercise price	$25.52	$25.52
Preferred shares, as if converted	4,335,188	4,335,188
Preferred dividends and undistributed earnings allocated to participating securities that would be added back in the diluted calculation.	$5,717	$7,435

12. Capital Stock

Common Stock

The Company is authorized to issue up to 190,000,000 shares of common stock, par value $0.001 per share. As of November 5, 2010, an aggregate of 18,376,112 shares of its common stock were issued and outstanding.

All shares of common stock vote as one class, except as otherwise provided by law. Each share of common stock carries one vote on the record date for the determination of the stockholders entitled to vote.

Each share of common stock is entitled to any dividends to be declared on a record date on or after the issue date of the common stock, except, however, that for so long as any shares of 7% preferred stock are outstanding, dividends may not be declared or paid on common stock (unless paid in common stock) unless the full cumulative preferred dividends on the 7% preferred stock have been paid and, in the case of a cash dividend, the Company shall have redeemed all shares of 7% preferred stock previously issued as a dividend paid in kind to holders of 7% preferred stock (“Additional Preferred Shares”) and subsequently tendered in an offer by the Company to purchase such Additional Preferred Shares.

Holders of common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to common stock. All outstanding shares of common stock are, and any shares of common stock to be issued upon the conversion of the 7% preferred stock or exercise of warrants will be, fully paid and non-assessable.

In the event of liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in proportion to their shareholding in the Company assets, if any, remaining after the payment of all the Company’s debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Warrants

An aggregate of 2,419,753 warrants have been issued and 2,419,753 shares of common stock are issuable upon exercise of the warrants. The warrants are exercisable into shares of common stock at an exercise price of $27.33 per share (subject to adjustment in accordance with anti-dilution protections) or on a cashless basis whereby for each warrant exercised its holder will receive a number of shares of common stock equal to (i) the “closing sale

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

price” (as defined in the Warrant Agreement that the Company entered into with Computershare Inc. and Computershare Trust Company, N.A. on May 28, 2010) minus the exercise price (in each case as of the exercise date), divided by (ii) such “closing sale price.” The warrants may be exercised at any time during the period beginning on the Effective Date and ending at the close of business on the 90-month anniversary of the Effective Date, or November 2017.

The warrants are subject to certain anti-dilution protection, including in the case of, among others, stock splits, stock dividends and distributions, tender or exchange offers, rights plans and certain issuances of common stock or derivatives. Warrant holders do not have the rights or privileges of holders of common stock, including voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of warrants. If a holder exercises warrants and would be entitled to receive a fractional interest of a share, the Company will pay cash valued at the closing sale price of the common stock on the exercise date.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share. The Company has designated 2,000,000 shares of its authorized preferred stock as 7% cumulative participating convertible preferred stock, par value $0.001 per share, of which 1,052,444 are issued and outstanding as of November 5, 2010. The 7% preferred stock ranks senior to the common stock and all other classes or series of its capital stock, except for any other class or series, the terms of which expressly provide that it ranks on a parity with the 7% preferred stock. In the event of its liquidation, winding-up or dissolution, holders of 7% preferred stock are entitled to priority in payments from the Company in an amount equal to the greater of (x) the stated value of the 7% preferred stock plus accrued and unpaid cumulative preferred dividends and (y) the conversion value of the 7% preferred stock.

Holders of 7% preferred stock are entitled to receive, when, as and if declared by the Company’s board of directors, out of funds legally available for the payment of dividends, cumulative preferred dividends on a quarterly basis at the rate of 7% per year. Dividends may be paid in cash or “in-kind” with additional shares of 7% preferred stock at the option of the Company. In addition, shares of 7% preferred stock are entitled to receive dividends to the same extent and on the same basis as dividends with respect to the common stock determined, when, as and if declared by its board of directors, out of funds legally available for the payment of dividends, in accordance with the number of shares of common stock issuable upon conversion of the 7% preferred stock at the time such dividend is declared. For so long as any shares of 7% preferred stock are outstanding, dividends may not be declared or paid on the common stock (unless paid in common stock) and the Company may not acquire any common stock unless the full cumulative preferred dividends have been paid and, in the case of a cash dividend on or cash acquisition of the common stock, unless the Company has redeemed all shares of 7% preferred stock tendered in an offer to purchase such shares.

Shares of 7% preferred stock are convertible at any time into shares of common stock at the option of the holders. The initial and current conversion price of the 7% preferred stock is $23.30574 per share of common stock, subject to certain adjustments, including, among others, stock splits and reclassifications, stock dividends and distributions, tender or exchange offers, reorganization events, rights plans and certain issuances of common stock or derivatives. The number of shares of common stock delivered upon conversion is equal to the number obtained by dividing (i) the sum of the stated value and all accrued and unpaid cumulative dividends by (ii) the conversion price.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

The Company may convert the 7% preferred stock at its option, for the number of shares of common stock as provided in the preceding paragraph, at any time after the third anniversary of the Effective Date if (i) the closing sale price of the common stock exceeded 155% of the conversion price of the 7% preferred stock for each of 30 consecutive trading days within the 45-day period prior to the notification by the Company to the holders of the 7% preferred stock of its exercise of the conversion right, (ii) its common stock has been listed on the New York Stock Exchange (the “NYSE”) or the NASDAQ Global Select Market or the NASDAQ Global Market (collectively “NASDAQ”) and has been registered pursuant to section 12 of the Exchange Act, and (iii) a registration statement covering resales of the common stock issuable upon conversion of the 7% preferred stock has been declared effective prior to the date of notice and will remain available for resales for at least 60 days after the conversion date, subject to certain exceptions.

The Company may cause the conversion of all shares of 7% preferred stock into shares of common stock immediately prior to the consummation of an underwritten initial public offering of the common stock if (i) the holders of two-thirds of the then outstanding shares of 7% preferred stock approve the conversion and (ii) the common stock has been listed on the NYSE or NASDAQ and has been registered pursuant to section 12 of the Exchange Act.

On or within 30 days after receipt of a notice from the Company of certain events that constitute a change of control or involve a “cash transaction” (as defined below), the holders of 7% preferred stock may require the Company to redeem all or a portion of their 7% preferred stock at the greater of the stated value of the 7% preferred stock plus accrued and unpaid cumulative preferred dividends or the value of the shares of the common stock into which such shares of 7% preferred stock are then convertible. If a “cash transaction” occurs prior to the fifth anniversary of our emergence from bankruptcy, holders of 7% preferred stock will be entitled to receive cash equal to the greater of (i), in the case of a “cash transaction” that occurs prior to the first anniversary of our emergence from bankruptcy, the stated value of the 7% preferred stock plus accrued and unpaid cumulative preferred dividends both multiplied by 1.175, after the first anniversary and prior to the fifth anniversary of our emergence from bankruptcy, the stated value of the 7% preferred stock plus accrued and unpaid cumulative preferred dividends both multiplied by 1.125 and, thereafter, the stated value of the 7% preferred stock plus accrued and unpaid cumulative preferred dividends and (ii) the conversion value of the 7% preferred stock as of such date. “Cash transaction” means a merger, consolidation, share exchange or other similar transaction or a sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of its consolidated assets in which all of the common stock is converted into the right to receive cash.

From and after the sixth anniversary of the Effective Date, the Company may, at its option, redeem shares of 7% preferred stock at any time, in whole or in part, for cash at the greater of (x) the stated value of the 7% preferred stock plus accrued and unpaid cumulative dividends (which value will be multiplied by 1.125 if the redemption occurs prior to the seventh anniversary of its emergence from bankruptcy) and (y) 75% of the conversion value of the 7% preferred stock as of the second trading day prior to the redemption date. If 75% of the conversion value of the 7% preferred stock is greater than the amount in (x) above, the Company may redeem the shares of 7% preferred stock in part for cash equal to the redemption value of the 7% preferred stock and in part for shares of common stock valued as of the second trading day prior to the redemption date equal to the difference between the redemption value of the 7% preferred stock and 75% of the conversion value of the 7% preferred stock. In order for the Company to elect to exercise this redemption right, a registration statement covering resales of the common stock issuable upon redemption of the 7% preferred stock must have been declared effective prior to the date of notice and must remain available for resales for at least 60 days after the redemption date, subject to certain exceptions. In addition, in order for the Company to exercise this redemption right, all cumulative preferred dividends and all participating dividends must have been paid for all past dividend periods.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

Each share of 7% preferred stock carries one vote for each share of common stock into which such share of 7% preferred stock may be converted on the record date for the determination of the stockholders entitled to vote and will be entitled to vote on any matter upon which shares of the common stock are entitled to vote, voting together with the common stock and not as a separate class. In addition, the holders of two-thirds of the outstanding 7% preferred stock are required to approve certain actions, including:

•	changes to the Company’s certificate of incorporation or the certificate of designations of the 7% preferred stock that are adverse to the rights of the 7% preferred stock;

•

changes of the 7% preferred stock (whether by merger, consolidation, reclassification or otherwise) into cash, securities or other property (except in accordance with the certificate of designations) or, in the case of a merger or consolidation involving the Company in which it is not the surviving entity, the 7% preferred stock may be exchanged for an equivalent number of shares of preferred stock of the surviving or resulting entity with substantially the same terms as the 7% preferred stock;

•

any issuance of shares of 7% preferred stock (other than the shares of 7% preferred stock issued at the Effective Date and additional shares issued as “in-kind” dividends); provided, however, that any issuance of shares of 7% preferred stock that are not offered to the existing holders of 7% preferred stock on a pro rata basis relative to their holdings on the same terms as offered to other participants in the issuance shall require the approval of each holder of 7% preferred stock;

•

the creation, authorization, issuance or increase in the amount of any equity security that ranks equally with or senior to the 7% preferred stock with respect to dividend rights, rights of redemption or rights of liquidation, dissolution or winding-up including the Company; and

•	the conversion of the shares of 7% preferred stock into shares of common stock immediately prior to the consummation of its initial underwritten public offering.

The following table summarizes the Company’s 7% preferred stock activity for the four months ended September 30, 2010:

Successor
7% Preferred Stock
Preferred Stock at June 1, 2010	$128,000
Stock-based compensation	520
Preferred stock dividends	1,419

Preferred Stock at September 30, 2010 - Successor	$129,939

On July 19, 2010, the Company paid a dividend to holders of its outstanding 7% preferred stock in the form of 10,780 additional shares of 7% preferred stock.

13. Stock-Based Compensation

The Company measures stock-based compensation expense at fair value in accordance with the provisions of GAAP and recognizes such expense over the vesting period of the stock-based employee awards.

Predecessor

Prior to the Effective Date, the Company established the 2004 Cooper-Standard Holdings Inc. Stock Incentive Plan (“Stock Incentive Plan”), which permitted the granting of nonqualified and incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees and directors. On the Effective

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

Date, outstanding awards under the Stock Incentive Plan were cancelled in accordance with the terms of the Plan of Reorganization. Total compensation expense recognized under these plans amounted to $245 for the five months ended May 31, 2010.

Successor

On the Effective Date, the Company adopted the 2010 Cooper-Standard Holdings Inc. Management Incentive Plan (the “Management Incentive Plan”) that was filed with the Bankruptcy Court on May 5, 2010 as part of the supplement to the Plan of Reorganization. The total number of shares authorized to be issued under the Management Incentive Plan as the Initial Grant Awards are as follows: (1) 4% of the common stock (or 757,896 shares of common stock, plus, subject to realized dilution on the warrants, an additional 104,075 shares of common stock) to be granted as restricted stock; (2) 4% of the 7% preferred stock (initially convertible into 178,771 shares of common stock) to be granted as restricted 7% preferred stock; and (3) 3% of the equity (or 702,509 shares of common stock, plus, subject to realized dilution on the warrants, an additional 78,057 shares of common stock) to be granted as stock options. On the day after the Effective Date, the Company issued to certain of its directors and Oak Hill Advisors L.P. or its affiliates, 26,448 shares of common stock as restricted stock and 58,386 options to purchase shares of common stock. The Company also reserved 780,566 shares of common stock for future issuance to the Company’s management.

The total number of shares which may be issued under the Management Incentive Plan as the Future Grant Awards, to be issued incrementally, are 3% of the equity (or 702,509 shares of common stock, plus, subject to realized dilution on the warrants, 78,057 shares of common stock). The issuance of shares or the payment of cash upon the exercise of an award or in consideration of the cancellation or termination of an award will reduce the total number of shares available under the Management Incentive Plan, as applicable. Shares which are subject to awards which terminate or lapse without the payment of consideration may be granted again under the Management Incentive Plan.

The compensation expense related to stock options and restricted stock granted to key employees and directors of the Company in connection with the Company’s emergence from bankruptcy, which is qualified below, does not represent payments actually made to these employees. Rather, the amounts represent the non-cash compensation expense recognized by the Company in connection with these awards for financial reporting purposes. The actual value of these awards to the recipients will depend on the trading price of the Company’s stock when the awards vest.

Stock Options. On the Effective Date, 780,566 options to purchase common stock were issued, and on the day after the Effective Date, 58,386 options were granted, all with an exercise price of $25.52. The weighted average fair value of these options is $11.42 as of September 30, 2010. All options were outstanding as of September 30, 2010, and no options were cancelled, forfeited, exercised or vested. Stock option awards are granted at the fair market value of the Company’s stock price at the date of the grant and have a 10 year term. The stock option grants vest over three or four years from the date of grant. Total compensation expense recognized for stock options amounted to $562 and $835 for the three and four months ended September 30, 2010, respectively. As of September 30, 2010, unrecognized compensation expense for stock options amounted to $8,639.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

The Company uses expected volatility of similar entities to develop the expected volatility. The expected option life was calculated using the simplified method. The risk free rate is based on the U.S. Treasury zero-coupon issues with a term equal to the expected option life on the date the stock options were granted. Fair value of the shares that are accounted for under ASC Topic 718 was estimated at the date of the grant using the Black-Scholes option pricing model and the following weighted average assumptions:

2010
Expected volatility	40.00%
Dividend yield	0.00%
Expected option life – years	6.25
Risk-free rate	3.40%

Restricted Common Shares. On the Effective Date, 861,971 restricted shares of common stock were granted, and on the day after the Effective Date, 26,448 restricted shares were granted. All restricted shares of common stock were outstanding as of September 30, 2010 and no restricted shares of common stock were cancelled, forfeited or vested. The fair value of the restricted shares of common stock is determined based on the closing sales price of the common stock on the date of grant. The weighted average grant date fair value of these shares is $25.52. The restricted shares of common stock vest over three and four years. Total compensation expense recognized for restricted shares of common stock amounted to $1,763 and $2,232 for the three and four months ended September 30, 2010, respectively. As of September 30, 2010, unrecognized compensation expense for restricted shares of common stock amounted to $20,328.

Restricted Preferred Stock. On the Effective Date, 41,664 restricted preferred stock shares were granted, and they vest over three or four years from the date of grant. On July 19, 2010, the Company paid a stock dividend of 435 restricted preferred shares. The fair value of the restricted preferred stock is determined based on the fair market value of the 7% preferred stock on the date of grant. As of September 30, 2010, there were 42,099 restricted preferred stock shares outstanding, which are convertible into 180,637 shares of common stock. The weighted average grant date fair value of these shares is $127.77. No restricted preferred stock shares were cancelled, forfeited or converted during the three months ended September 30, 2010. Total compensation expense recognized for restricted preferred stock totaled $418 and $520 for the three and four months ended September 30, 2010, respectively. As of September 30, 2010, unrecognized compensation expense for restricted preferred stock amounted to $4,804.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

14. Other Income (Expense)

The components of other income (expense) are as follows:

		Predecessor	Successor
		Three Months Ended September 30, 2009	Three Months Ended September 30, 2010
Foreign currency gains		$6,290	$5,380
Interest rate swaps		(323)	—
Loss on sale of receivables		(37)	(239)
Miscellaneous income		—	313

Other income		$5,930	$5,454

	Predecessor		Successor
	Nine Months Ended September 30, 2009	Five Months Ended May 31, 2010	Four Months Ended September 30, 2010
Foreign currency gains (losses)	$7,838	$(20,779)	$5,031
Gain on debt repurchase	9,096	—	—
Interest rate swaps	(2,414)	—	—
Loss on sale of receivables	(841)	(377)	(320)
Miscellaneous income	—	—	313

Other income (expense)	$13,679	$(21,156)	$5,024

15. Related Party Transactions

Sales to NISCO, a 50% owned joint venture, totaled $7,129 and $6,590 for the three months ended September 30, 2010 and 2009, respectively. Sales to NISCO totaled $12,273 and $9,530 for the five months ended May, 31, 2010 and four months ended September 30, 2010, respectively. Sales to NISCO totaled $15,297 for the nine months ended September 30, 2009.

Purchases of material from Guyoung Technology Co. Ltd, a Korean corporation of which the Company owns approximately 20% of the common stock, totaled $1,394 and $1,852 for the three months ended September 30, 2010 and 2009, respectively. Purchases of material from Guyoung Technology Co. Ltd totaled $4,052 and $2,291 for the five months ended May 31, 2010 and four months ended September 30, 2010, respectively. Purchases of material from Guyoung Technology Co. Ltd totaled $2,489 for the nine months ended September 30, 2009.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

16. Business Segments

The Company has two reportable segments, North America and International (comprising all of the Company’s operations outside of North America). The Company evaluates segment performance based on segment profit before tax. The following table details information on the Company’s business segments:

		Predecessor	Successor
		Three Months Ended September 30, 2009	Three Months Ended September 30, 2010
Sales to external customers
North America		$251,700	$316,585
International		266,142	269,065

Consolidated		$517,842	$585,650

Intersegment sales
North America		$1,598	$1,156
International		1,441	2,064
Eliminations and other		(3,039)	(3,220)

Consolidated		$—	$—

Segment profit (loss)
North America		$20,036	$29,122
International		(5,597)	(3,670)

Income before income taxes		$14,439	$25,452

	Predecessor		Successor
	Nine Months Ended September 30, 2009	Five Months Ended May 31, 2010	Four Months Ended September 30, 2010
Sales to external customers
North America	$632,234	$508,738	$432,981
International	735,422	500,390	368,311

Consolidated	$1,367,656	$1,009,128	$801,292

Intersegment sales
North America	$3,325	$1,757	$1,665
International	4,101	3,206	2,560
Eliminations and other	(7,426)	(4,963)	(4,225)

Consolidated	$—	$—	$—

Segment profit (loss)
North America	$(259,702)	$590,121	$37,255
International	(165,592)	86,428	(5,954)

Income (loss) before income taxes	$(425,294)	$676,549	$31,301

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

	Predecessor	Successor
	December 31, 2009	September 30, 2010
Segment assets
North America	$694,442	$789,218
International	877,971	891,888
Eliminations and other	164,994	181,352

Consolidated	$1,737,407	$1,862,458

Restructuring costs included in segment profit for North America totaled $197 and $87 for the three months ended September 30, 2010 and 2009, respectively. International restructuring costs totaled $621and $4,370 for the three months ended September 30, 2010 and 2009, respectively. Eliminations and other totaled $0 and $(79) for the three months ended September 30, 2010 and 2009, respectively.

Restructuring costs included in segment profit for North America totaled $851 and $340 for the five months ended May 31, 2010 and four months ended September 30, 2010, respectively and $9,608 for the nine months ended September 30, 2009. International restructuring costs totaled $5,042 and $860 for the five months ended May 31, 2010 and four months ended September 30, 2010, respectively and $21,279 for the nine months ended September 30, 2009. Eliminations and other totaled $0 for the five months ended May 31, 2010 and four months ended September 30, 2010 and $1,984 for the nine months ended September 30, 2009.

17. Financial Instruments

Fair values of the Predecessor’s prepetition senior notes and prepetition senior subordinated notes approximated $256,106 at December 31, 2009, based on quoted market prices, compared to the recorded values totaling $505,300. Fair values of the Predecessor’s term loans approximated $512,828 at December 31, 2009, based on quoted market prices, compared to the recorded values totaling $520,637. As a result of the adoption of fresh-start accounting, all remaining amounts recorded related to the Predecessor’s prepetition senior notes, prepetition senior subordinated notes, and term loans were eliminated. See Note 3, “Fresh-Start Accounting.”

Fair values of the Debtors’ DIP financing approximated $177,188 at December 31, 2009, based on quoted market prices, compared to the recorded value totaling $175,000. Upon the Company’s emergence from bankruptcy, the DIP financing was repaid.

Fair values of the Senior Notes approximated $465,750 at September 30, 2010, based on quoted market prices, compared to the recorded value of $450,000.

The Company uses derivative financial instruments, including forwards and swap contracts to manage its exposures to fluctuations in foreign exchange, interest rates and commodity prices. For a fair value hedge, both the effective and ineffective, if significant, portions are recorded in earnings and reflected in the consolidated statement of operations. For a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in accumulated other comprehensive income (loss) in the consolidated balance sheet. The ineffective portion, if significant, is recorded in other income or expense. When the underlying hedged transaction is realized or the hedged transaction is no longer probable, the gain or loss included in accumulated other comprehensive income (loss) is recorded in earnings and reflected in the consolidated statement of operations on the same line as the gain or loss on the hedged item attributable to the hedged risk.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

The Company formally documents its hedge relationships, including the identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the cash flow hedges. The Company also formally assesses whether a cash flow hedge is highly effective in offsetting changes in the cash flows of the hedged item. Derivatives are recorded at fair value in other current assets, accrued liabilities and other long-term liabilities.

Derivative Instruments and Hedging Activities

The Predecessor’s failure to make the scheduled interest payments on its prepetition senior notes and prepetition senior subordinated notes and the expiration of the applicable 30-day period on July 16, 2009 constituted a “cross-default” under the Company’s ISDA Agreements in the names of CSA U.S., CSA Canada and Cooper-Standard Automotive International Holdings B.V., with its various senior lenders as counterparties. As a result, the counterparties to certain outstanding derivative contracts under these ISDA Agreements elected to exercise their option of early termination under such contracts. Certain interest rate, foreign exchange and commodity swap derivatives that were designated under ASC 815 as cash flow hedges were terminated for the purposes of ASC 815 as a result of the failure to make the interest payment and in anticipation of the termination events. The values of these terminated derivatives, totaling $18,081, were classified as liabilities subject to compromise and were repaid upon emergence from bankruptcy.

Cash Flow Hedges

Forward foreign exchange contracts – The Company enters into forward contracts to hedge currency risk of the U.S. Dollar against the Mexican Peso, Canadian Dollar and the Euro against the Czech Koruna, Polish Zloty and U.S. Dollar. The forward contracts are used to mitigate the potential volatility to earnings and cash flow arising from changes in currency exchange rates that impact the Company’s foreign currency transactions. The gain or loss on the forward contracts is reported as a component of other comprehensive income (loss) (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The amounts reclassified from accumulated other comprehensive income (loss) (“AOCI”) into cost of products sold were $52 and $79 for the three months ended September 30, 2010 and 2009, respectively. Amounts reclassified from AOCI into cost of products sold were $126 and $96 for the five months ended May 31, 2010, and four months ended September 30, 2010, respectively. Amounts reclassified from AOCI into cost of products sold were $(141) for the nine months ended September 30, 2009.

A summary of the outstanding contracts and the respective notional amounts is below:

		Notional Amount	Notional Amount (local currency)
Mexican peso	USD	4,950	63,372
United States Dollar	CAD	4,959	4,800
Czech Koruna	EUR	1,133	28,000
Polish Zloty	EUR	1,063	4,250
United States Dollar	EUR	1,597	2,075

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

At September 30, 2010, the fair value before taxes of the Company’s forward exchange contracts and the accounts in the condensed consolidated balance sheet in which the fair value amounts are included are shown below:

September 30, 2010
Asset/(liability)
Other current assets	$80
Accrued liabilities	(12)

$68

Interest rate swaps – The Company has an interest rate swap contract to manage cash flow fluctuations of variable rate debt due to changes in market interest rates. This contract, which fixes the interest payment of a certain variable rate debt instrument, is accounted for as a cash flow hedge. As of September 30, 2010, the USD notional amount of this contract was $6,789. At September 30, 2010, the fair value before taxes of the Company’s interest rate swap contract was $363 and is recorded in accrued liabilities and other long-term liabilities in the Company’s consolidated balance sheet with the offset reflected in AOCI, net of deferred taxes. The amounts reclassified from AOCI into interest expense for this swap was $61 for the three months ended September 30, 2010 and 2009. The amounts reclassified from AOCI into interest expense for this swap were $102 and $81 for the five months ended May 31, 2010 and four months ended September 30, 2010, respectively. The amounts reclassified from AOCI into interest expense for this swap were $70 for the nine months ended September 30, 2009. The amount to be reclassified in the next twelve months is expected to be approximately $201. The maturity date of this interest rate swap contract is September 2013.

As a result of the adoption of fresh-start accounting, all remaining amounts recorded in accumulated other comprehensive income (loss) related to forward foreign exchange contracts and interest rate swaps were eliminated. See Note 3, “Fresh-Start Accounting”.

Fair Value Measurements

ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs, such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

Estimates of the fair value of foreign currency and commodity derivative instruments are determined using exchange traded prices and rates. The Company also considers the risk of non-performance in the estimation of fair value and includes an adjustment for non-performance risk in the measure of fair value of derivative instruments. In certain instances where market data is not available, the Company uses management judgment to develop assumptions that are used to determine fair value. Fair value measurements and the fair value hierarchy level for the Company’s liabilities measured or disclosed at fair value on a recurring basis as of September 30, 2010, are shown below:

Contract	Asset (Liability)	Level 1	Level 2	Level 3
Interest rate swap	$(363)	$—	$—	$(363)
Forward foreign exchange contract	68	—	—	68

Total	$(295)	$—	$—	$(295)

A reconciliation of changes in assets and liabilities related to derivative instruments measured at fair value using the market and income approach adjusted for our and our counterparty’s credit risks for the nine months ended September 30, 2010, is shown below:

Beginning Balance as of January 1, 2010 - Predecessor	$406
Total (gains) or losses (realized or unrealized) included in earnings (or changes in net liabilities)	228
Included in other comprehensive income	87
Purchases, issuances and settlements	(228)

Balance as of May 31, 2010	$493
Total (gains) or losses (realized or unrealized) included in earnings (or changes in net liabilities)	177
Included in other comprehensive income	(198)
Purchases, issuances and settlements	(177)

Ending Balance as of September 30, 2010 - Successor	$295

The amount of total (gains) or losses for the period included in earnings (or changes in net liabilities) attributable to the change in unrealized (gains) or losses relating to assets still held at the reporting date	$—

(Gains) and losses (realized and unrealized) included in earnings (or changes in net liabilities) for the period (above) are reported in cost of products sold and other income (expense):

	Predecessor	Successor
	Five Months Ended May 31, 2010	Four Months Ended September 30, 2010
Total (gains) or losses included in earnings (or changes in net liabilities) for the period (above)	$228	$177
Change in unrealized (gains) or losses relating to assets still held at the reporting date	—	—

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

Items measured at fair value on a non-recurring basis

In addition to items that are measured at fair value on a recurring basis, the Company measures certain assets and liabilities at fair value on a non-recurring basis, which are not included in the table above. As these non-recurring fair value measurements are generally determined using unobservable inputs, these fair value measurements are classified within Level 3 of the fair value hierarchy. For further information on assets and liabilities measured at fair value on a non-recurring basis, see Note 3, “Fresh-Start Accounting,” and Note 5, “Restructuring.”

18. Accounts Receivable Factoring

As a part of its working capital management, the Company sells certain receivables through third party financial institutions without recourse. The amount sold varies each month based on the amount of underlying receivables and cash flow needs of the Company. At September 30, 2010 and 2009, the Company had $39,040 and $33,428, respectively, of receivables outstanding under receivable transfer agreements entered into by various locations. For the four months ended September 30, 2010 and five months ended May 31, 2010, total accounts receivables factored was $31,510 and $40,592, respectively. The Company incurred a loss on the sale of receivables of $239 and $23 for the three months ended September 30, 2010 and 2009, respectively. Losses incurred on the sale of receivables were $377 and $320 for the five months ended May 31, 2010 and four months ended September 30, 2010, respectively and $573 for the nine months ended September 30, 2009; these amounts are recorded in other income (expense) in the consolidated statements of operations. The Company continues to service the receivables for one of the locations. These are permitted transactions under the Company’s credit agreement. The Company is also pursuing similar arrangements in various locations.

19. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

20. Guarantor and Non-Guarantor Subsidiaries

In connection with the May 27, 2010 Reorganization of the Company, Cooper-Standard Automotive Inc. (the “Issuer”), a wholly-owned subsidiary, issued Senior Notes with a total principal amount of $450,000. Cooper-Standard Holdings Inc. and all wholly-owned domestic subsidiaries of Cooper-Standard Automotive Inc. (the “Guarantors”) unconditionally guarantee the notes. The following condensed consolidated financial data provides information regarding the financial position, results of operations, and cash flows of the Guarantors. Separate financial statements of the Guarantors are not presented because management has determined that those would not be material to the holders of the notes. The Guarantors account for their investments in the non-guarantor subsidiaries on the equity method. The principal elimination entries are to eliminate the investments in subsidiaries and intercompany balances and transactions.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF OPERATIONS

For the Three Months Ended September 30, 2009

Predecessor

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
Sales	$—	$89.6	$115.2	$335.9	$(22.9)	$517.8
Cost of products sold	—	73.8	87.3	297.6	(22.9)	435.8
Selling, administration, & engineering expenses	—	18.8	10.9	23.0	—	52.7
Amortization of intangibles	—	0.1	—	0.1	—	0.2
Impairment charges	—	(50.9)	17.3	33.6	—	—
Restructuring	—	—	(1.6)	6.0	—	4.4

Operating profit (loss)	—	47.8	1.3	(24.4)	—	24.7
Interest expense, net of interest income	—	(8.9)	—	(3.0)	—	(11.9)
Equity earnings	—	—	0.5	0.7	—	1.2
Reorganization items, net	—	(5.6)	—	—	—	(5.6)
Other income (expense), net	—	1.4	(0.3)	4.9	—	6.0

Income (loss) before income taxes	—	34.7	1.5	(21.8)	—	14.4
Provision for income tax expense (benefit)	—	(0.6)	(0.2)	4.6	—	3.8

Income (loss) before equity in income (loss) of subsidiaries	—	35.3	1.7	(26.4)	—	10.6
Equity in net income (loss) of subsidiaries	10.6	(24.7)	—	—	14.1	—

Consolidated net income (loss)	10.6	10.6	1.7	(26.4)	14.1	10.6
Less: Net (income) loss attributable to noncontrolling interest	—	—	—	0.2	—	0.2

Net Income (loss) attributable to Cooper-Standard Holdings Inc.	$10.6	$10.6	$1.7	$(26.2)	$14.1	$10.8

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF OPERATIONS

For the Three Months Ended September 30, 2010

Successor

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
Sales	$—	$106.5	$140.9	$364.4	$(26.1)	$585.7
Cost of products sold	—	89.0	116.1	304.6	(26.1)	483.6
Selling, administration, & engineering expenses	—	38.1	1.0	29.5	—	68.6
Amortization of intangibles	—	2.8	—	1.0	—	3.8
Restructuring	—	0.1	0.2	0.5	—	0.8

Operating profit (loss)	—	(23.5)	23.6	28.8	—	28.9
Interest expense, net of interest income	—	(9.1)	—	(1.6)	—	(10.7)
Equity earnings	—	0.3	0.7	0.8	—	1.8
Other income (expense), net	—	13.8	0.8	(9.2)	—	5.4

Income (loss) before income taxes	—	(18.5)	25.1	18.8	—	25.4
Provision for income tax expense (benefit)	—	(5.5)	7.5	2.4	—	4.4

Income (loss) before equity in income (loss) of subsidiaries	—	(13.0)	17.6	16.4	—	21.0
Equity in net income (loss) of subsidiaries	21.0	34.0	—	—	(55.0)	—

Consolidated net income (loss)	21.0	21.0	17.6	16.4	(55.0)	21.0
Less: Net (income) loss attributable to noncontrolling interest	—	—	—	(0.2)	—	(0.2)

Net Income (loss) attributable to Cooper-Standard Holdings Inc.	$21.0	$21.0	$17.6	$16.2	$(55.0)	$20.8

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2009

Predecessor

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
Sales	$—	$234.1	$286.6	$902.8	$(55.9)	$1,367.6
Cost of products sold	—	200.2	235.4	812.8	(55.9)	1,192.5
Selling, administration, & engineering expenses	—	57.0	22.9	66.3	—	146.2
Amortization of intangibles	—	10.1	0.9	3.8	—	14.8
Impairment charges		240.7	31.0	91.0		362.7
Restructuring	—	7.4	0.1	25.4	—	32.9

Operating profit (loss)	—	(281.3)	(3.7)	(96.5)	—	(381.5)
Interest expense, net of interest income	—	(45.6)	—	(8.0)	—	(53.6)
Equity earnings (loss)	—	—	—	1.7	—	1.7
Reorganization items, net	—	(5.6)	—	—	—	(5.6)
Other income (expense)	—	13.0	(1.1)	1.8	—	13.7

Income (loss) before income taxes	—	(319.5)	(4.8)	(101.0)	—	(425.3)
Provision for income tax expense (benefit)	—	64.5	1.0	(96.8)	—	(31.3)

Income (loss) before equity in income (loss) of subsidiaries	—	(384.0)	(5.8)	(4.2)	—	(394.0)
Equity in net income of subsidiaries	(394.0)	(10.0)	—	—	404.0	—

Consolidated net income (loss)	(394.0)	(394.0)	(5.8)	(4.2)	404.0	(394.0)
Less: Net (income) loss attributable to noncontrolling interest	—	—	—	0.5	—	0.5

Net Income (loss) attributable to Cooper-Standard Holdings Inc.	$(394.0)	$(394.0)	$(5.8)	$(3.7)	$404.0	$(393.5)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF OPERATIONS

For the Five Months Ended May 31, 2010

Predecessor

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
Sales	$—	$179.5	$223.1	$650.8	$(44.3)	$1,009.1
Cost of products sold	—	154.2	181.7	540.6	(44.3)	832.2
Selling, administration, & engineering expenses	—	41.9	—	50.2	—	92.1
Amortization of intangibles	—	0.2	—	0.1	—	0.3
Restructuring	—	0.1	0.1	5.7	—	5.9

Operating profit (loss)	—	(16.9)	41.3	54.2	—	78.6
Interest expense, net of interest income	—	(32.7)	—	(11.8)	—	(44.5)
Equity earnings (loss)	—	—	2.6	1.0	—	3.6
Reorganization items, net	—	516.6	(2.7)	146.1	—	660.0
Other income (expense)	—	4.2	0.4	(25.8)	—	(21.2)

Income (loss) before income taxes	—	471.2	41.6	163.7	—	676.5
Provision for income tax expense (benefit)	—	39.5	(35.2)	35.6	—	39.9

Income (loss) before equity in income (loss) of subsidiaries	—	431.7	76.8	128.1	—	636.6
Equity in net income (loss) of subsidiaries	636.6	204.9	—	—	(841.5)	—

Consolidated net income (loss)	636.6	636.6	76.8	128.1	(841.5)	636.6
Less: Net (income) loss attributable to noncontrolling interest	—	—	—	(0.3)	—	(0.3)

Net Income (loss) attributable to Cooper-Standard Holdings Inc.	$636.6	$636.6	$76.8	$127.8	$(841.5)	$636.3

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF OPERATIONS

For the Four Months Ended September 30, 2010

Successor

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
Sales	$—	$146.5	$192.1	$498.6	$(35.9)	$801.3
Cost of products sold	—	125.3	154.1	421.9	(35.9)	665.4
Selling, administration, & engineering expenses	—	51.4	1.1	39.1	—	91.6
Amortization of intangibles	—	3.7	—	1.4	—	5.1
Restructuring	—	0.1	0.2	0.9	—	1.2

Operating profit (loss)	—	(34.0)	36.7	35.3	—	38.0
Interest expense, net of interest income	—	(12.1)	—	(2.1)	—	(14.2)
Equity earnings (loss)	—	0.3	1.2	1.0	—	2.5
Other income (expense)	—	14.3	0.8	(10.1)	—	5.0

Income (loss) before income taxes	—	(31.5)	38.7	24.1	—	31.3
Provision for income tax expense (benefit)	—	(9.0)	11.2	3.2	—	5.4

Income (loss) before equity in income (loss) of subsidiaries	—	(22.5)	27.5	20.9	—	25.9
Equity in net income of subsidiaries	25.9	48.4	—	—	(74.3)	—

Consolidated net income (loss)	25.9	25.9	27.5	20.9	(74.3)	25.9
Less: Net (income) loss attributable to noncontrolling interest	—	—	—	(0.2)	—	(0.2)

Net Income (loss) attributable to Cooper-Standard Holdings Inc.	$25.9	$25.9	$27.5	$20.7	$(74.3)	$25.7

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING BALANCE SHEET

December 31, 2009

Predecessor

						Consolidated
	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Totals
	(dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$—	$91.5	$0.7	$288.1	$—	$380.3
Accounts receivable, net	—	54.3	61.0	240.2	—	355.5
Inventories	—	16.4	22.9	72.3	—	111.6
Prepaid Expenses	—	3.4	0.4	18.4	—	22.2
Other	—	42.8	0.5	33.1	—	76.4

Total current assets	—	208.4	85.5	652.1	—	946.0
Investments in affiliates and intercompany accounts, net	(311.0)	580.2	660.4	(197.6)	(696.0)	36.0
Property, plant, and equipment, net	—	65.5	94.1	426.6	—	586.2
Goodwill	—	87.7	—	—	—	87.7
Other assets	—	11.2	3.7	66.6	—	81.5

	$(311.0)	$953.0	$843.7	$947.7	$(696.0)	$1,737.4

LIABILITIES & EQUITY (DEFICIT)
Current liabilities:
Debt payable within one year	$—	$75.0	$—	$118.2	$—	$193.2
Accounts payable	—	37.4	14.2	114.7	—	166.3
Accrued liabilities	—	41.4	5.9	111.3	—	158.6

Total current liabilities	—	153.8	20.1	344.2	—	518.1
Liabilities subject to compromise	69.1	1,077.9	2.8	112.1	—	1,261.9
Long-term debt	—	—	—	11.1	—	11.1
Other long-term liabilities	—	141.3	6.4	105.1	—	252.8

	69.1	1,373.0	29.3	572.5	—	2,043.9
Total Cooper-Standard Holdings Inc. stockholders’ equity (deficit)	(380.1)	(420.0)	814.4	370.7	(696.0)	(311.0)
Noncontrolling interest	—	—	—	4.5	—	4.5

Total equity (deficit)	(380.1)	(420.0)	814.4	375.2	(696.0)	(306.5)

Total liabilities and equity (deficit)	$(311.0)	$953.0	$843.7	$947.7	$(696.0)	$1,737.4

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING BALANCE SHEET

September 30, 2010

Successor

						Consolidated
	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Totals
	(dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$—	$130.5	$—	$101.8	$—	$232.3
Accounts receivable, net	—	65.2	87.4	290.7	—	443.3
Inventories	—	17.1	26.0	80.8	—	123.9
Prepaid Expenses	—	4.5	0.8	19.4	—	24.7
Other	—	17.3	(1.3)	19.7	—	35.7

Total current assets	—	234.6	112.9	512.4	—	859.9
Investments in affiliates and intercompany accounts, net	542.4	437.9	909.1	(229.6)	(1,611.7)	48.1
Property, plant, and equipment, net	—	66.3	74.3	453.9	—	594.5
Goodwill	—	112.4	—	26.1	—	138.5
Other assets	—	106.6	0.3	114.6	—	221.5

	$542.4	$957.8	$1,096.6	$877.4	$(1,611.7)	$1,862.5

LIABILITIES & EQUITY (DEFICIT)
Current liabilities:
Debt payable within one year	$—	$—	$—	$19.2	$—	$19.2
Accounts payable	—	41.0	32.1	106.8	—	179.9
Accrued liabilities	—	83.5	10.2	123.0	—	216.7

Total current liabilities	—	124.5	42.3	249.0	—	415.8
Long-term debt	—	450.0	—	7.9	—	457.9
Other long-term liabilities	—	171.6	5.9	136.6	—	314.1

	—	746.1	48.2	393.5	—	1,187.8
Preferred Stock	—	129.9	—	—	—	129.9
Total Cooper-Standard Holdings Inc. stockholders’ equity (deficit)	542.4	81.8	1,048.4	481.5	(1,611.7)	542.4
Noncontrolling interest	—	—	—	2.4	—	2.4

Total equity (deficit)	542.4	81.8	1,048.4	483.9	(1,611.7)	544.8

Total liabilities and equity (deficit)	$542.4	$957.8	$1,096.6	$877.4	$(1,611.7)	$1,862.5

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2009

Predecessor

						Consolidated
	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Totals
	(dollars in millions)
OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$—	$(28.6)	$5.5	$53.3	$—	$30.2
INVESTING ACTIVITIES
Property, plant, and equipment	—	(3.3)	(3.5)	(18.7)	—	(25.5)
Fixed asset proceeds	—	—	0.2	0.1	—	0.3

Net cash used in investing activities	—	(3.3)	(3.3)	(18.6)	—	(25.2)
FINANCING ACTIVITIES
Increase/(decrease) in short term debt	—	84.2	—	46.4	—	130.6
Principal payments on long-term debt	—	(2.3)	—	(9.0)	—	(11.3)
Repurchase of bonds	—	(0.7)	—	—	—	(0.7)
Other	—	(5.5)	(1.7)	7.5	—	0.3

Net cash provided by (used in) financing activities	—	75.7	(1.7)	44.9	—	118.9
Effects of exchange rate changes on cash	—	(0.9)	—	19.2	—	18.3
Changes in cash and cash equivalents	—	42.9	0.5	98.8	—	142.2
Cash and cash equivalents at beginning of period	—	40.0	—	71.5	—	111.5

Cash and cash equivalents at end of period	$—	$82.9	$0.5	$170.3	$—	$253.7

Depreciation and amortization	$—	$22.5	$17.1	$48.5	$—	$88.1

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF CASH FLOWS

For the Five Months Ended May 31, 2010

Predecessor

						Consolidated
	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Totals
	(dollars in millions)
OPERATING ACTIVITIES
Net cash used in operating activities	$—	$(122.8)	$(0.3)	$47.7	$—	$(75.4)
INVESTING ACTIVITIES
Property, plant, and equipment	—	(3.0)	(4.0)	(15.9)	—	(22.9)
Fixed asset proceeds	—	—	3.6	0.2	—	3.8

Net cash provided by (used in) investing activities	—	(3.0)	(0.4)	(15.7)	—	(19.1)
FINANCING ACTIVITIES
Increase/(decrease) in short term debt	—	(75.0)	—	(102.1)	—	(177.1)
Principal payments on long-term debt	—	(595.5)	—	(114.0)	—	(709.5)
Proceeds from issuance of stock	—	355.0	—	—	—	355.0
Debt issuance costs	—	(30.9)	—	(0.1)	—	(31.0)
Proceeds from issuance of long-term debt	—	450.0	—	—	—	450.0

Net cash provided by (used in) financing activities	—	103.6	—	(216.2)	—	(112.6)
Effects of exchange rate changes on cash	—	(0.3)	—	5.8	—	5.5
Changes in cash and cash equivalents	—	(22.5)	(0.7)	(178.4)	—	(201.6)
Cash and cash equivalents at beginning of period	—	91.5	0.7	288.1	—	380.3

Cash and cash equivalents at end of period	$—	$69.0	$—	$109.7	$—	$178.7

Depreciation and amortization	$—	$6.5	$6.6	$22.6	$—	$35.7

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Dollar amounts in thousands except per share amounts)

CONSOLIDATING STATEMENT OF CASH FLOWS

For the Four Months Ended September 30, 2010

Successor

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
	(dollars in millions)
OPERATING ACTIVITIES
Net cash used in operating activities	$1.4	$38.4	$3.3	$37.2	$—	$80.3
INVESTING ACTIVITIES
Property, plant, and equipment	—	(4.1)	(3.3)	(16.1)	—	(23.5)
Fixed asset proceeds	—	—	—	0.1	—	0.1

Net cash provided by (used in) investing activities	—	(4.1)	(3.3)	(16.0)	—	(23.4)
FINANCING ACTIVITIES
Increase/(decrease) in short term debt	—	—	—	3.1	—	3.1
Principal payments on long-term debt	—	—	—	(1.5)	—	(1.5)
Other	(1.4)	27.3	—	(27.3)	—	(1.4)

Net cash provided by (used in) financing activities	(1.4)	27.3	—	(25.7)	—	0.2
Effects of exchange rate changes on cash	—	(0.1)	—	(3.4)	—	(3.5)
Changes in cash and cash equivalents	—	61.5	—	(7.9)	—	53.6
Cash and cash equivalents at beginning of period	—	69.0	—	109.7	—	178.7

Cash and cash equivalents at end of period	$—	$130.5	$—	$101.8	$—	$232.3

Cooper-Standard Automotive Inc.

Exchange Offer for

$450,000,000 8 1/2% Senior Notes due 2018

Prospectus

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Ohio

Cooper-Standard Automotive Inc. (the “Company”) and CSA Services Inc. are Ohio corporations. Section 1701.13 of the Ohio Revised Code (the “ORC”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, other than an action brought by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. In any particular instance, upon determination that the applicable standard of conduct has been met, indemnification may be made by a corporation. Such determination must be made by a court, by a majority of disinterested directors, by independent counsel (in certain limited cases) or by the shareholders of the corporation.

In the case of an action brought by or in the right of the corporation, the same standards apply, except that no indemnification is available if such person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company or such other corporation unless and to the extent that a court determines that in view of all the circumstances he or she is fairly and reasonably entitled to indemnity for expenses the court deems proper. The Company cannot indemnify a director with respect to any action or suit where the only liability asserted against the director is pursuant to Ohio Revised Code Section 1701.95, which imposes liability upon directors who vote for or assent to, among other things, improper dividends, redemptions, dividends or loans.

The ORC requires that a corporation indemnify a present or former director or officer of a corporation against certain expenses if the person has been successful, on the merits or otherwise, in defense of any action, suit or proceeding or in defense of any issue therein. In addition, the ORC permits the advancement of expenses relating to the defense of any proceeding to directors, officers, other employees and agents, if the person agrees to reasonably cooperate with the corporation concerning such proceeding and commits to repay the corporation for the advances made for such expenses in the event that such person is ultimately determined not to be entitled to indemnification therefor.

The ORC provides that the indemnification provisions contained in the ORC are not exclusive of any other right that a person seeking indemnification may have or later acquire under any provision of the corporation’s articles or regulations, under any other agreement, by any vote of shareholders or disinterested directors or otherwise. In addition, the ORC provides that a corporation may maintain insurance or similar protection, at its expense, to protect itself and any director, officer, employee or agent of the corporation against any expense, liability or loss arising in connection with their service to the corporation. This insurance may provide benefits regardless of whether the corporation has the power to indemnify a particular person under the ORC.

The Company’s Code of Regulations provides that the Company will indemnify any person that is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred if such person acted in good faith and in a manner such person believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action or suit by or in the right of the Company to procure a judgment in its favor, no indemnification will be made in respect of any claim, issue or matter as to which (1) such person is adjudged to be liable for negligence or misconduct in the performance of such person’s duty to the Company, unless the court or independent legal counsel determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity or (2) any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the ORC.

CSA Services Inc.’s Code of Regulations provides that CSA Services Inc. will indemnify, to the fullest extent of the law, any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of CSA Services Inc.

Cooper-Standard Automotive OH, LLC is an Ohio limited liability company. The ORC provides that limited liability companies have substantially the same authority to indemnify its managers, officers, employees or agents as a corporation has under the ORC to indemnify its directors, officers, employees or agents.

Delaware

Cooper-Standard Automotive FHS Inc., Cooper-Standard Holdings Inc., NISCO Holding Company, StanTech, Inc. and Sterling Investments Company are Delaware corporations. Section 145 of the Delaware General Corporation Law (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto or eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Cooper-Standard Automotive FHS Inc.’s bylaws provide that Cooper-Standard Automotive FHS Inc. will, to the fullest extent permitted by the DGCL, indemnify any person that is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of Cooper-Standard Automotive FHS, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred if such person acted in good faith and in a manner such person believed to be in or not opposed to the best interests of Cooper-Standard Automotive FHS and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action or suit by or in the right of Cooper-Standard Automotive FHS to procure a judgment in its favor, no indemnification will be made in respect of any claim, issue or matter as to which such person is adjudged to be liable for gross negligence or willful misconduct to Cooper-Standard Automotive FHS, unless the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

Cooper-Standard Holdings Inc.’s bylaws provide that Cooper-Standard Holdings Inc. will indemnify, to the fullest extent authorized or permitted by applicable law, each person who was or is made a party to or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Cooper-Standard Holdings Inc.; provided, however, that with respect to proceedings to enforce rights to indemnification, Cooper-Standard Holdings Inc. will indemnify such a person in connection with a proceeding initiated by such person only if such proceeding is authorized by the board of directors.

Nisco Holding Company’s bylaws provide that Nisco Holding Company will indemnify any person that is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Nisco Holding Company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Nisco Holding Company and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action or suit by or in the right of Nisco Holding Company to procure a judgment in its favor, no indemnification will be made in respect of any claim, issue or matter as to which such person is adjudged to be liable to Nisco Holding Company, unless the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

StanTech Inc.’s bylaws provide that StanTech Inc. will indemnify any person that is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of StanTech Inc., against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of StanTech Inc. and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action or suit by or in the right of StanTech Inc. to procure a judgment in its favor, no indemnification will be made in respect of any claim, issue or matter as to which such person is adjudged to be liable to StanTech Inc., unless the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

Cooper-Standard Automotive Fluid Systems Mexico Holding LLC is a Delaware limited liability company. Section 18108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Texas

North American Rubber, Incorporated is a Texas corporation. The Texas Business Corporation Act (“TBCA”) permits a Texas corporation to indemnify any present or former director, officer, employee or agent of the corporation against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with a proceeding in which any such person was, is or is threatened to be, made a party by reason of holding such office or position, provided that he conducted himself in good faith and reasonably believed that, in the case of conduct in his official capacity as a director or officer of the corporation, such conduct was in the corporation’s best interests and, in the case of a criminal proceeding, a director or officer may be indemnified only if he had no reasonable cause to believe his conduct was unlawful. However, indemnification is limited to reasonable expenses actually incurred where (a) a person is found liable on the basis that a personal benefit was improperly received or (b) the person is found liable in a derivative suit brought on behalf of the corporation and the person was not liable for willful or intentional misconduct. Under the TBCA, a director or officer must be indemnified in cases in which he is wholly successful on the merits or in the defense of the proceedings. The TBCA provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise. The TBCA authorizes corporations to maintain insurance to cover indemnification expenses on behalf of any person who is or was a director, officer, agent or employee of the corporation or was serving at the request of the corporation, regardless of whether the corporation would have the power to indemnify such person against liability under the TBCA.

North American Rubber Incorporated’s bylaws provide that North American Rubber Incorporated will, to the fullest extent permitted by the TBCA, indemnify any person that is or was made a party or is involved in any action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of North American Rubber Incorporated, against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes pursuant to ERISA or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered; provided, however, that North American Rubber Incorporated will only indemnify such a person in connection with a proceeding initiated by such person if such proceeding was authorized by the board of directors.

Michigan

Westborn Service Center, Inc. is a Michigan corporation. Under the Michigan Business Corporation Act, a corporation is permitted to indemnify any person who was, is or is threatened to be made a party to any proceeding, other than an action, suit or proceeding by or in the right of the corporation, by reason of the fact that he or she was serving as a director, officer, employee or agent of the corporation or serving, at the request of the corporation, as a director, officer, partner, trustee, employee or agent of another corporation, whether domestic or foreign, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, and judgments, penalties, fines and amounts paid in settlement that are actually and reasonably incurred by him or her in connection with the proceeding if the indemnified person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification may be made without judicial approval with respect to a claim, issue, or matter in which the person acting in an indemnified capacity has been found liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify that person against the expenses the officer or director has actually and reasonably incurred.

The provisions concerning indemnification and advancement of expenses are not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under a corporation’s articles of incorporation, its bylaws or a contractual arrangement. In addition, the Michigan Business Corporation Act authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was serving in an indemnified capacity against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him.

North Carolina

Cooper-Standard Automotive NC L.L.C. is a North Carolina limited liability company. Section 57C332 of the North Carolina Limited Liability Company Act (the “NCLLCA”) provides that a North Carolina limited liability company may limit the personal liability of a member or manager or other person for monetary damages for breach of any duty (other than for liability unlawful distributions under 57C407) and may provide for indemnification of a member, manager or other person for judgments, fines, or expenses incurred in a proceeding to which the member, manager or other person is a party because the person is or was a manager, member, director or executive, provided, however, that no provision of a limited liability company agreement may limit, eliminate, or indemnify against the liability of a manager, director or executive for (i) acts or omissions that the manager, director, or executive knew at the time of the acts or omissions were clearly in conflict with the interests of the limited liability company, (ii) any transaction from which the manager, director, or executive derived an improper personal benefit or (iii) acts or omissions occurring prior to the date the provision became effective. Moreover, Section 57C331 of the NCLLCA provides that, unless otherwise limited by its limited liability company agreement, company shall indemnify every manager, director, and executive in respect of payments made and personal liabilities reasonably incurred by the manager, director, or executive in the authorized conduct of its business or for the preservation of its business or property and shall further indemnify a member, manager, director, or executive who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a member, manager, director, or executive of the limited liability company against reasonable expenses incurred in connection with the proceeding.

Insurance

The Company has also obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors of each of the registrants may, in such capacities, incur.

Item 21.	Exhibits and Financial Statement Schedules

The exhibits to this registration statement are listed on the Exhibit Index on page II-31 hereof, which is incorporated by reference in this Item 21.

Item 22.	Undertakings

Each of the undersigned registrants hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission, or the SEC, pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Cooper-Standard Automotive Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

COOPER-STANDARD AUTOMOTIVE INC.

By:	*
Name:	James S. McElya
Title:	Chairman, Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* James S. McElya	Chairman, Director and Chief Executive Officer (Principal Executive Officer)	December 22, 2010

* Allen J. Campbell	Vice President and Chief Financial Officer (Principal Financial Officer)	December 22, 2010

* Helen T. Yantz	Vice President and Corporate Controller (Principal Accounting Officer)	December 22, 2010

* Glenn R. August	Director	December 22, 2010

* Orlando A. Bustos	Director	December 22, 2010

* Larry Jutte	Director	December 22, 2010

* David J. Mastrocola	Director	December 22, 2010

* Stephen A. Van Oss	Director	December 22, 2010

* Kenneth L. Way	Director	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Cooper-Standard Holdings Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

COOPER-STANDARD HOLDINGS INC.

By:	*
Name:	James S. McElya
Title:	Chairman, Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* James S. McElya	Chairman, Director and Chief Executive Officer (Principal Executive Officer)	December 22, 2010

* Allen J. Campbell	Vice President and Chief Financial Officer (Principal Financial Officer)	December 22, 2010

* Helen T. Yantz	Vice President and Corporate Controller (Principal Accounting Officer)	December 22, 2010

* Glenn R. August	Director	December 22, 2010

* Orlando A. Bustos	Director	December 22, 2010

* Larry Jutte	Director	December 22, 2010

* David J. Mastrocola	Director	December 22, 2010

* Stephen A. Van Oss	Director	December 22, 2010

* Kenneth L. Way	Director	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Cooper-Standard Automotive FHS Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

COOPER-STANDARD AUTOMOTIVE FHS INC.

By:	*
Name:	Michael C. Verwilst
Title:	President and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Michael C. Verwilst	President and Director (Principal Executive Officer)	December 22, 2010

* Allen J. Campbell	Vice President and Director (Principal Financial Officer and Principal Accounting Officer)	December 22, 2010

* Edward A. Hasler	Director	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Cooper-Standard Automotive Fluid Systems Mexico Holdings LLC has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

COOPER-STANDARD AUTOMOTIVE FLUID SYSTEMS MEXICO HOLDINGS LLC

By:	*
Name:	Michael C. Verwilst
Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Michael C. Verwilst	President (Principal Executive Officer)	December 22, 2010

* Allen J. Campbell	Vice President (Principal Financial Officer and Principal Accounting Officer)	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Cooper-Standard Automotive OH, LLC has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

COOPER-STANDARD AUTOMOTIVE OH, LLC

By:	*
Name:	Edward A. Hasler
Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Edward A. Hasler	President (Principal Executive Officer)	December 22, 2010

* Allen J. Campbell	Vice President (Principal Financial Officer and Principal Accounting Officer)	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Cooper-Standard Automotive NC L.L.C. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

COOPER-STANDARD AUTOMOTIVE NC L.L.C.

By:	*
Name:	Edward A. Hasler
Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Edward A. Hasler	President (Principal Executive Officer)	December 22, 2010

* Allen J. Campbell	Vice President (Principal Financial Officer and Principal Accounting Officer)	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, CSA Services Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

CSA SERVICES INC.

By:	*
Name:	Allen J. Campbell
Title:	President and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Allen J. Campbell	President and Director (Principal Executive Officer)	December 22, 2010

/s/ Timothy W. Hefferon Timothy W. Hefferon	Secretary and Director	December 22, 2010

* Helen T. Yantz	Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, NISCO Holding Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

NISCO HOLDING COMPANY

By:	*
Name:	James S. McElya
Title:	President and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* James S. McElya	President and Director (Principal Executive Officer)	December 22, 2010

* Allen J. Campbell	Vice President and Director (Principal Financial Officer and Principal Accounting Officer)	December 22, 2010

* Edward A. Hasler	Vice President and Director	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, North American Rubber, Incorporated has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

NORTH AMERICAN RUBBER INCORPORATED

By:	*
Name:	Edward A. Hasler
Title:	President and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Edward A. Hasler	President and Director (Principal Executive Officer)	December 22, 2010

* Allen J. Campbell	Vice President and Director (Principal Financial Officer and Principal Accounting Officer)	December 22, 2010

/s/ Timothy W. Hefferon Timothy W. Hefferon	Secretary and Director	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, StanTech, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

STANTECH, INC.

By:	*
Name:	Michael C. Verwilst
Title:	President and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Michael C. Verwilst	President and Director (Principal Executive Officer)	December 22, 2010

* Allen J. Campbell	Vice President and Director (Principal Financial Officer and Principal Accounting Officer)	December 22, 2010

* Edward A. Hasler	Director	December 22, 2010

/s/ Timothy W. Hefferon Timothy W. Hefferon	Secretary and Director	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sterling Investments Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

STERLING INVESTMENTS COMPANY

By:	*
Name:	Allen J. Campbell
Title:	Chairman, Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Allen J. Campbell	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	December 22, 2010

* Helen T. Yantz	Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	December 22, 2010

/s/ Timothy W. Hefferon Timothy W. Hefferon	Secretary and Director	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Westborn Service Center, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 22, 2010.

WESTBORN SERVICE CENTER, INC.

By:	*
Name:	Edward A. Hasler
Title:	Chairman, President and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Edward A. Hasler	Chairman, President and Director (Principal Executive Officer)	December 22, 2010

* Allen J. Campbell	Vice President and Director (Principal Financial Officer)	December 22, 2010

* Helen T. Yantz	Assistant Secretary (Principal Accounting Officer)	December 22, 2010

/s/ Timothy W. Hefferon Timothy W. Hefferon	Secretary and Director	December 22, 2010

*By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, as attorney-in-fact for the persons indicated

Index to Exhibits

Exhibit No.	Description of Exhibit

2.1*	Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization, dated March 26, 2010 (incorporated by reference to Exhibit 2.1 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated May 24, 2010).

3.1*	Third Amended and Restated Certificate of Incorporation of Cooper-Standard Holdings Inc., dated May 27, 2010 (incorporated by reference to Exhibit 3.1 to Cooper-Standard Holdings Inc.’s Registration Statement on Form S-1 (File No. 333-168316)).

3.2*	Amended and Restated Bylaws of Cooper-Standard Holdings Inc. (incorporated by reference to Exhibit 3.2 to Cooper-Standard Holdings Inc.’s Registration Statement on Form S-1 (File No. 333-168316)).

3.3*	Cooper-Standard Holdings Inc. Certificate of Designations 7% Cumulative Participating Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to Cooper-Standard Holdings Inc.’s Registration Statement on Form S-1 (File No. 333-168316)).

3.4*	Certificate of Second Amended and Restated Articles of Incorporation of Cooper-Standard Automotive Inc.

3.5*	Amended and Restated Code of Regulations of Cooper-Standard Automotive Inc. (incorporated by reference to Exhibit 3.2 to Cooper-Standard Automotive Inc.’s Registration Statement on Form S-4 (File No. 333-123708)).

3.6*	First Amended and Restated Certificate of Incorporation of Cooper-Standard Automotive FHS Inc.

3.7*	Amended and Restated Bylaws of Cooper-Standard Automotive FHS Inc. (incorporated by reference to Exhibit 3.24 to Cooper-Standard Automotive Inc.’s Registration Statement on Form S-1 (File No. 333-150500)).

3.8*	Amended and Restated Certificate of Formation of Cooper-Standard Automotive Fluid Systems Mexico Holding LLC.

3.9*	Operating Agreement of Cooper-Standard Automotive Fluid Systems Mexico Holding LLC (incorporated by reference to Exhibit 3.6 to Cooper-Standard Automotive Inc.’s Registration Statement on Form S-4 (File No. 333-123708)).

3.10*	Amended and Restated Articles of Organization of Cooper-Standard Automotive NC L.L.C.

3.11*	Amended and Restated Operating Agreement of Cooper-Standard Automotive NC L.L.C. (incorporated by reference to Exhibit 3.10 to Cooper-Standard Automotive Inc.’s Registration Statement on Form S-4 (File No. 333-123708)).

3.12*	Amended and Restated Articles of Organization of Cooper-Standard Automotive OH, LLC.

3.13*	Amended and Restated Operating Agreement of Cooper-Standard Automotive OH (incorporated by reference to Exhibit 3.8 to Cooper-Standard Automotive Inc.’s Registration Statement on Form S-4 (File No. 333-123708)).

3.14*	Certificate of Amended and Restated Articles of Incorporation of CSA Services Inc.

3.15*	Regulations of CSA Services Inc. (incorporated by reference to Exhibit 3.12 to Cooper-Standard Automotive Inc.’s Registration Statement on Form S-4 (File No. 333-123708)).

3.16*	First Amended and Restated Certificate of Incorporation of NISCO Holding Company.

3.17*	By laws of NISCO Holding Company (incorporated by reference to Exhibit 3.14 to Cooper-Standard Automotive Inc.’s Registration Statement on Form S-4 (File No. 333-123708)).

3.18*	First Amended and Restated Articles of Incorporation of North American Rubber, Incorporated.

Exhibit No.	Description of Exhibit

3.19*	Bylaws of North American Rubber, Incorporated (incorporated by reference to Exhibit 3.16 to Cooper-Standard Automotive Inc.’s Registration Statement on Form S-4 (File No. 333-123708)).

3.20*	First Amended and Restated Certificate of Incorporation of StanTech, Inc.

3.21*	By-laws of StanTech, Inc. (incorporated by reference to Exhibit 3.18 to Cooper-Standard Automotive Inc.’s Registration Statement on Form S-4 (File No. 333-123708)).

3.22*	First Amended and Restated Certificate of Incorporation of Sterling Investments Company.

3.23*	Amended and Restated By-laws of Sterling Investments Company (incorporated by reference to Exhibit 3.20 to Cooper-Standard Automotive Inc.’s Registration Statement on Form S-4 (File No. 333-123708)).

3.24*	First Amended and Restated Articles of Incorporation of Westborn Service Center, Inc.

3.25*	Amended and Restated By-laws of Westborn Service Center, Inc. (incorporated by reference to Exhibit 3.22 to Cooper-Standard Automotive Inc.’s Registration Statement on Form S-4 (File No. 333-123708)).

4.1*	Indenture, 8½% Senior Notes due 2018, dated as of May 11, 2010, between CSA Escrow Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Cooper-Standard Holdings Inc.’s Registration Statement on Form S-1 (File No. 333-168316)).

4.2*	Supplemental Indenture, Senior Notes due 2018, dated as of May 27, 2010, among Cooper-Standard Automotive Inc., Cooper-Standard Holdings Inc., the subsidiaries of Cooper-Standard Automotive Inc. set forth on the signature page thereto and U.S. Bank National Association, as trustee under the indenture (incorporated by reference to Exhibit 4.1 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

4.3*	Registration Rights Agreement, dated as of May 11, 2010, by and among CSA Escrow Corporation and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to Cooper-Standard Holdings Inc.’s Registration Statement on Form S-1 (File No. 333-168316)).

4.4*	Joinder to Registration Rights Agreement, dated May 27, 2010 (incorporated by reference to Exhibit 4.2 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

4.5*	Registration Rights Agreement, dated as of May 27, 2010, by and among Cooper-Standard Holdings Inc., the Backstop Purchasers and the other holders party thereto (incorporated by reference to Exhibit 4.3 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

4.6*	Warrant Agreement, dated as of May 27, 2010, between Cooper-Standard Holdings Inc. and Computershare Inc. and Computershare Trust Company, N.A., collectively as Warrant Agent (incorporated by reference to Exhibit 4.4 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

4.7*	Form of 8½% Senior Notes due 2018 (included in Exhibit 4.1).

5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

5.2*	Opinion of Shumaker, Loop & Kendrick, LLP.

5.3*	Opinion of K&L Gates LLP.

5.4*	Opinion of Foley & Lardner LLP.

5.5*	Opinion of Moore & Van Allen PLLC.

Exhibit No.	Description of Exhibit

10.1*	Loan and Security Agreement, dated as of May 27, 2010, among Cooper-Standard Holdings Inc., Cooper-Standard Automotive Inc., Cooper-Standard Automotive Canada Limited, the other guarantors party thereto, certain financial institutions as lenders and Bank of America, N.A., as Agent (incorporated by reference to Exhibit 10.1 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

10.2*	Escrow Agreement, dated as of May 11, 2010, by and among CSA Escrow Corporation,
Cooper-Standard Automotive Inc., U.S. Bank National Association, as trustee, and U.S. Bank National Association, as escrow agent (incorporated by reference to Exhibit 10.2 to
Cooper-Standard Holdings Inc.’s Registration Statement on Form S-1 (File No. 333-168316)).

10.3*	Stock and Asset Purchase Agreement, dated as of December 4, 2005, between ITT Industries, Inc. and Cooper-Standard Automotive Inc. (incorporated by reference to Exhibit 10.1 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated December 8, 2005).

10.4*	First Amendment to the Stock and Asset Purchase Agreement dated February 6, 2006 between Cooper-Standard Automotive Inc. and ITT Industries, Inc. (incorporated by reference to Exhibit 10.1 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated February 10, 2006).

10.5*	Sale and Purchase Agreement, dated and notarized on June 9 and June 10, 2007, by and between Automotive Sealing Systems S.A., Cooper-Standard Automotive Inc. and CSA Germany GmbH & Co. KG (incorporated by reference to Exhibit 10.1 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 14, 2007).

10.6*†	Fourth Amended and Restated Employment Agreement, dated July 1, 2008, by and among Cooper-Standard Automotive Inc. and James S. McElya (incorporated by reference to Exhibit 10.18 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

10.7*†	Executive Put Option Agreement, dated December 19, 2007, by and among Cooper-Standard Holdings Inc., Cypress Merchant Banking Partners II L.P., Cypress Merchant Banking II C.V., 55th Street Partners II L.P., Cypress Side-by-Side LLC, GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000, L.P. and James S. McElya (incorporated by reference to Exhibit 10.26 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

10.8*†	Employment Agreement, dated as of July 1, 2008, by and among Cooper-Standard Automotive Inc. and Edward A. Hasler (incorporated by reference to Exhibit 10.21 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

10.9*†	Employment Agreement, dated as of January 1, 2009, by and among Cooper-Standard Automotive Inc. and Allen J. Campbell (incorporated by reference to Exhibit 10.23 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

10.10*†	Employment Agreement, dated as of January 1, 2009, by and among Cooper-Standard Automotive Inc. and Keith D. Stephenson (incorporated by reference to Exhibit 10.25 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

10.11*†	Cooper-Standard Automotive Inc. Change of Control Severance Pay Plan, as Amended and Restated Effective July 1, 2008 (incorporated by reference to Exhibit 10.30 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

10.12*†	2004 Cooper-Standard Holdings Inc. Stock Incentive Plan, as Amended and Restated Effective November 1, 2007 (incorporated by reference to Exhibit 10.31 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

Exhibit No.	Description of Exhibit

10.13*†	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.32 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

10.14*†	Cooper-Standard Automotive Inc. Deferred Compensation Plan, Effective January 1, 2005 with Amendments through December 31, 2008 (incorporated by reference to Exhibit 10.33 to
Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

10.15*†	Cooper-Standard Automotive Inc. Pre-2005 Executive Deferred Compensation Plan, as Amended and Restated Effective January 1, 2005 (incorporated by reference to Exhibit 10.34 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, dated April 2, 2007).

10.16*†	Cooper-Standard Automotive Inc. Nonqualified Supplementary Benefit Plan, Amended and Restated as of January 1, 2009 (incorporated by reference to Exhibit 10.35 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

10.17*†	Cooper-Standard Automotive Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.36 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, dated April 2, 2007).

10.18*	Limited Liability Company Agreement of Nishikawa Standard Company LLC, dated as of January 1, 2008 (incorporated by reference to Exhibit 10.39 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

10.19*	Commitment Agreement, dated as of March 19, 2010, between Cooper-Standard Holdings Inc. and certain backstop parties (incorporated by reference to Exhibit 10.49 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

10.20*†	Employment agreement, dated as of January 1, 2009, by and between Cooper-Standard Automotive Inc. and Michael C. Verwilst (incorporated by reference to Exhibit 10.50 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

10.21*†	Agreement and General Release, dated as of March 31, 2009, by and among Cooper-Standard Holdings Inc., Cooper-Standard Automotive Inc. and Larry J. Beard (incorporated by reference to Exhibit 10.51 to Cooper-Standard Holdings Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

10.22*	Director Nomination Agreement, made as of May 27, 2010, among Cooper-Standard Holdings Inc. and Barclays Capital, Inc. (incorporated by reference to Exhibit 10.2 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

10.23*	Director Nomination Agreement, made as of May 27, 2010, among Cooper-Standard Holdings Inc. and Silver Point Capital, L.P., on behalf of its affiliates and related funds (incorporated by reference to Exhibit 10.3 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

10.24*	Director Nomination Agreement, made as of May 27, 2010, among Cooper-Standard Holdings Inc. and Oak Hill Advisors L.P., on behalf of certain funds and separate accounts that it manages (incorporated by reference to Exhibit 10.4 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

10.25*	Director Nomination Agreement, made as of May 27, 2010, among Cooper-Standard Holdings Inc. and Capital Research and Management Company, as investment advisor to certain funds it manages, TCW Shared Opportunity Fund IV, L.P., TCW Shared Opportunity Fund IVB, L.P., TCW Shared Opportunity Fund V, L.P., TD High Yield Income Fund, and Lord, Abbett & Co. LLC, as investment manager on behalf of multiple clients (incorporated by reference to Exhibit 10.5 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

Exhibit No.	Description of Exhibit

10.26*†	2010 Cooper-Standard Holdings Inc. Management Incentive Plan (incorporated by reference to Exhibit 10.6 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

10.27*†	Form of 2010 Cooper-Standard Holdings Inc. Management Incentive Plan Nonqualified Stock Option Agreement for key employees (incorporated by reference to Exhibit 10.7 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

10.28*†	Form of 2010 Cooper-Standard Holdings Inc. Management Incentive Plan Restricted Stock Award Agreement for key employees (incorporated by reference to Exhibit 10.8 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

10.29*†	Form of 2010 Cooper-Standard Holdings Inc. Management Incentive Plan Nonqualified Stock Option Agreement for directors (incorporated by reference to Exhibit 10.9 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

10.30*†	Form of 2010 Cooper-Standard Holdings Inc. Management Incentive Plan Restricted Stock Award Agreement for directors (incorporated by reference to Exhibit 10.10 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

10.31*	Settlement Agreement, dated as of March 17, 2010 (incorporated by reference to Exhibit 10.2 to Cooper-Standard Holdings Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010).

12.1*	Computation of Ratio of Earnings to Fixed Charges.

21.1*	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).

23.3*	Consent of Shumaker, Loop & Kendrick, LLP (included in Exhibit 5.2).

23.4*	Consent of K&L Gates LLP (included in Exhibit 5.3).

23.5*	Consent of Foley & Lardner LLP (included in Exhibit 5.4).

23.6*	Consent of Moore & Van Allen PLLC (included in Exhibit 5.5).

24.1*	Powers of Attorney.

25.1*	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 with respect to the Indenture governing the 8½% Senior Notes due 2018.

99.1*	Form of Letter of Transmittal, with respect to outstanding notes and exchange notes.

99.2*	Form of Notice of Guaranteed Delivery, with respect to outstanding notes and exchange notes.

99.3*	Form of Instructions to Registered Holder Beneficial Owners.

99.4*	Form of Letter to Clients.

99.5*	Form of Letter to Registered Holders.

*	Previously filed.
†	Management contracts and compensation plans or arrangement.